ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34783
December 18, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

<u>T&D Holdings, Inc. - 12g3-2(b) Exemption</u>

SUPPL

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Financial Summary (For the Three Months Ended June 30, 2008) dated August 12, 2008;

2. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated August 12, 2008 and Supplementary Materials for the Three Months Ended June 30, 2008;

3. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated August 12, 2008 and Supplementary Materials for the Three Months Ended June 30, 2008;

4. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated August 12, 2008 and Supplementary Materials for the Three Months Ended June 30, 2008;

5. Financial Summary (For the Six Months Ended September 30, 2008) dated November 19, 2008;

6. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated November 19, 2008 and Supplementary Materials for the Six Months Ended September 30, 2008;

7. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated November 19, 2008 and Supplementary Materials for the Six Months Ended September 30, 2008;

8. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated November 19, 2008 and Supplementary Materials for the Six Months Ended September 30, 2008;

9. Press release dated November 19, 2008 and entitled "Revisions of Consolidated Earnings Forecasts for the Fiscal Year Ending March 31, 2009";

10. Press release dated November 19, 2008 and entitled "Capital Increase Plan in T&D Financial Life Insurance Company";

11. Press release dated October 31, 2008 and entitled "Revisions of Consolidated Earnings Forecasts for the Six Months Ended September 30, 2008";

12. Press release dated October 30, 2008 and entitled "Change of Pet & Family Small-amount Short-term Insurance Company to a Wholly Owned Subsidiary through a Share Exchange";

13. Press release dated October 10, 2008 and entitled "Devaluation Losses on Securities at the End of the Second Quarter Ended September 30, 2008";

14. Press release dated August 12, 2008 and entitled "The State of Investment in Securitized Products, Sub-prime related Products and Others (Taiyo Life Insurance Company)";

15. Press release dated August 12, 2008 and entitled "The State of Investment in Securitized Products, Sub-prime related Products and Others (Daido Life Insurance Company)";

16. Press release dated August 12, 2008 and entitled "The State of Investment in Securitized Products, Sub-prime related Products and Others (T&D Financial Life Insurance Company)";

17. Press release dated July 3, 2008 and entitled "The Administrative Order from Financial Services Agency to Daido Life Insurance Company"; and

18. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

FINANCIAL SUMMARY

(For the Three Months Ended June 30, 2008)

August 12, 2008

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Consolidated Operating Results for the Three Months Ended June 30, 2008 (April 1, 2008 – June 30, 2008)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
Three months ended June 30, 2008	¥675,657 million	-	¥31,079 million	-	¥9,099 million	-
Three months ended June 30, 2007	¥635,229 million	0.4	¥66,537 million	15.5	¥28,323 million	5.1

	Net Income per Share	Net Income per Share (Fully Diluted)
Three months ended June 30, 2008	¥36.96	-
Three months ended June 30, 2007	¥115.02	-

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2008	¥13,270,407 million	¥725,650 million	5.5%	¥2,939.76
As of March 31, 2008	¥13,366,056 million	¥677,273 million	5.1%	¥2,743.16

Note: Equity: as of June 30, 2008: ¥723,849 million; as of March 31, 2008: ¥675,453 million

2. Dividends

	Dividends per Share				
	First Quarter-End	Second Quarter-End	Third Quarter-End	Year-End	Annual
Year Ended March 31, 2008	-	-	-	¥65.00	¥65.00
Year Ending March 31, 2009	-				
Year Ending March 31, 2009 (Forecast)		-	-	¥65.00	¥65.00

Note: Revisions to dividend forecasts in this term: None

3. Consolidated Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Note: % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues		Ordinary Profit		Net Income		Net Income per Share
Six months ending Sep.30, 2008	¥1,080,000 million	(5.1)%	¥59,000 million	(41.4)%	¥20,000 million	(39.5)%	¥81.22
Year ending March 31, 2009	¥2,100,000 million	(9.9)%	¥115,000 million	(26.1)%	¥39,000 million	6.1%	¥158.39

Note: Revisions to financial forecasts in this term: None

4. Others

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation): None

(2) Adoption of Simple Accounting Methods and Accounting Methods Specific to Preparation for Quarterly Consolidated Financial Statements: None

(3) Changes in Accounting Principles, Procedures and Presentation Methods for Quarterly Consolidated Financial Statements:

1. Changes due to the revision of accounting standards: Applicable

2. Changes due to other factors: Applicable

Note: For details, please refer to T&D Holdings' "Financial Review 5.Others" section in this material "Financial Summary for the Three Months Ended June 30, 2008".

(4) Number of Outstanding Shares (Common Stock)

1. Number of outstanding shares including treasury stock at the end of the term: as of June 30, 2008: 246,330,000
as of March 31, 2008: 246,330,000

2. Number of treasury stock at the end of the term: as of June 30, 2008: 102,778
as of March 31, 2008: 98,215

3. Average number of outstanding shares during the term: for the three months ended June 30, 2008: 246,229,732
for the three months ended June 30, 2007: 246,248,809

1. The above forecasts for the year ending March 31, 2009 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses. Please refer to T&D Holdings' "Financial Review 4. Forecasts for the Year Ending March 31, 2009(April 1, 2008 – March 31, 2009)" section in this material "Financial Summary for the Three Months Ended June 30, 2008" about consolidated forecasts and non-consolidated forecasts.

2. Effective from this fiscal year, ASBJ Statement No.12 "Accounting Standard for Quarterly Financial Reporting" and ASBJ Guidance No. 14 "Guidance on Accounting Standard for Quarterly Financial Reporting" have been adopted. Under Article 61 and 82 of the "Regulation Concerning Terminology, Forms and Methods of Preparation of Quarterly Consolidated Financial Statements", the quarterly consolidated financial statements have been prepared in accordance with the "Regulation Concerning Terminology, Forms and Methods of Preparation of Quarterly Consolidated Financial Statements" and the "Enforcement Regulation of the Insurance Business Law."

Financial Review

1. Consolidated Results of Operations

For the three months ended June 30, 2008, ordinary revenues increased ¥40.4 billion, or 6.4 percent from the level of the same term of the previous fiscal year, to ¥675.6 billion, which was a total of income from insurance premiums of ¥394.8 billion (down 7.8 percent), investment income of ¥132.0 billion (down 15.4 percent), other ordinary income of ¥148.7 billion (up 193.9 percent) and others.

Ordinary expenses increased ¥75.8 billion, or 13.3 percent from the level of the same term of the previous fiscal year, to ¥644.5 billion, which was a total of insurance claims and other payments of ¥514.8 billion (up 12.1 percent), investment expenses of ¥54.0 billion (up 36.4 percent), operating expenses of ¥52.4 billion (up 1.7 percent), other ordinary expenses of ¥22.9 billion (up 28.4 percent) and others.

As a result, ordinary profit decreased ¥35.4 billion, or 53.3 percent from the level of the same term of the previous fiscal year, to ¥31.0 billion. Ordinary profit decreased mainly due to a decrease in income from interest and dividends and a decrease in net capital gains/losses including gains/losses from monetary trusts.

Extraordinary gains increased 983.0 percent, to ¥0.7 billion, and extraordinary losses decreased 75.0 percent, to ¥1.9 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥1.7 billion (down 74.7 percent).

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income decreased ¥19.2 billion, or 67.9 percent from the level of the same term of the previous fiscal year, to ¥9.0 billion.

2. Consolidated Financial Position

(1) Balance Sheets

As of June 30, 2008, total assets amounted to ¥13,270.4 billion (down 0.7 percent from March 31, 2008), mainly consisting of securities centered on public and corporate bonds amounting to ¥9,293.5 billion (up 0.5 percent), loans of ¥2,356.1 billion (down 0.3 percent), monetary claims purchased of ¥512.4 billion (up 19.0 percent), cash and deposits of ¥308.3 billion (down 0.0 percent) and tangible fixed assets of ¥306.3 billion (down 0.9 percent).

Total liabilities were ¥12,544.7 billion (down 1.1 percent), and policy reserves accounting for a substantial portion of them amounted to ¥12,007.9 billion (down 1.1 percent).

Total net assets were ¥725.6 billion (up 7.1 percent), of which net unrealized gains on securities was ¥302.4 billion (up 22.5 percent).

(2) Cash Flows

Cash flows for the three months ended June 30, 2008, were as follows.

Net cash used in operating activities was ¥162.8 billion in expenditure, up ¥111.3 billion from the level of the same term of the previous fiscal year. This was mainly due to a decrease in income from insurance premiums and an increase in insurance claims and other payments.

Net cash provided by investing activities was ¥152.6 billion in revenue, up ¥96.8 billion from the level of the same term of the previous fiscal year. This was mainly due to an increase in gains on sales and redemptions of securities.

Net cash used in financing activities was ¥10.1 billion in expenditure, up ¥7.8 billion from the level of the same term of the previous fiscal year. This was mainly due to a decrease in income from short-term debenture.

As a result, cash and cash equivalents as of June 30, 2008 totaled ¥961.1 billion, down ¥21.4 billion from the beginning of the fiscal year.

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the three months ended June 30, 2008, Taiyo Life's ordinary revenues decreased ¥2.9 billion, or 1.0 percent from the level of the same term of the previous fiscal year, to ¥283.6 billion, which was a total of income from insurance premiums of ¥172.2 billion (down 4.0 percent), investment income of ¥50.5 billion (down 16.1 percent), and other ordinary income of ¥60.7 billion (up 29.9 percent).

Ordinary expenses increased ¥13.9 billion, or 5.4 percent from the level of the same term of the previous fiscal year, to ¥272.4 billion, which was a total of insurance claims and other payments of ¥220.6 billion (up 2.2 percent), investment expenses of ¥18.5 billion (up 33.2 percent), operating expenses of ¥19.7 billion (up 4.3 percent) and others.

As a result, ordinary profit decreased ¥16.8 billion, or 60.1 percent from the level of the same term of the previous fiscal year, to ¥11.1 billion. Ordinary profit decreased mainly due to a decrease in income from interest and dividends and gains on sales of securities.

Net income decreased ¥8.2 billion, or 68.0 percent from the level of the same term of the previous fiscal year, to ¥3.9 billion.

Core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the three months ended June 30, 2008, recorded ¥9.6 billion, down 34.7 percent compared with the same term of the previous year, after compensating for a negative spread of ¥7.3 billion (up 70.5 percent).

Daido Life Insurance Company:

For the three months ended June 30, 2008, Daido Life's ordinary revenues increased ¥44.4 billion, or 14.1 percent from the level of the same term of the previous fiscal year, to ¥360.4 billion, which was a total of income from insurance premiums of ¥203.0 billion (up 1.3 percent), investment income of ¥62.5 billion (down 19.5 percent), and other ordinary income of ¥94.7 billion (up 151.0 percent).

Ordinary expenses increased ¥63.2 billion, or 23.0 percent from the level of the same term of the previous fiscal year, to ¥338.3 billion, which was a total of insurance claims and other payments of ¥273.6 billion (up 26.0 percent) and investment expenses of ¥30.6 billion (up 19.3 percent), operating expenses of ¥29.2 billion (up 2.9 percent) and others.

As a result, ordinary profit decreased ¥18.8 billion, or 46.1 percent from the level of the same term of the previous fiscal year, to ¥22.0 billion. Ordinary profit decreased mainly due to a decrease in income from interest and dividends and an increase in devaluation losses on securities.

Extraordinary gains increased 1,829.3 percent, to ¥0.6 billion, and extraordinary losses decreased 29.8 percent, to ¥1.8 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥1.6 billion (down 3.9 percent).

Net income decreased ¥11.7 billion, or 62.9 percent from the level of the same term of the previous fiscal year, to ¥6.9 billion.

Core profit was ¥22.9 billion, a decrease of 26.5 percent compared with the same term of the previous fiscal year. A negative spread was ¥1.8 billion, turned from a positive spread of ¥3.5 billion yen for the same term of the previous fiscal year.

T&D Financial Life Insurance Company:

For the three months ended June 30, 2008, T&D Financial Life's ordinary revenues decreased ¥31.4 billion, or 43.0 percent from the level of the same term of the previous fiscal year, to ¥41.8 billion, which was a total of income from insurance premiums of ¥19.4 billion (down 59.8 percent), investment income of ¥19.5 billion (down 12.4 percent), and other ordinary income of ¥2.7 billion (up 10.7 percent).

Ordinary expenses decreased ¥30.9 billion, or 41.0 percent from the level of the same term of the previous fiscal year, to ¥44.5 billion, which was a total of insurance claims and other payments of ¥20.6 billion (down 21.9 percent), provision for policy reserve of ¥15.6 billion (down 62.9 percent), investment expenses of ¥4.8 billion (up 112.3 percent), and operating expenses of ¥2.9 billion (down 28.1 percent) and others.

As a result, ordinary losses increased ¥0.5 billion, or 26.6 percent from the level of the same term of the previous fiscal year, to ¥2.7 billion.

Net loss increased ¥0.3 billion, or 22.9 percent from the same term of the previous fiscal year, to ¥1.9 billion.

Core profit was ¥2.3 billion, an increase of 107.2 percent compared with the same term of the previous fiscal year. A negative spread was ¥0.9 billion (down 10.1 percent).

(2) Financial Position

Taiyo Life Insurance Company:

As of June 30, 2008, total assets amounted to ¥6,174.6 billion (down 0.2 percent from March 31, 2008), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,199.0 billion (up 1.1 percent), loans of ¥1,485.0 billion (up 0.2 percent), tangible fixed assets of ¥161.3 billion (down 0.5 percent), and monetary claims purchased of ¥156.3 billion (down 2.6 percent).

Total liabilities were ¥5,897.2 billion (down 0.6 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,681.6 billion (down 0.9 percent).

Total net assets were ¥277.4 billion (up 9.1 percent) of which net unrealized gains on securities was ¥163.3 billion (up 20.0 percent).

Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 999.0 percent (1,000.6 percent at the end of the previous fiscal year). Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥656.9 billion (¥659.7 billion posted at the previous fiscal year-end).

Daido Life Insurance Company:

As of June 30, 2008, total assets amounted to ¥5,946.8 billion (down 1.7 percent from March 31, 2008), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,143.7 billion (down 0.4 percent), loans of ¥880.1 billion (down 1.1 percent), monetary claims purchased of ¥356.0 billion (up 31.8 percent), cash and deposits of ¥164.9 billion (down 2.7 percent) and tangible fixed assets of ¥138.8 billion (down 1.2 percent).

Total liabilities were ¥5,545.1 billion (down 2.3 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,297.4 billion (down 1.8 percent).

Total net assets were ¥401.6 billion (up 7.3 percent) of which net unrealized gains on securities was ¥140.4 billion (up 25.5 percent).

Daido Life's solvency margin ratio was 1,103.8 percent (1,096.3 percent at the end of the previous fiscal year). Furthermore, the value of adjusted net assets amounted to ¥823.2 billion (¥777.2 billion posted at the previous fiscal year-end).

T&D Financial Life Insurance Company:

As of June 30, 2008, total assets amounted to ¥1,061.2 billion (up 1.2 percent from March 31, 2008), mainly consisting of securities of ¥953.0 billion (up 2.0 percent), call loans of ¥27.5 billion (down 6.8 percent), monetary trust of ¥27.2 billion (down 9.8 percent) and cash and deposits of ¥21.6 billion (up 5.0 percent).

Total liabilities were ¥1,036.3 billion (up 1.4 percent), and policy reserves accounting for a substantial portion of them amounted to ¥1,026.2 billion (up 1.5 percent).

Total net assets were ¥24.8 billion (down 7.6 percent), of which net unrealized gains on securities was a loss of ¥1.3 billion (up 10.1 percent).

T&D Financial Life's solvency margin ratio was 891.2 percent (912.4 percent at the end of the previous fiscal year). Furthermore, the value of adjusted net assets amounted to ¥60.4 billion (¥63.7 billion posted at the previous fiscal year-end).

(Reference) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the three months ended June 30, 2008 increased 10.0 percent compared with the same term of the previous fiscal year, to ¥501.8 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 15.1 percent compared with the same term of the previous fiscal year, to ¥314.3 billion.

As a result, the total policy amount in force of individual insurance and annuities as of June 30, 2008 decreased 2.0 percent from the level of the same term of the previous fiscal year, or increased 0.1 percent from the previous fiscal year-end, to ¥17,198.8 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the three months ended June 30, 2008 decreased 14.4 percent compared with the same term of the previous fiscal year, to ¥964.6 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities increased 0.9 percent compared with the same term of the previous fiscal year, to ¥920.6 billion.

As a result, the total policy amount in force of individual insurance and annuities as of June 30, 2008 decreased 0.0 percent from the level of the same term-end of the previous fiscal year, or decreased 0.5 percent from the previous fiscal year-end, to ¥39,713.1 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the three months ended June 30, 2008 (there is no net increase from conversions) decreased 65.2 percent compared with the same term of the previous fiscal year, to ¥12.6 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 23.7 percent compared with the same term of the previous fiscal year, to ¥36.9 billion.

As a result, the total policy amount in force of individual insurance and annuities as of June 30, 2008, decreased 11.1 percent from the level of the same term of the previous fiscal year, or decreased 1.3 percent from the previous fiscal year-end, to ¥2,231.1 billion.

4. Forecasts for the Year Ending March 31, 2009 (April 1, 2008 – March 31, 2009)

Since the business results for the three months that ended June 30, 2008 are in line with our plan, earnings forecasts for the fiscal year ending March 31, 2009 have not been changed from those announced on May 19, 2008.

The consolidated forecasts for the year ending March 31, 2009 are as follows:

(Billions of yen)

	Ordinary revenues	Ordinary profit	Net income
Second quarter-end	1,080	59	20
Change	(5.1%)	(41.4%)	(39.5%)
Year-end	2,100	115	39
Change	(9.9%)	(26.1%)	6.1%

Reference: Forecasts for the Year Ending March 31, 2009, of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	930	1,020	270
Change	(7.0%)	(10.2%)	49.6%
Ordinary profit (loss)	29	96	(14)
Change	(49.2%)	(8.3%)	44.8%
Core profit (loss)	46	107	(4)
Change	(13.3%)	(14.3%)	(78.0%)
Net income (loss)	13	34	(10)
Change	7.9%	11.6%	44.1%

5. Others

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation)

None

(2) Adoption of Simple Accounting Methods and Accounting Methods Specific to Preparation for Quarterly Consolidated Financial Statements

None

(3) Changes in Accounting Principles and Procedures and Presentation Methods for Quarterly Consolidated Financial Statements

Adoption of Accounting Standard for Quarterly Financial Reporting

Effective from this fiscal year, ASBJ Statement No.12 "Accounting Standard for Quarterly Financial Reporting" and ASBJ Guidance No. 14 "Guidance on Accounting Standard for Quarterly Financial Reporting" have been adopted.

Under Article 61 and 82 of the "Regulation Concerning Terminology, Forms and Methods of Preparation of Quarterly Consolidated Financial Statements", the quarterly consolidated financial statements have been prepared in accordance with the "Regulation Concerning Terminology, Forms and Methods of Preparation of Quarterly Consolidated Financial

Statements" and the "Enforcement Regulation of the Insurance Business Law".

Adoption of Accounting Standard for Lease Transactions

(a) As lessee

Prior to April 1, 2008, the accounting treatment for finance lease transactions not involving the transfer of ownership (nonownership-transfer finance leases) had been permitted to be accounted for as operating lease transactions. However, the adoption of the "Accounting Standard for Lease Transactions (Statement No.13)" and the "Guidance on Accounting Standard for Lease Transactions (Guidance No.16)" was allowed regarding the quarterly consolidated financial statements on or after April 1, 2008. Therefore, the Company has adopted these standards and guidance effective from this fiscal year, and the accounting treatments for such transactions follow the method for ordinary purchase and sales transactions.

In addition, lease assets with respect to nonownership-transfer finance leases are amortized by the straight-line method at rates based on lease term, without any residual value.

The accounting treatment for nonownership-transfer finance leases which commenced before the first fiscal year in which the Accounting Standard for Lease Transactions is applied continuously follows the method for operating lease transactions.

The impact of this change on ordinary profit and net income is so limited.

(b) As lessor

Prior to April 1, 2008, the accounting treatment for nonownership-transfer finance leases had been permitted to be accounted for as operating lease transactions. However, the adoption of the "Accounting Standard for Lease Transactions (Statement No.13)" and the "Guidance on Accounting Standard for Lease Transactions (Guidance No.16)" was allowed regarding the quarterly consolidated financial statements on and after April 1, 2008. Therefore, the Company has adopted these standards and guidance effective from this fiscal year, and the accounting treatments for such transactions follow the method for ordinary purchase and sales transactions.

The impact of this change on ordinary profit and net income is so limited.

Unaudited Consolidated Balance Sheets

(Millions of yen)

	As of June 30, 2008 Amount	As of March 31, 2008 Amount
Assets:		
Cash and deposits	308,330	308,428
Call loans	160,300	279,800
Monetary claims purchased	512,409	430,592
Monetary trusts	124,296	134,769
Securities	9,293,592	9,244,528
Loans	2,356,133	2,363,476
Tangible fixed assets	306,387	309,279
Intangible fixed assets	23,840	23,755
Due from agencies	1,285	1,382
Due from reinsurers	7,517	8,472
Other assets	141,831	199,089
Deferred tax assets	38,347	66,419
Reserve for possible loan losses	(3,866)	(3,940)
Total assets	13,270,407	13,366,056
Liabilities:		
Policy reserves	12,007,928	12,137,756
Reserve for outstanding claims	72,088	75,264
Policy reserve	11,751,622	11,875,618
Reserve for policyholder dividends	184,216	186,873
Due to agencies	200	280
Due to reinsurers	351	491
Short-term debenture	29,970	27,971
Subordinated bonds	20,000	20,000
Other liabilities	215,170	232,992
Reserve for bonus to directors and corporate auditors	52	210
Reserve for employees' retirement benefits	117,065	116,849
Reserve for directors' and corporate auditors' retirement benefits	3,858	4,242
Reserve for price fluctuations	139,018	137,269
Deferred tax liabilities	439	10
Deferred tax liabilities on land revaluation	10,700	10,708
Total liabilities	12,544,757	12,688,782
Net assets:		
Common stock		
Authorized - 966,000,000 shares		
Issued - 246,330,000 shares	118,595	118,595
Capital surplus	106,106	106,106
Retained earnings	245,044	251,934
Treasury stock	(668)	(638)
Total stockholders' equity	469,077	475,998
Net unrealized gains on securities	302,496	246,874
Deferred gains on hedging instruments	363	571
Land revaluation	(48,029)	(48,014)
Foreign currency translation adjustments	(57)	24
Total valuation and translation adjustments	254,771	199,455
Minority interests	1,800	1,820
Total net assets	725,650	677,273
Total liabilities and net assets	13,270,407	13,366,056

Unaudited Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2008
	Amount
Ordinary revenues	675,657
Income from insurance premiums	394,842
Investment income	132,029
Interest, dividends and income from real estate for rent	62,523
Gains on investment in trading securities, net	13,443
Gains on sales of securities	32,672
Other investment income	637
Gains on separate accounts, net	22,753
Other ordinary income	148,770
Reversal of policy reserve	123,995
Other ordinary income	24,775
Equity in net income of affiliated companies	14
Ordinary expenses	644,577
Insurance claims and other payments	514,852
Insurance claims	216,917
Annuity payments	52,472
Insurance benefits	83,698
Surrender payments	112,018
Other payments	49,746
Provision for policy and other reserves	225
Interest portion of reserve for policyholder dividends	225
Investment expenses	54,083
Interest expenses	496
Losses from monetary trust, net	5,010
Losses on sales of securities	7,785
Devaluation losses on securities	10,690
Losses from derivatives, net	23,964
Foreign exchange losses, net	1,044
Write-off of loans	9
Depreciation of real estate for rent	1,364
Other investment expenses	3,717
Operating expenses	52,475
Other ordinary expenses	22,939
Ordinary profit	31,079
Extraordinary gains	729
Gains on disposal of fixed assets	647
Reversal of reserve for possible loan losses	48
Recoveries of bad debts previously written-off	32
Other extraordinary gains	0
Extraordinary losses	1,979
Losses on disposal of fixed assets	229
Provision for reserve for price fluctuations	1,748
Other extraordinary losses	0
Provision for reserve for policyholder dividends	10,507
Income before income taxes	19,322
Current income taxes	12,628
Deferred income taxes	(2,409)
Minority interests	3
Net income	9,099

Unaudited Consolidated Statements of Cash Flows

(Millions of yen)

	Three months ended June 30, 2008
	Amount
Cash flows from operating activities:	
Income before income taxes	19,322
Depreciation of real estate for rent	1,364
Impairment loss	3,248
Decrease in reserve for outstanding claims	(3,175)
Decrease in policy reserve	(123,995)
Increase in interest portion of reserve for policyholder dividends	225
Increase in provision for reserve for policyholder dividends	10,507
Decrease in reserve for possible loan losses	(50)
Decrease in reserve for bonus to directors and corporate auditors	(157)
Increase in reserve for employees' retirement benefits	216
Decrease in reserve for directors' and corporate auditors' retirement benefits	(383)
Increase in reserve for price fluctuations	1,748
Interest, dividends and income from real estate for rent	(62,523)
Gains on investment securities	(50,393)
Interest expense	496
Exchange losses	1,127
Gains on disposal of tangible fixed assets	(622)
Equity in net income of affiliated companies	(14)
Decrease in amount due from agencies	97
Decrease in amount due from reinsurers	955
Increase in other assets (excluding investment activities-related and financing activities-related)	(4,282)
Decrease in amount due to agencies	(79)
Decrease in amount due to reinsurers	(139)
Decrease in other liabilities (excluding investment activities-related and financing activities-related)	(1,011)
Other, net	32,184
Subtotal	(175,334)
Interest, dividends and income from real estate for rent received	65,291
Interest paid	(839)
Policyholder dividends	(13,291)
Other, net	(883)
Income taxes paid	(37,755)
Net cash used in operating activities	(162,812)
Cash flows from investing activities:	
Net increase in short-term investments	(630)
Investments in monetary claims purchased	(16,120)
Proceeds from sale and redemption of monetary claims purchased	23,754
Investments in monetary trusts	(4,700)
Proceeds from monetary trusts	13,479
Purchase of securities	(979,370)
Sale and redemption of securities	1,114,257
Investments in loans	(120,967)
Collection of loans	128,846
Other, net	(6,779)
Subtotal	151,769
Total of net cash used in operating activities and investment transactions as above	(11,043)
Purchase of tangible fixed assets	(454)
Proceeds from disposal of tangible fixed assets	1,343
Net cash provided by investing activities	152,658
Cash flows from financing activities:	
Income from short-term debenture	1,981
Proceeds from debt	3,000
Repayments of debt	(1,854)
Payment of lease obligations	(2)
Purchase of treasury stock	(32)
Sale of treasury stock	1
Dividends paid	(13,201)
Dividends paid to minority interests	(31)
Net cash used in financing activities	(10,140)
Effect of exchange rate changes on cash and cash equivalents	(1,112)
Net decrease in cash and cash equivalents	(21,407)
Cash and cash equivalents at beginning of year	982,596
Cash and cash equivalents at end of period	961,189

(Reference) Unaudited Consolidated Statements of Operations for the Three Months Ended June 30, 2007

(Millions of yen)

	Three months ended June 30, 2007
	Amount
Ordinary revenues	635,229
Income from insurance premiums	428,477
Investment income	156,119
Interest, dividends and income from real estate for rent	75,117
Gains from monetary trusts, net	4,861
Gains on investment in trading securities, net	14,800
Gains on sales of securities	32,606
Other investment income	647
Gains on separate accounts, net	28,085
Other ordinary income	50,621
Reversal of policy reserve	30,083
Other ordinary income	20,537
Equity in net income of affiliated companies	11
Ordinary expenses	568,692
Insurance claims and other payments	459,339
Insurance claims	199,212
Annuity payments	48,477
Insurance benefits	84,701
Surrender payments	99,591
Other payments	27,357
Provision for policy and other reserves	229
Interest portion of reserve for policyholder dividends	229
Investment expenses	39,642
Interest expenses	574
Losses on sales of securities	5,131
Devaluation losses on securities	1,168
Losses from derivatives, net	23,955
Foreign exchange losses, net	1,212
Write-off of loans	17
Depreciation of real estate for rent	1,418
Other investment expenses	6,163
Operating expenses	51,617
Other ordinary expenses	17,862
Ordinary profit	66,537
Extraordinary gains	67
Reversal of reserve for possible loan losses	50
Recoveries of bad debts previously written-off	16
Other extraordinary gains	0
Extraordinary losses	7,904
Losses on disposal of fixed assets	986
Impairment loss	1
Provision for reserve for price fluctuations	6,916
Provision for reserve for policyholder dividends	12,106
Income before income taxes	46,594
Current income taxes	20,534
Deferred income taxes	(2,289)
Minority interests	26
Net income	28,323

(Reference) Unaudited Consolidated Condensed Statements of Cash Flows for the Three Months Ended June 30, 2007

(Millions of yen)

	Three months ended June 30, 2007
	Amount
Net cash used in operating activities	(51,427)
Net cash provided by investing activities	55,839
Net cash used in financing activities	(2,261)
Effect of exchange rate changes on cash and cash equivalents	(1,614)
Net increase in cash and cash equivalents	535
Cash and cash equivalents at beginning of period	1,217,045
Cash and cash equivalents at end of period	1,217,581

(Reference)

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Three Months Ended June 30, 2008

1. Sales Results (Individual insurance and annuities)

(Billions of yen)

Three Months Ended June 30, 2008	Total (Sum of three companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New policy amount	1,479.1	(8.7%)	501.8	10.0%	964.6	(14.4%)	12.6	(65.2%)
Surrender and lapse amount	1,271.8	(4.5%)	314.3	(15.1%)	920.6	0.9%	36.9	(23.7%)
Surrender and lapse rate			1.83%	(0.27points)	2.31%	0.01points	1.63%	(0.29points)
Policy amount in force	59,143.1	(1.1%)	17,198.8	(2.0%)	39,713.1	(0.0%)	2,231.1	(11.1%)
Annualized premiums of new policies	26.8	(16.0%)	9.8	4.8%	15.2	(13.0%)	1.7	(65.7%)
3rd sector products	3.4	(5.7%)	2.5	(4.9%)	0.8	(7.8%)	-	-
Annualized premiums of total policies	1,416.2	(1.8%)	631.1	(3.7%)	685.4	(0.7%)	99.6	4.1%
3rd sector products	173.3	(1.8%)	110.9	(0.9%)	56.4	(2.8%)	5.8	(9.9%)

Notes:

1. New policy amount includes an increase from conversion.

2. Surrender and lapse rate is not annualized.

3. % Change is presented in comparison with the same term of the previous fiscal year (hereinafter, same if not mentioned otherwise).

4. Changes in policy amount in force from the previous fiscal year-end: Total: (0.3%); Taiyo Life: 0.1%; Daido Life: (0.5%); T&D Financial Life: (1.3%)

2. Summary of Operations

(Billions of yen)

Three Months Ended June 30, 2008	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary revenues	675.6	6.4%	283.6	(1.0%)	360.4	14.1%	41.8	(43.0%)
Income from insurance premiums and others	394.8	(7.8%)	172.2	(4.0%)	203.0	1.3%	19.4	(59.8%)
Investment income	132.0	(15.4%)	50.5	(16.1%)	62.5	(19.5%)	19.5	(12.4%)
Ordinary expenses	644.5	13.3%	272.4	5.4%	338.3	23.0%	44.5	(41.0%)
Insurance claims and other payments	514.8	12.1%	220.6	2.2%	273.6	26.0%	20.6	(21.9%)
Investment expenses	54.0	36.4%	18.5	33.2%	30.6	19.3%	4.8	112.3%
Ordinary profit (losses)	31.0	(53.3%)	11.1	(60.1%)	22.0	(46.1%)	(2.7)	26.6%
Extraordinary gains	0.7	983.0%	0.0	39,200.4%	0.6	1,829.3%	0.0	-
Extraordinary losses	1.9	(75.0%)	0.0	(98.2%)	1.8	(29.8%)	0.0	100.0%
Provision for reserve for policyholder dividends	10.5	(13.2%)	3.2	(11.8%)	7.2	(13.3%)	0.0	(91.8%)
Income (loss) before income taxes	19.3	(58.5%)	7.8	(58.9%)	13.6	(54.4%)	(2.7)	23.6%
Income taxes	10.2	(44.0%)	3.9	(42.9%)	6.7	(40.5%)	(0.8)	25.3%
Net income (loss)	9.0	(67.9%)	3.9	(68.0%)	6.9	(62.9%)	(1.9)	22.9%

Notes:

1. Income taxes include current income taxes and deferred income taxes.

2. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures. Simple sum of all three companies' income from insurance premiums and others is 394.8 billion yen.

3. Key Indicators

(Billions of yen)

Three Months Ended June 30, 2008	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core profit	34.9	(25.8%)	9.6	(34.7%)	22.9	(26.5%)	2.3	107.2%
Amount of negative spread	10.1	(Note) -	7.3	70.5%	1.8	(Note) -	0.9	(10.1%)

Note: Daido Life has a positive spread (3.5 billion yen) in the same term of the previous fiscal year.

(Billions of yen)

As of June 30, 2008	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency margin ratio			999.0%	(1.6points)	1,103.8%	7.5points	891.2%	(21.2points)
Adjusted net asset	1,540.6	39.8	656.9	(2.8)	823.2	46.0	60.4	(3.3)
Net unrealized gains on securities	467.1	35.1	267.0	0.3	201.1	37.3	(1.1)	(2.6)
Domestic bonds	26.7	(68.7)	20.0	(43.1)	7.7	(22.9)	(1.1)	(2.6)
Domestic stocks	391.8	66.4	258.3	47.8	133.4	18.6	-	-
Foreign securities	(7.7)	(4.6)	(3.3)	(4.0)	(4.4)	(0.5)	0.0	0.0
Other securities	52.6	47.3	(7.6)	3.3	60.3	43.9	(0.0)	0.0
Monetary trusts	3.4	3.1	-	-	3.4	3.1	-	-
Net unrealized gains on real estate	70.8	(0.1)	35.9	0.1	34.9	(0.2)	-	-

Notes:

1. Regarding net unrealized gains/losses on securities, the figures show only those of securities with market value. Also the figure include those of securities (excluging trading securities) under monetary trusts.

2. Taiyo Life's net unrealized gains on real estate is calculated based on the appraisal price and the posted price.

3. Daido Life's net unrealized gains on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

4. Adjusted net worth on EEV (European Embedded Value) are as follows:

sum of three companies: 1,062.2 billion yen (up 5.0 billion yen from the previous fical year end); Taiyo Life: 470.4 billion yen (down 14.2 billion yen); Daido Life: 555.2 billion yen (up 22.2 billion yen); T&D Financial Life: 36.5 billion yen (down 2.9 billion yen).

(Reference)

Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Full year forecasts for the year ending March 31, 2009 have not been changed as originally announced on May 19, 2008, being placed below as reference.

1. T&D Holdings (Consolidated)

(Billions of yen)

	Year Ended March 31, 2008	Forecast for the Year Ending March 31, 2009	Percentage of Change (%)
Ordinary revenues	2,330.0	2,100	(9.9%)
Ordinary profit	155.7	115	(26.1%)
Net income	36.7	39	6.1%

Projected annual dividend per share for the year ending March 31, 2009 is 65.00 yen.

2. Three Life Insurance Companies (Non-consolidated Basis)

The followings are the three life insurance companies' forecasts for the year ending March 31, 2009.

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	930	1,020	270
% change	(7.0%)	(10.2%)	49.6%
Ordinary profit (losses)	29	96	(14)
% change	(49.2%)	(8.3%)	44.8%
Net income (loss)	13	34	(10)
% change	7.9%	11.6%	44.1%

Note: "% change" represents the change from the year ended March 31, 2008.

The above forecasts for the year ending March 31, 2009 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

(Reference)

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Three Months Ended June 30, 2008

1. Sales Results (Individual insurance and annuities)

(Billions of yen)

Three Months Ended June 30, 2008	Total (Sum of three companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New policy amount	1,479.1	(8.7%)	501.8	10.0%	964.6	(14.4%)	12.6	(65.2%)
Surrender and lapse amount	1,271.8	(4.5%)	314.3	(15.1%)	920.6	0.9%	36.9	(23.7%)
Surrender and lapse rate			1.83%	(0.27points)	2.31%	0.01points	1.63%	(0.29points)
Policy amount in force	59,143.1	(1.1%)	17,198.8	(2.0%)	39,713.1	(0.0%)	2,231.1	(11.1%)
Annualized premiums of new policies	26.8	(16.0%)	9.8	4.8%	15.2	(13.0%)	1.7	(65.7%)
3rd sector products	3.4	(5.7%)	2.5	(4.9%)	0.8	(7.8%)	-	-
Annualized premiums of total policies	1,416.2	(1.8%)	631.1	(3.7%)	685.4	(0.7%)	99.6	4.1%
3rd sector products	173.3	(1.8%)	110.9	(0.9%)	56.4	(2.8%)	5.8	(9.9%)

Notes:

1. New policy amount includes an increase from conversion.

2. Surrender and lapse rate is not annualized.

3. % Change is presented in comparison with the same term of the previous fiscal year (hereinafter, same if not mentioned otherwise).

4. Changes in policy amount in force from the previous fiscal year-end: Total: (0.3%); Taiyo Life: 0.1%; Daido Life: (0.5%); T&D Financial Life: (1.3%)

2. Summary of Operations

(Billions of yen)

Three Months Ended June 30, 2008	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary revenues	675.6	6.4%	283.6	(1.0%)	360.4	14.1%	41.8	(43.0%)
Income from insurance premiums and others	394.8	(7.8%)	172.2	(4.0%)	203.0	1.3%	19.4	(59.8%)
Investment income	132.0	(15.4%)	50.5	(16.1%)	62.5	(19.5%)	19.5	(12.4%)
Ordinary expenses	644.5	13.3%	272.4	5.4%	338.3	23.0%	44.5	(41.0%)
Insurance claims and other payments	514.8	12.1%	220.6	2.2%	273.6	26.0%	20.6	(21.9%)
Investment expenses	54.0	36.4%	18.5	33.2%	30.6	19.3%	4.8	112.3%
Ordinary profit (losses)	31.0	(53.3%)	11.1	(60.1%)	22.0	(46.1%)	(2.7)	26.6%
Extraordinary gains	0.7	983.0%	0.0	39,200.4%	0.6	1,829.3%	0.0	-
Extraordinary losses	1.9	(75.0%)	0.0	(98.2%)	1.8	(29.8%)	0.0	100.0%
Provision for reserve for policyholder dividends	10.5	(13.2%)	3.2	(11.8%)	7.2	(13.3%)	0.0	(91.8%)
Income (loss) before income taxes	19.3	(58.5%)	7.8	(58.9%)	13.6	(54.4%)	(2.7)	23.6%
Income taxes	10.2	(44.0%)	3.9	(42.9%)	6.7	(40.5%)	(0.8)	25.3%
Net income (loss)	9.0	(67.9%)	3.9	(68.0%)	6.9	(62.9%)	(1.9)	22.9%

Notes:

1. Income taxes include current income taxes and deferred income taxes.

2. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures. Simple sum of all three companies' income from insurance premiums and others is 394.8 billion yen.

3. Key Indicators

(Billions of yen)

Three Months Ended June 30, 2008	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core profit	34.9	(25.8%)	9.6	(34.7%)	22.9	(26.5%)	2.3	107.2%
Amount of negative spread	10.1	*(Note)* -	7.3	70.5%	1.8	*(Note)* -	0.9	(10.1%)

Note: Daido Life has a positive spread (3.5 billion yen) in the same term of the previous fiscal year.

(Billions of yen)

As of June 30, 2008	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency margin ratio			999.0%	(1.6points)	1,103.8%	7.5points	891.2%	(21.2points)
Adjusted net asset	1,540.6	39.8	656.9	(2.8)	823.2	46.0	60.4	(3.3)
Net unrealized gains on securities	467.1	35.1	267.0	0.3	201.1	37.3	(1.1)	(2.6)
Domestic bonds	26.7	(68.7)	20.0	(43.1)	7.7	(22.9)	(1.1)	(2.6)
Domestic stocks	391.8	66.4	258.3	47.8	133.4	18.6	-	-
Foreign securities	(7.7)	(4.6)	(3.3)	(4.0)	(4.4)	(0.5)	0.0	0.0
Other securities	52.6	47.3	(7.6)	3.3	60.3	43.9	(0.0)	0.0
Monetary trusts	3.4	3.1	-	-	3.4	3.1	-	-
Net unrealized gains on real estate	70.8	(0.1)	35.9	0.1	34.9	(0.2)	-	-

Notes:

1. Regarding net unrealized gains/losses on securities, the figures show only those of securities with market value. Also the figure include those of securities (excluging trading securities) under monetary trusts.

2. Taiyo Life's net unrealized gains on real estate is calculated based on the appraisal price and the posted price.

3. Daido Life's net unrealized gains on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

4. Adjusted net worth on EEV (European Embedded Value) are as follows:

sum of three companies: 1,062.2 billion yen (up 5.0 billion yen from the previous fical year end); Taiyo Life: 470.4 billion yen (down 14.2 billion yen); Daido Life: 555.2 billion yen (up 22.2 billion yen); T&D Financial Life: 36.5 billion yen (down 2.9 billion yen).

(Reference)

Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Full year forecasts for the year ending March 31, 2009 have not been changed as originally announced on May 19, 2008, being placed below as reference.

1. T&D Holdings (Consolidated)

(Billions of yen)

	Year Ended March 31, 2008	Forecast for the Year Ending March 31, 2009	Percentage of Change (%)
Ordinary revenues	2,330.0	2,100	(9.9%)
Ordinary profit	155.7	115	(26.1%)
Net income	36.7	39	6.1%

Projected annual dividend per share for the year ending March 31, 2009 is 65.00 yen.

2. Three Life Insurance Companies (Non-consolidated Basis)

The followings are the three life insurance companies' forecasts for the year ending March 31, 2009.

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	930	1,020	270
% change	(7.0%)	(10.2%)	49.6%
Ordinary profit (losses)	29	96	(14)
% change	(49.2%)	(8.3%)	44.8%
Net income (loss)	13	34	(10)
% change	7.9%	11.6%	44.1%

Note: "% change" represents the change from the year ended March 31, 2008.

The above forecasts for the year ending March 31, 2009 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

File No.82-34783

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2008)

August 12, 2008

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Three Months Ended June 30, 2008 (April 1, 2008 – June 30, 2008)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2008	¥283,604 million	-	¥11,174 million	-	¥9,602 million	-	¥3,902 million	-
Three months ended June 30, 2007	¥286,506 million	(7.0)	¥28,008 million	(6.0)	¥14,700 million	64.5	¥12,191 million	(22.1)

	Net Income per Share
Three months ended June 30, 2008	¥2,601.85
Three months ended June 30, 2007	¥8,127.36

Note: Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2008	¥6,174,685 million	¥277,445 million	4.5%	¥184,963.98
As of March 31, 2008	¥6,185,591 million	¥254,331 million	4.1%	¥169,554.13

Note: Shareholder's equity: as of June 30, 2008: ¥277,445 million; as of March 31, 2008: ¥254,331 million.

2. Forecast for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2009"* section in *"Financial Summary for the Three Months Ended June 30, 2008"*.

3. Others

(1) Adoption of Simple Accounting Method or Accounting Method Specific to Preparation for Quarterly Financial Statements: Applicable

(2) Significant Changes in Accounting Principle and Procedure and Changes in Presentation Method for Quarterly Financial Statements
1. Changes due to the revision of accounting standards: Applicable
2. Changes due to other factors: Applicable

Note: Please refer to T&D Holdings' "Financial Review 5. Others" section in "Financial Summary for the Three Months ended June 30, 2008".

(3) Number of Outstanding Shares (Common Stock)
1. Number of outstanding shares including treasury stock at the end of the term: as of June 30, 2008 : 1,500,000
   as of March 31, 2008 : 1,500,000
2. Number of treasury stock at the end of the term: None
3. Average number of outstanding shares during the term: for the three months ended June 30, 2008 : 1,500,000
   for the three months ended June 30, 2007 :1,500,000

Taiyo Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of June 30, 2008	As of March 31, 2008
	Amount	Amount
Assets:		
Cash and deposits	46,444	37,364
Cash	689	654
Deposit	45,754	36,709
Call loans	68,400	122,500
Monetary claims purchased	156,312	160,503
Securities	4,199,076	4,152,424
Government bonds	1,298,804	1,161,894
Municipal bonds	373,247	443,854
Corporate bonds	863,970	969,354
Domestic stocks	663,574	638,532
Foreign securities	929,072	867,227
Other securities	70,406	71,560
Loans	1,485,024	1,481,880
Policy loans	99,716	101,868
Commercial loans	1,385,308	1,380,012
Tangible fixed assets	161,373	162,216
Land	98,382	98,424
Buildings	62,488	63,287
Lease assets	27	-
Construction in progress	0	2
Other tangible fixed assets	474	501
Intangible fixed assets	10,773	10,429
Software	10,349	10,004
Other intangible fixed assets	424	425
Due from reinsurers	4	93
Other assets	49,815	49,438
Accounts receivable	14,638	5,056
Prepaid expenses	2,685	911
Accrued income	23,612	24,684
Deposit for rent	920	921
Derivatives	2,405	12,837
Suspense payable	2,434	1,916
Other assets	3,119	3,111
Deferred tax assets	-	11,299
Reserve for possible loan losses	(2,539)	(2,558)
Total assets	6,174,685	6,185,591

(Millions of yen)

	As of June 30, 2008	As of March 31, 2008
	Amount	Amount
Liabilities:		
Policy reserves	5,681,695	5,731,104
Reserve for outstanding claims	21,047	21,542
Policy reserve	5,603,418	5,652,015
Reserve for policyholder dividends	57,228	57,546
Due to reinsurers	95	36
Subordinated bond	20,000	20,000
Other liabilities	84,213	71,121
Subordinated payable	35,000	35,000
Income taxes payable	808	2,466
Accounts payable	20,156	13,450
Accrued expenses	6,456	9,655
Unearned income	631	630
Deposit received	3,108	522
Guarantee deposits	6,398	6,445
Derivatives	10,476	2,027
Lease obligations	28	-
Suspense receipt	1,146	919
Other liabilities	3	3
Reserve for bonus to directors and corporate auditors	10	41
Reserve for employees' retirement benefits	33,246	33,250
Reserve for directors' and corporate auditors' retirement benefits	1,415	1,700
Reserve for price fluctuations	63,384	63,296
Deferred tax liabilities	2,478	-
Deferred tax liabilities on land revaluation	10,700	10,708
Total liabilities	5,897,239	5,931,259
Net Assets:		
Common stock	37,500	37,500
Capital surplus	37,500	37,500
Retained earnings	87,400	91,333
Other retained earnings	87,400	91,333
Provision for advanced depreciation on real estate	593	596
General reserve	40,000	40,000
Unappropriated retained earnings	46,807	50,737
Total stockholders' equity	162,400	166,333
Net unrealized gains on securities	163,332	136,133
Deferred gains on hedging instruments	(257)	(121)
Land revaluation	(48,029)	(48,014)
Total valuation and translation adjustments	115,045	87,997
Total net assets	277,445	254,331
Total liabilities and net assets	6,174,685	6,185,591

Taiyo Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2008
	Amount
Ordinary revenues	283,604
Income from insurance premiums	172,263
Insurance premiums	172,263
Investment income	50,561
Interest, dividends and income from real estate for rent	30,981
Interest income from deposits	17
Interest income and dividends from securities	20,623
Interest income from loans	7,517
Interest from real estate for rent	1,950
Other income from interest and dividends	872
Gains on sales of securities	19,302
Foreign exchange gains, net	48
Other investment income	37
Gains on separate account, net	191
Other ordinary income	60,780
Income related to withheld insurance claims and other payments for future annuity payments	49
Income due to withheld insurance payments	10,855
Reversal of reserve for outstanding claims	494
Reversal of policy reserve	48,596
Reversal of reserve for employees' retirement benefits	3
Other ordinary income	780
Ordinary expenses	272,430
Insurance claims and other payments	220,606
Insurance claims	96,492
Annuity payments	43,230
Insurance benefits	32,096
Surrender payments	21,747
Other payments	26,948
Reinsurance premiums	91
Provision for policy and other reserves	27
Interest portion of reserve for policyholder dividends	27
Investment expenses	18,590
Interest expenses	401
Losses on sales of securities	7,501
Devaluation losses on securities	2,043
Losses from derivatives, net	7,316
Write-off of loans	6
Depreciation of real estate for rent	579
Other investment expenses	741
Operating expenses	19,747
Other ordinary expenses	13,458
Payments related to withheld insurance claims	10,370
Taxes	1,221
Depreciation	1,217
Other ordinary losses	648
Ordinary profit	11,174

(Millions of yen)

	Three months ended June 30, 2008
	Amount
Extraordinary gains	18
Reversal of reserve for possible loan losses	18
Recoveries of bad debts previously written-off	0
Extraordinary losses	93
Losses on disposal of fixed assets	5
Provision for reserve for price fluctuations	87
Provision for reserve for policyholder dividends	3,259
Income before income taxes	7,839
Current income taxes	5,024
Deferred income taxes	(1,087)
Net income	3,902

[Reference]

Unaudited Non-Consolidated Statements of Operations for the three months ended June 30, 2007

(Millions of yen)

	Three months ended June 30, 2007
	Amount
Ordinary revenues	286,506
Income from insurance premiums	179,446
Insurance premiums	179,415
Ceded reinsurance recoveries	31
Investment income	60,280
Interest, dividends and income from real estate for rent	35,251
Interest income from deposits	52
Interest income and dividends from securities	24,471
Interest income from loans	7,582
Interest from real estate for rent	1,958
Other income from interest and dividends	1,186
Gains on sales of securities	24,594
Foreign exchange gains, net	139
Other investment income	22
Gains on separate account, net	271
Other ordinary income	46,778
Income related to withheld insurance claims and other payments for future annuity payments	89
Income due to withheld insurance payments	7,676
Reversal of reserve for outstanding claims	59
Reversal of policy reserve	38,123
Reversal of reserve for employees' retirement benefits	120
Other ordinary income	708
Ordinary expenses	258,497
Insurance claims and other payments	215,796
Insurance claims	107,089
Annuity payments	39,878
Insurance benefits	28,989
Surrender payments	23,760
Other payments	15,980
Reinsurance premiums	97
Provision for policy and other reserves	24
Interest portion of reserve for policyholder dividends	24
Investment expenses	13,958
Interest expenses	436
Losses on sales of securities	4,994
Devaluation losses on securities	786
Losses from derivatives, net	6,324
Provision for reserve for possible loan losses	3
Write-off of loans	9
Depreciation of real estate for rent	604
Other investment expenses	799
Operating expenses	18,926
Other ordinary expenses	9,792
Payments related to withheld insurance claims	6,496
Taxes	1,195
Depreciation	1,323
Other ordinary losses	777
Ordinary profit	28,008

(Millions of yen)

	Three months ended June 30, 2007
	Amount
Extraordinary gains	0
Recoveries of bad debts previously written-off	0
Extraordinary losses	5,227
Losses on disposal of fixed assets	35
Impairment loss	1
Provision for reserve for price fluctuations	5,191
Provision for reserve for policyholder dividends	3,696
Income before income taxes	19,084
Current income taxes	8,643
Deferred income taxes	(1,750)
Net income	12,191

Supplementary Materials for the Three Months Ended June 30, 2008

1. Business Highlights

(1) Total Policy Amount in Force and New Policy Amount ········ P2

(2) Annualized Premiums ········ P3

(3) Policy Amount by Dividend Type (Individual Insurance and Annuities) ········ P3

(4) Surrender and Lapse Amount ········ P4

(5) Surrender and Lapse Rate ········ P4

2. Status of General Account Assets

(1) Asset Composition ········ P5

(2) Fair Value Information on Securities and Others ········ P6

1) Fair value information on securities ········ P6

2) Fair value information on monetary trusts ········ P9

3) Fair value information on real estate ········ P9

4) Fair value information on derivative transactions ········ P9

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets ········ P11

(2) Total Number of Policies and Total Policy Amount in Force ········ P11

4. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit ········ P12

(2) Reconciliation to Ordinary Profit ········ P13

(3) Average Assumed Investment Yield and Negative Spread ········ P14

5. Solvency Margin Ratio ········ P15

6. Adjusted Net Assets ········ P15

1. Business Highlights

(1) Total Policy Amount in Force and New Policy Amount

1) Policy amount in force

(Number: Thousands, 100 Millions of yen, %)

Category	As of June 30, 2007				As of June 30, 2008				As of March 31, 2008	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	3,112	93.8	137,643	99.0	2,918	93.8	135,136	98.2	2,970	134,683
Individual annuities	1,302	96.4	37,890	95.7	1,278	98.2	36,852	97.3	1,284	37,138
Sub total	4,414	94.5	175,533	98.3	4,196	95.1	171,988	98.0	4,255	171,822
Group insurance	-	-	105,552	100.5	-	-	103,636	98.2	-	103,637
Group annuities	-	-	7,881	101.0	-	-	7,502	95.2	-	7,604

Notes:

1. The policy amounts in force for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

2) New policy amount

(Number: Thousands, 100 Millions of yen, %)

Category	Three months ended June 30, 2007					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	58	67.7	4,301	52.8	3,485	816
Individual annuities	10	451.7	260	6,506.6	284	(24)
Sub total	68	77.4	4,561	56.0	3,770	791
Group insurance	-	-	63	166.8	63	-
Group annuities	-	-	-	-	-	-

Category	Three months ended June 30, 2008					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	56	95.9	4,673	108.6	3,863	810
Individual annuities	14	141.8	345	132.8	364	(19)
Sub total	70	102.6	5,018	110.0	4,227	790
Group insurance	-	-	10	16.5	10	-
Group annuities	-	-	0	-	0	-

Category	Year ended March 31, 2008					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	196	72.5	13,721	65.1	11,034	2,686
Individual annuities	42	295.9	1,020	502.3	1,097	(77)
Sub total	239	83.7	14,741	69.3	12,131	2,609
Group insurance	-	-	727	142.4	727	-
Group annuities	-	-	0	313.6	0	-

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuities is equal to the initial premium payment.

(2) Annualized Premiums

1) Policies in force

(Millions of yen, %)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance	450,902	93.9	424,188	94.1	431,361	94.1
Individual annuities	204,695	99.1	206,921	101.1	206,007	100.7
Total	655,598	95.4	631,109	96.3	637,368	96.2
3rd sector products, included	111,921	100.9	110,959	99.1	111,075	99.1

2) New policies

(Millions of yen, %)

Category	Three months ended June 30, 2007		Three months ended June 30, 2008		Year ended March 31, 2008	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance	7,538	71.7	7,183	95.3	25,075	73.5
Individual annuities	1,902	771.9	2,709	142.4	7,692	312.4
Total	9,441	87.7	9,893	104.8	32,768	89.5
3rd sector products, included	2,691	67.8	2,558	95.1	9,548	72.7

Notes:

1. *The new policies include net increase from conversion.*
2. *The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.*
3. *The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.*

(3) Policy Amount by Dividend Type (Individual Insurance and Annuities)

1) Policy amount in force

(100 Millions of yen, %)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	60,592	34.5	53,053	30.8	55,201	32.1
Semi-participating	41,301	23.5	41,202	24.0	41,127	23.9
Non-participating	73,639	42.0	77,732	45.2	75,493	43.9
Total	175,533	100.0	171,988	100.0	171,822	100.0

2) New policy amount

(100 Millions of yen, %)

Category	Three months ended June 30, 2007		Three months ended June 30, 2008		Year ended March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	1	0.0	4	0.1	1	0.0
Semi-participating	757	20.1	826	19.5	2,586	21.3
Non-participating	3,011	79.9	3,396	80.3	9,543	78.7
Total	3,770	100.0	4,227	100.0	12,131	100.0

Notes:

1. *Semi-participating policies only pay dividends related to investment every five years.*
2. *The new policy amounts do not include net increase from conversion.*

(4) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Three months ended June 30, 2007				Three months ended June 30, 2008				Year ended March 31, 2008	
	Number		Amount		Number		Amount		Number	Amount
		% Change		% Change		% Change		% Change		
Individual insurance	40	96.2	3,555	96.6	36	90.2	3,014	84.8	153	12,908
Individual annuities	4	81.3	148	83.1	4	87.4	128	86.5	19	577
Total	45	94.3	3,704	95.9	41	89.9	3,143	84.9	173	13,486

(5) Surrender and Lapse Rate (Surrender and lapse amount/ Policy amount in force at the beginning of fiscal year)

(%)

Category	Three months ended June 30, 2007	Three months ended June 30, 2008	Year ended March 31, 2008
Individual insurance	2.57	2.24	9.34
Individual annuities	0.39	0.35	1.51
Total	2.10	1.83	7.64

Note: Surrender and lapse rate for the three months ended June 30, 2007 and 2008 are not annualized.

2. Status of General Account Assets

(1) Asset Composition

(Millions of yen, %)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	149,172	2.3	114,605	1.9	159,654	2.6
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	154,743	2.3	156,312	2.5	160,503	2.6
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	-	-	-	-	-	-
Securities	4,587,041	69.4	4,193,194	68.0	4,146,702	67.1
Domestic bonds	2,584,180	39.1	2,534,030	41.1	2,573,066	41.6
Domestic stocks	913,145	13.8	661,667	10.7	636,779	10.3
Foreign securities	990,939	15.0	927,090	15.0	865,294	14.0
Bonds	686,269	10.4	531,833	8.6	560,613	9.1
Stock, etc.	304,669	4.6	395,257	6.4	304,681	4.9
Other securities	98,775	1.5	70,406	1.1	71,560	1.2
Loans	1,507,862	22.8	1,485,024	24.1	1,481,880	24.0
Policy loans	103,136	1.6	99,716	1.6	101,868	1.6
Commercial loans	1,404,725	21.2	1,385,308	22.5	1,380,012	22.3
Property and equipment	163,225	2.5	160,872	2.6	161,714	2.6
Deferred tax assets	-	-	-	-	11,299	0.2
Deferred tax assets concerning revaluation	-	-	-	-	-	-
Other assets	52,850	0.8	61,057	1.0	60,421	1.0
Reserve for possible loan losses	(2,367)	(0.0)	(2,539)	(0.0)	(2,558)	(0.0)
Total	6,612,528	100.0	6,168,527	100.0	6,179,618	100.0
Foreign currency denominated assets included	888,506	13.4	744,541	12.1	721,906	11.7

(2) Fair Value Information on Securities and Others

1) Fair value information on securities
(those with current fair value out of securities excluding trading securities)

a. Securities with market value (Millions of yen)

Category	As of June 30, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	374,751	366,143	(8,608)	826	9,434
Domestic bonds	237,671	231,277	(6,394)	723	7,117
Monetary claims purchased	133,079	130,866	(2,213)	102	2,316
Certificates of deposit	4,000	3,999	(0)	-	0
Policy reserve matching bonds	1,683,750	1,668,363	(15,387)	2,757	18,145
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,001,131	2,575,803	574,671	586,711	12,039
Domestic bonds	663,607	662,757	(849)	3,444	4,294
Domestics stocks	401,885	896,121	494,235	497,346	3,110
Foreign securities	829,837	899,507	69,670	73,623	3,952
Bonds	671,704	686,269	14,564	17,561	2,996
Stock, etc.	158,132	213,237	55,105	56,061	956
Other securities	83,576	95,753	12,177	12,284	107
Money claims purchased	22,225	21,663	(562)	11	573
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,059,634	4,610,310	550,676	590,294	39,618
Domestic bonds	2,585,029	2,562,398	(22,631)	6,926	29,557
Domestic stocks	401,885	896,121	494,235	497,346	3,110
Foreign securities	829,837	899,507	69,670	73,623	3,952
Bonds	671,704	686,269	14,564	17,561	2,996
Stock, etc.	158,132	213,237	55,105	56,061	956
Other securities	83,576	95,753	12,177	12,284	107
Monetary claims purchased	155,305	152,529	(2,775)	114	2,889
Certificates of deposit	4,000	3,999	(0)	-	0
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value) (Millions of yen)

Category	As of June 30, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,680
Available-for-sale securities	105,662
Unlisted domestic stocks	12,343
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	93,319
Total	110,343

a. Securities with market value (Millions of yen)

Category	As of June 30, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	373,891	370,834	(3,056)	1,856	4,912
Domestic bonds	237,746	234,722	(3,023)	1,046	4,070
Monetary claims purchased	136,144	136,112	(32)	809	842
Certificates of deposit	-	-	-	-	-
Policy reserve matching bonds	1,384,264	1,400,338	16,073	17,900	1,826
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,301,512	2,555,572	254,059	305,360	51,300
Domestic bonds	905,017	912,019	7,001	8,483	1,482
Domestics stocks	386,920	645,299	258,378	267,586	9,208
Foreign securities	914,262	910,908	(3,353)	28,049	31,403
Bonds	531,825	531,833	7	9,050	9,042
Stock, etc.	382,436	379,075	(3,361)	18,999	22,360
Other securities	74,833	67,176	(7,656)	1,164	8,821
Money claims purchased	20,478	20,167	(310)	75	385
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,059,668	4,326,745	267,076	325,116	58,039
Domestic bonds	2,527,028	2,547,080	20,051	27,430	7,378
Domestic stocks	386,920	645,299	258,378	267,586	9,208
Foreign securities	914,262	910,908	(3,353)	28,049	31,403
Bonds	531,825	531,833	7	9,050	9,042
Stock, etc.	382,436	379,075	(3,361)	18,999	22,360
Other securities	74,833	67,176	(7,656)	1,164	8,821
Monetary claims purchased	156,622	156,279	(342)	885	1,228
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Financial Instruments and Exchange Law.

b. Securities without market value (Carrying value) (Millions of yen)

Category	As of June 30, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,680
Available-for-sale securities	30,362
Unlisted domestic stocks	11,687
Unlisted foreign stocks	4,061
Unlisted foreign bonds	-
Others	14,614
Total	35,043

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	376,807	381,229	4,421	6,130	1,709
Domestic bonds	235,392	236,794	1,402	3,065	1,663
Monetary claims purchased	139,415	142,434	3,019	3,065	45
Certificates of deposit	2,000	2,000	0	0	-
Policy reserve matching bonds	1,604,753	1,654,025	49,272	49,438	166
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,080,911	2,293,907	212,996	275,792	62,796
Domestic bonds	720,431	732,920	12,489	12,750	260
Domestics stocks	409,839	620,411	210,571	228,968	18,396
Foreign securities	850,185	850,911	725	32,700	31,974
Bonds	553,216	560,613	7,396	13,915	6,518
Stock, etc.	296,968	290,297	(6,670)	18,785	25,456
Other securities	79,599	68,575	(11,023)	1,094	12,118
Money claims purchased	20,855	21,087	232	278	46
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,062,472	4,329,162	266,689	331,362	64,672
Domestic bonds	2,560,576	2,623,741	63,164	65,254	2,090
Domestic stocks	409,839	620,411	210,571	228,968	18,396
Foreign securities	850,185	850,911	725	32,700	31,974
Bonds	553,216	560,613	7,396	13,915	6,518
Stock, etc.	296,968	290,297	(6,670)	18,785	25,456
Other securities	79,599	68,575	(11,023)	1,094	12,118
Monetary claims purchased	160,271	163,522	3,251	3,343	92
Certificates of deposit	2,000	2,000	0	0	-
Others	-	-	-	-	-

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Financial Instruments and Exchange Law.

2. For the year ended March 31, 2008, the foreign preferred securities (cost/carrying value before mark-to-market: 93,710 million yen, current fair value: 93,948 million yen , net unrealized gains/losses: a gain of 238 million yen) classified as "securities without any current fair value" was changed its category to "securities with current fair value"("Other securities" in "Available-for-sale securities") .

b. Securities without market value (Carrying value) (Millions of yen)

Category	As of March 31, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,680
Available-for-sale securities	29,388
Unlisted domestic stocks (except OTC-traded stocks)	11,687
Unlisted foreign stocks (except OTC-traded stocks)	4,061
Unlisted foreign bonds	-
Others	13,639
Total	34,069

2) Fair value information on monetary trusts

The Company held no monetary trusts as of June 30, 2007 and 2008, and as of March 31, 2008.

3) Fair value information on real estate

(Millions of yen)

Category	As of June 30, 2007				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	99,239	112,119	12,879	22,474	9,594
Leasehold	156	117	(39)	12	51
Total	99,396	112,237	12,840	22,486	9,645

(Millions of yen)

Category	As of June 30, 2008				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	98,382	134,316	35,934	43,146	7,212
Leasehold	156	130	(26)	13	39
Total	98,539	134,447	35,907	43,160	7,252

(Millions of yen)

Category	As of March 31, 2008				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	98,424	134,258	35,833	43,045	7,211
Leasehold	156	130	(26)	13	39
Total	98,581	134,388	35,807	43,058	7,251

Note: Current fair value are calculated based on the appraisal price and posted price.

4) Fair value information on derivative transactions (total transactions which hedge accounting applied and not applied)

a. Breakdown of net gains/losses (breakdown of transactions which hedge accounting applied and not applied)

As of June 30, 2008 (Millions of yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	(765)	(7,895)	224	-	-	(8,436)
Hedge accounting not applied	-	4	-	-	-	4
Total	(765)	(7,891)	224	-	-	(8,431)

Note: Accrued interest of interest-related net gains/losses applied hedge accounting [60 million yen], currncy-related net gains/losses with fair value hedge accounting [(7,895) million yen], stock-related net gains/losses with fair value hadge accounting [224 million yen], and net gains/losses not applied hedge accounting are recorded on the statement of operations.

b. Interest-related derivative transactions

(Millions of yen)

Category	Type	As of June 30, 2007				As of June 30, 2008				As of March 31, 2008			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Interest rate swaps												
	Receipts fixed, payments floating	143,679	115,290	(1,826)	(1,826)	143,166	123,208	(765)	(765)	144,827	121,783	1,298	1,298
Total					(1,826)				(765)				1,298

Note: Valuation gains/losses indicates the current market or fair value.

c. Currency-related derivative transactions

(Millions of yen)

Category	Type	As of June 30, 2007				As of June 30, 2008				As of March 31, 2008			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Exchange contracts												
	Sold	477,005	-	486,340	(9,334)	397,233	-	405,099	(7,865)	417,923	-	408,036	9,887
	US dollar	143,788	-	146,755	(2,966)	143,723	-	144,249	(526)	146,291	-	138,360	7,930
	Euro	233,791	-	237,834	(4,042)	171,065	-	176,580	(5,515)	190,955	-	191,321	(366)
	British pound	14,088	-	14,492	(403)	9,951	-	10,394	(443)	10,003	-	9,737	266
	Canadian dollar	41,604	-	42,837	(1,233)	36,422	-	36,841	(419)	35,233	-	32,669	2,564
	Swedish krona	43,708	-	44,396	(687)	31,589	-	32,572	(982)	35,439	-	35,947	(508)
	Hong Kong dollar	24	-	24	(0)	4,481	-	4,459	21	-	-	-	-
	Bought	8,247	-	8,239	(8)	4,746	-	4,721	(25)	-	-	-	-
	US dollar	-	-	-	-	264	-	260	(3)	-	-	-	-
	Euro	4,671	-	4,673	1	-	-	-	-	-	-	-	-
	Hong Kong dollar	3,575	-	3,566	(9)	4,482	-	4,460	(21)	-	-	-	-
Total					(9,342)				(7,891)				9,887

Notes:

1. Exchange rate as of the end of each fiscal year is used for futures rate.

2. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.

3. Valuation gains/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements.

d. Stock-related derivative transactions

(Millions of yen)

Category	Type	As of June 30, 2007				As of June 30, 2008				As of March 31, 2008			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Future contracts												
	Sold												
	Put	-	-	-	-	24,124	-	23,900	224	22,135	-	21,020	1,115
Total					-				224				1,115

Notes:

1. Figures in parentheses indicates option premiums in the balance sheets.

2. Valuation gains/losses indicates the difference between the option premium and the current market or fair value.

e. Bond-related derivative transactions

The Company held no bond-related derivatives instruments as of June 30, 2007 and 2008, and March 31, 2008.

f. Others

The Company held no other derivatives instruments as of June 30, 2007 and 2008, and March 31, 2008.

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of June 30, 2007	As of June 30, 2008	As of March 31, 2008
Individual variable insurance	7,084	6,158	5,975
Individual variable annuities	-	-	-
Group annuities	-	-	-
Total	7,084	6,158	5,975

(2) Total Number of Policies and Total Policy Amount in Force

1) Individual variable insurance

(Number, Millions of yen)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term life)	294	319	269	293	274	298
Variable insurance (whole life)	527	1,502	521	1,492	522	1,492
Total	821	1,821	790	1,786	796	1,790

2) Individual variable annuities

(Number, Millions of yen)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Number	Amount	Number	Amount	Number	Amount
Variable annuities (variable investment type)	-	-	-	-	-	-
Variable annuities (guaranteed living benefit type)	-	-	-	-	-	-
Total	-	-	-	-	-	-

4. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of yen)

Category	Three months ended June 30, 2007	Three months ended June 30, 2008	Year ended March 31, 2008
Core Revenues	261,082	265,164	929,482
Income from Insurance Premiums	179,446	172,263	635,739
Insurance premiums	179,415	172,263	635,544
Ceded reinsurance recoveries	31	-	195
Investment Income	35,546	31,210	142,323
Interest, dividends and income from real estate for rent	35,251	30,981	142,024
Other investment income	22	37	299
Gains on separate accounts, net	271	191	-
Other Ordinary Income	46,089	61,690	151,420
Income related to withheld insurance claims and other payments for future annuity payments	89	49	360
Income due to withheld insurance payments	7,676	10,855	32,807
Reversal of reserve for outstanding claims	59	494	578
Reversal of policy reserves (except contingency reserve)	37,434	49,507	115,528
Reversal of reserve for employees' retirement benefits	120	3	-
Other ordinary income	708	780	2,143
Other Core Revenues	-	-	-
Core Expenses	246,382	255,562	876,419
Insurance Claims and Other Payments	215,796	220,606	747,133
Insurance claims	107,089	96,492	318,842
Annuity payments	39,878	43,230	139,962
Insurance benefits	28,989	32,096	107,257
Surrender payments	23,760	21,747	97,958
Other payments	15,980	26,948	82,868
Reinsurance payments	97	91	243
Provision for Policy and Other Reserves	24	27	105
Investment Expenses	1,842	1,722	9,248
Interest expenses	436	401	1,674
Provision for general reserve for possible loan losses	2	-	188
Depreciation of real estate for rent	604	579	2,434
Other investment expenses	799	741	4,149
Losses on separate accounts, net	-	-	800
Operating Expenses	18,926	19,747	77,088
Other Ordinary Expenses	9,792	13,458	42,843
Payments related to withheld insurance claims	6,496	10,370	28,605
Taxes	1,195	1,221	4,686
Depreciation	1,323	1,217	5,089
Provision for reserve for employees' retirement benefits	-	-	1,531
Other ordinary losses	777	648	2,930
Other Core Expenses	-	-	-

Core Profit	14,700	9,602	53,063

(2) Reconciliation to Ordinary Profit

(Millions of yen)

Category		Three months ended June 30, 2007	Three months ended June 30, 2008	Year ended March 31, 2008
Core profit	(A)	14,700	9,602	53,063
Capital gains		24,734	19,350	87,291
Gains from monetary trusts, net		-	-	-
Gains on investments in trading securities, net		-	-	-
Gains on sale of securities		24,594	19,302	87,291
Gains from derivatives, net		-	-	-
Foreign exchange gains, net		139	48	-
Others		-	-	-
Capital losses		12,106	16,861	66,840
Losses from monetary trusts, net		-	-	-
Losses on investments in trading securities, net		-	-	-
Losses on sale of securities		4,994	7,501	51,942
Devaluation losses on securities		786	2,043	7,724
Losses from derivatives, net		6,324	7,316	7,065
Foreign exchange losses, net		-	-	107
Others		-	-	-
Total capital gains/losses	(B)	12,628	2,489	20,451
Core profit reflecting capital gains/losses	(A) + (B)	27,329	12,091	73,514
Other one-time gains		688	-	-
Ceding reinsurance recoveries		-	-	-
Reversal of contingency reserve		688	-	-
Others		-	-	-
Other one-time losses		9	917	16,476
Reinsurance premiums		-	-	-
Provision for contingency reserve		-	910	16,432
Provision for specific reserve for possible loan losses		0	-	5
Provision for specific reserve for loans to refinancing countries		-	-	-
Write-off of loans		9	6	37
Others		-	-	-
Other one-time gains/losses	(C)	679	(917)	(16,476)
Ordinary profit	(A) + (B) + (C)	28,008	11,174	57,038

(3) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category	Three months ended June 30, 2007	Three months ended June 30, 2008	Year ended March 31, 2008
Amount of negative spread	4,339	7,398	17,602
Investment yield on core profit (annualized)	2.42%	2.16%	2.40%
Average assumed investment yield (annualized)	2.73%	2.70%	2.72%
Individual insurance and annuities, included	2.97%	2.93%	2.96%
Policy reserve in general account	5,627,241	5,506,328	5,531,936

Notes:

1. Method of calculating negative spread:
(Investment yield on core profit [0.53%] - Average assumed investment yield [0.67%]) x Policy reserve in general account [5,506.3] billion yen

2. Investment yield on core profit and average assumed investment yield as in the note 1 above are not annualized.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.

5. Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:
Hardy method: (Policy reserve at the beginning of fiscal year + Policy reserve at the end of fiscal year - Assumed interests) x (1/2)

5. Solvency Margin Ratio

(Millions of yen)

Items		As of June 30, 2007	As of June 30, 2008	As of March 31, 2008
Total solvency margin	(A)	985,565	740,542	698,527
Common stock, etc. (less certain items)		165,516	161,250	158,482
Reserve for price fluctuations		47,754	63,384	63,296
Contingency reserve		84,860	102,892	101,982
Reserve for possible loan losses		1,450	1,616	1,636
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		518,225	229,315	191,396
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(24,874)	(1,421)	(1,498)
Excess amount of policy reserve based on Zillmer method		58,835	50,640	52,370
Unallotted portion of reserve for policyholder dividends		20,900	22,154	21,715
Future profits		6,757	6,982	6,982
Deferred tax assets		51,137	48,726	47,163
Subordinated debt		55,000	55,000	55,000
Deductible items		-	-	-
Total risk $\sqrt{(R_1+R_8)^2+(R_2+R_3+R_7)^2}+R_4$	(B)	165,521	148,252	139,617
Insurance risk	R_1	27,509	27,246	27,378
Assumed investment yield risk	R_2	23,470	22,599	22,889
Investment risk	R_3	134,206	117,774	108,708
Business risk	R_4	3,865	3,512	3,339
Minimum guarantee risk	R_7	16	16	16
3rd sector insurance risk	R_8	8,062	7,970	7,969
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		1,190.8%	999.0%	1,000.6%

Notes:

1. *Figures were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures and considered appropriate by the Company.*
2. *"Common stock, etc. (less certain items)" represents net assets on the balance sheet less total valuation and translation adjustments, and estimated appropriation paid in cash.*
3. *"Excess amount of policy reserve based on Zillmer method" in Total solvency margin above represents was described as "Excess amount of policy surrender payment" in the fiscal year ended March 31, 2007.*
4. *The figures of "minimum guarantee risks" were calculated on the basis of the regulatory standard.*

6. Adjusted Net Assets

(Millions of yen)

Item	As of June 30, 2007	As of June 30, 2008	As of March 31, 2008
Adjusted net assets	895,051	656,906	659,726

Note: Adjusted net assets are calculated based on the regulatory standard.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2008)

August 12, 2008

Name of Company:	**T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings:	Tokyo, Osaka
Security Code No.:	8795
Head Office:	Tokyo, Japan
URL:	http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Three Months Ended June 30, 2008 (April 1, 2008 – June 30, 2008)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2008	¥360,423 million	-	¥22,085 million	-	¥22,909 million	-	¥6,930 million	-
Three months ended June 30, 2007	¥316,011 million	14.9	¥40,963 million	29.9	¥31,182 million	11.8	¥18,674 million	31.4

	Net Income per Share
Three months ended June 30, 2008	¥4,620.14
Three months ended June 30, 2007	¥12,449.82

Note: Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2008	¥5,946,812 million	¥401,672 million	6.8%	¥267,781.92
As of March 31, 2008	¥6,047,881 million	¥374,410 million	6.2%	¥249,606.91

Note: Shareholder's equity: as of June 30, 2008: ¥ 401,672 million; as of March 31, 2008: ¥ 374,410 million.

2. Forecast for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Daido Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2009"* section in *"Financial Summary for the Three Months Ended June 30, 2008"*.

3. Others

(1) Adoption of Simple Accounting Method or Accounting Method Specific to Preparation for Quarterly Financial Statements: None

(2) Significant Changes in Accounting Principle and Procedure and Changes in Presentation Method for Quarterly Financial Statements

1. Changes due to the revision of accounting standards: Applicable
2. Changes due to other factors: Applicable

Note: Please refer to T&D Holdings' "Financial Review 5. Others" section in "Financial Summary for the Three Months ended June 30, 2008".

(3) Number of Outstanding Shares (Common Stock)

1. Number of outstanding shares including treasury stock at the end of the term: as of June 30, 2008 : 1,500,000
   as of March 31, 2008 : 1,500,000
2. Number of treasury stock at the end of the term: None
3. Average number of outstanding shares during the term: for the three months ended June 30, 2008 : 1,500,000
   for the three months ended June 30, 2007 : 1,500,000

Daido Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of June 30, 2008	As of March 31, 2008
	Amount	Amount
Assets:		
Cash and deposits	164,912	169,470
Cash	43	79
Deposit	164,869	169,391
Call loans	64,400	127,800
Monetary claims purchased	356,096	270,089
Monetary trusts	97,091	104,603
Securities	4,143,745	4,159,633
Government bonds	523,924	545,191
Municipal bonds	737,955	770,384
Corporate bonds	1,066,397	1,078,512
Domestic stocks	377,989	375,682
Foreign securities	667,937	653,482
Other securities	769,540	736,380
Loans	880,164	890,392
Policy loans	83,029	83,103
Commercial loans	797,134	807,289
Tangible fixed assets	138,809	140,434
Land	77,872	78,045
Buildings	59,564	61,013
Construction in progress	27	14
Other tangible fixed assets	1,344	1,361
Intangible fixed assets	8,195	8,634
Software	7,083	7,520
Other intangible fixed assets	1,112	1,113
Due from agencies	1,279	1,381
Due from reinsurers	218	708
Other assets	63,160	131,583
Accounts receivable	35,324	91,442
Prepaid expenses	4,139	1,285
Accrued income	15,427	17,129
Deposit for rent	3,805	3,802
Margin for futures contracts	696	-
Derivatives	899	15,204
Suspense payable	809	625
Other assets	2,057	2,093
Deferred tax assets	29,705	44,178
Reserve for possible loan losses	(968)	(1,029)
Total assets	5,946,812	6,047,881

(Millions of yen)

	As of June 30, 2008	As of March 31, 2008
	Amount	Amount
Liabilities:		
Policy reserves	5,297,402	5,392,173
Reserve for outstanding claims	46,436	48,481
Policy reserve	5,125,820	5,216,507
Reserve for policyholder dividends	125,145	127,184
Due to agencies	0	-
Due to reinsurers	199	388
Subordinated bond	29,970	27,971
Other liabilities	64,865	101,827
Income taxes payable	1,420	3,873
Accounts receivable	29,475	73,506
Prepaid expenses	7,282	10,351
Accrued income	3,347	3,495
Deposit for rent	3,622	584
Guarantee deposits	6,693	6,642
Derivatives	10,174	495
Suspense payable	2,847	2,878
Reserve for bonus to directors and corporate auditors	17	74
Reserve for employees' retirement benefits	75,633	75,555
Reserve for directors' and corporate auditors' retirement benefits	1,835	1,921
Reserve for price fluctuations	75,213	73,558
Total liabilities	5,545,139	5,673,470
Net Assets:		
Common stock	75,000	75,000
Capital surplus	54	54
Retained earnings	185,561	186,790
Legal reserve for future losses	12,769	11,137
Other retained earnings	172,792	175,652
Provision for advanced depreciation on real estate	1,559	1,559
General reserve	150,000	130,000
Unappropriated retained earnings	21,232	44,092
Total stockholders' equity	260,615	261,844
Net unrealized gains on securities	140,436	111,873
Deferred gains on hedging instruments	620	692
Total valuation and translation adjustments	141,057	112,566
Total net assets	401,672	374,410
Total liabilities and net assets	5,946,812	6,047,881

Daido Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2008
	Amount
Ordinary revenues	360,423
Income from insurance premiums	203,067
Insurance premiums	202,901
Ceded reinsurance recoveries	165
Investment income	62,581
Interest, dividends and income from real estate for rent	31,070
Interest income from deposits	1,323
Interest income and dividends from securities	21,617
Interest income from loans	4,755
Interest from real estate for rent	1,976
Other income from interest and dividends	1,398
Gains on investment in trading securities, net	13,443
Gains on sales of securities	13,370
Foreign exchange gains, net	641
Gains on separate account, net	4,056
Other ordinary income	94,774
Income related to withheld insurance claims and other payments for future annuity payments	177
Income due to withheld insurance payments	758
Reversal of reserve for outstanding claims	2,044
Reversal of policy reserve	90,687
Other ordinary income	1,107
Ordinary expenses	338,338
Insurance claims and other payments	273,642
Insurance claims	116,413
Annuity payments	7,788
Insurance benefits	47,519
Surrender payments	81,979
Other payments	19,757
Reinsurance premiums	184
Provision for policy and other reserves	196
Interest portion of reserve for policyholder dividends	196
Investment expenses	30,643
Interest expenses	49
Losses from monetary trust, net	250
Losses on sales of securities	206
Devaluation losses on securities	8,630
Losses from derivatives, net	16,647
Foreign exchange losses, net	1,096
Write-off of loans	2
Depreciation of real estate for rent	784
Other investment expenses	2,974
Operating expenses	29,254
Other ordinary expenses	4,600
Payments related to withheld insurance claims	777
Taxes	1,642
Depreciation	1,072
Provision for reserve for employees' retirement benefits	78
Other ordinary losses	1,029
Ordinary profit	22,085

	Three months ended June 30, 2008
	Amount
Extraordinary gains	691
Gains on disposal of fixed assets	647
Reversal of reserve for possible loan losses	38
Recoveries of bad debts previously written-off	5
Extraordinary losses	1,875
Losses on disposal of fixed assets	220
Provision for reserve for price fluctuations	1,655
Provision for reserve for policyholder dividends	7,243
Income before income taxes	13,657
Current income taxes	8,357
Deferred income taxes	(1,629)
Net income	6,930

[Reference]

Unaudited Non-Consolidated Statements of Operations for the Three Months Ended June 30, 2007

(Millions of yen)

	Three months ended June 30, 2007
	Amount
Ordinary revenues	316,011
Income from insurance premiums	200,551
Insurance premiums	200,225
Ceded reinsurance recoveries	325
Investment income	77,700
Interest, dividends and income from real estate for rent	40,610
Interest income from deposits	1,928
Interest income and dividends from securities	31,018
Interest income from loans	4,664
Interest from real estate for rent	1,755
Other income from interest and dividends	1,244
Gains from monetary trust, net	7,046
Gains on investment in trading securities, net	14,800
Gains on sales of securities	7,937
Other investment income	678
Gains on separate account, net	6,626
Other ordinary income	37,759
Income related to withheld insurance claims and other payments for future annuity payments	79
Income due to withheld insurance payments	699
Reversal of reserve for outstanding claims	1,359
Reversal of policy reserve	33,641
Other ordinary income	1,978
Ordinary expenses	275,047
Insurance claims and other payments	217,168
Insurance claims	87,630
Annuity payments	7,305
Insurance benefits	51,008
Surrender payments	62,523
Other payments	8,511
Reinsurance premiums	188
Provision for policy and other reserves	204
Interest portion of reserve for policyholder dividends	204
Investment expenses	25,683
Interest expenses	78
Losses on sales of securities	74
Devaluation losses on securities	374
Losses from derivatives, net	17,630
Foreign exchange losses, net	1,355
Depreciation of real estate for rent	814
Other investment expenses	5,355
Operating expenses	28,426
Other ordinary expenses	3,564
Payments related to withheld insurance claims	601
Taxes	1,617
Depreciation	1,100
Provision for reserve for employees' retirement benefits	146
Other ordinary losses	99
Ordinary profit	40,963

	Three months ended June 30, 2007
	Amount
Extraordinary gains	35
Reversal of reserve for possible loan losses	31
Recoveries of bad debts previously written-off	4
Extraordinary losses	2,673
Losses on disposal of fixed assets	951
Provision for reserve for price fluctuations	1,722
Provision for reserve for policyholder dividends	8,352
Income before income taxes	29,974
Current income taxes	12,258
Deferred income taxes	(959)
Net income	18,674

Supplementary Materials for the Three Months Ended June 30, 2008

1. Business Highlights

(1) Total Policy Amount in Force ········ P2

(2) New Policy Amount ········ P2

(3) Annualized Premiums ········ P3

(4) Surrender and Lapse Amount ········ P3

(5) Surrender and Lapse Rate ········ P3

2. Status of General Account Assets

(1) Asset Composition ········ P4

(2) Fair Value Information on Securities and Others ········ P5

1) Fair value information on securities (except trading securities) ········ P5

2) Fair value information on monetary trusts ········ P8

3) Fair value information on real estate ········ P10

4) Fair value information on derivative transactions ········ P11

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets ········ P13

(2) Total Number of Policies and Total Policy Amount in Force ········ P13

4. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit ········ P14

(2) Reconciliation to Ordinary Profit ········ P15

(3) Negative Spread ········ P15

5. Solvency Margin Ratio ········ P16

6. Adjusted Net Assets ········ P16

1. Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of June 30, 2007				As of June 30, 2008				As of March 31, 2008	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	1,955	98.2	384,723	99.4	1,903	97.4	384,700	100.0	1,921	386,485
Individual term life insurance	1,454	99.8	358,599	99.9	1,435	98.7	360,412	100.5	1,445	361,753
Individual annuities	155	102.9	12,515	101.1	158	101.6	12,430	99.3	157	12,485
Sub total	2,111	98.6	397,239	99.5	2,062	97.7	397,131	100.0	2,079	398,971
Group insurance	-	-	117,763	97.8	-	-	120,978	102.7	-	121,213
Group annuities	-	-	19,110	96.2	-	-	17,069	89.3	-	18,112

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

3. % change is presented in comparison with the same term of the previous fiscal year (hereinafter same if not mentioned otherwise).

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Three Months Ended June 30, 2007					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	53	97.9	11,100	113.0	11,090	10
Individual term life insurance	45	102.8	10,922	113.9	10,912	10
Individual annuities	2	87.5	170	80.6	170	0
Subtotal	55	97.4	11,271	112.3	11,260	10
Group insurance	-	-	188	57.7	188	-
Group annuities	-	-	0	6.3	0	-

Category	Three Months Ended June 30, 2008					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	43	81.8	9,493	85.5	9,497	(3)
Individual term life insurance	36	80.2	9,317	85.3	9,321	(3)
Individual annuities	2	91.3	153	90.0	152	0
Subtotal	45	82.2	9,646	85.6	9,650	(3)
Group insurance	-	-	73	38.9	73	-
Group annuities	-	-	0	58.1	0	-

Category	Year Ended March 31, 2008					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	201	90.5	45,625	107.7	45,628	(3)
Individual term life insurance	170	92.7	44,898	108.4	44,901	(2)
Individual annuities	9	85.1	717	79.4	718	0
Subtotal	211	90.2	46,342	107.1	46,346	(4)
Group insurance	-	-	5,942	555.0	5,942	-
Group annuities	-	-	0	53.3	0	-

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

1) Policies in force

(Millions of yen, %)

Category	Three months ended June 30, 2007		Three months ended June 30, 2008		Year ended March 31, 2008	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	643,338	100.5	637,984	99.2	641,734	99.4
Individual annuities	47,086	102.8	47,478	100.8	47,451	101.1
Total	690,425	100.7	685,462	99.3	689,186	99.6
3rd Sector	58,083	96.5	56,478	97.2	57,001	97.3

2) New policies

(Millions of yen, %)

Category	Three months ended June 30, 2007		Three months ended June 30, 2008		Year ended March 31, 2008	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	16,870	93.2	14,673	87.0	69,077	86.6
Individual annuities	671	80.5	595	88.7	2,914	79.0
Total	17,542	92.6	15,269	87.0	71,992	86.3
3rd Sector	943	106.9	869	92.2	3,992	102.6

Notes:

1.The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance;the Second Sector, which involves P&C insurance;and the Third Sector, which involves insurance positioned between the two, including medical insurnace, cancer insurance, accident insurance, and nursing care insurnace.

3. New policies include net increase from conversions.

(4) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Three months ended June 30, 2007				Three months ended June 30, 2008				Year Ended March 31, 2008	
	Number	Change (%)	Amount	Change (%)	Number	Change (%)	Amount	Change (%)	Number	Amount
Individual insurance	50	101.0	8,995	107.9	49	97.7	9,050	100.6	189	34,938
Individual annuities	1	98.1	132	89.6	1	103.7	155	117.2	6	562
Total	51	100.9	9,127	107.6	50	97.8	9,206	100.9	195	35,500

(5) Surrender and Lapse Rate

(Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year) (%)

Category	Three months ended June 30, 2007	Three months ended June 30, 2008	Year Ended March 31, 2008
Individual insurance	2.34	2.34	9.08
Individual annuities	1.06	1.25	4.49
Total	2.30	2.31	8.93

Note: Surrender and lapse rate is not annualized.

2. Status of General Account Assets

(1) Asset Composition

(Millions of yen, %)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	301,833	4.8%	228,045	3.9%	294,085	5.0%
Monetary claims purchased	276,047	4.4	356,096	6.1	270,089	4.6
Monetary trusts	92,426	1.5	97,091	1.7	104,603	1.8
Securities	4,436,338	71.1	4,032,719	69.1	4,033,285	68.2
Domestic bonds	2,381,513	38.2	2,283,944	39.2	2,339,611	39.5
Domestic stocks	484,786	7.8	345,111	5.9	340,609	5.8
Foreign securities	665,440	10.7	638,884	11.0	621,314	10.5
Foreign bonds	240,430	3.9	207,032	3.5	205,094	3.5
Foreign stocks, etc.	425,010	6.8	431,852	7.4	416,219	7.0
Other securities	904,597	14.5	764,779	13.1	731,750	12.4
Loans	927,493	14.9	880,164	15.1	890,392	15.1
Policy loans	78,978	1.3	83,029	1.4	83,103	1.4
Commercial loans	848,515	13.6	797,134	13.7	807,289	13.6
Property and equipment	143,682	2.3	137,465	2.4	139,073	2.4
Deferred tax assets	-	-	29,705	0.5	44,178	0.7
Other assets	61,674	1.0	73,468	1.3	141,519	2.4
Reserve for possible loan losses	(1,011)	(0.0)	(968)	(0.0)	(1,029)	(0.0)
Total	6,238,486	100.0	5,833,788	100.0	5,916,199	100.0
Foreign currency denominated assets	484,241	7.8	409,159	7.0	391,091	6.6

Note: "property and equipment"shows the total value of land, buildings, and constraction in progress.

(2) Fair Value Information on Securities and Others

1) Fair value information on securities (except trading securities)

a. Securities with fair value (Millions of yen)

Category	As of June 30, 2007				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,221	5,098	(123)	-	123
Domestic bonds	5,221	5,098	(123)	-	123
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,866,119	4,424,414	558,295	585,096	26,800
Domestic bonds	2,373,961	2,376,292	2,330	16,664	14,334
Domestic stocks	217,443	463,846	246,402	252,396	5,993
Foreign securities	271,722	280,744	9,022	12,229	3,207
Bonds	238,051	240,430	2,379	5,234	2,855
Stocks, etc.	33,670	40,313	6,643	6,994	351
Other securities	601,505	874,865	273,359	274,376	1,016
Monetary claims purchased	274,351	272,450	(1,900)	247	2,147
Certificates of deposit	89,000	89,000	-	-	-
Monetary trusts	38,134	67,215	29,081	29,182	100
Total	3,871,340	4,429,512	558,172	585,096	26,924
Domestic bonds	2,379,183	2,381,390	2,207	16,664	14,457
Domestic stocks	217,443	463,846	246,402	252,396	5,993
Foreign securities	271,722	280,744	9,022	12,229	3,207
Bonds	238,051	240,430	2,379	5,234	2,855
Stocks, etc.	33,670	40,313	6,643	6,994	351
Other securities	601,505	874,865	273,359	274,376	1,016
Monetary claims purchased	274,351	272,450	(1,900)	247	2,147
Certificates of deposit	89,000	89,000	-	-	-
Monetary trusts	38,134	67,215	29,081	29,182	100

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without fair value (Carrying Value) (Millions of yen)

Category	As of June 30, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	207,124
Unlisted domestic stocks	19,547
Unlisted foreign stocks	0
Unlisted foreign bonds	-
Others	187,576
Total	208,516

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of yen)

Category	As of June 30, 2008				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,215	5,120	(94)	-	94
Domestic bonds	5,215	5,120	(94)	-	94
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,862,007	4,063,291	201,283	236,548	35,265
Domestic bonds	2,270,859	2,278,728	7,868	17,494	9,626
Domestic stocks	188,179	321,616	133,437	135,174	1,736
Foreign securities	321,871	317,465	(4,405)	4,414	8,820
Bonds	210,360	207,032	(3,327)	1,740	5,067
Stocks, etc.	111,510	110,432	(1,078)	2,674	3,752
Other securities	676,584	736,925	60,340	73,801	13,460
Monetary claims purchased	351,848	352,456	608	1,880	1,271
Certificates of deposit	40,000	40,000	-	-	-
Monetary trusts	12,664	16,098	3,434	3,783	349
Total	3,867,223	4,068,411	201,188	236,548	35,359
Domestic bonds	2,276,075	2,283,849	7,774	17,494	9,720
Domestic stocks	188,179	321,616	133,437	135,174	1,736
Foreign securities	321,871	317,465	(4,405)	4,414	8,820
Bonds	210,360	207,032	(3,327)	1,740	5,067
Stocks, etc.	111,510	110,432	(1,078)	2,674	3,752
Other securities	676,584	736,925	60,340	73,801	13,460
Monetary claims purchased	351,848	352,456	608	1,880	1,271
Certificates of deposit	40,000	40,000	-	-	-
Monetary trusts	12,664	16,098	3,434	3,783	349

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without fair value (Carrying value)

(Millions of yen)

Category	As of June 30, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	183,737
Unlisted domestic stocks	22,101
Unlisted foreign stocks	0
Unlisted foreign bonds	-
Others	161,635
Total	185,129

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of yen)

Category	As of March 31, 2008				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,217	5,146	(70)	-	70
Domestic bonds	5,217	5,146	(70)	-	70
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,847,655	4,011,578	163,922	209,611	45,688
Domestic bonds	2,303,599	2,334,393	30,794	33,972	3,178
Domestic stocks	202,332	317,084	114,751	118,091	3,340
Foreign securities	328,741	324,911	(3,830)	4,582	8,413
Bonds	206,343	205,094	(1,249)	2,510	3,759
Stocks, etc.	122,397	119,816	(2,580)	2,072	4,653
Other securities	683,957	700,358	16,400	44,646	28,245
Monetary claims purchased	261,161	266,640	5,479	5,787	308
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	22,862	23,189	327	2,530	2,202
Total	3,852,872	4,016,725	163,852	209,611	45,758
Domestic bonds	2,308,816	2,339,540	30,724	33,972	3,248
Domestic stocks	202,332	317,084	114,751	118,091	3,340
Foreign securities	328,741	324,911	(3,830)	4,582	8,413
Bonds	206,343	205,094	(1,249)	2,510	3,759
Stocks, etc.	122,397	119,816	(2,580)	2,072	4,653
Other securities	683,957	700,358	16,400	44,646	28,245
Monetary claims purchased	261,161	266,640	5,479	5,787	308
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	22,862	23,189	327	2,530	2,202

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. For the year ended March 31, 2008, the foreign preferred securities (cost/carrying value before mark-to-market: 91,342 million yen, current fair value: 90,651 million yen, net unrealized gains/losses: a loss of 690 million yen) classified as "b. securities without market value" was changed its category to "a. securities with market value"("Other securities" in "Available-for-sale securities").

b. Securities without fair value (Carrying Value)

(Millions of yen)

Category	As of March 31, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	178,964
Unlisted domestic stocks	22,132
Unlisted foreign stocks	0
Unlisted foreign bonds	-
Others	156,832
Total	180,357

Note: Securities included in jointly operated designated monetary trusts are not included herein.

2) Fair value information on monetary trusts (Millions of yen)

Category	As of June 30, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	92,426	92,426	-	-	-

Category	As of June 30, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	97,091	97,091	-	-	-

Category	As of March 31, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	104,603	104,603	-	-	-

a. Monetary trusts for investment

The Company held no monetary trusts for investment as of June 30, 2007 and 2008, and March 31, 2008.

b. Monetary trusts for held-to-maturity, policy reserve matching securities, and others

(Millions of yen)

Category	As of June 30, 2007				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	63,345	92,426	29,081	29,182	100
Investment type focused on domestic bonds	-	-	-	-	-
Investment type focused on domestic stocks	39,545	68,626	29,081	29,182	100
Investment type focused on foreign securities	-	-	-	-	-
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trusts	-	-	-	-	-
Jointly-managed monetary trusts	23,800	23,800	-	-	-
Total	63,345	92,426	29,081	29,182	100

(Millions of yen)

Category	As of June 30, 2008				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	93,657	97,091	3,434	3,783	349
Investment type focused on domestic bonds	-	-	-	-	-
Investment type focused on domestic stocks	13,357	16,791	3,434	3,783	349
Investment type focused on foreign securities	-	-	-	-	-
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-
Jointly-managed monetary trusts	80,300	80,300	-	-	-
Total	93,657	97,091	3,434	3,783	349

(Millions of yen)

Category	As of March 31, 2008				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	104,276	104,603	327	2,530	2,202
Investment type focused on domestic bonds	-	-	-	-	-
Investment type focused on domestic stocks	23,976	24,303	327	2,530	2,202
Investment type focused on foreign securities	-	-	-	-	-
Balance- type	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-
Jointly-managed monetary trusts	80,300	80,300	-	-	-
Total	104,276	104,603	327	2,530	2,202

Note: The above figures show all of the fair value information on monetary trusts including securities, cash and call loans, and others.

3) Fair value information on real estate

(Millions of yen)

Category	As of June 30, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	79,899	97,876	17,977	41,757	23,780
Leasehold	913	552	(360)	305	665
Total	80,812	98,429	17,617	42,063	24,445

(Millions of yen)

Category	As of June 30, 2008				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	77,872	113,160	35,288	53,741	18,453
Leasehold	913	607	(306)	388	694
Total	78,785	113,767	34,982	54,130	19,148

(Millions of yen)

Category	As of March 31, 2008				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	78,045	113,613	35,568	54,083	18,515
Leasehold	913	607	(306)	388	694
Total	78,958	114,220	35,262	54,472	19,209

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

4) Fair value information on derivative transactions

a. Gains (losses) on derivatives with and without hedge accounting

(Millions of yen)

Category	As of June 30, 2008					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	727	(2,000)	-	-	-	(1,272)
Hedge accounting not applied	80	(7,371)	(712)	-	-	(8,002)
Total	808	(9,371)	(712)	-	-	(9,275)

Notes:

1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of June 30, 2008: a loss of 2,000 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

b. Interest-related transactions

(Millions of yen)

Type	As of June 30, 2007				As of June 30, 2008				As of March 31, 2008			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year				Over 1 Year		
Over-the-counter transactions												
Interest rate swaps:												
Receipt fixed, payment floating	-	-	-	-	-	-	-	-	-	-	-	-
Receipts floating, payments fixed	139,782	138,382	2,241	2,241	101,085	101,085	808	808	138,382	138,382	120	120
Receipts floating, payments floating	-	-	-	-	-	-	-	-	-	-	-	-
Total				2,241				808				120

c. Currency-related transactions

(Millions of yen)

Category	As of June 30, 2007				As of June 30, 2008				As of March 31, 2008			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year				Over 1 Year		
Over-the-counter transactions												
Foreign exchange contracts:												
Sold:	413,829	-	427,544	(13,715)	269,356	-	278,788	(9,432)	338,814	-	324,226	14,587
U.S. dollar	275,885	-	284,943	(9,057)	199,071	-	205,227	(6,156)	237,316	-	222,939	14,377
Euro	123,051	-	126,742	(3,690)	64,701	-	67,717	(3,016)	91,960	-	92,063	(103)
British pound	12,185	-	12,823	(638)	4,678	-	4,924	(245)	8,342	-	8,101	241
Canadian dollar	2,707	-	3,035	(328)	905	-	918	(13)	1,194	-	1,122	72
Bought:	924	-	924	(0)	7,415	-	7,476	60	201	-	202	0
U.S. dollar	452	-	452	0	7,206	-	7,268	61	201	-	202	0
Euro	472	-	471	(0)	208	-	207	(0)	-	-	-	-
British pound	-	-	-	-	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-	-	-	-	-
Total				(13,715)				(9,371)				14,588

Notes:

1. Forward exchange rates are used as the year -term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

d. Stock-related transactions

(Millions of yen)

Category	As of June 30, 2007				As of June 30, 2008				As of March 31, 2008			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Stock index futures:												
Sold	19,770	-	19,897	(126)	-	-	-	-	-	-	-	-
Bought	-	-	-	-	14,648	-	13,936	(712)	-	-	-	-
Over-the-counter-transactions												
Stock options:												
Sold	-	-	-	-	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-	-	-	-	-
Total				(126)				(712)				-

e. Bond-related transactions

(Millions of yen)

Category	As of June 30, 2007				As of June 30, 2008				As of March 31, 2008			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Bond futures contracts:												
Sold	-	-	-	-	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-	-	-	-	-
Total				-				-				-

f. Others

The Company held no other derivative instruments as of June 30, 2007 and 2008 as well as March 31, 2008.

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of June 30, 2007	As of June 30, 2008	As of March 31, 2008
Individual variable insurance	27,804	22,428	21,830
Individual variable annuities	18,771	16,927	16,596
Individual variable annuities (non-participating)	4,624	5,897	5,739
Group annuities	116,316	72,177	89,148
Total	167,516	117,431	133,315

(2) Total Number of Policies and Total Policy Amount in Force

1) Individual variable insurance

(Number, Millions of yen)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term life)	264	957	231	814	234	826
Variable insurance (whole life)	8,128	62,755	7,858	60,314	7,947	60,863
Total	8,392	63,712	8,089	61,128	8,181	61,690

2) Individual variable annuities

(Number, Millions of yen)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Number	Amount	Number	Amount	Number	Amount
Variable annuities (variable investment type)	179	803	169	737	172	745
Variable annuities (guaranteed living benefit type)	161	499	159	497	159	497
Total	340	1,302	328	1,234	331	1,242

3) Non-participating individual variable annuities

(Number, Millions of yen)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Number	Amount	Number	Amount	Number	Amount
Variable annuities (variable investment type)	278	3,758	407	5,243	391	5,072

4. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of yen)

Category	Three months ended June 30, 2007	Three months ended June 30, 2008	Year Ended March 31, 2008
Core Revenues	286,794	334,415	1,095,645
Income from Insurance Premiums	200,551	203,067	843,336
Insurance premiums	200,225	202,901	842,168
Ceded reinsurance recoveries	325	165	1,168
Investment Income	47,915	35,767	147,528
Interest, dividends and income from real estate for rent	40,610	31,070	144,744
Other investment income	678	641	2,783
Gains on separate accounts, net	6,626	4,056	-
Other Ordinary Income	38,234	94,862	89,478
Income related to withheld insurance claims and other payments for future annuity payments	79	177	613
Income due to withheld insurance payments	699	758	2,745
Reversal of reserve for outstanding claims	1,359	2,044	-
Reversal of policy reserves (except contingency reserve)	34,116	90,774	82,975
Other ordinary income	1,978	1,107	3,143
Other Core Revenues	92	718	15,302
Core Expenses	255,612	311,506	970,752
Insurance Claims and Other Payments	217,168	273,642	804,318
Insurance claims	87,630	116,413	272,443
Annuity payments	7,305	7,788	30,106
Insurance benefits	51,008	47,519	178,426
Surrender payments	62,523	81,979	253,823
Other payments	8,511	19,757	68,577
Reinsurance payments	188	184	941
Provision for Policy and Other Reserves	204	196	2,900
Investment Expenses	6,248	3,809	33,736
Interest expense	78	49	265
Depreciation of real estate for rent	814	784	3,343
Other investment expenses	5,355	2,974	13,844
Losses on separate accounts, net	-	-	16,282
Operating Expenses	28,426	29,254	114,170
Other Ordinary Expenses	3,564	4,600	15,627
Payments related to withheld insurance claims	601	777	2,880
Taxes	1,617	1,642	6,733
Depreciation	1,100	1,072	4,306
Provision for reserve for employees' retirement benefits	146	78	579
Other ordinary losses	99	1,029	1,127
Other Core Expenses	-	2	-
Core Profit	31,182	22,909	124,893

(2) Reconciliation to Ordinary Profit

(Millions of yen)

Category		Three months ended June 30, 2007	Three months ended June 30, 2008	Year Ended March 31, 2008
Core profit	(A)	31,182	22,909	124,893
Capital gains		29,707	26,095	42,944
Gains from monetary trusts, net		7,046	-	13,955
Gains on investments in trading securities, net		14,800	13,443	-
Gains on sale of securities		7,937	13,370	14,913
Gains from derivatives, net		-	-	29,377
Others		(76)	(718)	(15,302)
Capital losses		19,451	26,829	60,791
Losses from monetary trusts, net		-	250	-
Losses on investments in trading securities, net		-	-	25,192
Losses on sale of securities		74	206	10,086
Devaluation losses on securities		374	8,630	19,429
Losses from derivatives, net		17,630	16,647	-
Foreign exchange losses, net		1,355	1,096	6,083
Others		15	(2)	-
Capital gains/losses	(B)	10,256	(733)	(17,846)
(A)+(B)		41,438	22,175	107,046
Other one-time gains		(474)	(87)	(2,259)
Reversal of contingency reserve		(474)	(87)	(2,259)
Other one-time losses		-	2	121
Write-off of loans		-	2	121
Other one-time gains/losses	(C)	(474)	(89)	(2,381)
Ordinary profit	(A)+(B)+(C)	40,963	22,085	104,665

Note:

1. Core profit for the year ended June 30, 2008 includes 567 million yen of income gains on investment in trading securities and 150 million yen of income losses from derivatives as other core revenues, and a loss of 2 million yen of income losses from monetary trusts as other core expenses, instead of capital gains/losses.

2. Core profit for the three months ended June 30, 2007 includes 76 million yen of income gains from monetary trusts, and 15 million yen of income gains from derivatives as other core revenues, instead of capital gains/losses.

3. Core profit for the year ended March 31, 2008 includes 646 million yen of income gains from monetary trusts, 14,434 million yen of income gains on investment in trading securities, and 220 million yen of income gains from derivatives as other core revenues, instead of capital gains/losses.

(3) Negative Spread

(Millions of yen)

Category	Three months ended June 30, 2007	Three months ended June 30, 2008	Year Ended March 31, 2008
Negative Spread	-	1,813	-
Investment yield on core profit	2.77%	2.29%	2.90%
Average assumed investment yield	2.49%	2.44%	2.46%
Policy reserves in general accounts	5,038,845	4,965,068	4,984,477

1. Negative spread calculations:

(The figure of the three months ended June 30, 2007 was positive spread of 3,582 million yen and the figure of the year ended March 31, 2008 was positive spread of 21,758 million yen.)

a) For the three months ended June 30, 2007 and 2008 are calculated by the following method:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts x 1/4

b) For the year the ended March 31, 2008 is calculated by the following method:

(Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts

2. Investment yield on core profit and average assumed investment yield as in 1 above are not annualized.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominato as policy reserve in general reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at the end of fiscal year - Assumed interest) x 1/2

5. Solvency Margin Ratio

(Millions of yen)

Items		As of June 30, 2007	As of June 30, 2008	As of March 31, 2008
Total solvency margin	(A)	1,179,583	900,578	852,732
Common stock, etc. (less certain items)		245,951	256,203	252,126
Reserve for price fluctuations		63,308	75,213	73,558
Contingency reserve		80,857	82,729	82,642
Reserve for possible loan losses		188	172	175
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		524,794	197,829	157,593
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		14,974	29,734	29,973
Excess amount of policy reserve based on Zillmer method		127,644	130,758	130,878
Unallotted portion of reserve for policyholder dividends		15,672	18,605	17,304
Future profits		16,185	14,486	15,618
Deferred tax assets		90,005	94,844	92,862
Subordinated debt		-	-	-
Deductible items		-	-	-
Total risk $\sqrt{(R_1 + R_8)^2 + (R_2 + R_3 + R_7)^2} + R_4$	(B)	175,416	163,172	155,557
Insurance risk	R_1	29,395	29,355	29,522
Assumed investment yield risk	R_2	18,912	17,785	18,080
Investment risk	R_3	148,372	137,229	129,254
Business risk	R_4	4,030	3,782	3,632
Minimum guarantee risk	R_7	814	867	862
3rd sector insurance risk	R_8	4,009	3,898	3,925
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)} \times 100$		1,344.8%	1,103.8%	1,096.3%

Notes:

1. Figures were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance, and considered appropriate by the Company.

2. "Common stock, etc (less certain items)" represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash.

3. Net unrealized gains(losses) on real estate are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

4. "Excess amount of policy reserve based on Zillmer method" in Total solvency margin above represents was described as "Excess amount of policy surrender payment" in the fiscal year ended March 31, 2007.

5. Minimum guarantee risks were calculated using the standard method regulated by FSA.

6. Adjusted Net Assets

(Millions of yen)

Item	As of June 30, 2007	As of June 30, 2008	As of March 31, 2008
Adjusted net assets	1,139,383	823,241	777,216

Note: Adjusted net assets are calculated based on the regulatory standard.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2008)

August 12, 2008

Name of Company: T&D Holdings, Inc. (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Three Months Ended June 30, 2008 (April 1, 2008 – June 30, 2008)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2008	¥41,806 million	-	¥(2,739) million	-	¥2,391 million	-	¥(1,925) million	-
Three months ended June 30, 2007	¥73,296 million	47.7	¥(2,163) million	(50.0)	¥1,154 million	-	¥(1,566) million	(49.6)

	Net Income per Share
Three months ended June 30, 2008	¥(2,406.43)
Three months ended June 30, 2007	¥(1,957.93)

Note: Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2008	¥1,061,274 million	¥24,876 million	2.3%	¥31,095.82
As of March 31, 2008	¥1,048,962 million	¥26,922 million	2.6%	¥33,652.53

Note: Shareholder's equity: as of June 30, 2008: ¥24,876 million; as of March 31, 2008: ¥26,922 million.

2. Forecast for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

T&D Financial Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2009"* section in *"Financial Summary for the Three Months Ended June 30, 2008"*.

3. Others

(1) Adoption of Simple Accounting Method or Accounting Method specific to Preparation for Quarterly Financial Statements: None

(2) Significant Changes in Accounting Principle and Procedure and Changes in Presentation Method for Quarterly Financial Statements

1. Changes due to the revision of accounting standards: Applicable
2. Changes due to other factors: Applicable

Note: Please refer to T&D Holdings' "Financial Review 5. Others" section in "Financial Summary for the Three Months ended June 30, 2008".

(3) Number of Outstanding Shares (Common Stock)

1. Number of outstanding shares including treasury stock at the end of the term: as of June 30, 2008 : 800,000
   as of March 31, 2008 : 800,000
2. Number of treasury stock at the end of the term: None
3. Average number of outstanding shares during the term: for the three months ended June 30, 2008 : 800,000
   for the three months ended June 30, 2007 : 800,000

T&D Financial Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of June 30, 2008	As of March 31, 2008
	Amount	Amount
Assets:		
Cash and deposits	21,651	20,627
Cash	0	1
Deposit	21,650	20,626
Call loans	27,500	29,500
Monetary trusts	27,204	30,165
Securities	953,084	934,854
Government bonds	342,970	347,897
Corporate bonds	12,266	12,263
Domestic stocks	1,011	960
Foreign securities	2,075	2,015
Other securities	594,761	571,718
Loans	7,032	7,277
Policy loans	6,992	7,235
Commercial loans	39	41
Tangible fixed assets	308	300
Buildings	288	293
Lease assets	4	-
Construction in progress	7	-
Other tangible fixed assets	9	6
Intangible fixed assets	3,376	3,356
Software	3,368	3,347
Other intangible fixed assets	8	8
Due from agencies	-	0
Due from reinsurers	7,295	7,671
Other assets	5,045	6,522
Accounts receivable	3,047	4,769
Prepaid expenses	473	282
Accrued income	689	718
Deposit for rent	530	486
Suspense payable	140	101
Other assets	164	163
Deferred tax assets	8,844	8,755
Reserve for possible loan losses	(69)	(69)
Total assets	1,061,274	1,048,962

(Millions of yen)

	As of June 30, 2008	As of March 31, 2008
	Amount	Amount
Liabilities:		
Policy reserves	1,026,213	1,011,530
Reserve for outstanding claims	4,602	5,240
Policy reserve	1,019,767	1,004,147
Reserve for policyholder dividends	1,842	2,142
Due to agencies	200	280
Due to reinsurers	56	66
Other liabilities	2,100	2,094
Income taxes payable	3	12
Accounts payable	1,001	932
Accrued expenses	663	835
Unearned income	0	0
Deposit received	321	219
Lease obligations	4	-
Suspense receipt	106	93
Reserve for employees' retirement benefits	7,228	7,446
Reserve for directors' and corporate auditors' retirement benefits	178	207
Reserve for price fluctuations	420	414
Total liabilities	1,036,397	1,022,040
Net assets:		
Common stock	36,000	36,000
Capital surplus	26,000	26,000
Retained earnings	(35,814)	(33,889)
Other retained earnings	(35,814)	(33,889)
Unappropriated retained earnings	(35,814)	(33,889)
Total stockholder's equity	26,185	28,110
Net unrealized gains on securities	(1,308)	(1,188)
Total valuation and translation adjustments	(1,308)	(1,188)
Total net assets	24,876	26,922
Total liabilities and net assets	1,061,274	1,048,962

T&D Financial Life Unaudited Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2008
	Amount
Ordinary revenues	41,806
Income from insurance premiums	19,491
Insurance premiums	19,250
Ceded reinsurance recoveries	240
Investment income	19,533
Interest, dividends and income from real estate for rent	1,027
Interest income and dividends from securities	928
Interest income from loans	61
Other income from interest and dividends	37
Other investment income	0
Gains on separate account, net	18,505
Other ordinary income	2,781
Income related to withheld insurance claims and other payments for future annuity payments	1,862
Income due to withheld insurance payments	34
Reversal of reserve for outstanding claims	638
Reversal of reserve for employees' retirement benefits	217
Reversal of reserve for directors' and corporate auditors' retirement benefits	28
Other ordinary income	0
Ordinary expenses	44,545
Insurance claims and other payments	20,601
Insurance claims	4,009
Annuity payments	1,452
Insurance benefits	4,082
Surrender payments	8,291
Other payments	2,126
Reinsurance premiums	637
Provision for policy and other reserves	15,621
Provision for reserve for policy reserve	15,620
Interest portion of reserve for policyholder dividends	1
Investment expenses	4,861
Interest expenses	0
Losses from monetary trust, net	4,761
Losses on sales of securities	76
Devaluation losses on securities	17
Other investment expenses	5
Operating expenses	2,935
Other ordinary expenses	525
Payments related to withheld insurance claims	202
Taxes	162
Depreciation	158
Other ordinary expenses	1
Ordinary loss	2,739

(Millions of yen)

	Three months ended June 30, 2008
	Amount
Extraordinary gains	0
Reversal of reserve for possible loan losses	0
Extraordinary losses	6
Provision for reserve for price fluctuations	6
Provision for reserve for policyholder dividends	4
Loss before income taxes	2,750
Current income taxes	(788)
Deferred income taxes	(36)
Net loss	1,925

[Reference]

Unaudited Consolidated Statements of Operations for the Three Months ended June 30, 2007

(Millions of yen)

	Three months ended June 30, 2007
	Amount
Ordinary revenues	73,296
Income from insurance premiums	48,478
Insurance premiums	47,361
Ceded reinsurance recoveries	1,117
Investment income	22,305
Interest, dividends and income from real estate for rent	1,036
Interest income and dividends from securities	902
Interest income from loans	79
Other income from interest and dividends	55
Gains on sales of securities	80
Foreign exchange gains, net	0
Other investment income	0
Gains on separate account, net	21,187
Other ordinary income	2,512
Income related to withheld insurance claims and other payments for future annuity payments	2,138
Income due to withheld insurance payments	61
Reversal of reserve for outstanding claims	75
Reversal of reserve for employees' retirement benefits	232
Other ordinary income	4
Ordinary expenses	75,459
Insurance claims and other payments	26,374
Insurance claims	4,491
Annuity payments	1,293
Insurance benefits	4,703
Surrender payments	13,307
Other payments	1,645
Reinsurance premiums	932
Provision for policy and other reserves	42,074
Provision for reserve for policy reserve	42,073
Interest portion of reserve for policyholder dividends	1
Investment expenses	2,290
Interest expenses	16
Losses from monetary trust, net	2,201
Losses on sales of securities	56
Devaluation losses on securities	7
Provision for reserve for possible loan losses	0
Other investment expenses	8
Operating expenses	4,080
Other ordinary expenses	639
Payments related to withheld insurance claims	132
Taxes	312
Depreciation	159
Reversal of reserve for directors' and corporate auditors' retirment benefits	5
Other ordinary expenses	29
Ordinary loss	2,163

(Millions of yen)

	Three months ended June 30, 2007
	Amount
Extraordinary gains	-
Extraordinary losses	3
Provision for reserve for price fluctuations	3
Provision for reserve for policyholder dividends	58
Loss before income taxes	2,224
Current income taxes	(527)
Deferred income taxes	(130)
Net loss	1,566

Supplementary Materials for the Three Months Ended June 30, 2008

1. Business Highlights

(1) Total Policy Amount in Force P2

(2) New Policy Amount P2

(3) Annualized Premiums P3

(4) Surrender and Lapse Amount P3

(5) Surrender and Lapse Rate P3

2. Status of General Account Assets

(1) Asset Composition P4

(2) Fair Value Information on Securities and Others P5

1) Fair value information on securities (except trading securities) P5

2) Fair value information on monetary trusts P8

3) Fair value information on real estate P8

4) Fair value information on derivative transactions P8

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets P10

(2) Total Number of Policies and Total Policy Amount in Force P10

4. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit P11

[Reference] Negative Spread P12

(2) Reconciliation to Ordinary Profit P13

5. Solvency Margin Ratio P14

6. Adjusted Net Assets P14

1. Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen)

Category	As of June 30, 2007				As of June 30, 2008				As of March 31, 2008	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	246	88.8	17,149	86.1	221	89.6	14,928	87.0	227	15,424
Individual annuities	108	122.9	7,943	136.3	113	104.5	7,383	93.0	112	7,185
Individual variable annuities	73	143.6	6,675	148.6	79	109.2	6,182	92.6	78	5,968
Subtotal	355	97.0	25,092	97.5	334	94.1	22,311	88.9	339	22,610
Group insurance	-	-	10,223	66.6	-	-	1	0.0	-	154
Group annuities	-	-	382	89.5	-	-	353	92.6	-	367

Notes:
1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.
2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen)

Category	Three Months Ended June 30, 2007					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	-	-	-	-	-	-
Individual annuities	4	175.1	363	196.0	363	-
Individual variable annuities	4	175.1	363	196.0	363	-
Subtotal	4	174.8	363	195.3	363	-
Group insurance	-	-	-	-	-	-
Group annuities	-	-	-	-	-	-

(Number: Thousands, 100 Millions of yen)

Category	Three Months Ended June 30, 2008					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	-	-	-	-	-	-
Individual annuities	1	38.2	126	34.8	126	-
Individual variable annuities	1	38.2	126	34.8	126	-
Subtotal	1	38.2	126	34.8	126	-
Group insurance	-	-	-	-	-	-
Group annuities	-	-	-	-	-	-

(Number: Thousands, 100 Millions of yen)

Category	Year Ended March 31, 2008					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	-	-	-	-	-	-
Individual annuities	12	52.6	933	52.0	933	-
Individual variable annuities	12	52.6	933	52.0	933	-
Subtotal	12	52.6	933	52.0	933	-
Group insurance	-	-	-	-	-	
Group annuities	-	-	-	-	-	

Notes:
1. There is no conversion plan from FY2001.
2. The new policy amount for individual annuity is equal to the initial premium payment of individual variable annuities.

(3) Annualized Premiums

1) Policies in force

(Millions of yen)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	27,885	88.3	24,681	88.5	25,460	88.6
Individual annuities	67,835	157.2	74,970	110.5	73,898	116.6
Total	95,721	128.1	99,652	104.1	99,358	107.9
3rd Sector	6,545	88.3	5,899	90.1	6,115	90.7

2) New policies

(Millions of yen)

Category	Three Months Ended June 30, 2007		Three Months Ended June 30, 2008		Year Ended March 31, 2008	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	-	-	-	-	-	-
Individual annuities	5,008	278.8	1,717	34.3	12,739	55.4
Total	5,008	278.7	1,717	34.3	12,739	55.4
3rd Sector	-	-	-	-	-	-

Notes:

1. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen)

Category	Three Months Ended June 30, 2007				Three Months Ended June 30, 2008				Year Ended March 31, 2008	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	4	63.0	377	58.0	3	80.0	311	82.3	15	1,343
Individual annuities	0	108.5	106	117.4	0	67.8	58	54.7	3	311
Total	5	68.3	484	65.2	4	77.8	369	76.3	18	1,655

(5) Surrender and Lapse Rate (Surrender and lapse amount/ Policy amount in force at the beginning of fiscal year)

(%)

Category	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008	Year Ended March 31, 2008
Individual insurance	2.13	2.02	7.58
Individual annuities	1.42	0.81	4.16
Total	1.92	1.63	6.56

Note: Surrender and lapse rate for the three months ended June 30, 2007 and 2008 are not annualized.

2. Status of General Account Assets

(1) Asset Composition

(Millions of yen, %)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	35,949	7.9	32,675	7.3	34,066	7.4
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-	-
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	11,639	2.6	27,204	6.1	30,165	6.6
Securities	372,946	82.3	358,259	79.7	361,189	78.7
Domestic bonds	348,986	77.0	354,387	78.9	359,295	78.3
Domestic stocks	184	0.0	183	0.0	183	0.0
Foreign securities	21,272	4.7	54	0.0	65	0.0
Bonds	15,000	3.3	-	-	-	-
Stocks, etc.	6,272	1.4	54	0.0	65	0.0
Other securities	2,502	0.6	3,633	0.8	1,644	0.4
Loans	9,925	2.2	7,032	1.6	7,277	1.6
Policy loans	7,371	1.6	6,992	1.6	7,235	1.6
Commercial loans	2,554	0.6	39	0.0	41	0.0
Property and equipment	281	0.1	295	0.1	293	0.1
Deferred tax asset	6,386	1.4	8,844	2.0	8,755	1.9
Deferred tax asset concerning revaluation	-	-	-	-	-	-
Other assets	16,177	3.6	15,076	3.4	17,068	3.7
Reserve for possible loan losses	(72)	(0.0)	(69)	(0.0)	(69)	(0.0)
Total assets	453,234	100.0	449,318	100.0	458,748	100.0
Foreign currency denominated assets	87	0.0	54	0.0	65	0.0

Note: "Property and eqipment" shows the total value of buldings and constraction in progress.

(2) Fair Value Information on Securities and Others

1) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of yen)

Category	As of June 30, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	275,919	274,634	(1,285)	382	(1,668)
Domestic bonds	260,919	259,641	(1,278)	382	(1,660)
Foreign bonds	15,000	14,992	(7)	-	(7)
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	97,769	96,554	(1,214)	520	(1,734)
Domestic bonds	89,789	88,066	(1,722)	2	(1,724)
Domestic stocks	-	-	-	-	-
Foreign securities	6,090	6,272	181	191	(9)
Bonds	-	-	-	-	-
Stocks, etc.	6,090	6,272	181	191	(9)
Other securities	1,889	2,215	326	326	-
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	373,688	371,188	(2,500)	902	(3,402)
Domestic bonds	350,709	347,708	(3,001)	384	(3,385)
Domestic stocks	-	-	-	-	-
Foreign securities	21,090	21,264	174	191	(17)
Bonds	15,000	14,992	(7)	-	(7)
Stocks, etc.	6,090	6,272	181	191	(9)
Other securities	1,889	2,215	326	326	-
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of June 30, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	471
Unlisted domestic stocks (excluding over-the-counter stocks)	184
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	286
Total	471

a. Securities with market value (Millions of yen)

Category	As of June 30, 2008				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	270,253	270,972	718	1,535	(817)
Domestic bonds	270,253	270,972	718	1,535	(817)
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	89,500	87,630	(1,869)	5	(1,874)
Domestic bonds	85,952	84,133	(1,819)	3	(1,823)
Domestic stocks	-	-	-	-	-
Foreign securities	53	54	1	1	-
Bonds	-	-	-	-	-
Stocks, etc.	53	54	1	1	-
Other securities	3,494	3,442	(51)	-	(51)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	359,754	358,603	(1,150)	1,540	(2,691)
Domestic bonds	356,206	355,106	(1,100)	1,539	(2,640)
Domestic stocks	-	-	-	-	-
Foreign securities	53	54	1	1	-
Bonds	-	-	-	-	-
Stocks, etc.	53	54	1	1	-
Other securities	3,494	3,442	(51)	-	(51)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.

b. Securities without market value (Carrying value) (Millions of yen)

Category	As of June 30, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	374
Unlisted domestic stocks (excluding over-the-counter stocks)	183
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	190
Total	374

a. Securities with market value (Millions of yen)

Category	As of March 31, 2008				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	270,583	273,751	3,168	3,433	(265)
Domestic bonds	270,583	273,751	3,168	3,433	(265)
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	91,896	90,198	(1,697)	11	(1,708)
Domestic bonds	90,331	88,712	(1,619)	11	(1,630)
Domestic stocks	-	-	-	-	-
Foreign securities	70	65	(4)	-	(4)
Bonds	-	-	-	-	-
Stocks, etc.	70	65	(4)	-	(4)
Other securities	1,494	1,420	(73)	-	(73)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	362,479	363,950	1,470	3,444	(1,974)
Domestic bonds	360,914	362,463	1,549	3,444	(1,895)
Domestic stocks	-	-	-	-	-
Foreign securities	70	65	(4)	-	(4)
Bonds	-	-	-	-	-
Stocks, etc.	70	65	(4)	-	(4)
Other securities	1,494	1,420	(73)	-	(73)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.

b. Securities without market value (Carrying value) (Millions of yen)

Category	As of March 31, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	407
Unlisted domestic stocks (excluding over-the-counter stocks)	183
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	224
Total	407

2) Fair value information on monetary trusts

(Millions of yen)

Category	As of June 30, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	11,639	11,639	-	-	-

(Millions of yen)

Category	As of June 30, 2008				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	27,204	27,204	-	-	-

(Millions of yen)

Category	As of March 31, 2008				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	30,165	30,165	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	11,639	(1,669)	27,204	(4,648)	30,165	16,162

Note: The above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

The Company held no monetary trusts for held-to-maturity securities, policy reserve matching bonds, and others as of June 30, 2007 and 2008, and as of March 31, 2008.

3) Fair value information on real estate

The Company held no real estate as of June 30, 2007 and 2008, and as of March 31, 2008.

4) Fair value information on derivative transactions

a. Gains (losses) on derivatives with and without hedge accounting

(Millions of yen)

Category	As of June 30, 2008					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	-	(1,607)	5,785	-	-	4,178
Total	-	(1,607)	5,785	-	-	4,178

Note: Gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

b. Interest-related transactions

The Company held no interst-related derivative instruments as of June 30, 2007 and 2008, and March 31, 2008.

c. Currency-related transactions

(Millions of yen)

Category	As of June 30, 2007				As of June 30, 2008				As of March 31, 2008			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year				Over 1 Year		
Currency options:												
Sold:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	35,350	31,798			33,034	29,224			34,222	30,495		
	[4,527]	[4,363]	[1,879]	[(2,647)]	[4,467]	[4,214]	[2,859]	[(1,607)]	[4,508]	[4,287]	[3,534]	[(974)]
U.S. dollar	21,891	19,696			20,002	17,647			20,686	18,369		
	[3,059]	[2,949]	[1,409]	[(1,649)]	[2,943]	[2,771]	[2,142]	[(800)]	[2,971]	[2,818]	[2,643]	[(328)]
Euro	13,459	12,102			13,031	11,577			13,535	12,126		
	[1,467]	[1,414]	[469]	[(997)]	[1,523]	[1,442]	[717]	[(806)]	[1,536]	[1,469]	[891]	[(645)]
Total				(2,647)				(1,607)				(974)

Note: Parenthesized figures are option premiums.

d. Stock-related transactions

(Millions of yen)

Category	As of June 30, 2007				As of June 30, 2008				As of March 31, 2008			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year				Over 1 Year		
Stock index options:												
Sold:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	105,018	98,521			111,198	104,504			110,044	102,932		
	[13,542]	[13,219]	[7,184]	[(6,357)]	[16,038]	[15,546]	[21,824]	[5,785]	[15,576]	[15,103]	[25,377]	[9,800]
Nikkei225	93,806	87,467			94,205	87,783			94,094	87,233		
	[11,593]	[11,278]	[5,895]	[(5,697)]	[12,612]	[12,144]	[17,249]	[4,637]	[12,415]	[11,963]	[20,590]	[8,174]
S&P500	7,297	7,191			11,034	10,855			10,356	10,187		
	[1,168]	[1,164]	[742]	[(426)]	[2,044]	[2,029]	[2,812]	[768]	[1,880]	[1,867]	[3,033]	[1,152]
DJES 50	3,914	3,862			5,958	5,865			5,593	5,511		
	[779]	[776]	[546]	[(233)]	[1,382]	[1,372]	[1,762]	[380]	[1,280]	[1,271]	[1,753]	[473]
Total				(6,357)				5,785				9,800

Note: Parenthesized figures are option premiums.

e. Bond-related transactions

The Company held no bond-related derivative instruments as of June 30, 2007 and 2008, and March 31, 2008.

f. Others

The Company held no other derivative instruments as of June 30, 2007 and 2008, and March 31, 2008.

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of June 30, 2007	As of June 30, 2008	As of March 31, 2008
Individual variable insurance	3,186	2,609	2,568
Individual variable annuities	659,837	609,697	588,207
Total	663,024	612,306	590,775

(2) Total Number of Policies and Total Policy Amount in Force

1) Individual variable insurance

(Number: Thousands, Millions of yen)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term life)	0	15	0	15	0	15
Variable insurance (whole life)	3	12,188	3	11,874	3	11,939
Total	3	12,204	3	11,890	3	11,954

2) Individual variable annuities

(Number: Thousands, Millions of yen)

Category	As of June 30, 2007		As of June 30, 2008		As of March 31, 2008	
	Number	Amount	Number	Amount	Number	Amount
Individual variable annuities	73	667,536	79	618,248	78	596,807
Total	73	667,536	79	618,248	78	596,807

4. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of yen)

Category	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008	Year Ended March 31, 2008
Core Revenues	73,215	41,806	171,722
Income from insurance premiums	48,478	19,491	134,097
Insurance premiums	47,361	19,250	130,894
Ceded reinsurance recoveries	1,117	240	3,203
Investment income	22,224	19,533	4,227
Interest, dividends and income from real estate for rent	1,036	1,027	4,158
Gains on redemption of securities	-	-	14
Other investment income	0	0	53
Gains on separate accounts, net	21,187	18,505	-
Other ordinary income	2,512	2,781	33,397
Income related to withheld insurance claims and other payments for future annuity payments	2,138	1,862	9,222
Income due to withheld insurance payments	61	34	227
Reversal of reserve for outstanding claims	75	638	-
Reversal of policy reserves (except contingency reserve)	-	-	23,593
Reversal of reserve for employees' retirement benefits	232	217	347
Other ordinary income	4	29	7
Other core revenues	-	-	-
Core Expenses	72,061	39,414	189,906
Insurance claims and other payments	26,374	20,601	95,581
Insurance claims	4,491	4,009	20,119
Annuity payments	1,293	1,452	5,720
Insurance benefits	4,703	4,082	18,705
Surrender payments	13,307	8,291	40,103
Other payments	1,645	2,126	7,702
Reinsurance premiums	932	637	3,229
Provision for policy and other reserves	40,940	15,345	101
Investment expenses	25	6	77,737
Interest expenses	16	0	21
Losses on redemption of securities	-	-	-
Provision for general reserve for possible loan losses	0	-	-
Depreciation of real estate for rent	-	-	-
Other investment expenses	8	5	96
Losses on separate accounts, net	-	-	77,619
Operating expenses	4,080	2,935	13,605
Other ordinary expenses	639	525	2,880
Payments related to withheld insurance claims	132	202	599
Taxes	312	162	940
Depreciation	159	158	615
Provision for reserve for employees' retirement benefits	-	-	-
Other ordinary losses	34	1	725
Other core expenses	-	-	-
Core Profit	1,154	2,391	(18,183)

[Reference] Negative Spread

(Millions of yen)

Category		Three Months Ended June 30, 2007	Three Months Ended June 30, 2008	Year Ended March 31, 2008
Amount of negative spread		1,075	967	4,103
	Investment yield on core profit	1.03%	1.03%	1.04%
	Average assumed investment yield	2.12%	2.00%	2.08%
	Policy reserve in general accounts	392,697	396,374	394,802

Notes:

1. Negative spread calculations:

a) For the three months ended June 30, 2007 and 2008 are calculated by the following method:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts x 1/4

b) For the year the ended March 31, 2008 is calculated by the following method:

(Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts

2. Investment yield on core profit and average assumed investment yield as in 1 above are not annualized.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominato as policy reserve in general reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at the end of fiscal year - Assumed interest) x 1/2

(2) Reconciliation to Ordinary Profit

(Millions of yen)

Category		Three Months Ended June 30, 2007	Three Months Ended June 30, 2008	Year Ended March 31, 2008
Core profit	(A)	1,154	2,391	(18,183)
Capital gains		80	-	15,602
Gains from monetary trusts, net		-	-	(Note 1) 15,324
Gains on investment in trading securities, net		-	-	-
Gains on sales of securities		80	-	277
Gains from derivatives, net		-	-	-
Foreign exchange gains, net		0	-	0
Others		-	-	-
Capital Losses		2,264	4,855	213
Losses from monetary trusts, net		(Note 1) 2,201	(Note 1) 4,761	-
Losses on investments in trading securities, net		-	-	-
Losses on sales of securities		56	76	189
Devaluation losses on securities		7	17	24
Losses from derivatives, net		-	-	-
Foreign exchange losses, net		-	-	-
Others		-	-	-
Capital gains/losses	(B)	(2,183)	(4,855)	15,388
Core profit reflecting capital gains/losses	(A)+(B)	(1,029)	(2,463)	(2,795)
Other one-time gains		380	959	-
Ceding reinsurance recoveries		-	-	-
Reversal of contingency reserve		-	-	-
Others		(Note 2) 380	(Note 2) 959	-
Other one-time losses		1,514	1,235	6,871
Reinsurance premiums		-	-	-
Provision for contingency reserve		1,514	1,235	4,275
Provision for specific reserve for possible loan losses		0	-	-
Provision for specific reserve for loans to refinancing countries		-	-	-
write-off of loans		-	-	-
Others		-	-	(Note 3) 2,595
Other one-time gains/losses	(C)	(1,133)	(275)	(6,871)
Ordinary profit (losses)	(A)+(B)+(C)	(2,163)	(2,739)	(9,667)

Notes:

1. The figures of gains and losses from monetary trusts are equal to gains and losses on delivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

2. 'Others' in Other one-time gains above include reversal for policy reserve relating to minimum guarantee risks for individual variable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulation.

3. 'Others' in Other one-time losses above include a 2,288 million yen of provision for policy reserve relating to minimum guarantee risks for individual variable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulationd. In addition, they include a 73 millions yen of additional premium reserve relating to third sector products, and a 234 million yen of the provision for policy reserve for the scheduled accumulation to net level premium reserve.

5. Solvency Margin Ratio

(Millions of yen)

Items		As of June 30, 2007	As of June 30, 2008	As of March 31, 2008
Total solvency margin	(A)	72,581	67,143	68,361
Common stocks, etc. (less certain items)		33,481	26,185	28,110
Reserve for price fluctuations		396	420	414
Contingency reserve		10,826	14,822	13,587
Reserve for possible loan losses		5	4	4
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		(1,214)	(1,869)	(1,697)
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		-	-	-
Excess amount of policy reserve based on Zillmer method		28,697	27,488	27,851
Subordinated debt		-	-	-
Deductible items		-	-	-
Others		389	91	91
Total risk $\sqrt{(R_1+R_8)^2+(R_2+R_3+R_7)^2}+R_4$	(B)	12,768	15,067	14,984
Insurance risk	R_1	2,121	1,130	1,162
Assumed investment yield risk	R_2	383	365	368
Investment risk	R_3	2,003	1,442	1,441
Business risk	R_4	428	480	479
Minimum guarantee risk	R_7	9,769	12,699	12,610
3rd sector insurance risk	R_8	-	392	403
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$		1,136.9%	891.2%	912.4%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. "Common stock, etc. (less certain items)" represents net assets on the balance sheet less net unrealized gains on securities.

3. "Excess amount of policy reserve based on Zillmer method" in Total solvency margin above represents was described as "Excess amount of policy surrender payment" in the fiscal year ended March 31, 2007.

4. The figures of "minimum guarantee risk R_7" are calculated on the basis of the regulatory standard.

5. "3rd sector insurance risk R_8" is separated from "insurance risk" since the fiscal year ended March 31, 2008 according to the FSA regulation.

6. Adjusted Net Assets

(Millions of yen)

Category	As of June 30, 2007	As of June 30, 2008	As of March 31, 2008
Adjusted net assets	62,721	60,474	63,798

Note: Foregoing were calculated according to the orders providing classifications of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

FINANCIAL SUMMARY

(For the six months ended September 30, 2008)

November 19, 2008

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

Note: Amounts of less than one million yen are omitted.

1. Consolidated Operating Results for the Six Months Ended September 30, 2008 (April 1, 2008 – September 30, 2008)

(1) Results of Operations

Note: % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
Six months ended September 30, 2008	¥1,269,891 million	11.5	¥34,388 million	(65.9)	¥3,696 million	(88.8)
Six months ended September 30, 2007	¥1,138,496 million	2.5	¥100,765 million	21.0	¥33,071 million	18.9

	Net Income per Share	Net Income per Share (Fully Diluted)
Six months ended September 30, 2008	¥15.01	-
Six months ended September 30, 2007	¥134.30	-

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of September 30, 2008	¥12,918,700 million	¥473,064 million	3.6%	¥1,913.96
As of March 31, 2008	¥13,366,056 million	¥677,273 million	5.1%	¥2,743.16

Note: Equity: as of September 30, 2008: ¥471,255 million; as of March 31, 2008: ¥675,453 million.

2. Dividends

	Dividends per Share				
	First Quarter-End	Second Quarter-End	Third Quarter-End	Year-End	Annual
Year Ended March 31, 2008	-	-	-	¥65.00	¥65.00
Year Ending March 31, 2009	-	-			
Year Ending March 31, 2009 (Forecast)				¥65.00	¥65.00

Note: Revisions to dividend forecasts in this term: None

3. Consolidated Forecasts for the Year Ending March 31, 2009 (April 1, 2008- March 31, 2009)

Note: % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	Ordinary Profit	Net Income	Net Income per Share
Year ending March 31, 2009	¥2,340,000 million 0.4%	¥56,000 million (64.0)%	¥2,000 million (94.6)%	¥8.12

Note: Revisions to financial forecasts in this term: Applicable

4. Others

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation): None

(2) Changes in Accounting Principles, Procedures and Presentation Methods for Interim Consolidated Financial Statements:

1. Changes due to the revision of accounting standards: Applicable
2. Changes due to other factors: None

Note: For details, please refer to T&D Holdings' "Financial Review 5.Others" section in this material "Financial Summary for the Six Months Ended September 30, 2008".

(3) Number of Outstanding Shares (Common Stock)

1. Number of outstanding shares including treasury stock at the end of the term:
as of September 30, 2008: 246,330,000;
as of March 31, 2008: 246,330,000
2. Number of treasury stock at the end of the term: as of September 30, 2008: 110,002;
as of March 31, 2008: 98,215
3. Average number of outstanding shares during the term:
for the six months ended September 30, 2008: 246,226,310;
for the six months ended September 30, 2007: 246,245,053

(Reference) Non-Consolidated Financial Summary

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2008 (April 1, 2008 – September 30, 2008)

(1) Results of Operations

Note: % changes are presented in comparison with the same term of the previous year.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	% change	Net Income	% change
Six months ended September 30, 2008	¥18,265 million	3.1	¥16,566 million	2.5	¥16,534 million	2.5	¥16,494 million	2.7
Six months ended September 30, 2007	¥17,718 million	18.5	¥16,158 million	19.5	¥16,124 million	19.2	¥16,054 million	19.3

	Net Income per Share
Six months ended September 30, 2008	¥66.99
Six months ended September 30, 2007	¥65.20

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of September 30, 2008	¥621,029 million	¥591,964 million	95.3%	¥2,404.21
As of March 31, 2008	¥633,217 million	¥591,549 million	93.4%	¥2,402.41

Note: Equity: as of September 30, 2008: ¥591,964 million; as of March 31, 2008:¥591,549 million.

2. Non-Consolidated Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Note: % changes are presented in comparison with the same term of the previous year.

	Operating Income		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
Year ending March 31, 2009	¥20,000 million	3.6 %	¥16,000 million	(2.5) %	¥16,000 million	(2.1) %	¥16,000 million	(1.0) %	¥64.98

The above forecasts for the year ending March 31, 2009 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses. Please refer to T&D Holdings' "Financial Review 4. Forecasts for the Year Ending March 31, 2009(April 1, 2008 – March 31, 2009)" section in this material "Financial Summary for the Six Months Ended September 30, 2008" about consolidated forecasts and non-consolidated forecasts.

Financial Review

1. Consolidated Results of Operations

For the six months ended September 30, 2008, ordinary revenues increased ¥131.3 billion, or 11.5 percent from the level of the same term of the previous fiscal year, to ¥1,269.8 billion, which was a total of income from insurance premiums of ¥852.0 billion (up 1.7 percent), investment income of ¥209.2 billion (down 3.7 percent), other ordinary income of ¥208.5 billion (up 150.5 percent) and others.

Ordinary expenses increased ¥197.7 billion, or 19.1 percent from the level of the same term of the previous fiscal year, to ¥1,235.5 billion, which was a total of insurance claims and other payments of ¥944.5 billion (up 13.2 percent), investment expenses of ¥142.9 billion (up 128.4 percent), operating expenses of ¥106.0 billion (up 2.4 percent), other ordinary expenses of ¥41.5 billion (up 13.6 percent) and others.

As a result, ordinary profit decreased ¥66.3 billion, or 65.9 percent, to ¥34.3 billion. Ordinary profit decreased mainly due to a decrease in income from interest and dividends and an increase in devaluation losses on securities.

Extraordinary gains decreased 64.0 percent, to ¥1.9 billion, and extraordinary losses decreased 87.1 percent, to ¥2.1 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥1.4 billion (down 89.6 percent).

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income decreased ¥29.3 billion, or 88.8 percent from the level of the same term of the previous fiscal year, to ¥3.6 billion.

2. Consolidated Financial Position

(1) Balance Sheets

As of September 30, 2008, total assets amounted to ¥12,918.7 billion (down 3.3 percent from March 31, 2008), mainly consisting of securities centered on public and corporate bonds amounting to ¥8,751.8 billion (down 5.3 percent), loans of ¥2,335.1 billion (down 1.2 percent), monetary claims purchased of ¥506.2 billion (up 17.6 percent), cash and deposits of ¥310.4 billion (up 0.6 percent) and tangible fixed assets of ¥306.1 billion (down 1.0 percent).

Total liabilities were ¥12,445.6 billion (down 1.9 percent), and policy reserves accounting for a substantial portion of them amounted to ¥11,958.0 billion (down 1.5 percent).

Total net assets were ¥473.0 billion (down 30.2 percent), of which net unrealized gains on securities was ¥55.3 billion (down 77.6 percent).

(2) Cash Flows

Cash flows for the six months ended September 30, 2008, were as follows.

Net cash used in operating activities was ¥133.0 billion in expenditure, up ¥112.4 billion from the level of the same term of the previous fiscal year. This was mainly due to an increase in insurance claims and other payments.

Net cash provided by investing activities was ¥208.6 billion, up ¥306.1 billion in revenue

compared with the expenditure of ¥97.5 billion recorded in the same term of the previous fiscal year. This was mainly due to an increase in gains on sales and redemptions of securities.

Net cash used in financing activities was ¥20.1 billion in expenditure, up ¥16.1 billion from the level of the same term of the previous fiscal year. This was mainly due to an increase in redemptions of short-term debenture.

As a result, cash and cash equivalents as of September 30, 2008 totaled ¥1,035.7 billion, up ¥53.1 billion from the beginning of the fiscal year.

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the six months ended September 30, 2008, Taiyo Life's ordinary revenues increased ¥52.2 billion, or 10.3 percent from the level of the same term of the previous fiscal year, to ¥557.4 billion, which was a total of income from insurance premiums of ¥316.2 billion (down 4.3 percent), investment income of ¥113.2 billion (up 4.0 percent), and other ordinary income of ¥127.9 billion (up 94.1 percent).

Ordinary expenses increased ¥66.0 billion, or 14.1 percent from the level of the same term of the previous fiscal year, to ¥536.0 billion, which was a total of insurance claims and other payments of ¥419.3 billion (up 11.3 percent), investment expenses of ¥54.3 billion (up 52.3 percent), operating expenses of ¥38.4 billion (up 0.4 percent) and others.

As a result, ordinary profit decreased ¥13.7 billion, or 39.2 percent, to ¥21.4 billion. Ordinary profit decreased mainly due to a decrease in income from interest and dividends and an increase in devaluation losses on securities.

Extraordinary gains increased 262.6 percent, to ¥1.0 billion, and extraordinary losses decreased 97.5 percent, to ¥0.2 billion.

Net income decreased ¥1.2 billion, or 12.8 percent from the level of the same term of the previous fiscal year, to ¥8.5 billion.

Core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the six months ended September 30, 2008, recorded ¥23.5 billion, down 22.9 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥12.0 billion (up 85.0 percent).

Daido Life Insurance Company:

For the six months ended September 30, 2008, Daido Life's ordinary revenues increased ¥59.0 billion, or 10.3 percent from the level of the same term of the previous fiscal year, to ¥629.7 billion, which was a total of income from insurance premiums of ¥414.3 billion (down 1.2 percent), investment income of ¥91.5 billion (down 14.3 percent), and other ordinary income of ¥123.7 billion (up 178.9 percent).

Ordinary expenses increased ¥103.1 billion, or 20.6 percent from the level of the same term of the previous fiscal year, to ¥604.4 billion, which was a total of insurance claims and other payments of ¥481.9 billion (up 18.1 percent) and investment expenses of ¥55.6 billion (up 99.0 percent), operating expenses of ¥58.4 billion (up 1.9 percent) and others.

As a result, ordinary profit decreased ¥44.1 billion, or 63.5 percent from the level of the same term of the previous fiscal year, to ¥25.3 billion. Ordinary profit decreased mainly due to an increase in devaluation losses on securities and a decrease in gains/losses on investments in trading securities, net.

Extraordinary gains decreased 85.1 percent, to ¥0.7 billion, and extraordinary losses decreased 70.5 percent, to ¥1.8 billion.

Net income decreased ¥22.8 billion, or 84.8 percent from the level of the same term of the previous fiscal year, to ¥4.1 billion.

Core profit was ¥53.7 billion, a decrease of 20.2 percent compared with the same term of the previous fiscal year. A positive spread was ¥7.0 billion (down 36.1 percent) for the six months ended September 30, 2008.

T&D Financial Life Insurance Company:

For the six months ended September 30, 2008, T&D Financial Life's ordinary revenues increased ¥34.1 billion, or up 34.9 percent from the level of the same term of the previous fiscal year, to ¥131.8 billion, which was a total of income from insurance premiums of ¥121.3 billion (up 37.8 percent), investment income of ¥5.3 billion (up 7.6 percent), and other ordinary income of 5.1 billion (up 9.9 percent).

Ordinary expenses increased ¥43.2 billion, or 42.0 percent from the level of the same term of the previous fiscal year, to ¥146.0 billion, which was a total of insurance claims and other payments of ¥43.3 billion (down 13.4 percent), provision for policy and other reserves of ¥60.3 billion (up 39.9 percent), investment expenses of ¥32.9 billion (up 13,042.4 percent) and operating expenses of ¥8.0 billion (up 6.6 percent) and others.

As a consequence, ordinary losses increased ¥9.0 billion, or 181.3 percent from the level of the same term of the previous fiscal year, to ¥14.1 billion.

Net loss increased ¥6.2 billion, or 173.3 percent, to ¥9.9 billion.

T&D Financial Life marked a loss of ¥13.1 billion (up 288.8 percent) in its core profit for the six months ended September 30, 2008, after compensating for a negative spread of ¥1.8 billion (down 7.9 percent).

(2) Financial Position

Taiyo Life Insurance Company:

As of September 30, 2008, total assets amounted to ¥5,968.6 billion (down 3.5 percent from March 31, 2008), mainly consisting of securities centered on public and corporate bonds amounting to ¥3,853.4 billion (down 7.2 percent), loans of ¥1,480.0 billion (down 0.1 percent), tangible fixed assets of ¥161.2 billion (down 0.6 percent) and monetary claims purchased of ¥158.3 billion (down 1.3 percent).

Total liabilities were ¥5,816.9 billion (down 1.9 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,620.3 billion (down 1.9 percent).

Total net assets were ¥151.7 billion, down 40.3 percent from the same term of the previous fiscal year, of which net unrealized gains on securities was ¥32.8 billion (down 75.9 percent).

As of September 30, 2008, solvency margin ratio (a measure of insurance companies' financial

soundness) was 881.5 percent. (1,000.6 percent recorded at the end of the previous fiscal year) Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥467.6 billion. (¥659.7 billion posted at the previous fiscal year-end)

Daido Life Insurance Company:

As of September 30, 2008, total assets amounted to ¥5,762.8 billion (down 4.7 percent from March 31, 2008), mainly consisting of securities centered on public and corporate bonds amounting to ¥3,929.5 billion (down 5.5 percent), loans of ¥864.1 billion (down 2.9 percent), monetary claims purchased of ¥347.8 billion (up 28.8 percent), cash and deposits of ¥173.4 billion (up 2.4 percent), and tangible fixed assets of ¥139.0 billion (down 1.0 percent).

Total liabilities were ¥5,480.6 billion (down 3.4 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,264.4 billion (down 2.4 percent).

Total net assets were ¥282.2 billion, down 24.6 percent from the same term of the previous fiscal year, of which net unrealized gains on securities was ¥23.9 billion (down 78.6 percent).

As of September 30, 2008, solvency margin ratio was 972.9 percent. (1,096.3 percent at the end of the previous fiscal year) Furthermore, the value of adjusted net assets amounted to ¥639.1 billion. (¥777.2 billion posted at the previous fiscal year-end)

T&D Financial Life Insurance Company:

As of September 30, 2008, total assets amounted to ¥1,100.8 billion (up 4.9 percent from March 31, 2008), mainly consisting of securities amounting to ¥971.1 billion (up 3.9 percent), monetary trusts of ¥38.1 billion (up 26.5 percent), call loans of ¥31.0 billion (up 5.1 percent) and cash and deposits of ¥23.3 billion (up 13.0 percent).

Total liabilities were ¥1,084.1 billion (up 6.1 percent), and policy reserves accounting for a substantial portion of them amounted to ¥1,070.9 billion (up 5.9 percent).

Total net assets were ¥16.7 billion, down 37.9 percent from the same term of the previous fiscal year, of which net unrealized gains on securities was a loss of ¥1.4 billion (up 25.0 percent).

As of September 30, 2008, T&D Financial Life's solvency margin ratio was 656.2 percent. (912.4 percent at the end of the previous fiscal year) Furthermore, the value of adjusted net assets amounted to ¥53.9 billion. (¥63.7 billion posted at the previous fiscal year-end)

(Reference) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the six months ended September 30, 2008, increased 7.5 percent compared with the same term of the previous fiscal year, to ¥778.6 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 13.8 percent compared with the same term of the previous fiscal year, to ¥597.9 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of

September 30, 2008, decreased 1.7 percent from the level of the same term-end of the previous fiscal year (down 0.7 percent from the previous fiscal year-end), to ¥17,069.8 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the six months ended September 30, 2008 decreased 14.1 percent compared with the same term of the previous fiscal year, to ¥2,084.3 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities increased 6.4 percent compared with the same term of the previous fiscal year, to ¥1,896.5 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2008 decreased 0.8 percent from the level of the same term-end of the previous fiscal year (decreased 0.8 percent from the previous fiscal year-end), to ¥39,596.1 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the six months ended September 30, 2008 increased 65.9 percent compared with the same term of the previous fiscal year, to ¥105.9 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 19.5 percent compared with the same term of the previous fiscal year, to ¥71.8 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2008, decreased 10.0 percent from the level of the same term-end of the previous fiscal year (down 2.7 percent from the previous fiscal year-end), to ¥2,199.7 billion.

4. Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

(1) Consolidated

The forecasts for the fiscal year ending March 31, 2009 have been revised from those announced on May 19, 2008, as follows.

(Millions of yen)

	Ordinary Revenues	Ordinary Profit	Net Income	Net income per Share (yen)
Previous Forecast (A)	2,100,000	115,000	39,000	158.39
Revised Forecast (B)	2,340,000	56,000	2,000	8.12
Amount of Change (B)-(A)	240,000	(59,000)	(37,000)	
Percentage of Change (%)	11.4	(51.3)	(94.9)	
(Ref.) Results for the Year Ended March 31, 2008	2,330,071	155,712	36,749	149.24

(Reason for the revision)

Based on economic circumstances and operating results for the six months ended September 30, 2008, the forecast for consolidated ordinary revenues for the fiscal year ending March 31, 2009 has been revised to ¥2,340.0 billion (up ¥240.0 billion) mainly because investment income including gains on sales of securities is expected to increase. On the other hand, the forecast for consolidated ordinary profit for the fiscal year ending March 31, 2009 has been revised to ¥56.0 billion (down ¥59.0 billion) and the forecast for consolidated net income for the fiscal year ending March 31, 2009 has been revised to ¥2.0 billion (down ¥37.0 billion) mainly because investment expenses including losses on sales of securities and devaluation losses on securities are expected to increase.

Reference: Forecasts for the Year Ending March 31, 2009 of Three Life Insurance Companies (Non-consolidated Basis)

(Millions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,080,000	1,120,000	320,000
amount of change	150,000	100,000	50,000
Ordinary Profit	41,000	37,000	(25,000)
amount of change	12,000	(59,000)	(11,000)
Core Profit	41,000	78,000	(21,000)
amount of change	(5,000)	(29,000)	(17,000)
Net Income	8,000	10,000	(17,000)
amount of change	(5,000)	(24,000)	(7,000)

Note: "amount of change" is presented in comparison with the previous forecast announced on May 19, 2008.

(2) Non-consolidated

The forecasts for the fiscal year ending March 31, 2009 have not been changed from those announced on May 19, 2008, as follows. The projected shareholders' dividend of ¥65 per share for the fiscal year ending March 31, 2009 remains unchanged.

(Millions of yen)

	Operating Income	Operating Profit	Ordinary Profit	Net Income
Year-end	20,000	16,000	16,000	16,000

5. Others

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation)

None

(2) Changes in Accounting Principles and Procedures and Presentation Methods for Interim Consolidated Financial Statements

Adoption of Accounting Standard for Lease Transactions

(a) As lessee

Prior to April 1, 2008, the accounting treatment for finance lease transactions not involving the transfer of ownership (nonownership-transfer finance leases) had been permitted to be accounted for as operating lease transactions. However, the adoption of the "Accounting Standard for Lease Transactions (Statement No.13)" and the "Guidance on Accounting Standard for Lease Transactions (Guidance No.16)" was allowed regarding the quarterly consolidated financial statements on or after April 1, 2008. Therefore, the Company has adopted these standards and guidance effective from this fiscal year, and the accounting treatments for such transactions follow the method for ordinary purchase and sales transactions.

In addition, lease assets with respect to nonownership-transfer finance leases are amortized by the straight-line method at rates based on lease term, without any residual value.

The accounting treatment for nonownership-transfer finance leases which commenced before the first fiscal year in which the Accounting Standard for Lease Transactions is applied continuously follows the method for operating lease transactions.

The impact of this change on ordinary profit and net income is so limited.

(b) As lessor

Prior to April 1, 2008, the accounting treatment for nonownership-transfer finance leases had been permitted to be accounted for as operating lease transactions. However, the adoption of the "Accounting Standard for Lease Transactions (Statement No.13)" and the "Guidance on Accounting Standard for Lease Transactions (Guidance No.16)" was allowed regarding the quarterly consolidated financial statements on and after April 1, 2008. Therefore, the Company has adopted these standards and guidance effective from this fiscal year, and the accounting treatments for such transactions follow the method for ordinary purchase and sales transactions.

The impact of this change on ordinary profit and net income is so limited.

Unaudited Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2008	As of March 31, 2008
	Amount	Amount
Assets:		
Cash and deposits	310,402	308,428
Call loans	209,200	279,800
Monetary claims purchased	506,240	430,592
Monetary trusts	104,440	134,769
Securities	8,751,840	9,244,528
Loans	2,335,113	2,363,476
Tangible fixed assets	306,143	309,279
Intangible fixed assets	24,228	23,755
Due from agencies	1,250	1,382
Due from reinsurers	9,288	8,472
Other assets	179,401	199,089
Deferred tax assets	183,867	66,419
Reserve for possible loan losses	(2,717)	(3,940)
Total assets	12,918,700	13,366,056
Liabilities:		
Policy reserves	11,958,001	12,137,756
Reserve for outstanding claims	73,538	75,264
Policy reserve	11,706,649	11,875,618
Reserve for policyholder dividends	177,813	186,873
Due to agencies	1,046	280
Due to reinsurers	398	491
Short-term debenture	19,985	27,971
Subordinated bonds	20,000	20,000
Other liabilities	174,795	232,992
Reserve for bonus to directors and corporate auditors	107	210
Reserve for employees' retirement benefits	117,876	116,849
Reserve for directors' and corporate auditors' retirement benefits	3,983	4,242
Reserve for price fluctuations	138,729	137,269
Deferred tax liabilities	11	10
Deferred tax liabilities on land revaluation	10,700	10,708
Total liabilities	12,445,636	12,688,782
Net assets:		
Common stock		
Authorized - 966,000,000 shares		
Issued - 246,330,000 shares	118,595	118,595
Capital surplus	106,106	106,106
Retained earnings	239,640	251,934
Treasury stock	(712)	(638)
Total stockholders' equity	463,630	475,998
Net unrealized gains on securities	55,307	246,874
Deferred gains on hedging instruments	368	571
Land revaluation	(48,029)	(48,014)
Foreign currency translation adjustments	(20)	24
Total valuation and translation adjustments	7,625	199,455
Minority interests	1,808	1,820
Total net assets	473,064	677,273
Total liabilities and net assets	12,918,700	13,366,056

Unaudited Consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008
	Amount	Amount
Ordinary revenues	1,138,496	1,269,891
Income from insurance premiums	837,958	852,033
Investment income	217,244	209,257
Interest, dividends and income from real estate for rent	153,856	140,018
Gains from monetary trusts, net	9,783	3,355
Gains on investment in trading securities, net	3,588	-
Gains on sales of securities	45,148	64,485
Other investment income	1,480	1,398
Gains on separate accounts, net	3,387	-
Other ordinary income	83,271	208,577
Reversal of policy reserve	44,652	168,968
Other ordinary income	38,618	39,608
Equity in net income of affiliated companies	21	23
Ordinary expenses	1,037,730	1,235,503
Insurance claims and other payments	834,634	944,566
Insurance claims	337,551	344,111
Annuity payments	86,725	94,125
Insurance benefits	153,589	149,432
Surrender payments	193,014	216,027
Other payments	63,753	140,870
Provision for policy and other reserves	458	450
Interest portion of reserve for policyholder dividends	458	450
Investment expenses	62,595	142,954
Interest expenses	1,112	1,004
Losses on investment in trading securities, net	-	8,052
Losses on sales of securities	20,662	28,072
Devaluation losses on securities	16,242	41,686
Losses from derivatives, net	9,107	14,010
Foreign exchange losses, net	2,958	2,540
Provision for reserve for possible loan losses	186	-
Write-off of loans	161	6
Depreciation of real estate for rent	2,845	2,752
Other investment expenses	9,320	8,208
Losses on separate accounts, net	-	36,620
Operating expenses	103,507	106,024
Other ordinary expenses	36,533	41,508
Ordinary profit	100,765	34,388
Extraordinary gains	5,369	1,935
Gains on disposal of fixed assets	5,340	647
Reversal of reserve for possible loan losses	-	1,190
Recoveries of bad debts previously written-off	27	49
Other extraordinary gains	1	47
Extraordinary losses	16,983	2,195
Losses on disposal of fixed assets	2,699	654
Impairment loss	302	-
Provision for reserve for price fluctuations	13,980	1,460
Other extraordinary losses	0	81
Provision for reserve for policyholder dividends	25,667	17,206
Income before income taxes	63,484	16,920
Current income taxes	37,295	22,689
Deferred income taxes	(6,932)	(9,482)
Minority interests	49	18
Net income	33,071	3,696

Unaudited Consolidated Statements of Changes in Net Assets

(Millions of yen)

	Six months ended September 30, 2007 Amount	Six months ended September 30, 2008 Amount
Stockholders' equity		
Common stock		
Balance as of previous fiscal year-end	118,595	118,595
Balance as of the end of the period	118,595	118,595
Capital surplus		
Balance as of previous fiscal year-end	106,106	106,106
Changes in the period		
Disposal of treasury stock	1	(0)
Total changes in the period	1	(0)
Balance as of the end of the period	106,107	106,106
Retained earnings		
Balance as of previous fiscal year-end	231,678	251,934
Changes in the period		
Dividends	(16,006)	(16,005)
Net income	33,071	3,696
Reversal of land revaluation	(625)	14
Total changes in the period	16,439	(12,294)
Balance as of the end of the period	248,117	239,640
Treasury stock		
Balance as of previous fiscal year-end	(496)	(638)
Changes in the period		
Acquisition of treasury stock	(104)	(83)
Disposal of treasury stock	6	9
Total changes in the period	(97)	(74)
Balance as of the end of the period	(594)	(712)
Total		
Balance as of previous fiscal year-end	455,883	475,998
Changes in the period		
Dividends	(16,006)	(16,005)
Net income	33,071	3,696
Acquisition of treasury stock	(104)	(83)
Disposal of treasury stock	7	9
Reversal of land revaluation	(625)	14
Total changes in the period	16,343	(12,368)
Balance as of the end of the period	472,226	463,630
Valuation and translation adjustments		
Net unrealized gains on securities		
Balance as of previous fiscal year-end	680,401	246,874
Changes in the period		
Net changes of items other than stockholders' equity	(29,845)	(191,566)
Total changes in the period	(29,845)	(191,566)
Balance as of the end of the period	650,556	55,307
Gains on deferred hedge		
Balance as of previous fiscal year-end	488	571
Changes in the period		
Net changes of items other than stockholders' equity	46	(202)
Total changes in the period	46	(202)
Balance as of the end of the period	534	368
Land revaluation		
Balance as of previous fiscal year-end	(48,501)	(48,014)
Changes in the period		
Net changes of items other than stockholders' equity	625	(14)
Total changes in the period	625	(14)
Balance as of the end of the period	(47,876)	(48,029)
Foreign currency translation adjustments		
Balance as of previous fiscal year-end	48	24
Changes in the period		
Net changes of items other than stockholders' equity	19	(45)
Total changes in the period	19	(45)
Balance as of the end of the period	68	(20)
Total		
Balance as of previous fiscal year-end	632,435	199,455
Changes in the period		
Net changes of items other than stockholders' equity	(29,153)	(191,829)
Total changes in the period	(29,153)	(191,829)
Balance as of the end of the period	603,282	7,625
Minority interests		
Balance as of previous fiscal year-end	1,909	1,820
Changes in the period		
Net changes of items other than stockholders' equity	(18)	(11)
Total changes in the period	(18)	(11)
Balance as of the end of the period	1,891	1,808
Total net assets		
Balance as of previous fiscal year-end	1,090,229	677,273
Changes in the period		
Dividends	(16,006)	(16,005)
Net income	33,071	3,696
Acquisition of treasury stock	(104)	(83)
Disposal of treasury stock	7	9
Reversal of land revaluation	(625)	14
Net changes of items other than stockholders' equity	(29,172)	(191,840)
Total changes in the period	(12,829)	(204,209)
Balance as of the end of the period	1,077,400	473,064

Unaudited Consolidated Statements of Cash Flows

(Millions of yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008
	Amount	Amount
Cash flows from operating activities		
Income before income taxes	63,484	16,920
Depreciation of real estate for rent	2,845	2,752
Other depreciation and amortization	6,952	6,226
Impairment loss	302	-
Amortization of goodwill due to consolidation	17	-
Decrease in reserve for outstanding claims	(5,399)	(1,725)
Decrease in policy reserve	(44,652)	(168,968)
Increase in interest portion of reserve for policyholder dividends	458	450
Increase in provision for reserve for policyholder dividends	25,667	17,206
Increase (decrease) in reserve for possible loan losses	184	(1,192)
Decrease in reserve for bonus to directors and corporate auditors	(64)	(103)
Increase in reserve for employees' retirement benefits	293	1,027
Increase (decrease) in reserve for directors' and corporate auditors' retirement	264	(258)
Increase in reserve for price fluctuations	13,980	1,460
Interest, dividends and income from real estate for rent	(153,856)	(140,018)
(Gains) losses on investment securities	(15,219)	49,945
Interest expense	1,112	1,004
Exchange losses	2,994	2,401
Gains on disposal of tangible fixed assets	(3,012)	(421)
Equity in net income of affiliated companies	(21)	(23)
Decrease in amount due from agencies	112	132
Increase in amount due from reinsurers	(381)	(815)
Increase in other assets (excluding investment activities-related and financing activities-related)	(5,081)	(6,337)
Increase (decrease) in amount due to agencies	(868)	765
Increase (decrease) in amount due to reinsurers	140	(92)
Decrease in other liabilities (excluding investment activities-related and financing activities-related)	(570)	(3,565)
Other, net	7,345	17,686
Subtotal	(102,973)	(205,541)
Interest, dividends and income from real estate for rent received	149,953	141,660
Interest paid	(1,097)	(984)
Policyholder dividends	(31,189)	(26,711)
Other, net	3,095	(1,288)
Income taxes paid	(38,369)	(40,212)
Net cash used in operating activities	(20,580)	(133,079)
Cash flows from investing activities		
Net increase in short-term investments	(1,350)	(1,420)
Investments in monetary claims purchased	(50,655)	(36,290)
Proceeds from sale and redemption of monetary claims purchased	18,549	34,378
Investments in monetary trusts	(11,000)	(8,600)
Proceeds from monetary trusts	15,200	40,879
Purchase of securities	(1,701,553)	(1,779,815)
Sale and redemption of securities	1,646,322	1,942,662
Investments in loans	(318,863)	(259,305)
Collection of loans	327,897	289,145
Other, net	(24,383)	(10,997)
Subtotal	(99,835)	210,636
Total of net cash provided by (used in) operating activities and investment transactions as above	(120,416)	77,557
Purchase of tangible fixed assets	(4,669)	(3,359)
Proceeds from disposal of tangible fixed assets	7,002	1,400
Net cash provided by (used in) investing activities	(97,503)	208,677
Cash flows from financing activities		
Income from short-term debenture	9,965	-
Redemption of short-term debenture	-	(8,005)
Proceeds from debt	5,150	7,300
Repayments of debt	(3,420)	(3,717)
Payment of lease obligations	-	(10)
Purchase of treasury stock	(104)	(83)
Sale of treasury stock	7	9
Dividends paid	(15,618)	(15,618)
Dividends paid to minority interests	(32)	(31)
Net cash used in financing activities	(4,052)	(20,158)
Effect of exchange rate changes on cash and cash equivalents	(3,165)	(2,286)
Net increase (decrease) in cash and cash equivalents	(125,301)	53,154
Cash and cash equivalents at beginning of year	1,217,045	982,596
Cash and cash equivalents at end of period	1,091,744	1,035,750

Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2008	As of March 31, 2008
	Amount	Amount
Assets:		
Current assets:		
Cash and deposits	1,913	523
Securities	18,000	17,000
Other current assets	15,993	30,575
Total current assets	35,907	48,099
Fixed assets:		
Tangible fixed assets	116	120
Intangible fixed assets	9	11
Investments and other assets		
Investments in subsidiaries	583,215	583,215
Other fixed assets	1,780	1,770
Total investments and other assets	584,996	584,985
Total fixed assets	585,122	585,118
Total assets	621,029	633,217
Liabilities:		
Current liabilities:		
Accrued income taxes	9,329	24,770
Other current liabilities	7,066	4,284
Total current liabilities	16,396	29,055
Fixed liabilities:		
Long-term debt	10,700	10,700
Reserve for directors' and corporate auditors' retirement benefits	422	367
Other fixed liabilities	1,545	1,545
Total fixed liabilities	12,668	12,612
Total liabilities	29,064	41,667
Net Assets:		
Stockholders' equity:		
Common stock	118,595	118,595
Capital surplus:		
Additional paid-in capital	450,903	450,903
Other capital surplus	3	3
Total capital surplus	450,907	450,907
Retained earnings:		
Unappropriated retained earnings	23,174	22,684
Total retained earnings	23,174	22,684
Treasury Stock	(712)	(638)
Total stockholders' equity	591,964	591,549
Total net assets	591,964	591,549
Total liabilities and net assets	621,029	633,217

Unaudited Non-Consolidated Statement of Operations

(Millions of yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008
	Amount	Amount
Operating income:		
Dividends on investments in subsidiaries	16,129	16,494
Fees and commissions received from subsidiaries	1,588	1,771
Total operating income	17,718	18,265
Operating expenses:		
General and administrative expenses	1,560	1,698
Operating profit	16,158	16,566
Non-operating income	47	49
Non-operating expenses	81	81
Ordinary profit	16,124	16,534
Income before income taxes	16,124	16,534
Current income taxes	81	17
Deferred income taxes	(11)	22
Total income taxes	69	40
Net income	16,054	16,494

Unaudited Non-Consolidated Statements of Changes in Net Assets

(Millions of yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008
	Amount	Amount
Stockholders' equity		
Common stock		
Balance as of previous fiscal year-end	118,595	118,595
Balance as of the end of the period	118,595	118,595
Capital surplus		
Additional paid-in capital		
Balance as of previous fiscal year-end	450,903	450,903
Balance as of the end of the period	450,903	450,903
Other capital surplus		
Balance as of previous fiscal year-end	3	3
Changes in the period		
Disposal of treasury stock	1	(0)
Total changes in the period	1	(0)
Balance as of the end of the period	4	3
Total capital surplus		
Balance as of previous fiscal year-end	450,907	450,907
Changes in the period		
Disposal of treasury stock	1	(0)
Total changes in the period	1	(0)
Balance as of the end of the period	450,908	450,907
Retained earnings		
Other retained earnings		
Unappropriated retained earnings		
Balance as of previous fiscal year-end	22,524	22,684
Changes in the period		
Dividends	(16,006)	(16,005)
Net income	16,054	16,494
Total changes in the period	48	489
Balance as of the end of the period	22,572	23,174
Total retained earnings		
Balance as of previous fiscal year-end	22,524	22,684
Changes in the period		
Dividends	(16,006)	(16,005)
Net income	16,054	16,494
Total changes in the period	48	489
Balance as of the end of the period	22,572	23,174
Treasury stock		
Balance as of previous fiscal year-end	(496)	(638)
Changes in the period		
Acquisition of treasury stock	(104)	(83)
Disposal of treasury stock	6	9
Total changes in the period	(97)	(74)
Balance as of the end of the period	(594)	(712)
Total stockholders' equity		
Balance as of previous fiscal year-end	591,530	591,549
Changes in the period		
Dividends	(16,006)	(16,005)
Net income	16,054	16,494
Acquisition of treasury stock	(104)	(83)
Disposal of treasury stock	7	9
Total changes in the period	(47)	415
Balance as of the end of the period	591,482	591,964
Total net assets		
Balance as of previous fiscal year-end	591,530	591,549
Changes in the period		
Dividends	(16,006)	(16,005)
Net income	16,054	16,494
Acquisition of treasury stock	(104)	(83)
Disposal of treasury stock	7	9
Total changes in the period	(47)	415
Balance as of the end of the period	591,482	591,964

(Reference)

Financial Data of the Three Life Insurance Companies for the Six Months Ended September 30, 2008

1. Sales Results (Individual insurance and annuities) (Billions of yen)

Six Months Ended September 30, 2008	Total (Sum of three companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New policy amount	2,969.0	(7.6%)	778.6	7.5%	2,084.3	(14.1%)	105.9	65.9%
Surrender and lapse amount	2,566.4	0.0%	597.9	(13.8%)	1,896.5	6.4%	71.8	(19.5%)
Surrender and lapse rate			3.48%	(0.45points)	4.75%	0.26points	3.18%	(0.36points)
Policy amount in force	58,865.7	(1.4%)	17,069.8	(1.7%)	39,596.1	(0.8%)	2,199.7	(10.0%)
Annualized premiums of new policies	69.6	11.1%	16.9	2.9%	33.0	(11.9%)	19.6	125.1%
3rd sector products	6.1	(8.9%)	4.2	(9.6%)	1.8	(7.4%)	-	-
Annualized premiums of total policies	1,424.3	(1.1%)	625.3	(3.7%)	683.0	(1.3%)	115.9	17.9%
3rd sector products	172.1	(2.0%)	110.2	(1.0%)	56.0	(3.2%)	5.7	(9.5%)

Notes:

1. New policy amount includes increase from conversion.

2. Surrender and lapse rate is not annualized.

3. % Change is presented in comparison with the same term of the previous fiscal year (hereinafter, same if not mentioned otherwise).

4. Changes in policy amount in force from the previous fiscal year-end: Total: (0.8%); Taiyo Life: (0.7%); Daido Life: (0.8)%; T&D Financial Life: (2.7%)

2. Summary of Operations (Billions of yen)

Six Months Ended September 30, 2008	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary revenues	1,269.8	11.5%	557.4	10.3%	629.7	10.3%	131.8	34.9%
Income from insurance premiums	852.0	1.7%	316.2	(4.3%)	414.3	(1.2%)	121.3	37.8%
Investment income	209.2	(3.7%)	113.2	4.0%	91.5	(14.3%)	5.3	7.6%
Ordinary expenses	1,235.5	19.1%	536.0	14.1%	604.4	20.6%	146.0	42.0%
Insurance claims and other payments	944.5	13.2%	419.3	11.3%	481.9	18.1%	43.3	(13.4%)
Investment expenses	142.9	128.4%	54.3	52.3%	55.6	99.0%	32.9	13042.4%
Ordinary profit (losses)	34.3	(65.9%)	21.4	(39.2%)	25.3	(63.5%)	(14.1)	181.3%
Extraordinary gains	1.9	(64.0%)	1.0	262.6%	0.7	(85.1%)	-	-
Extraordinary losses	2.1	(87.1%)	0.2	(97.5%)	1.8	(70.5%)	0.0	10.2%
Provision for reserve for policyholder dividends	17.2	(33.0%)	6.5	(6.0%)	10.6	(42.6%)	0.0	(92.8%)
Income before income taxes	16.9	(73.3%)	15.6	(12.0%)	13.5	(72.7%)	(14.1)	173.9%
Income taxes	13.2	(56.5%)	7.0	(11.0%)	9.4	(58.4%)	(4.2)	175.3%
Net income (loss)	3.6	(88.8%)	8.5	(12.8%)	4.1	(84.8%)	(9.9)	173.3%

Notes:

1. Income taxes include current income taxes and deferred income taxes.

2. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures. Simple sum of all three companies' income from insurance premiums and others is 851.9 billion yen.

3. Key Indicators (Billions of yen)

Six Months Ended September 30, 2008	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core profit	64.1	(32.1%)	23.5	(22.9%)	53.7	(20.2%)	(13.1)	288.8%
Amount of negative spread			12.0	5.5	*(Note)* -	-	1.8	(0.1)

Note: Daido Life has a positive spread of 7.0 billion yen.

(Billions of yen)

As of September 30, 2008	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency margin ratio			881.5%	(119.1points)	972.9%	(123.4points)	656.2%	(256.2points)
Adjusted net asset	1,160.7	(340.0)	467.6	(192.1)	639.1	(138.0)	53.9	(9.8)
Net unrealized gains on securities	106.5	(325.5)	76.5	(190.1)	30.3	(133.5)	(0.3)	(1.7)
Domestic bonds	49.1	(46.2)	37.8	(25.3)	11.5	(19.2)	(0.1)	(1.7)
Domestic stocks	189.0	(136.3)	93.1	(117.3)	95.8	(18.9)	-	-
Foreign securities	(55.2)	(52.1)	(45.0)	(45.8)	(10.1)	(6.3)	0.0	0.0
Other securities	(79.8)	(85.1)	(10.5)	0.5	(69.1)	(85.5)	(0.1)	(0.0)
Monetary trusts	(0.0)	(0.4)	-	-	(0.0)	(0.4)	-	-
Monetary claims purchased	3.4	(5.2)	1.0	(2.1)	2.3	(3.1)	-	-
Net unrealized gains on real estate	71.0	0.0	36.0	0.2	35.0	(0.2)	-	-

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Taiyo Life's net unrealized gains on real estate is calculated based on the appraisal price and the posted price.

3. Daido Life's net unrealized gains on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

4. Adjusted book value on EV (Embedded Value) are as follows: sum of three companies, 823.9 billion yen (down 233.2 billion yen from the previous fical year end); Taiyo Life, 357.3 billion yen (down 127.3 billion yen); Daido Life, 436.5 billion yen (down 96.4 billion yen); T&D Financial Life, 30.0 billion yen (down 9.4 billion yen).

(Reference)

Forecasts for the Year Ending March 31, 2009(April 1, 2008 - March 31, 2009)

Based on operating results for the six months ended September 30, 2008, the forecasts for the fiscal year ending March 31, 2009 have been revised from those announced on May 19, 2008, as follows.

1. T&D Holdings (Consolidated)

(Billions of yen)

	Ordinary Revenues	Ordinary Profit	Net Income	Net Income per Share (yen)
Previous Forecast (A)	2,100.0	115.0	39.0	158.39
Revised Forecast (B)	2,340.0	56.0	2.0	8.12
Amount of Change (B)-(A)	240.0	(59.0)	37.0	
Percentage of Change (%)	11.4	(51.3)	(94.9)	

Projected annual dividend per share for the year ending March 31, 2009 is 65.00 yen.

2. Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,080.0	1,120.0	320.0
amount of change	150.0	100.0	50.0
Ordinary Profit	41.0	37.0	(25.0)
amount of change	12.0	(59.0)	(11.0)
Net Income	8.0	10.0	(17.0)
amount of change	(5.0)	(24.0)	(7.0)

Note: "amount of change" is presented in comparison with the previous forecast announced on May 19, 2008.

(Billions of yen)

	Sum of Three Companies	Taiyo Life	Daido Life	T&D Financial Life
Core Profit	98.0	41.0	78.0	(21.0)
amount of change	(51.0)	(5.0)	(29.0)	(17.0)
Income from Insurance Premiums	1,780.0	640.0	830.0	310.0
amount of change	30.0	(10.0)	(20.0)	60.0
Negative Spread	44.0	25.0	16.0	3.0
amount of change	15.0	5.0	11.0	(1.0)
New Policy Amount	6,260.0	1,920.0	4,070.0	270.0
amount of change	(90.0)	160.0	(250.0)	-
Policy Amount in Force	58,790.0	17,240.0	39,230.0	2,320.0
amount of change	(510.0)	170.0	(680.0)	-
Surrender and Lapse Rate		7.5%	9.5%	6.5%
amount of change		-	1.0 points	-

Notes:

1. "amount of change" is presented in comparison with the previous forecast announced on May 19, 2008

2. Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.

The above forecasts for the year ending March 31, 2009 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

(Reference)

Forecasts for the Year Ending March 31, 2009(April 1, 2008 - March 31, 2009)

Based on operating results for the six months ended September 30, 2008, the forecasts for the fiscal year ending March 31, 2009 have been revised from those announced on May 19, 2008, as follows.

1. T&D Holdings (Consolidated)

(Billions of yen)

	Ordinary Revenues	Ordinary Profit	Net Income	Net Income per Share (yen)
Previous Forecast (A)	2,100.0	115.0	39.0	158.39
Revised Forecast (B)	2,340.0	56.0	2.0	8.12
Amount of Change (B)-(A)	240.0	(59.0)	(37.0)	
Percentage of Change (%)	11.4	(51.3)	(94.9)	

Projected annual dividend per share for the year ending March 31, 2009 is 65.00 yen.

2. Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,080.0	1,120.0	320.0
amount of change	150.0	100.0	50.0
Ordinary Profit	41.0	37.0	(25.0)
amount of change	12.0	(59.0)	(11.0)
Net Income	8.0	10.0	(17.0)
amount of change	(5.0)	(24.0)	(7.0)

Note: "amount of change" is presented in comparison with the previous forecast announced on May 19, 2008.

(Billions of yen)

	Sum of Three Companies	Taiyo Life	Daido Life	T&D Financial Life
Core Profit	98.0	41.0	78.0	(21.0)
amount of change	(51.0)	(5.0)	(29.0)	(17.0)
Income from Insurance Premiums	1,780.0	640.0	830.0	310.0
amount of change	30.0	(10.0)	(20.0)	60.0
Negative Spread		25.0	16.0	3.0
amount of change		5.0	11.0	(1.0)
New Policy Amount	6,260.0	1,920.0	4,070.0	270.0
amount of change	(90.0)	160.0	(250.0)	-
Policy Amount in Force	58,790.0	17,240.0	39,230.0	2,320.0
amount of change	(510.0)	170.0	(680.0)	-
Surrender and Lapse Rate		7.5%	9.5%	6.5%
amount of change		-	1.0 points	-

Notes:

1. "amount of change" is presented in comparison with the previous forecast announced on May 19, 2008.

2. Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.

The above forecasts for the year ending March 31, 2009 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

File No.82-34783

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2008)

November 19, 2008

Name of Company:	**T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings:	Tokyo, Osaka
Security Code No.:	8795
Head Office:	Tokyo, Japan
URL:	http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2008 (April 1, 2008 - September 30, 2008)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Six months ended September 30, 2008	¥557,437 million	10.3	¥21,420 million	(39.2)	¥23,555 million	(22.9)	¥8,568 million	(12.8)
Six months ended September 30, 2007	¥505,182 million	(2.6)	¥35,209 million	(11.4)	¥30,542 million	10.2	¥9,827 million	(42.7)

	Net Income Per Share
Six months ended September 30, 2008	¥5,712.64
Six months ended September 30, 2007	¥6,551.53

Notes:

1. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
2. % changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of September 30, 2008	¥5,968,672 million	¥151,710 million	2.5%	¥101,140.53
As of March 31, 2008	¥6,185,591 million	¥254,331 million	4.1%	¥169,554.13

Note: Shareholder's equity: as of September 30, 2008: ¥151,710 million; as of March 31, 2008: ¥254,331 million

2. Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Taiyo Life's forecasts are omitted. Please refer to T&D Holdings' *"Forecasts for the Fiscal Year Ending March 31, 2009"* section in *"Financial Summary for the Six Months ended September 30, 2008"*.

3. Others

(1) Significant Changes in Accounting Principle and Procedure and Changes in Preparation Method for Interim Financial Statements:

1. Changes due to the revision of accounting standards: Applicable
2. Changes due to other factors : None

Note: Please refer to T&D Holdings' "Financial Review 5. Others" section in "Financial Summary for the Six Months ended September 30, 2008".

(2) Number of Outstanding Shares (Common Stock):

Number of outstanding shares including treasury stock at the end of the term: as of September 30, 2008: 1,500,000; as of March 31, 2008: 1,500,000

Number of treasury stock at the end of the term: None

Average number of outstanding shares during the term: for the six months ended September 30, 2008:1,500,000; for the six months ended September 30, 2007:1,500,000

Taiyo Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2008	As of March 31, 2008
Assets:		
Cash and deposits	41,351	37,364
Cash	640	654
Deposit	40,710	36,709
Call loans	111,300	122,500
Monetary claims purchased	158,399	160,503
Securities	3,853,403	4,152,424
Government bonds	1,234,751	1,161,894
Municipal bonds	350,054	443,854
Corporate bonds	809,707	969,354
Domestic stocks	483,118	638,532
Foreign securities	918,237	867,227
Other securities	57,533	71,560
Loans	1,480,061	1,481,880
Policy loans	99,370	101,868
Commercial loans	1,380,691	1,380,012
Tangible fixed assets	161,273	162,216
Land	98,382	98,424
Buildings	61,809	63,287
Lease assets	69	-
Construction in progress	538	2
Other tangible fixed assets	474	501
Intangible fixed assets	11,477	10,429
Software	11,053	10,004
Other intangible fixed assets	423	425
Due from reinsurers	34	93
Other assets	79,287	49,438
Accounts receivable	19,558	5,056
Prepaid expenses	2,129	911
Accrued income	24,453	24,684
Deposit for rent	959	921
Derivatives	26,682	12,837
Suspense payable	2,385	1,916
Other assets	3,118	3,111
Deferred tax assets	73,612	11,299
Reserve for possible loan losses	(1,527)	(2,558)
Total assets	5,968,672	6,185,591

(Millions of yen)

	As of September 30, 2008	As of March 31, 2008
Liabilities:		
Policy reserves	5,620,334	5,731,104
Reserve for outstanding claims	20,460	21,542
Policy reserve	5,543,598	5,652,015
Reserve for policyholder dividends	56,275	57,546
Due to reinsurers	36	36
Subordinated bond	20,000	20,000
Other liabilities	67,091	71,121
Subordinated payable	35,000	35,000
Income taxes payable	1,917	2,466
Accounts payable	11,761	13,450
Accrued expenses	9,153	9,655
Unearned income	616	630
Deposit received	598	522
Guarantee deposits	6,374	6,445
Derivatives	470	2,027
Lease obligations	73	-
Suspense receipt	1,122	919
Other liabilities	3	3
Reserve for bonus to directors and corporate auditors	21	41
Reserve for employees' retirement benefits	33,892	33,250
Reserve for directors' and corporate auditors' retirement benefits	1,433	1,700
Reserve for price fluctuations	63,451	63,296
Deferred tax liabilities on land revaluation	10,700	10,708
Total liabilities	5,816,961	5,931,259
Net Assets:		
Common stock	37,500	37,500
Capital surplus	37,500	37,500
Retained earnings	92,066	91,333
Other retained earnings	92,066	91,333
Provision for advanced depreciation on real estate	589	596
General reserve	40,000	40,000
Unappropriated retained earnings	51,477	50,737
Total stockholders' equity	167,066	166,333
Net unrealized gains on securities	32,853	136,133
Deferred gains on hedging instruments	(179)	(121)
Land revaluation	(48,029)	(48,014)
Total valuation and translation adjustments	(15,355)	87,997
Total net assets	151,710	254,331
Total liabilities and net assets	5,968,672	6,185,591

Taiyo Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008
Ordinary revenues	505,182	557,437
Income from insurance premiums	330,321	316,237
Insurance premiums	330,267	316,208
Ceded reinsurance recoveries	53	29
Investment income	108,917	113,222
Interest, dividends and income from real estate for rent	73,181	65,778
Interest income from deposits	102	27
Interest income and dividends from securities	51,666	45,005
Interest income from loans	15,286	15,064
Interest from real estate for rent	3,929	3,904
Other income from interest and dividends	2,195	1,775
Gains on sales of securities	35,403	47,366
Foreign exchange gains, net	81	-
Other investment income	136	76
Gains on separate account, net	114	-
Other ordinary income	65,943	127,977
Income related to withheld insurance claims and other payments for future annuity payments	150	78
Income due to withheld insurance payments	12,353	17,172
Reversal of reserve for outstanding claims	113	1,081
Reversal of policy reserve	52,053	108,417
Other ordinary income	1,271	1,227
Ordinary expenses	469,972	536,017
Insurance claims and other payments	376,745	419,333
Insurance claims	175,327	161,331
Annuity payments	69,755	76,012
Insurance benefits	52,088	54,640
Surrender payments	45,391	46,429
Other payments	34,054	80,797
Reinsurance premiums	127	122
Provision for policy and other reserves	47	54
Interest portion of reserve for policyholder dividends	47	54
Investment expenses	35,672	54,345
Interest expenses	865	809
Losses on sales of securities	16,818	26,229
Devaluation losses on securities	4,465	16,832
Losses from derivatives, net	10,351	6,653
Foreign exchange losses, net	-	156
Provision for reserve for possible loans losses	228	-
Write-off of loans	10	4
Depreciation of real estate for rent	1,207	1,165
Other investment expenses	1,724	2,152
Losses on separate accounts, net	-	341
Operating expenses	38,299	38,442
Other ordinary expenses	19,207	23,841
Payments related to withheld insurance claims	12,457	17,335
Taxes	2,344	2,302
Depreciation	2,566	2,408
Provision of reserve for employee's retirement benefits	85	642
Other ordinary losses	1,753	1,153
Ordinary profit	35,209	21,420

(Millions of yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008
Extraordinary gains	282	1,024
Gains on disposal of fixed assets	282	-
Reversal of reserve for possible loan losses	-	1,023
Recoveries of bad debts previously written-off	0	0
Extraordinary losses	10,770	271
Losses on disposal of fixed assets	71	116
Impairment losses	302	-
Provision for reserve for price fluctuations	10,396	155
Provision for reserve for policyholder dividends	6,935	6,518
Income before income taxes	17,785	15,654
Current income taxes	10,978	11,371
Deferred income taxes	(3,020)	(4,286)
Net income	9,827	8,568

Supplementary Materials for the Six Months Ended September 30, 2008

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights

(1) Total Policy Amount in Force ······ P3
(2) New Policy Amount ······ P3
(3) Annualized Premiums ······ P4
(4) Average Amount of New Policies and Policies in Force ······ P4
(5) New Policy Rate ······ P4
(6) Surrender and Lapse Rate ······ P5
(7) Surrender and Lapse Amount ······ P5
(8) Average Insurance Premium of Individual Insurance New Policies ······ P5
(9) Average Assumed Investment Yield and Amount of Negative Spread ······ P6
(10) Mortality Rate for Individual Insurance ······ P6

2. Indices Concerning Accounting

(1) Reserve for Outstanding Claims ······ P7
(2) Policy Reserve ······ P7
(3) Policy Reserve Calculating Methods and Ratios ······ P8
(4) Other Reserves ······ P8
(5) Insurance Premiums ······ P8
(6) Insurance Claims ······ P9
(7) Annuity Payments ······ P9
(8) Insurance Benefits ······ P10
(9) Surrender Payments ······ P10
(10) Operating Expenses ······ P10
(11) Operating Expense Ratio ······ P10

3. Status of General Account Assets

(1) Investment Performance ······ P11
(2) Asset Composition ······ P12
(3) Changes in the Amount of Assets by Categories ······ P12
(4) Investment Income ······ P13
(5) Investment Expenses ······ P13
(6) Net Investment Income ······ P13
(7) Securities ······ P14

(8) Stock Holdings by Industry ········ P14
(9) Securities by Contractual Maturity Dates ········ P15
(10) Loans ········ P16
(11) Loans to Domestic Companies by Company Size ········ P16
(12) Loans by Industry ········ P17
(13) Loans by Contractual Maturity Dates ········ P18
(14) Foreign Investments ········ P19
(15) Valuation Gains on Trading Securities ········ P21
(16) Fair Value Information on Securities ········ P21
(17) Fair Value Information on Monetary Trusts ········ P26
(18) Fair Value Information on Real Estate ········ P26
(19) Fair Value Information on Derivative Transactions ········ P27

4. Status of Separate Account Assets

(1) Balance of Separate Account Assets ········ P29
(2) Status of Individual Variable Insurance ········ P29
(3) Status of Individual Variable Annuities ········ P30

5. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit ········ P31
(2) Reconciliation to Ordinary Profit ········ P32

6. Disclosed Claims under the Insurance Business Law ········ P33

7. Risk Monitored Loans ········ P33

8. Solvency Margin Ratio ········ P36

9. Adjusted Net Assets ········ P36

[Reference] Business result for the three months from July 1, 2008 to September 30, 2008 ··· P37

[Exhibit] The State of Investment in Securitized Products, Sub-prime Related Products and Others

1. Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008						As of March 31, 2008	
	Number	Amount	Number	% Change	% Change from previous FYE	Amount	% Change	% Change from previous FYE	Number	Amount
Individual insurance	3,064	136,017	2,872	93.7	96.7	134,085	98.6	99.6	2,970	134,683
Individual annuities	1,296	37,652	1,272	98.2	99.1	36,613	97.2	98.6	1,284	37,138
Sub total	4,361	173,670	4,145	95.1	97.4	170,698	98.3	99.3	4,255	171,822
Group insurance	-	104,724	-	-	-	103,135	98.5	99.5	-	103,637
Group annuities	-	7,839	-	-	-	7,084	90.4	93.2	-	7,604

Notes: 1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.
2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.
3. % Changes are presented in comparison with the same term of previous fiscal year (hereinafter, same if not mentioned otherwise).

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Six months ended September 30, 2007					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	98	68.5	6,756	57.7	5,525	1,231
Individual annuities	19	351.6	483	912.0	522	(38)
Sub total	118	79.0	7,240	61.5	6,047	1,192
Group insurance	-	-	524	236.8	524	-
Group annuities	-	-	0	-	0	-

(Number: Thousands, 100 Millions of yen, %)

Category	Six months ended September 30, 2008					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	94	95.0	7,169	106.1	5,988	1,181
Individual annuities	25	130.8	616	127.5	645	(28)
Sub total	119	100.9	7,786	107.5	6,634	1,152
Group insurance	-	-	63	12.1	63	-
Group annuities	-	-	0	1,182.5	0	-

(Number: Thousands, 100 Millions of yen, %)

Category	Year ended March 31, 2008					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	196	72.5	13,721	65.1	11,034	2,686
Individual annuities	42	295.9	1,020	502.3	1,097	(77)
Sub total	239	83.7	14,741	69.3	12,131	2,609
Group insurance	-	-	727	142.4	727	-
Group annuities	-	-	0	313.6	0	-

Notes: 1. The number of new policies includes increase from conversion.
2. The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.
3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

a) Policies in force

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008			As of March 31, 2008	
	Amount	% Change	Amount	% Change	% Change from previous FYE	Amount	% Change
Individual insurance	444,310	93.8	417,712	94.0	96.8	431,361	94.1
Individual annuities	204,994	99.5	207,625	101.3	100.8	206,007	100.7
Total	649,304	95.5	625,337	96.3	98.1	637,368	96.2
3rd sector products, included	111,428	99.9	110,291	99.0	99.3	111,075	99.1

b) New policies

(Millions of yen, %)

Category	Six months ended September 30, 2007		Six months ended September 30, 2008		Year ended March 31, 2008	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance	12,807	71.4	12,054	94.1	25,075	73.5
Individual annuities	3,621	430.1	4,854	134.1	7,692	312.4
Total	16,428	87.5	16,909	102.9	32,768	89.5
3rd sector products, included	4,673	67.6	4,226	90.4	9,548	72.7

Notes: 1. *The new policies include net increase from conversion.*
2. *The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.*
3. *The amounts are calculated by multiplying monthly premiums by 12, and dividing single premiums by the insurance period.*

(4) Average Amount of New Policies and Policies in Force (Individual insurance)

(Thousands of yen)

Category	Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008
Average amount of new policies	6,091	6,989	6,270
Average policy amount in force	4,438	4,667	4,533

Note: The average amount of new policies does not include increase from conversion.

(5) New Policy Rate (New policy amount / Policy amount in force at the beginning of fiscal year)

(%)

Category	Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008
Individual insurance	4.00	4.45	7.98
Individual annuities	1.37	1.74	2.87
Sub total	3.43	3.86	6.88
Group insurance	0.52	0.06	0.72

Notes: 1. *The above figures do not include increase from conversion.*
2. *The figures of the six months ended September 30, 2008 and 2007 are not annualized.*

(6) Surrender and Lapse Rate (Surrender and lapse amount / Policy amount in force at the beginning of fiscal year)

(%)

Category	Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008
Individual insurance	4.81	4.25	9.34
Individual annuities	0.75	0.70	1.51
Sub total	3.93	3.48	7.64
Group insurance	0.00	0.00	0.08

Note: The figures of the six months ended September 30, 2008 and 2007 are not annualized.

(7) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Six months ended September 30, 2007				Six months ended September 30, 2008				Year ended March 31, 2008	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	77	93.1	6,648	92.9	69	90.5	5,718	86.0	153	12,908
Individual annuities	9	82.9	286	85.2	8	91.3	260	91.0	19	577
Sub total	86	91.8	6,935	92.5	78	90.6	5,979	86.2	173	13,486
Group insurance	-	-	1	1.3	-	-	3	318.0	-	81

(8) Average Insurance Premium of Individual Insurance New Policies (Monthly payment)

(yen)

Category	Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008
Average insurance premium	11,951	11,889	11,932

Note: The above figures do not include increase from conversion.

(9) Average Assumed Investment Yield and Amount of Negative Spread

(Millions of yen)

Category	Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008
Amount of negative spread	6,522	12,064	17,602
Investment yield on core profit (annualized)	2.49%	2.26%	2.40%
Average assumed investment yield (annualized)	2.73%	2.71%	2.72%
Individual insurance & individual annuities, included	2.97%	2.93%	2.96%
Policy reserve in general account	5,601,421	5,458,795	5,531,936

Notes: 1. Method of calculating negative spread:
(Investment yield on core profit [1.12%] - Average assumed investment yield [1.34%])
x Policy reserve in general account [5,458.7 billion yen]

2. The investment yield on core profit and average assumed investment yield as in 1 above are not annualized as in the notes 3 and 4 hereunder.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.

5. Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(10) Mortality Rate for Individual Insurance

Category	Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008
Rate based on number of policies	3.27‰	3.36‰	6.88‰
Rate based on policy amount	1.13‰	1.11‰	2.31‰

Notes: 1. The above figures represent the rates of paid policies against passed policies.

2. 1‰ (per mille) represents 1/1000.

3. The figures of the six months ended September 30, 2008 and 2007 are not annualized.

2. Indices Concerning Accounting

(1) Reserve for Outstanding Claims

(Millions of yen)

Category		As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Insurance claims	Death benefits	7,676	7,508	7,762
	Accidental death benefits	382	476	554
	Disability benefits	1,106	1,392	1,332
	Maturity benefits	1,300	237	271
	Others	669	539	424
	Sub total	11,135	10,153	10,346
Annuity payments		1,096	336	840
Insurance benefits		5,948	6,330	6,528
Surrender payments		3,360	3,140	3,352
Deferred insurance benefits		130	157	128
Total, including others		22,007	20,460	21,542

(2) Policy Reserve

(Millions of yen)

Category			As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Policy reserve (excluding contingency reserve)	Individual insurance		2,325,506	2,249,817	2,291,362
		General accounts	2,324,916	2,249,319	2,290,837
		Separate accounts	590	498	525
	Individual annuities		2,489,633	2,468,499	2,482,683
		General accounts	2,489,633	2,468,499	2,482,683
		Separate accounts	-	-	-
	Group insurance		11,243	11,190	11,490
		General accounts	11,243	11,190	11,490
		Separate accounts	-	-	-
	Group annuities		783,909	708,432	760,408
		General accounts	783,909	708,432	760,408
		Separate accounts	-	-	-
	Others		4,046	4,049	4,087
		General accounts	4,046	4,049	4,087
		Separate accounts	-	-	-
	Sub total		5,614,340	5,441,990	5,550,033
		General accounts	5,613,750	5,441,491	5,549,507
		Separate accounts	590	498	525
Contingency reserve	I		36,713	36,179	36,499
	II		40,000	57,500	57,500
	III		11	12	12
	IV		7,992	7,915	7,969
	Sub total		84,718	101,607	101,982
Total			5,699,058	5,543,598	5,652,015
		General accounts	5,698,468	5,543,099	5,651,490
		Separate accounts	590	498	525

(3) Policy Reserve Calculating Methods and Ratios

Category		As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Calculating methods	Policies subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
	Policies not subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "amount of the company's policy reserve (excluding contingency reserve)" to "policy reserve required by regulatory standards"		100.0%	100.0%	100.0%

Notes: 1. The calculating methods and the ratios are set for individual insurance and individual annuities.
2. The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.

(4) Other Reserves

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Increase (Decrease)	Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for possible loan losses	2,592	228	1,527	(1,030)	2,558	194
General reserve	1,672	225	1,467	(168)	1,636	188
Specific reserve	920	3	60	(861)	922	5
Reserve for bonus to directors and corporate auditors	24	(16)	21	(20)	41	0
Reserve for directors' and corporate auditors' retirement benefits	1,643	161	1,433	(267)	1,700	219
Reserve for price fluctuations	52,959	10,396	63,451	155	63,296	20,733

Note: Increase (Decrease) is presented in comparison with the end of the previous fiscal year.

(5) Insurance Premiums

a) Payment method

(Millions of yen)

Category	Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008
Individual insurance	215,796	203,301	418,822
[Single premiums]	22,853	21,538	40,883
[Annual payment]	5,220	4,814	9,756
[Semi-annual payment]	588	527	1,145
[Monthly payment]	187,133	176,421	367,036
Individual annuities	55,746	61,423	113,265
[Single premiums]	17,209	24,129	36,995
[Annual payment]	-	0	0
[Semi-annual payment]	-	-	-
[Monthly payment]	38,537	37,293	76,269
Group insurance	16,953	15,759	34,068
Group annuities	41,163	35,055	68,110
Total, including others	330,267	316,208	635,544

b) **Year**

(Millions of yen)

Category		Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008
Individual insurance and annuities	First year	52,198	56,695	100,816
	Second and subsequent years	219,344	208,029	431,270
	Sub total	271,542	264,724	532,087
Group insurance	First year	126	53	232
	Second and subsequent years	16,826	15,705	33,836
	Sub total	16,953	15,759	34,068
Group annuities	First year	266	119	297
	Second and subsequent years	40,897	34,936	67,812
	Sub total	41,163	35,055	68,110
Total, including others	First year	52,616	56,915	101,415
	Second and subsequent years	277,651	259,292	534,128
	Total	330,267	316,208	635,544
	% Change	(9.1%)	(4.3%)	(9.9%)

(6) Insurance Claims

(Millions of yen)

Category	Six months ended September 30, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2008	Year ended March 31, 2008
Death benefits	24,522	13,267	1,409	8,786	-	-	0	23,465	49,739
Accidental death benefits	566	541	-	28	-	-	-	570	1,090
Disability benefits	1,429	778	83	758	-	-	-	1,621	2,813
Maturity benefits	148,351	123,622	-	0	11,390	-	-	135,013	264,181
Others	457	653	4	3	-	-	0	660	1,017
Total	175,327	138,864	1,497	9,577	11,390	-	1	161,331	318,842

(7) Annuity Payments

(Millions of yen)

Six months ended September 30, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2008	Year ended March 31, 2008
69,755	-	68,674	213	7,079	45	-	76,012	139,962

(8) Insurance Benefits

(Millions of en)

Category	Six months ended September 30, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2008	Year ended March 31, 2008
Death benefits	2,977	380	2,501	2	-	-	-	2,884	6,090
Hospitalization benefits	11,159	10,653	129	10	-	-	48	10,842	22,195
Operation benefits	5,315	4,934	94	-	-	-	-	5,028	10,633
Injury benefits	45	31	-	14	-	-	-	45	70
Survival benefits	12,023	18,229	-	-	-	84	-	18,314	33,315
Others	20,567	66	11	22	17,423	-	0	17,524	34,950
Total	52,088	34,296	2,737	49	17,423	84	49	54,640	107,257

(9) Surrender Payments

(Millions of yen)

Six months ended September 30, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2008	Year ended March 31, 2008
45,391	29,362	11,834	4	5,114	113	-	46,429	97,958

(10) Operating Expenses

(Millions of yen)

Category	Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008
Sales Activity Related Expenses	9,278	9,252	17,707
In-house sales representative expenses	9,028	8,968	17,187
Sales agent expenses	97	122	192
Underwriting expenses	153	161	326
Sales Administrative Expenses	3,011	2,923	6,480
Administrative / operational expenses	2,110	2,201	4,237
Expenses for training of in-house sales representatives	749	701	1,543
Advertising expenses	151	20	700
General Administrative Expenses	26,009	26,267	52,900
Personnel expenses	10,955	11,758	22,324
Non-Personnel Expenses	14,123	13,942	29,036
[Donation and others]	[18]	[26]	[25]
Contributions	321	-	321
Burden charges	609	566	1,217
Total	38,299	38,442	77,088

Notes: 1. *Non-personal expenses consist of IT expense, rental office expense, benefit expense, and so on.*

2. *The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.*

3. *The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.*

(11) Operating Expense Ratio (Against insurance premiums)

Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008
11.6%	12.2%	12.1%

3. Status of General Account Assets

(1) Investment Performance

a) Overview

Taiyo Life's general account assets as of September 30, 2008 totaled ¥5,963.0 billion, down ¥216.5 billion from the previous fiscal year-end.

In terms of major asset allocation, in order to pursue a stable income flow, the Company focused on investments on yen interest income assets such as yen-denominated public and corporate bonds and loans, and replaced public and corporate bonds through purchase and sale when interest rates rose.
As for other than yen interest income assets, The Company decreased the exposure to risk assets such as domestic bonds and foreign currency – denominated assets in order to ensure the financial soundness, reflecting global financial market turmoil.

b) Investment income and expenses

Investment income for six months ended September 30, 2008 increased by ¥4.4 billion from the same term of the previous fiscal year, to ¥113.2 billion, due to an increase of gains on sales of securities, while decreasing in interest, dividend and income from real estate for rent.
Investment expenses totaled ¥54.0 billion, up ¥18.3 billion, due mainly to an increase of devaluation losses on securities and losses on sales of securities.
As a result, net investment income/ expenses totaled ¥59.2 billion, down ¥13.9 billion from the same term of the previous fiscal year.

Net unrealized gains/ losses on securities *(See Note)* were ¥76.5 billion, down ¥190.1 billion from the previous fiscal year-end, due mainly to a fall in domestic and foreign stock prices.

Note: Net unrealized gains/ losses on securities represent those with market value.

(2) Asset Composition

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	149,244	2.3	152,452	2.6	159,654	2.6
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	158,281	2.4	158,399	2.7	160,503	2.6
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	-	-	-	-	-	-
Securities	4,508,106	68.9	3,848,014	64.5	4,146,702	67.1
Domestic bonds	2,540,505	38.8	2,392,471	40.1	2,573,066	41.6
Domestic stocks	852,199	13.0	481,521	8.1	636,779	10.3
Foreign securities	987,895	15.1	916,488	15.4	865,294	14.0
Bonds	628,992	9.6	570,367	9.6	560,613	9.1
Stocks, etc.	358,902	5.5	346,121	5.8	304,681	4.9
Other securities	127,506	1.9	57,533	1.0	71,560	1.2
Loans	1,513,000	23.1	1,480,061	24.8	1,481,880	24.0
Policy loans	102,607	1.6	99,370	1.7	101,868	1.6
Commercial loans	1,410,393	21.6	1,380,691	23.2	1,380,012	22.3
Property and equipment	162,251	2.5	160,730	2.7	161,714	2.6
Deferred tax assets	-	-	73,612	1.2	11,299	0.2
Deferred tax assets concerning revaluation	-	-	-	-	-	-
Other assets	53,989	0.8	91,313	1.5	60,421	1.0
Reserve for possible loan losses	(2,592)	(0.0)	(1,527)	(0.0)	(2,558)	(0.0)
Total	6,542,280	100.0	5,963,055	100.0	6,179,618	100.0
Foreign currency denominated assets, included	857,162	13.1	736,151	12.3	721,906	11.7

Note: The figure of property and equipment includes the amount of land, buildings, and construction in progress.

(3) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Cash and deposits, call loans	(52,318)	(7,201)	(41,908)
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	3,052	(2,103)	5,274
Securities under proprietary accounts	-	-	-
Monetary trusts	-	-	-
Securities	29,470	(298,687)	(331,934)
Domestic bonds	(85,973)	(180,595)	(53,411)
Domestic stocks	(18,730)	(155,258)	(234,150)
Foreign securities	124,195	51,193	1,595
Bonds	47,175	9,754	(21,204)
Stocks, etc.	77,020	41,439	22,799
Other securities	9,977	(14,027)	(45,967)
Loans	10,753	(1,819)	(20,365)
Policy loans	(2,709)	(2,498)	(3,448)
Commercial loans	13,463	678	(16,917)
Property and equipment	(763)	(984)	(1,299)
Deferred tax assets	-	62,312	11,299
Deferred tax assets concerning revaluation	-	-	-
Other assets	6,629	30,892	13,061
Reserve for possible loan losses	(228)	1,030	(194)
Total	(3,404)	(216,562)	(366,066)
Foreign currency denominated assets, included	80,185	14,245	(55,069)

Note: The figure of property and equipment includes the amount of land, buildings, and construction in progress.

(4) Investment Income

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Interests, dividends and income from real estate for rent	73,181	65,778	142,024
Interest income from deposits	102	27	182
Interest income and dividends from securities	51,666	45,005	99,194
Interest income from loans	15,286	15,064	30,472
Income from real estate for rent	3,929	3,904	7,819
Other income from interest and dividends	2,195	1,775	4,354
Gain on securities under proprietary accounts	-	-	-
Gains from monetary trusts, net	-	-	-
Gains on investments in trading securities, net	-	-	-
Gains on sale of securities	35,403	47,366	87,291
Gains on sale of domestic bonds	169	5,407	3,004
Gains on sale of domestic stocks	20,423	28,956	47,962
Gains on sale of foreign securities	14,810	13,003	36,324
Other	-	-	-
Gains on redemption of securities	-	-	-
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	81	-	-
Other investment income	136	76	299
Total	108,803	113,222	229,614

(5) Investment Expenses

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Interest expenses	865	809	1,674
Losses on securities under proprietary accounts	-	-	-
Losses from monetary trusts, net	-	-	-
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	16,818	26,229	51,942
Losses on sale of domestic bonds	6,616	1,742	7,845
Losses on sale of domestic stocks	4,978	11,135	31,190
Losses on sale of foreign securities	5,224	13,351	12,907
Others	-	-	-
Devaluation losses on securities	4,465	16,832	7,724
Devaluation losses on domestic bonds	-	-	-
Devaluation losses on domestic stocks	4,465	8,615	5,807
Devaluation losses on foreign securities	-	8,216	1,917
Others	-	-	-
Amortization of securities	-	-	-
Losses from derivatives, net	10,351	6,653	7,065
Foreign exchange losses, net	-	156	107
Provision for reserve for possible loan losses	228	-	194
Write-off of loans	10	4	37
Depreciation of real estate for rent	1,207	1,165	2,434
Other investment expenses	1,724	2,152	4,149
Total	35,672	54,003	75,331

(6) Net Investment Income

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Total	73,130	59,218	154,283

[Reference] Breakdown of gains / losses from derivatives, net

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Interest-rate-related gains / losses	3	0	4
Currency-related gains / losses	(10,128)	(6,257)	(11,042)
Stock-related gains / losses	(226)	(396)	3,972
Bond-related gains / losses	-	-	-
Other gains / losses	-	-	-
Total	(10,351)	(6,653)	(7,065)

(7) Securities

(Millions of yen, %)

Category		As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds		1,084,051	24.0	1,232,909	32.0	1,160,059	28.0
Municipal bonds		459,450	10.2	350,054	9.1	443,854	10.7
Corporate bonds		997,003	22.1	809,507	21.0	969,152	23.4
	Public corporation bonds, included	781,436	17.3	605,883	15.7	749,168	18.1
Domestic stocks		852,199	18.9	481,521	12.5	636,779	15.4
Foreign securities		987,895	21.9	916,488	23.8	865,294	20.9
	Foreign bonds	628,992	14.0	570,367	14.8	560,613	13.5
	Foreign stocks	358,902	8.0	346,121	9.0	304,681	7.3
Other securities		127,506	2.8	57,533	1.5	71,560	1.7
Total		4,508,106	100.0	3,848,014	100.0	4,146,702	100.0

(8) Stock Holdings by Industry

(Millions of yen, %)

Category		As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Fishery, agriculture and forestry		18	0.0	84	0.0	11	0.0
Mining		1,355	0.2	502	0.1	578	0.1
Construction		10,028	1.2	8,921	1.9	8,020	1.3
Manufacturing industries	Food products	4,721	0.6	3,832	0.8	5,613	0.9
	Textiles and clothing	8,737	1.0	6,677	1.4	6,735	1.1
	Pulp and paper	3,670	0.4	2,791	0.6	2,731	0.4
	Chemicals	40,558	4.8	21,607	4.5	28,759	4.5
	Medicals	12,391	1.5	10,522	2.2	11,218	1.8
	Oil and coal products	1,661	0.2	805	0.2	1,148	0.2
	Rubber products	1,467	0.2	647	0.1	1,072	0.2
	Glass and stone products	2,950	0.3	2,610	0.5	3,630	0.6
	Steel	47,530	5.6	17,511	3.6	29,820	4.7
	Non-steel metals	2,819	0.3	1,697	0.4	2,267	0.4
	Metal products	1,823	0.2	384	0.1	1,530	0.2
	Machinery	235,117	27.6	89,038	18.5	148,593	23.3
	Electric appliances	59,017	6.9	34,839	7.2	40,534	6.4
	Transportation vehicles	25,751	3.0	15,474	3.2	21,788	3.4
	Precision machinery	13,349	1.6	7,712	1.6	10,283	1.6
	Others	7,564	0.9	3,326	0.7	5,897	0.9
Electric and gas utilities		18,699	2.2	15,116	3.1	16,048	2.5
Transportation / information telecommunications	Ground transportation	65,770	7.7	51,400	10.7	56,930	8.9
	Water transportation	2,010	0.2	2,461	0.5	3,161	0.5
	Air transportation	90	0.0	67	0.0	66	0.0
	Warehouses / transportation	582	0.1	526	0.1	482	0.1
	Information / telecommunications	11,639	1.4	7,728	1.6	9,100	1.4
Commerce	Wholesaling	29,686	3.5	14,275	3.0	26,268	4.1
	Retailers	8,854	1.0	5,176	1.1	7,265	1.1
Financial services / insurance	Banking	82,300	9.7	66,334	13.8	68,231	10.7
	Securities and commodity futures trading	29,721	3.5	19,217	4.0	22,363	3.5
	Insurance	23,131	2.7	14,748	3.1	18,974	3.0
	Other financial services	17,100	2.0	12,499	2.6	14,807	2.3
Real estate		75,204	8.8	37,053	7.7	56,126	8.8
Service companies		6,872	0.8	5,927	1.2	6,716	1.1
Total		852,199	100.0	481,521	100.0	636,779	100.0

(9) Securities by Contractual Maturity Dates

(Millions of yen)

Category	As of September 30, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	29,806	182,510	95,347	106,063	234,500	435,822	1,084,051
Municipal bonds	15,139	50,995	55,261	117,419	146,241	74,393	459,450
Corporate bonds	64,896	156,329	149,017	207,114	157,607	262,037	997,003
Domestic stocks	-	-	-	-	-	852,199	852,199
Foreign securities	90,058	184,767	106,349	76,848	113,372	416,499	987,895
Foreign bonds	86,769	136,209	106,349	76,848	105,674	117,141	628,992
Stocks, etc.	3,288	48,558	-	-	7,698	299,358	358,902
Other securities	117	6,705	10,886	-	3,064	106,731	127,506
Total	200,018	581,309	416,862	507,445	654,786	2,147,684	4,508,106

(Millions of yen)

Category	As of September 30, 2008						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	33,376	90,263	108,486	59,168	215,167	726,447	1,232,909
Municipal bonds	16,577	32,762	34,197	113,341	70,265	82,910	350,054
Corporate bonds	23,255	109,399	134,423	153,984	79,930	308,513	809,507
Domestic stocks	-	-	-	-	-	481,521	481,521
Foreign securities	73,387	150,937	139,971	64,139	108,844	379,208	916,488
Foreign bonds	65,590	100,507	127,364	64,139	94,844	117,921	570,367
Stocks, etc.	7,797	50,430	12,607	-	13,999	261,286	346,121
Other securities	54	5,970	2,353	1,545	6,899	40,710	57,533
Total	146,652	389,333	419,432	392,178	481,106	2,019,311	3,848,014

(Millions of yen)

Category	As of March 31, 2008						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	83,710	120,438	126,320	66,122	199,785	563,682	1,160,059
Municipal bonds	21,836	51,439	63,617	122,672	107,256	77,031	443,854
Corporate bonds	55,744	156,308	149,890	199,278	122,230	285,701	969,152
Domestic stocks	-	-	-	-	-	636,779	636,779
Foreign securities	48,797	179,582	101,310	63,370	113,978	358,256	865,294
Foreign bonds	46,307	145,947	99,660	63,370	101,404	103,923	560,613
Stocks, etc.	2,490	33,635	1,649	-	12,573	254,332	304,681
Other securities	131	5,528	-	1,581	1,522	62,796	71,560
Total	210,220	513,297	441,138	453,024	544,773	1,984,247	4,146,702

Note: "Due after Ten Years" includes securities with maturity dates unfixed.

(10) Loans

(Millions of yen)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Policy loans	102,607	99,370	101,868
Policyholders loans	100,330	96,936	99,523
Premium loans	2,277	2,433	2,344
Commercial loans	1,410,393	1,380,691	1,380,012
[Loans to non-residents included]	[97,254]	[90,015]	[86,137]
Loans to corporations	971,120	950,053	947,021
[Loans to domestic corporations included]	[875,266]	[861,438]	[862,284]
Loans to Japanese government, government-related organizations and international organizations	4,168	3,024	3,546
Loans to Japanese local governments and public entities	17,171	16,585	16,730
Mortgage loans	263,470	264,861	265,653
Consumer loans	135,797	128,353	128,719
Others	18,664	17,812	18,341
Total	1,513,000	1,480,061	1,481,880

(11) Loans to Domestic Companies by Company Size

(Number, Millions of yen, %)

Category		As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
			Percentage		Percentage		Percentage
Large-sized corporations	Number of debtors	182	74.0	176	73.6	175	73.5
	Amount	760,073	86.8	739,093	85.8	747,652	86.7
Medium-sized corporations	Number of debtors	4	1.6	4	1.7	4	1.7
	Amount	6,950	0.8	6,501	0.8	6,667	0.8
Small- and medium-sized corporations	Number of debtors	60	24.4	59	24.7	59	24.8
	Amount	108,243	12.4	115,843	13.4	107,965	12.5
Total	Number of debtors	246	100.0	239	100.0	238	100.0
	Amount	875,266	100.0	861,438	100.0	862,284	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1,000 million yen or more	With more than 50 employees, and	With a capital of 1,000 million yen or more	With more than 100 employees, and	With a capital of 1,000 million yen or more	With more than 100 employees, and	With a capital of 1,000 million yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1,000 million yen		With a capital of more than 50 million yen and less than 1,000 million yen		With a capital of more than 50 million yen and less than 1,000 million yen		With a capital of more than 100 million yen and less than 1,000 million yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(12) Loans by Industry

(Millions of yen, %)

	Industry		As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
			Amount	Percentage	Amount	Percentage	Amount	Percentage
Domestic	Manufacturing industries		124,552	8.8	135,480	9.8	131,396	9.5
		Food products	1,641	0.1	1,921	0.1	1,921	0.1
		Textiles and clothing	3,060	0.2	4,850	0.4	4,850	0.4
		Timber and wood products	-	-	-	-	-	-
		Pulp and paper	5,640	0.4	7,867	0.6	6,118	0.4
		Printing	-	-	-	-	-	-
		Chemicals	17,384	1.2	20,023	1.5	17,909	1.3
		Oil and coal	7,062	0.5	3,937	0.3	4,000	0.3
		Ceramic and stone products	852	0.1	-	-	600	0.0
		Steel	39,105	2.8	44,034	3.2	39,487	2.9
		Non-steel metals	3,531	0.3	3,136	0.2	4,833	0.4
		Metal products	-	-	2,000	0.1	-	-
		Machinery	12,297	0.9	13,128	1.0	16,215	1.2
		Electric appliances	14,200	1.0	13,698	1.0	14,699	1.1
		Transportation vehicles	18,311	1.3	19,475	1.4	19,345	1.4
		Precision machinery	1,174	0.1	1,117	0.1	1,126	0.1
		Others	290	0.0	290	0.0	290	0.0
	Agriculture		-	-	-	-	-	-
	Forestry		-	-	-	-	-	-
	Fisheries		-	-	-	-	-	-
	Mining		-	-	-	-	-	-
	Construction		8,094	0.6	4,260	0.3	4,770	0.3
	Electricity, gas heat supply and water supply		24,085	1.7	24,111	1.7	23,823	1.7
	Information and telecommunication		14,205	1.0	16,307	1.2	14,984	1.1
	Transportation		56,042	4.0	54,327	3.9	56,402	4.1
	Wholesalers		113,853	8.1	96,310	7.0	102,735	7.4
	Retailers		10,276	0.7	8,672	0.6	8,710	0.6
	Financial services/insurance		322,214	22.8	302,738	21.9	308,349	22.3
	Real estate		87,666	6.2	97,497	7.1	90,820	6.6
	Service companies		124,156	8.8	130,428	9.4	129,517	9.4
	Local governments		10,058	0.7	9,514	0.7	9,651	0.7
	Mortgage and consumer and others		417,932	29.6	411,027	29.8	412,713	29.9
	Total		1,313,138	93.1	1,290,675	93.5	1,293,875	93.8
Overseas	Government organizations		1,400	0.1	1,400	0.1	1,400	0.1
	Financial institutions		7,000	0.5	7,000	0.5	7,000	0.5
	Commerce and industry companies		88,854	6.3	81,615	5.9	77,737	5.6
	Total		97,254	6.9	90,015	6.5	86,137	6.2
Grand total			1,410,393	100.0	1,380,691	100.0	1,380,012	100.0

(13) Loans by Contractual Maturity Dates

(Millions of yen)

Category	As of September 30, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	54,091	46,935	56,097	56,148	31,002	51,506	295,781
Fixed rates loans	132,817	185,642	283,269	245,811	128,410	138,660	1,114,611
Total	186,908	232,577	339,367	301,960	159,413	190,166	1,410,393

(Millions of yen)

Category	As of September 30, 2008						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	16,699	54,487	67,140	43,778	23,073	51,325	256,505
Fixed rates loans	98,517	232,159	298,052	200,299	133,637	161,519	1,124,185
Total	115,217	286,647	365,192	244,078	156,711	212,844	1,380,691

(Millions of yen)

Category	As of March 31, 2008						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	32,573	49,076	65,906	40,781	31,805	51,587	271,732
Fixed rates loans	96,420	215,565	293,236	205,388	139,337	158,331	1,108,280
Total	128,994	264,642	359,143	246,170	171,143	209,919	1,380,012

Note: "Due after Ten Years" includes loans with maturity dates unfixed.

(14) Foreign Investments

a. Investments by asset category

(i) Foreign currency denominated assets (yen amount not fixed)

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	627,641	55.9	556,825	54.2	543,427	55.9
Foreign stocks	132,139	11.8	60,842	5.9	84,705	8.7
Cash, deposits & others	97,380	8.7	118,483	11.5	93,773	9.6
Total	857,162	76.3	736,151	71.6	721,906	74.3

(ii) Foreign currency denominated assets of which the amount in yen is fixec

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-	-	-
Cash, deposits & others	-	-	-	-	-	-
Total	-	-	-	-	-	-

(iii) Yen-denominated assets

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to non-residents	97,254	8.7	90,015	8.8	86,137	8.9
Foreign bonds	38,517	3.4	34,456	3.4	37,873	3.9
Foreign stocks, etc.	129,793	11.6	167,382	16.3	126,345	13.0
Others	-	-	-	-	-	-
Total	265,565	23.7	291,854	28.4	250,356	25.7

(iv) Total [(i)+(ii)+(iii)]

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign investments and loans	1,122,728	100.0	1,028,006	100.0	972,262	100.0
Real estate held abroad, included	-	-	-	-	-	-

Note: "Foreign currency denominated assets of which the amount in yen is fixed" are assets whose amounts in yen to be received at the settlement are fixed by making exchange contracts, and are included in the Balance Sheet.

b. Foreign currency denominated assets by currency

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
US dollar	292,143	34.1	304,853	41.4	261,846	36.3
Euro	319,742	37.3	267,006	36.3	275,732	38.2
British pound	27,653	3.2	24,442	3.3	22,483	3.1
Canadian dollar	57,118	6.7	49,347	6.7	46,028	6.4
Swedish krona	57,799	6.7	47,497	6.5	50,128	6.9
Hong Kong dollar	102,704	12.0	38,881	5.3	61,811	8.6
Others	-	-	4,123	0.6	3,876	0.5
Total	857,162	100.0	736,151	100.0	721,906	100.0

c. Investments by region

(Millions of yen, %)

Region	As of September 30, 2007							
	Foreign securities		Foreign bonds		Foreign stocks, etc.		Loans to non-residents	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	327,643	33.2	273,788	43.5	53,855	15.0	9,000	9.3
Europe	419,780	42.5	341,189	54.2	78,590	21.9	58,000	59.6
Oceania	-	-	-	-	-	-	-	-
Asia	97,985	9.9	-	-	97,985	27.3	-	-
Latin America	135,284	13.7	6,812	1.1	128,471	35.8	29,854	30.7
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	7,202	0.7	7,202	1.1	-	-	400	0.4
Total	987,895	100.0	628,992	100.0	358,902	100.0	97,254	100.0

(Millions of yen, %)

Region	As of September 30, 2008							
	Foreign securities		Foreign bonds		Foreign stocks, etc.		Loans to non-residents	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	287,702	31.4	256,132	44.9	31,570	9.1	9,000	10.0
Europe	378,525	41.3	301,673	52.9	76,852	22.2	54,000	60.0
Oceania	-	-	-	-	-	-	-	-
Asia	40,257	4.4	-	-	40,257	11.6	-	-
Latin America	203,309	22.2	5,868	1.0	197,441	57.0	26,615	29.6
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	6,693	0.7	6,693	1.2	-	-	400	0.4
Total	916,488	100.0	570,367	100.0	346,121	100.0	90,015	100.0

(Millions of yen, %)

Region	As of March 31, 2008							
	Foreign securities		Foreign bonds		Foreign stocks, etc.		Loans to non-residents	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	273,022	31.6	239,731	42.8	33,291	10.9	9,000	10.4
Europe	362,119	41.8	307,487	54.8	54,632	17.9	50,000	58.0
Oceania	-	-	-	-	-	-	-	-
Asia	62,723	7.2	-	-	62,723	20.6	-	-
Latin America	160,287	18.5	6,252	1.1	154,034	50.6	26,737	31.0
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	7,142	0.8	7,142	1.3	-	-	400	0.5
Total	865,294	100.0	560,613	100.0	304,681	100.0	86,137	100.0

(15) Valuation Gains on Trading Securities

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	-	-	-	-	-	-

(16) Fair Value Information on Securities (with current fair value out of securities excluding trading securities)

(Millions of yen)

Category	As of September 30, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Held-to-maturity securities	375,912	371,816	(4,096)	1,710	5,807
Domestic bonds	237,064	233,327	(3,736)	1,063	4,800
Monetary claims purchased	136,848	136,489	(359)	646	1,006
Certificates of deposit	2,000	1,999	(0)	-	0
Policy reserve matching bonds	1,623,197	1,634,548	11,351	13,131	1,780
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,014,438	2,555,089	540,651	555,366	14,715
Domestic bonds	675,971	680,243	4,272	5,549	1,277
Domestic stocks	386,539	835,175	448,636	454,374	5,738
Foreign securities	811,116	893,537	82,420	87,903	5,482
Bonds	614,738	628,992	14,254	16,479	2,225
Stocks, etc.	196,378	264,544	68,165	71,423	3,257
Other securities	119,119	124,700	5,580	7,480	1,900
Money claims purchased	21,690	21,432	(258)	57	316
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,013,548	4,561,454	547,905	570,208	22,302
Domestic bonds	2,536,232	2,548,119	11,886	19,744	7,858
Domestic stocks	386,539	835,175	448,636	454,374	5,738
Foreign securities	811,116	893,537	82,420	87,903	5,482
Bonds	614,738	628,992	14,254	16,479	2,225
Stocks, etc.	196,378	264,544	68,165	71,423	3,257
Other securities	119,119	124,700	5,580	7,480	1,900
Monetary claims purchased	158,539	157,921	(618)	704	1,322
Certificates of deposit	2,000	1,999	(0)	-	0
Others	-	-	-	-	-

Note: *The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.*

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of yen)

Category	As of September 30, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,680
Available-for-sale securities	108,869
Unlisted domestic stocks	12,342
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	96,526
Total	113,550

(Millions of yen)

Category	As of September 30, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	375,524	375,999	474	3,096	2,621
Domestic bonds	236,959	236,248	(711)	1,560	2,272
Monetary claims purchased	138,564	139,750	1,186	1,535	349
Certificates of deposit	-	-	-	-	-
Policy reserve matching bonds	1,261,452	1,285,792	24,339	24,730	390
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,282,276	2,333,964	51,688	141,481	89,793
Domestic bonds	879,832	894,058	14,226	14,901	674
Domestic stocks	371,979	465,154	93,174	115,555	22,380
Foreign securities	945,486	900,410	(45,076)	10,654	55,730
Bonds	579,523	570,367	(9,156)	6,171	15,327
Stocks, etc.	365,962	330,042	(35,919)	4,483	40,403
Other securities	65,025	54,506	(10,518)	225	10,743
Money claims purchased	19,952	19,834	(117)	145	263
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,919,253	3,995,755	76,502	169,308	92,805
Domestic bonds	2,378,245	2,416,099	37,854	41,192	3,337
Domestic stocks	371,979	465,154	93,174	115,555	22,380
Foreign securities	945,486	900,410	(45,076)	10,654	55,730
Bonds	579,523	570,367	(9,156)	6,171	15,327
Stocks, etc.	365,962	330,042	(35,919)	4,483	40,403
Other securities	65,025	54,506	(10,518)	225	10,743
Monetary claims purchased	158,516	159,585	1,068	1,680	612
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of yen)

Category	As of September 30, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,680
Available-for-sale securities	31,098
Unlisted domestic stocks	11,686
Unlisted foreign stocks	4,061
Unlisted foreign bonds	-
Others	15,350
Total	35,779

(Millions of yen)

Category			As of March 31, 2008				
			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities			376,807	381,229	4,421	6,130	1,709
	Domestic bonds		235,392	236,794	1,402	3,065	1,663
	Monetary claims purchased		139,415	142,434	3,019	3,065	45
	Certificates of deposit		2,000	2,000	0	0	-
Policy reserve matching bonds			1,604,753	1,654,025	49,272	49,438	166
Stocks of subsidiaries and affiliated companies			-	-	-	-	-
Available-for-sale securities			2,080,911	2,293,907	212,996	275,792	62,796
	Domestic bonds		720,431	732,920	12,489	12,750	260
	Domestic stocks		409,839	620,411	210,571	228,968	18,396
	Foreign securities		850,185	850,911	725	32,700	31,974
		Bonds	553,216	560,613	7,396	13,915	6,518
		Stocks, etc.	296,968	290,297	(6,670)	18,785	25,456
	Other securities		79,599	68,575	(11,023)	1,094	12,118
	Money claims purchased		20,855	21,087	232	278	46
	Certificates of deposit		-	-	-	-	-
	Others		-	-	-	-	-
Total			4,062,472	4,329,162	266,689	331,362	64,672
Domestic bonds			2,560,576	2,623,741	63,164	65,254	2,090
Domestic stocks			409,839	620,411	210,571	228,968	18,396
Foreign securities			850,185	850,911	725	32,700	31,974
	Bonds		553,216	560,613	7,396	13,915	6,518
	Stocks, etc.		296,968	290,297	(6,670)	18,785	25,456
Other securities			79,599	68,575	(11,023)	1,094	12,118
Monetary claims purchased			160,271	163,522	3,251	3,343	92
Certificates of deposit			2,000	2,000	0	0	-
Others			-	-	-	-	-

Note:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. For the year ended March 31, 2008, the foreign preferred securities (cost/carrying value before mark-to-market: 93,710 million yen, current fair value: 93,948 million yen , net unrealized gains/losses: a gain of 238 million yen) classified as "securities without any current fair value" was changed its category to "securities with current fair value"("Other securities" in "Available-for-sale securities").

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of yen)

Category		As of March 31, 2008
Held-to-maturity securities		-
	Unlisted foreign bonds	-
	Others	-
Policy reserve matching bonds		-
Stocks of subsidiaries and affiliated companies		4,680
Available-for-sale securities		29,388
	Unlisted domestic stocks	11,687
	Unlisted foreign stocks	4,061
	Unlisted foreign bonds	-
	Others	13,639
Total		34,069

*The followings are total amount of unrealized gains/losses on the carrying value for the yen-valuated foreign securities out of securities without current fair value, and the securities with current fair value.

(Millions of yen)

Category	As of September 30, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	375,912	371,816	(4,096)	1,710	5,807
Domestic bonds	237,064	233,327	(3,736)	1,063	4,800
Monetary claims purchased	136,848	136,489	(359)	646	1,006
Certificates of deposit	2,000	1,999	(0)	-	0
Policy reserve matching bonds	1,623,197	1,634,548	11,351	13,131	1,780
Stocks of subsidiaries and affiliated companies	4,680	4,680	-	-	-
Available-for-sale securities	2,123,307	2,664,596	541,288	556,102	14,814
Domestic bonds	675,971	680,243	4,272	5,549	1,277
Domestic stocks	398,882	847,518	448,636	454,374	5,738
Foreign securities	905,109	987,895	82,786	88,367	5,581
Bonds	614,738	628,992	14,254	16,479	2,225
Stocks, etc.	290,371	358,902	68,531	71,887	3,356
Other securities	121,653	127,506	5,852	7,753	1,900
Monetary claims purchased	21,690	21,432	(258)	57	316
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,127,099	4,675,642	548,543	570,944	22,401
Domestic bonds	2,536,232	2,548,119	11,886	19,744	7,858
Domestic stocks	403,563	852,199	448,636	454,374	5,738
Foreign securities	905,109	987,895	82,786	88,367	5,581
Bonds	614,738	628,992	14,254	16,479	2,225
Stocks, etc.	290,371	358,902	68,531	71,887	3,356
Other securities	121,653	127,506	5,852	7,753	1,900
Monetary claims purchased	158,539	157,921	(618)	704	1,322
Certificates of deposit	2,000	1,999	(0)	-	0
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.

(Millions of yen)

Category	As of September 30, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	375,524	375,999	474	3,096	2,621
Domestic bonds	236,959	236,248	(711)	1,560	2,272
Monetary claims purchased	138,564	139,750	1,186	1,535	349
Certificates of deposit	-	-	-	-	-
Policy reserve matching bonds	1,261,452	1,285,792	24,339	24,730	390
Stocks of subsidiaries and affiliated companies	4,680	4,680	-	-	-
Available-for-sale securities	2,313,374	2,364,756	51,381	141,923	90,542
Domestic bonds	879,832	894,058	14,226	14,901	674
Domestic stocks	383,665	476,840	93,174	115,555	22,380
Foreign securities	962,005	916,488	(45,516)	10,956	56,473
Bonds	579,523	570,367	(9,156)	6,171	15,327
Stocks, etc.	382,482	346,121	(36,360)	4,785	41,145
Other securities	67,917	57,533	(10,384)	365	10,750
Monetary claims purchased	19,952	19,834	(117)	145	263
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,955,032	4,031,228	76,196	169,750	93,554
Domestic bonds	2,378,245	2,416,099	37,854	41,192	3,337
Domestic stocks	388,346	481,521	93,174	115,555	22,380
Foreign securities	962,005	916,488	(45,516)	10,956	56,473
Bonds	579,523	570,367	(9,156)	6,171	15,327
Stocks, etc.	382,482	346,121	(36,360)	4,785	41,145
Other securities	67,917	57,533	(10,384)	365	10,750
Monetary claims purchased	158,516	159,585	1,068	1,680	612
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.

(Millions of yen)

Category			As of March 31, 2008				
			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities			376,807	381,229	4,421	6,130	1,709
	Domestic bonds		235,392	236,794	1,402	3,065	1,663
	Monetary claims purchased		139,415	142,434	3,019	3,065	45
	Certificates of deposit		2,000	2,000	0	0	-
Policy reserve matching bonds			1,604,753	1,654,025	49,272	49,438	166
Stocks of subsidiaries and affiliated companies			4,680	4,680	-	-	-
Available-for-sale securities			2,110,299	2,322,963	212,663	276,158	63,495
	Domestic bonds		720,431	732,920	12,489	12,750	260
	Domestic stocks		421,527	632,099	210,571	228,968	18,396
	Foreign securities		865,046	865,294	248	32,922	32,674
		Bonds	553,216	560,613	7,396	13,915	6,518
		Stocks, etc.	311,829	304,681	(7,148)	19,007	26,155
	Other securities		82,439	71,560	(10,878)	1,239	12,118
	Monetary claims purchased		20,855	21,087	232	278	46
	Certificates of deposit		-	-	-	-	-
	Others		-	-	-	-	-
Total			4,096,542	4,362,899	266,356	331,728	65,371
Domestic bonds			2,560,576	2,623,741	63,164	65,254	2,090
Domestic stocks			426,208	636,779	210,571	228,968	18,396
Foreign securities			865,046	865,294	248	32,922	32,674
	Bonds		553,216	560,613	7,396	13,915	6,518
	Stocks, etc.		311,829	304,681	(7,148)	19,007	26,155
Other securities			82,439	71,560	(10,878)	1,239	12,118
Monetary claims purchased			160,271	163,522	3,251	3,343	92
Certificates of deposit			2,000	2,000	0	0	-
Others			-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

(17) Fair Value Information on Monetary Trusts

The Company did not have any balances of monetary trusts as of September 30, 2008 and 2007, and March 31, 2008.

(18) Fair Value Information on Real Estate

(Millions of yen)

Category	As of September 30, 2007					As of September 30, 2008				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	98,867	111,837	12,969	22,520	9,550	98,382	134,471	36,088	43,314	7,225
Leasehold	156	112	(44)	12	56	156	121	(35)	12	47
Total	99,024	111,949	12,925	22,532	9,607	98,539	134,592	36,053	43,326	7,273

Category	As of March 31, 2008				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	98,424	134,258	35,833	43,045	7,211
Leasehold	156	130	(26)	13	39
Total	98,581	134,388	35,807	43,058	7,251

Note: Current fair value are calculated based on the appraisal prices and posted prices.

(19) Fair Value Information on Derivative Transactions
(total transactions which hedge accounting applied and not applied)

(i) Breakdown of net gains/losses (breakdown of transactions which hedge accounting applied and not applied)

(Millions of yen)

Category	As of September 30, 2007					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	(735)	(1,680)	(670)	-	-	(3,086)
Hedge accounting not appplied	-	147	-	-	-	147
Total	(735)	(1,532)	(670)	-	-	(2,938)

(Millions of yen)

Category	As of September 30, 2008					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	11	18,005	2,550	-	-	20,567
Hedge accounting not appplied	-	5,938	-	-	-	5,938
Total	11	23,944	2,550	-	-	26,506

(Millions of yen)

Category	As of March 31, 2008					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	1,298	6,822	1,115	-	-	9,235
Hedge accounting not appplied	-	3,064	-	-	-	3,064
Total	1,298	9,887	1,115	-	-	12,300

Note: Accrued interest of interest-related net gains/losses applied hedge accounting: 60 million yen as of September 30, 2007, 60 million yen as of September 30, 2008, and 51 milllion yen as of March 31, 2008. Net gains/losses with fair value hedge accounting, Currency-related: (1,680) million yen, 18,005 million yen, and 6,822 million yen, Stock-related (670) million yen, 2,550 million yen, and 1,115 million yen, as of Septmeber 30, 2007, September 30, 2008, and March 31, 2008, respectively. Net gains/losses not applied hedge accounting are recorded on the statement of operations.

(ii) Interest-rate-related derivative transactions

(Millions of yen)

Category	Type	As of September 30, 2007				As of September 30, 2008				As of March 31, 2008			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
OTC	Interest rate swaps												
	Receipts fixed, payments floating	155,816	114,332	(735)	(735)	134,018	126,281	11	11	144,827	121,783	1,298	1,298
Total					(735)				11				1,298

Note: Valuation gains(losses) indicates the current market or fair value.

(Reference) Balance of notional principal of interest rate swapping by term to maturity

(Millions of yen)

Type	As of September 30, 2007						
	1 year or shorter	1 year to 3 years	3 year to 5 years	5 year to 7 years	7 year to 10 years	Over 10 years	Total
Receipts fixed, payments floating	41,484	27,780	37,195	36,937	12,420	-	155,816
Average rate received	1.15%	1.38%	1.55%	1.65%	1.81%	-	1.46%
Average rate paid	1.20%	1.41%	1.28%	1.32%	1.18%	-	1.28%

Type	As of September 30, 2008						
	1 year or shorter	1 year to 3 years	3 year to 5 years	5 year to 7 years	7 year to 10 years	Over 10 years	Total
Receipts fixed, payments floating	7,736	38,327	48,681	33,747	5,525	-	134,018
Average rate received	1.28%	1.45%	1.30%	1.14%	1.22%	-	1.30%
Average rate paid	1.11%	1.52%	1.55%	1.69%	2.09%	-	1.57%

Type	As of March 31, 2008						
	1 year or shorter	1 year to 3 years	3 year to 5 years	5 year to 7 years	7 year to 10 years	Over 10 years	Total
Receipts fixed, payments floating	23,043	30,176	48,536	29,515	13,555	-	144,827
Average rate received	1.34%	1.38%	1.58%	1.75%	1.81%	-	1.56%
Average rate paid	1.43%	1.39%	1.41%	1.18%	1.15%	-	1.34%

(iii) Currency-related derivative transactions

(Millions of yen)

Category	Type	As of September 30, 2007				As of September 30, 2008				As of March 31, 2008			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Exchange contract												
	Sold	429,497	-	431,030	(1,532)	475,346	-	451,383	23,963	417,923	-	408,036	9,887
	US dollar	171,928	-	169,630	2,298	209,148	-	203,001	6,147	146,291	-	138,360	7,930
	Euro	172,749	-	175,079	(2,329)	189,906	-	177,621	12,284	190,955	-	191,321	(366)
	British pound	10,704	-	10,378	325	10,734	-	9,916	817	10,003	-	9,737	266
	Canadian dollar	26,791	-	27,690	(899)	35,310	-	33,936	1,373	35,233	-	32,669	2,564
	Swedish krona	47,306	-	48,233	(927)	29,945	-	26,606	3,338	35,439	-	35,947	(508)
	HongKong dollar	17	-	17	(0)	301	-	299	2	-	-	-	-
	Bought	0	-	0	0	2,625	-	2,606	(19)	-	-	-	-
	US dollar	0	-	0	0	4	-	4	(0)	-	-	-	-
	HongKong dollar	-	-	-	-	2,620	-	2,601	(18)	-	-	-	-
Total					(1,532)				23,944				9,887

Notes: 1. Exchange rate as of the end of respective accounting periods is used for futures rate .

2. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.

3. Valuation gains/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements.

(iv) Stock-related derivative transactions

(Millions of yen)

Category	Type	As of September 30, 2007				As of September 30, 2008				As of March 31, 2008			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Stock forward contracts												
	Sold	19,001	-	19,672	(670)	19,280	-	16,729	2,550	22,135	-	21,020	1,115
Total					(670)				2,550				1,115

(v) Bond-related derivative transactions

The Company did not have any balances as of September 30, 2008 and 2007, and March 31, 2008.

(vi) Others

The Company did not have any balances as of September 30, 2008 and 2007, and March 31, 2008.

4. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
	Amount	Amount	Amount
Individual variable insurance	6,914	5,617	5,975
Individual variable annuities	-	-	-
Group annuities	-	-	-
Total of separate account	6,914	5,617	5,975

(2) Status of Individual Variable Insurance (Separate Accounts)

a. Total policy amount in force

(Number, Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term-life)	287	312	267	291	274	298
Variable insurance (whole-life)	525	1,498	518	1,487	522	1,492
Total	812	1,810	785	1,779	796	1,790

b. Asset composition

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	225	3.3	198	3.5	210	3.5
Securities	6,659	96.3	5,388	95.9	5,721	95.8
Domestic bonds	1,965	28.4	2,042	36.4	2,036	34.1
Domestic stocks	2,344	33.9	1,597	28.4	1,752	29.3
Foreign securities	2,349	34.0	1,749	31.1	1,932	32.3
Foreign bonds	775	11.2	719	12.8	744	12.5
Stocks, etc.	1,573	22.8	1,029	18.3	1,187	19.9
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Others	29	0.4	30	0.5	43	0.7
Reserve for possible loan losses	-	-	-	-	-	-
Total	6,914	100.0	5,617	100.0	5,975	100.0

c. Net investment gains/losses

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
	Amount	Amount	Amount
Interests, dividends and income from real estate for rent	69	63	129
Gains on sale of securities	80	42	146
Gains on redemption of securities	-	-	-
Valuation gains on securities	1,321	377	464
Foreign exchange gains, net	0	1	1
Gains from derivatives, net	-	-	-
Other investment income	0	0	1
Losses on sale of securities	28	33	87
Amortization of securities	-	-	-
Devaluation losses on securities	1,329	793	1,453
Foreign exchange losses, net	1	1	2
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment gains/losses	114	(341)	(800)

d. Valuation gains/losses on trading securities

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	6,659	(8)	5,388	(415)	5,721	(989)

e. Fair value information on monetary trusts

The Company did not have any balances of monetary trusts as of September 30, 2008 and 2007, and March 31, 2008.

f. Fair value information on derivative transactions

Interest-rate-related derivative transactions
Currency-related derivative transactions
Stock-related derivative transactions
Bond-related derivative transactions
Others

The Company did not have any balances of these transactions as of September 30, 2008 and 2007, and March 31, 2008.

(3) Status of Individual Variable Annuities (Separate Accounts)

The Company did not have any balances of individual variable annuities separate accounts as of September 30, 2008 and 2007, and March 31, 2008.

5. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of yen)

Category	Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008
Core Revenues	468,865	509,696	929,482
Income from Insurance Premiums	330,321	316,237	635,739
Insurance premiums	330,267	316,208	635,544
Ceded reinsurance recoveries	53	29	195
Investment Income	73,431	65,855	142,323
Interest, dividends and income from real estate for rent	73,181	65,778	142,024
Other investment income	136	76	299
Gains on separate accounts, net	114	-	-
Other Ordinary Income	65,111	127,603	151,420
Income related to withheld insurance claims and other payments for future annuity payments	150	78	360
Income due to withheld insurance payments	12,353	17,172	32,807
Reversal of reserve for outstanding claims	113	1,081	578
Reversal of policy reserves (except contingency reserve)	51,222	108,043	115,528
Reversal of reserve for employees' retirement benefits	-	-	-
Other ordinary profit	1,271	1,227	2,143
Other Core Revenues	-	-	-
Core Expenses	438,323	486,140	876,419
Insurance Claims and Other Payments	376,745	419,333	747,133
Insurance claims	175,327	161,331	318,842
Annuity payments	69,755	76,012	139,962
Insurance benefits	52,088	54,640	107,257
Surrender payments	45,391	46,429	97,958
Other payments	34,054	80,797	82,868
Reinsurance payments	127	122	243
Provision for Policy and Other Reserves	47	54	105
Investment Expenses	4,022	4,468	9,248
Interest expense	865	809	1,674
Provision for general reserve for possible loan losses	225	-	188
Depreciation of real estate for rent	1,207	1,165	2,434
Other investment expenses	1,724	2,152	4,149
Losses on separate accounts, net	-	341	800
Operating Expenses	38,299	38,442	77,088
Other Ordinary Expenses	19,207	23,841	42,843
Payments related to withheld insurance claims	12,457	17,335	28,605
Taxes	2,344	2,302	4,686
Depreciation	2,566	2,408	5,089
Provision for reserve for employees' retirement benefits	85	642	1,531
Other ordinary losses	1,753	1,153	2,930
Other Core Expenses	-	-	-

Core Profit	30,542	23,555	53,063

(2) Reconciliation to Ordinary Profit

(Millions of yen)

Category		Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008
Core profit	(A)	30,542	23,555	53,063
Capital gains		35,485	47,366	87,291
Gains from monetary trusts, net		-	-	-
Gains on investments in trading securities, net		-	-	-
Gains on sale of securities		35,403	47,366	87,291
Gains from derivatives, net		-	-	-
Foreign exchange gains, net		81	-	-
Others		-	-	-
Capital losses		31,635	49,871	66,840
Losses from monetary trusts, net		-	-	-
Losses on investments in trading securities, net		-	-	-
Losses on sale of securities		16,818	26,229	51,942
Devaluation losses on securities		4,465	16,832	7,724
Losses from derivatives, net		10,351	6,653	7,065
Foreign exchange losses, net		-	156	107
Others		-	-	-
Total capital gains/losses	(B)	3,849	(2,504)	20,451
Core profit reflecting capital gains/losses	(A) + (B)	34,391	21,050	73,514
Other one-time gains		831	374	-
Ceding reinsurance recoveries		-	-	-
Reversal of contingency reserve		831	374	-
Others		-	-	-
Other one-time losses		13	4	16,476
Reinsurance premiums		-	-	-
Provision for contingency reserve		-	-	16,432
Provision for specific reserve for possible loans losses		3	-	5
Provision for specific reserve for loans to refinancing countries		-	-	-
Write-off of loans		10	4	37
Others		-	-	-
Other one-time gains/losses	(C)	817	369	(16,476)
Ordinary profit	(A) + (B) + (C)	35,209	21,420	57,038

6. Disclosed Claims under the Insurance Business Law

(Millions of yen)

Category		As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Claims against bankrupt and quasi-bankrupt obligors	a	577	461	448
Claims with collection risk	b	1,022	2	1,002
Claims for special attention	c	4,346	4,123	3,884
Sub total	a + b + c	5,945	4,587	5,335
% of Total		0.39%	0.31%	0.36%
Claims against normal obligors	d	1,512,586	1,480,802	1,481,523
Total	a + b + c + d	1,518,532	1,485,389	1,486,858

Notes: 1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in Notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

7. Risk Monitored Loans (Under the Insurance Business Law)

(Millions of yen)

Category		As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Loans to bankrupt companies	a	343	273	282
Past due loans	b	1,254	189	1,168
Loans overdue for three months or more	c	4,315	4,093	3,854
Restructured loans	d	30	29	30
Total	a + b + c + d	5,945	4,586	5,335
% of total loans	=e	0.39%	0.31%	0.36%

Notes: 1. Certain Past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies was 130 million yen, 130 million yen, and 130 million yen as of September 30, 2007, September 30, 2008 and March 31, 2008, respectively.
Past due loans decreased due to write-offs in the amounts of 10 million yen,10 million yen, and 37 million yen as of September 30, 2007, September 30, 2008, and March 31, 2008, respectively.

2. Loans to bankrupt companies are loans to obligors that are subject to bankruptcy, corporate reorganization, or rehabilitation or other similar proceedings on which a company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in Note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the obligor) on which a company has stopped accruing interest based on self-assessment.

4. Loans overdue for three months or more are loans, other than the loans described in Note 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in Note 2, 3, or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims, and/or other terms in favor of the obligor for purposes of restructuring or supporting the obligor.

(Reference) Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of yen)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
General reserve for possible loan losses	1,672	1,467	1,636
Specific reserve for possible loan losses	920	60	922
Specific reserve for loans to refinancing countries	-	-	-
Total	2,592	1,527	2,558

(2) Specific Reserve for Possible Loan Losses

(Millions of yen)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Transfer	920	60	922
Reversal	916	915	916
Net transfer	3	(854)	5

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of September 30, 2007, September 30, 2008 and March 31, 2008.

b. Loan outstanding by country

The Company held no loan outstanding by country as of September 30, 2007, September 30, 2008 and March 31, 2008.

(4) Write-off of Loans

(Millions of yen)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Write-off of loans	10	4	37

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Taiyo Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment as of September 30, 2008, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans (Millions of yen)

Classifications	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	1,471,748	1,472,663	1,444,923	1,444,933	1,443,606	1,444,522
Class II	45,768	45,768	40,456	40,456	42,236	42,236
Class III	1,014	100	9	0	1,016	100
Class IV	10	-	4	-	37	-
Total exposures	1,518,542	1,518,532	1,485,394	1,485,389	1,486,896	1,486,858

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

8. Solvency Margin Ratio

(Millions of yen)

Items		As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Total solvency margin	(A)	952,193	560,396	698,527
Common stock, etc. (less certain items)		161,075	164,767	158,482
Reserve for price fluctuations		52,959	63,451	63,296
Contingency reserve		84,718	101,607	101,982
Reserve for possible loan losses		1,672	1,467	1,636
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		487,159	46,243	191,396
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(24,163)	(1,276)	(1,498)
Excess of amount of policy reserve based on Zillmer method		56,857	49,152	52,370
Unallotted portion of reserve for policyholder dividends		21,527	22,285	21,715
Future profits		6,757	6,982	6,982
Deferred tax assets		48,628	50,713	47,163
Subordinated debt		55,000	55,000	55,000
Deductible items		-	-	-
Total risk $\sqrt{(R_1+R_8)^2+(R_2+R_3+R_7)^2}+R_4$	(B)	165,029	127,140	139,617
Insurance risk	R_1	27,453	27,164	27,378
3rd sector insurance risk	R_8	8,007	7,915	7,969
Assumed investment yield risk	R_2	23,359	22,421	22,889
Investment risk	R_3	133,851	96,557	108,708
Business risk	R_4	3,853	3,081	3,339
Minimum guarantee risk	R_7	16	16	16
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		1,153.9%	881.5%	1,000.6%

Notes: 1. Figures were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures and considered appropriate by the Company.

2. "Net assets (less certain items)" represents net assets on the balance sheet less total valuation and translation adjustments, and estimated appropriation paid in cash.

3. "Excess amount of policy reserve based on Zillmer method" in Total solvency margin above was described as "Excess amount of surrender payment" in the end of September 30, 2007.

4. The figures of "minimum guarantee risks" were calculated on the basis of the regulatory standard.

9. Adjusted Net Assets

(Millions of yen)

Item	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Adjusted net assets	893,331	467,605	659,726

Note: Adjusted net assets are calculated based on the regulatory standard.

[Reference]
Business result for the three months from July 1, 2008 to September 30, 2008

1. Business Highlights

(1) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Three months from July1, 2008 to September 30, 2008					
	Number		Amount			
		% Change		% Change	New Policies	Net increase from conversion
Individual insurance	37	93.7	2,496	101.7	2,125	371
Individual annuities	11	119.1	271	121.5	281	(9)
Total	49	98.5	2,768	103.4	2,406	361
Group insurance	-	-	53	11.5	53	-
Group annuities	-	-	0	853.9	0	-

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

3. The number of new policies includes increase from conversion

(2) Annualized Premiums (New policies)

(Millions of yen, %)

Category	Three months from July1, 2008 to September 30, 2008	
	Amount	% Change
Individual insurance	4,870	92.5
Individual annuities	2,145	124.8
Total	7,016	100.4
3rd sector products, included	1,667	84.1

Notes:

1.The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

3. New policies include net increase from conversions.

2. Status of General Account Assets

(1) Changes in the Amount of Asset by Categories

(Millions of yen)

Category	Three months from July1, 2008 to September 30, 2008
Cash and deposits, call loans	37,847
Securities repurchased under resale agreements	-
Pledged money for bond borrowing transaction	-
Monetary claims purchased	2,086
Securities under proprietary accounts	-
Monetary trusts	-
Securities	(345,180)
Domestic bonds	(141,559)
Domestic stocks	(180,146)
Foreign securities	(10,601)
Bonds	38,534
Stocks, etc.	(49,135)
Other securities	(12,872)
Loans	(4,963)
Policy loans	(346)
Commercial loans	(4,617)
Property and equipment	(142)
Deferred tax asset	73,612
Deferred tax asset concerning revaluation	-
Other assets	30,256
Reserve for possible loan losses	1,011
Total assets	(205,471)
Foreign currency denominated assets	(8,389)

Note: The figure of property and equipment includes the total amount of lands, buildings, and construction in progress.

(2) Investment Income

(Millions of yen)

Category	Three months from July1, 2008 to September 30, 2008
Interest, dividends and income from real estate for rent	34,797
Interest income from deposits	10
Interest income and dividends from securities	24,382
Interest income from loans	7,547
Interest income from real estate for rent	1,953
Other income from interest and dividends	903
Gains on investment in securities under proprietary accounts	-
Gains from monetary trusts	-
Gains on investment in trading securities	-
Gains on sale of securities	28,064
Gains on sales of domestic bonds	4,470
Gains on sales of stocks	16,150
Gains on sales of foreign securities	7,443
Others	-
Gains on redemption of securities	-
Gains from derivatives	663
Foreign exchange gains	-
Other investment income	38
Total	63,563

(3) Investment Expenses

(Millions of yen)

Category	Three months from July1, 2008 to September 30, 2008
Interest expenses	407
Losses on investment in securities under proprietary accounts	-
Losses from monetary trusts	-
Losses on investment in trading securities	-
Losses on sale of securities	18,727
Losses on sales of domestic bonds	657
Losses on sales of stocks	8,244
Losses on sales of foreign securities	9,826
Others	-
Devaluation losses on securities	14,789
Devaluation losses on domestic bonds	-
Devaluation losses on domestic stocks	7,828
Devaluation losses on foreign securities	6,960
Others	-
Losses on redemption of securities	-
Losses from derivatives	-
Foreign exchange losses	204
Provision for possible loan losses	-
Write-off of loans	(2)
Depreciation of real estate for rent	585
Other investment expenses	1,411
Total	36,123

(4)Total Investment Amount

(Millions of yen)

Category	Three months from July1, 2008 to September 30, 2008
Total	27,439

3. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Core Revenues	244,726
Income from insurance premiums	143,974
Insurance premiums	143,945
Ceded reinsurance recoveries	29
Investment income	34,836
Interest, dividends and income from real estate for rent	34,797
Other investment income	38
Gains on separate accounts, net	-
Other ordinary income	65,916
Income related to withheld insurance claims and other payments for future annuity payments	28
Income due to withheld insurance payments	6,317
Reversal of reserve for outstanding claims	586
Reversal of policy reserve	58,536
Reversal of reserve for employees' retirement benefits	-
Other ordinary income	446
Other core revenues	-
Core Expenses	230,773
Insurance claims and other payments	198,727
Insurance claims	64,839
Annuity payments	32,782
Insurance benefits	22,543
Surrender payments	24,682
Other payments	53,848
Reinsurance payments	31
Provision for policy and other reserves	26
Investment expenses	2,937
Interest expense	407
Provision for reserve for possible loan losses	-
Depreciation of real estate for rent	585
Other investment expenses	1,411
Losses on separate accounts, net	532
Operating expenses	18,695
Other ordinary expenses	10,387
Payments related to withheld insurance claims	6,964
Taxes	1,081
Depreciation	1,190
Provision for reserve for employees' retirement benefits	646
Other ordinary expenses	504
Other core expenses	-

Core Profit	13,953

(2) Reconciliation to Ordinary Profit

(Millions of yen)

Category		Three Months from July 1, 2008 to September 30, 2008
Core profit (A)		13,953
Capital gains		28,727
	Gains from monetary trusts, net	-
	Gains on investments in trading securities, net	-
	Gains on sales of securities	28,064
	Gains from derivatives, net	663
	Foreign exchange gains, net	-
	Others	-
Capital losses		33,721
	Losses from monetary trusts, net	-
	Losses on investments in trading securities, net	-
	Losses on sales of securities	18,727
	Devaluation losses on securities	14,789
	Losses from derivatives, net	-
	Foreign exchange losses, net	204
	Others	-
Total capital gains/losses (B)		(4,993)
Core profit reflecting capital gains / losses (A+B)		8,959
Other one-time gains		1,284
	Ceding reinsurance recoveries	-
	Reversal of contingency reserve	1,284
	Others	-
Other one-time losses		(2)
	Reinsurance premiums	-
	Provision for contingency reserve	-
	Provision for specific reserve for possible loans losses	-
	Provision for specific reserve for loans to refinancing countries	-
	Write-off of loans	(2)
	Others	-
Other one-time gains/losses (C)		1,286
Ordinary profit (A+B+C)		10,246

[Reference]
Taiyo Life Unaudited Non-Consolidated Statements of Operations for the three months from July 1, 2008 to September 30, 2008

(Millions of yen)

	Three Months from July 1, 2008 to September 30, 2008
	Amount
Ordinary revenues	274,738
Income from insurance premiums	143,974
Insurance premiums	143,945
Ceded reinsurance recoveries	29
Investment income	63,563
Interest, dividends and income from real estate for rent	34,797
Interest income from deposits	10
Interest income and dividends from securities	24,382
Interest income from loans	7,547
Interest from real estate for rent	1,953
Other income from interest and dividends	903
Gains on sales of securities	28,064
Gains from derivatives, net	663
Other investment income	38
Other ordinary income	67,200
Income related to withheld insurance claims and other payments for future annuity payments	28
Income due to withheld insurance payments	6,317
Reversal of reserve for outstanding claims	586
Reversal of policy reserve	59,820
Other ordinary income	446
Ordinary expenses	264,492
Insurance claims and other payments	198,727
Insurance claims	64,839
Annuity payments	32,782
Insurance benefits	22,543
Surrender payments	24,682
Other payments	53,848
Reinsurance premiums	31
Provision for policy and other reserves	26
Interest portion of reserve for policyholder dividends	26
Investment expenses	36,656
Interest expenses	407
Losses on sales of securities	18,727
Devaluation losses on securities	14,789
Foreign exchange losses, net	204
Write-off of loans	(2)
Depreciation of real estate for rent	585
Other investment expenses	1,411
Losses on separate accounts, net	532
Operating expenses	18,695
Other ordinary expenses	10,387
Payments related to withheld insurance claims	6,964
Taxes	1,081
Depreciation	1,190
Provision for reserve for employees' retirement benefits	646
Other ordinary losses	504
Ordinary profit	10,246

(Millions of yen)

	Three Months from July 1, 2008 to September 30, 2008
	Amount
Extraordinary gains	1,005
Reversal of reserve for possible loan losses	1,005
Recoveries of bad debts previously written-off	0
Extraordinary losses	177
Losses on disposal of fixed assets	110
Provision for reserve for price fluctuations	67
Provision for reserve for policyholder dividends	3,259
Income before income taxes	7,814
Current income taxes	6,347
Deferred income taxes	(3,199)
Net income	4,666

Exhibit

The State of Investment in Securitized Products, Sub-prime Related Products and Others
(As of September 30, 2008)

1. Overseas Investments

(i) SPEs

(Billions of yen)

		Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs		-	-	-
	ABCP	-	-	-
	SIV	-	-	-
	Other products	-	-	-

Note: The above table shows the figures for SPEs to invest in securitized products and others.

(ii) CDO

(Billions of yen)

		Rating	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO			-	-	-
	ABS-CDO		-	-	-
		AAA	-	-	-
		AA	-	-	-
		A	-	-	-
		BBB and below	-	-	-
	CLO		-	-	-
		AAA	-	-	-
		AA	-	-	-
		A	-	-	-
		BBB and below	-	-	-
	CBO		-	-	-
	Other products		-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

	Rating	Fair value	(ref.) as of June 30, 2008	Net unrealized gains/losses	Realized gains/losses
CMBS		-	-	-	-
Japan		-	-	-	-
	AAA	-	-	-	-
	AA	-	-	-	-
	A	-	-	-	-
	BBB and below	-	-	-	-

(v) Leveraged Finance

(Billions of yen)

	Fair value	(ref.) as of June.30, 2008	Net unrealized gains/losses	Realized gains/losses
Leveraged Finance	-	-	-	-

(vi) Other products

<u>Hedge Fund:</u>

Offshore hedge funds amounted to 74.9 billion yen, and the impact of sub-prime crisis is so limited.
(Funds of hedge funds include hedge funds using strategies to invest in the sub-prime related products, and the fair value of those hedge funds came to 7.4 billion yen. However, the investment amount of sub-prime related products was actually so little.)

2. Domestic Investments

(i) SPEs

(Billions of yen)

		Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs		-	-	-
	ABCP	-	-	-
	SIV	-	-	-
	Other products	-	-	-

Note: The above table shows the figures for SPEs to invest in securitized products and others.

(ii) CDO

(Billions of yen)

		Rating	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO			9.1	(0.0)	0.0
	ABS-CDO		5.9	(0.0)	0.0
		AAA	2.9	(0.0)	0.0
		AA	3.0	-	0.0
		A	-	-	-
		BBB and below	-	-	-
	CLO		3.2	(0.0)	0.0
		AAA	2.9	(0.0)	0.0
		AA	0.2	0.0	0.0
		A	-	-	-
		BBB and below	-	-	-
	CBO		-	-	-
	Other products		-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

	Rating	Fair value	(ref.) as of June 30, 2008	Net unrealized gains/losses	Realized gains/losses
CMBS		11.2	11.5	(0.0)	0.0
Japan		11.2	11.5	(0.0)	0.0
	AAA	2.4	2.4	(0.0)	0.0
	AA	3.9	3.9	(0.0)	0.0
	A	4.7	5.0	(0.0)	0.0
	BBB and below	-	-	-	-

(v) Leveraged Finance

(Billions of yen)

	Fair value	(ref.) as of June 30, 2008	Net unrealized gains/losses	Realized gains/losses
Leveraged Finance	-	-	-	-

(vi) Other products

(Billions of yen)

	Fair Value	Net unrealized gains/losses	Realized gains/losses
RMBS	193.8	0.7	1.9
AAA	188.3	0.6	1.8
Securities issued by Japan Housing Finance Agency	57.1	(0.3)	0.5
AA	5.0	0.1	0.0
A	0.4	(0.0)	0.0
BBB	-	-	-
BB and below	-	-	-
Other products (note)	93.3	(0.0)	0.9
AAA	4.2	0.0	0.0
AA	55.9	(0.0)	0.4
A	15.4	(0.0)	0.0
BBB	2.0	-	0.0
None (apartment loans securitized by Taiyo)	15.6	-	0.3

Notes:

1. *RMBS are backed with domestic residential mortgages in Japan Housing Finance Agency and domestic finance institutions.*

2. Other products include credit card-backed securities, lease-backed securities, credit linked loans and apartment loans.

Hedge Fund:

In domestic hedge funds, there are no hedge funds using strategies to invest in the sub-prime related products. The fair value of domestic hedge funds amounts to 2.7 billion yen.

Notes:

1. Realized gains/losses include interest, dividends and income from real estate for rent in addition to gains/losses on sales of securities.

2. Rating is based on JCR, R&I, S&P and Moody's. If there is more than one rating, lower rating is showed.

November 19, 2008
Taiyo Life Insurance Company

Supplementary Data for the Six Months Ended September 30, 2008
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

		Six Months Ended September 30, 2008	% Change from Fiscal Year Ended March 31, 2008	% Change from Six Months Ended September 30, 2007	Fiscal Year Ended March 31, 2008	Six months Ended September 30, 2007
Annualized premiums of new policies	(MY)	16,909	-	2.9	32,768	16,428
3rd sector products	(MY)	4,226	-	(9.6)	9,548	4,673
Annualized premiums of total policies	(MY)	625,337	(1.9)	(3.7)	637,368	649,304
3rd sector products	(MY)	110,291	(0.7)	(1.0)	111,075	111,428
Income from insurance premiums	(MY)	316,237	-	(4.3)	635,739	330,321
Individual insurance and annuities	(MY)	264,724	-	(2.5)	532,087	271,542
Group insurance and annuities	(MY)	50,815	-	(12.6)	102,178	58,117
New policy amount	(MY)	778,691	-	7.5	1,474,153	724,038
Policy amount in force	(MY)	17,069,809	(0.7)	(1.7)	17,182,229	17,367,005
Surrender and lapse amount	(MY)	597,977	-	(13.8)	1,348,619	693,536
Surrender and lapse rate	(%)	3.48	-	(0.45) points	7.64	3.93

Notes:
1. The above figures excluding income from insurance premiums represent total amounts of individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. The annualized premiums are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

(2) Assets

		As of September 30, 2008	% Change from March 31, 2008	% Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Total assets	(MY)	5,968,672	(3.5)	(8.9)	6,185,591	6,549,192
Adjusted net asset	(MY)	467,605	(29.1)	(47.7)	659,726	893,331
Adjusted net asset/ General account assets	(%)	7.8	(2.9) points	(5.9) points	10.7	13.7
Solvency margin ratio	(%)	881.5	(119.1) points	(272.4) points	1,000.6	1,153.9

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Negative Spread

		Six Months Ended September 30, 2008	% Change from Fiscal Year Ended March 31, 2008	% Change from Six Months Ended September 30, 2007	Fiscal Year Ended March 31, 2008	Six Months Ended September 30, 2007
Core profit	(MY)	23,555	-	(22.9)	53,063	30,542

		Fiscal Year Ending March 31, 2009 (Forecast)	Fiscal Year Ended March 31, 2008
Negative spread	(MY)	25,000	17,602

(4) Policy and Other Reserves

		As of September 30, 2008	Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Policy reserve	(MY)	5,441,990	(108,043)	(172,350)	5,550,033	5,614,340
General account	(MY)	5,441,491	(108,016)	(172,258)	5,549,507	5,613,750
Separate account	(MY)	498	(27)	(91)	525	590
Reserve for price fluctuations	(MY)	63,451	155	10,492	63,296	52,959
Contingency reserve	(MY)	101,607	(374)	16,889	101,982	84,718
Contingency reserve 1	(MY)	36,179	(320)	(534)	36,499	36,713
Contingency reserve 2	(MY)	57,500	-	17,500	57,500	40,000
Contingency reserve 3	(MY)	12	-	0	12	11
Contingency reserve 4	(MY)	7,915	(53)	(76)	7,969	7,992
Contingency reserve fund	(MY)	-	-	-	-	-
Price fluctuation reserve fund	(MY)	-	-	-	-	-
Appropriated retained earnings for general purpose	(MY)	40,000	-	-	40,000	40,000

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2. The figures of contingency reserve 1 and 4 are a write-off of the excess amount of contingency reserves.

(5) Unrealized Gains/ Losses

		As of September 30, 2008	Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Securities	(MY)	76,502	(190,187)	(471,402)	266,689	547,905
Domestic stocks	(MY)	93,174	(117,397)	(355,461)	210,571	448,636
Domestic bonds	(MY)	37,854	(25,309)	25,968	63,164	11,886
Foreign securities	(MY)	(45,076)	(45,801)	(127,496)	725	82,420
Real Estate (domestic land and lease)	(MY)	36,053	245	23,127	35,807	12,925

(6) Investment for the Six Months Ended September 30, 2008

		Net Increase (decrease)	Second Half Year Ending March 31, 2009 (Planned)
Domestic stocks	(MY)	(37,861)	decrease
Domestic bonds	(MY)	(182,331)	Level-Off
Foreign stocks	(MY)	70,652	decrease
Foreign bonds	(MY)	26,306	Level-Off
Real estate	(MY)	(984)	Level-Off

Note: Net increase (decrease) is based on carrying value before mark-to-market.

(7) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even

		As of September 30, 2008	
NIKKEI average	(yen)	approx.	8,900
TOPIX	(point)	approx.	850
Domestic bonds	(%)	approx.	1.64
Foreign securities	(yen)	approx.	109

Notes:

1. These figures are calculated based on asset holdings as of September 30, 2008 assuming that our asset portfolio is the same as those of the NIKKEI average, TOPIX, 10-Year JGB and U.S .dollar / yen rate. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

2. The indices for domestic bonds are calculated on a 10-Year JGB yield basis (as of September 30, 2008: 1.480%).

3. The indice of foreign securities is calculated based on a U.S. dollar/yen rate basis (as of September 30 2008: 103.57 yen). The average rate of a U.S. dollar/yen exchange was approx. 106 yen. The zero level of foreign exchange on foreign securities is equivalent to that of exchange gains/losses on foreign securities.

(8) Performance Forecast for the Fiscal Year Ending March 31, 2009

		Fiscal Year Ending March 31, 2009
Income from insurance premiums	(MY)	640,000
Core profit	(MY)	41,000
Policy amount in force	(MY)	17,240,000
Annualized premiums of total policies	(MY)	620,000

(9) Cross Holdings with Domestic Banks

a. Contributions from Domestic Banks

		As of September 30, 2008
Funds	(MY)	-
Subordinated loans and debentures	(MY)	30,000

b. Contributions to Domestic Banks

		As of September 30, 2008
Bank stocks	(MY)	66,334
Subordinated loans and debentures	(MY)	290,747

(10) Number of Employees

		As of September 30, 2008	% Change from March 31, 2008	% Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
In-house sales representatives	(number)	7,732	1.5	(1.0)	7,619	7,807
Administrative personnel	(number)	3,100	5.9	4.7	2,927	2,961

(11) OTC Sales through Banks

(Millions of yen)

		Six Months Ended September 30, 2008	% Change from September 30, 2007	Fiscal Year Ended March 31, 2008	Six Months Ended September 30, 2007	Total Sales since October 2002 (Lifting of ban on sales of individual annuities)
Fixed annuities	Number	633	-	55	-	688
	Amount	1,470	-	86	-	1,556

Notes:

1.The Credit union begun to sell the products at OTC Sales in January, 2008.

2.The product at OTC Sales is the lump-sum fixed annuity only.

(12) The State of Investment in Securitized Products, Sub-prime related Products and Others

(Billions of yen)

		As of September 30, 2008			
		Fair Value	As of March 31, 2008	Net unrealized gains/losses	Realized gains/losses
Total		307.6	304.8	0.6	3.0
[Foreign Investments]		[-]	[-]	[-]	[-]
[Domestic Investments]		[307.6]	[304.8]	[0.6]	[3.0]
[Sub-prime related]		[-]	[-]	[-]	[-]
	SPEs	-	-	-	-
	CDO	9.1	9.3	(0.0)	0.0
	Other sub-prime and ALT-A exposure	-	-	-	-
	CMBS	11.2	12.5	(0.0)	0.0
	Leveraged Finance	-	-	-	-
	RMBS	193.8	195.1	0.7	1.9
	Credit linked notes/loans	71.0	67.0	-	0.5
	Others	22.3	20.8	(0.0)	0.4

Notes:

1. Regarding the investment in securitized products, the backed assets are all domestic loans which are not sub-prime related products.

2.Offshore hedge funds amounted to 77.7 billion yen, and the impact of sun-prime crisis is so limited. Although funds of hedge funds include hedge funds using strategies to invest in the sub-prime related products, the fair value of its hedge funds came to 7.4 billion yen and its investment amount was a little.

3.Realized gains /losses include interest, dividends and income from real estate for rent and gains/losses on sales of securities.

File No.82-34783

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2008)

November 19, 2008

RECEIVED 2008 DEC 22 P 12:23

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2008 (April 1, 2008 - September 30, 2008)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Six months ended September 30, 2008	¥629,749 million	10.3	¥25,325 million	(63.5)	¥53,785 million	(20.2)	¥4,118 million	(84.8)
Six months ended September 30, 2007	¥570,743 million	8.8	¥69,458 million	28.5	¥67,375 million	12.8	¥27,017 million	38.5

	Net Income Per Share
Six months ended September 30, 2008	¥2,745.98
Six months ended September 30, 2007	¥18,011.59

Notes:

1. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
2. % changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of September 30, 2008	¥5,762,898 million	¥282,253 million	4.9%	¥188,169.27
As of March 31, 2008	¥6,047,881 million	374,410 million	6.2%	¥249,606.91

Note: Shareholder's equity: as of September 30, 2008: ¥282,253 million; as of March 31, 2008: ¥374,410 million.

2. Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Daido Life's forecasts are omitted. Please refer to T&D Holdings' *"Forecasts for the Year Ending March 31, 2009"* section in *"Financial Summary for the Six Months ended September 30, 2008"*.

3. Others

(1) Significant Changes in Accounting Principle and Procedure and Changes in Presentation Method for Interim Financial Statements:

1. Changes due to the revision of accounting standards: Applicable
2. Changes due to other factors : None

Note: Please refer to T&D Holdings' "Financial Review 5. Others" section in "Financial Summary for the Six Months ended September 30, 2008".

(2) Number of Outstanding Shares (Common Stock):

1. Number of outstanding shares including treasury stock at the end of the term: as of September 30, 2008: 1,500,000; as of March 31, 2008: 1,500,000
2. Number of treasury stock at the end of the period: None
3. Average number of outstanding shares during the term: for the six months ended September 30, 2008: 1,500,000; for the six months ended September 30, 2007: 1,500,000

Daido Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2008	As of March 31, 2008
Assets:		
Cash and deposits	173,483	169,470
Cash	47	79
Deposit	173,435	169,391
Call loans	66,900	127,800
Monetary claims purchased	347,841	270,089
Monetary trusts	66,270	104,603
Securities	3,929,557	4,159,633
Government bonds	555,412	545,191
Municipal bonds	726,583	770,384
Corporate bonds	1,063,012	1,078,512
Domestic stocks	319,186	375,682
Foreign securities	630,966	653,482
Other securities	634,394	736,380
Loans	864,139	890,392
Policy loans	85,281	83,103
Commercial loans	778,858	807,289
Tangible fixed assets	139,030	140,434
Land	77,872	78,045
Buildings	59,797	61,013
Construction in progress	14	14
Other tangible fixed assets	1,345	1,361
Intangible fixed assets	7,959	8,634
Software	6,848	7,520
Other intangible fixed assets	1,110	1,113
Due from agencies	1,241	1,381
Due from reinsurers	261	708
Other assets	69,059	131,583
Accounts receivable	31,939	91,442
Prepaid expenses	3,242	1,285
Accrued income	15,606	17,129
Deposit for rent	3,919	3,802
Derivatives	11,753	15,204
Suspense payable	617	625
Other assets	1,981	2,093
Deferred tax assets	98,066	44,178
Reserve for possible loan losses	(912)	(1,029)
Total assets	5,762,898	6,047,881

(Millions of yen)

	As of September 30, 2008	As of March 31, 2008
Liabilities:		
Policy reserves	5,264,441	5,392,173
Reserve for outstanding claims	48,405	48,481
Policy reserve	5,096,265	5,216,507
Reserve for policyholder dividends	119,770	127,184
Due to reinsurers	254	388
Short-term debenture	19,985	27,971
Other liabilities	43,466	101,827
Income taxes payable	2,336	3,873
Accounts payable	17,173	73,506
Accrued expenses	9,859	10,351
Unearned income	3,231	3,495
Deposit received	530	584
Guarantee deposits	6,673	6,642
Margin for futures contracts	6	-
Derivatives	1,032	495
Suspense receipt	2,621	2,878
Reserve for bonuses to directors and corporate auditors	34	74
Reserve for employees' retirement benefits	75,709	75,555
Reserve for directors' and corporate auditors' retirement benefits	1,899	1,921
Reserve for price fluctuations	74,853	73,558
Total liabilities	5,480,644	5,673,470
Net assets:		
Common stock	75,000	75,000
Capital surplus	54	54
Retained earnings	182,750	186,790
Legal reserve for future losses	12,769	11,137
Other retained earnings	169,980	175,652
Provision for advanced depreciation on real estate	1,559	1,559
General reserve	150,000	130,000
Unappropriated retained earnings	18,421	44,092
Total stockholders' equity	257,804	261,844
Net unrealized gains on securities	23,901	111,873
Gains on deferred hedge	548	692
Total valuation and translation adjustments	24,449	112,566
Total net assets	282,253	374,410
Total liabilities and net assets	5,762,898	6,047,881

Daido Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008
Ordinary revenues	570,743	629,749
Income from insurance premiums	419,553	414,386
Insurance premiums	419,114	414,004
Ceded reinsurance recoveries	438	382
Investment income	106,801	91,563
Interest, dividends and income from real estate for rent	80,521	72,964
Interest income from deposits	3,786	2,753
Interest income and dividends from securities	61,092	53,702
Interest income from loans	9,412	9,680
Interest from real estate for rent	3,708	3,957
Other income from interest and dividends	2,522	2,871
Gains from monetary trust, net	8,738	149
Gains on investment in trading securities, net	3,588	-
Gains on sales of securities	9,474	17,118
Gains from derivatives, net	1,244	-
Other investment income	1,418	1,330
Gains on separate accounts, net	1,816	-
Other ordinary income	44,387	123,799
Income related to withheld insurance claims and other payments for future annuity payments	229	547
Income due to withheld insurance payments	1,464	1,731
Reversal of reserve for outstanding claims	5,438	76
Reversal of policy reserve	34,807	120,241
Other ordinary income	2,447	1,201
Ordinary expenses	501,284	604,424
Insurance claims and other payments	407,882	481,900
Insurance claims	152,383	174,119
Annuity payments	14,274	15,181
Insurance benefits	92,524	86,193
Surrender payments	124,561	152,026
Other payments	23,683	53,955
Reinsurance premiums	454	423
Provision for policy and other reserves	409	393
Interest portion of reserve for policyholder dividends	409	393
Investment expenses	27,945	55,618
Interest expenses	140	105
Losses on Investment in trading securities	-	8,052
Losses on sales of securities	3,648	1,763
Devaluation losses on securities	11,769	24,835
Losses from derivatives, net	-	7,356
Foreign exchange losses, net	3,041	2,389
Provision for reserve for possible loan losses	24	-
Write-off of loans	121	2
Depreciation of real estate for rent	1,638	1,586
Other investment expenses	7,561	6,041
Losses on separate accounts, net	-	3,484
Operating expenses	57,369	58,450
Other ordinary expenses	7,677	8,061
Payments related to withheld insurance claims	1,526	1,522
Taxes	3,367	3,347
Depreciation	2,158	2,153
Provision for reserve for employees' retirement benefits	323	154
Other ordinary losses	301	883
Ordinary profit	69,458	25,325

(Millions of yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008
Extraordinary gains	5,073	757
Gains on disposal of fixed assets	5,058	647
Reversal of reserve for possible loan losses	-	94
Recoveries of bad debts previously written-off	15	15
Extraordinary losses	6,200	1,826
Losses on disposal of fixed assets	2,627	531
Provision for reserve for price fluctuations	3,573	1,294
Provision for reserve for policyholder dividends	18,599	10,678
Income before income taxes	49,732	13,576
Current income taxes	26,097	13,542
Deferred income taxes	(3,381)	(4,084)
Net income	27,017	4,118

Supplementary Materials for the Six Months Ended September 30, 2008

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights

(1) Total Policy Amount in Force ······ P3
(2) New Policy Amount ······ P3
(3) Annualized Premiums ······ P4
(4) Average Amount of New Policies and Amount in Force (Individual Insurance) ······ P4
(5) New Policy Rate ······ P4
(6) Surrender and Lapse Rate ······ P4
(7) Surrender and Lapse Amount ······ P5
(8) Average Premium Amount of Individual Insurance New Policies (Monthly Premium) ······ P5
(9) Average Assumed Investment Yield and Negative Spread ······ P5
(10) Mortality Rate for Individual Insurance ······ P5
(11) Reserve for Outstanding Claims ······ P6
(12) Policy Reserve ······ P6
(13) Policy Reserve Calculating Methods and Ratios ······ P6
(14) Other Reserves ······ P7
(15) Insurance Premium ······ P7
(16) Insurance Claims ······ P8
(17) Annuity Payments ······ P8
(18) Insurance Benefits ······ P8
(19) Surrender Payments ······ P8
(20) Operating Expenses ······ P9
(21) Operating Expense Ratio (Against Insurance Premiums) ······ P9

2. Status of General Account Assets

(1) Investment Performance ······ P10
(2) Asset Composition ······ P11
(3) Changes in the Amount of Assets by Categories ······ P11
(4) Investment Income ······ P12
(5) Investment Expenses ······ P12
(6) Net Investment Income ······ P13
(7) Investment Income and Average Daily Balance by Asset Categories ······ P13
(8) Securities ······ P14
(9) Securities by Contractual Maturity Dates ······ P15
(10) Stock Holdings by Industry ······ P16
(11) Loans ······ P17

(12) Loans by Contractual Maturity Dates ··· P17
(13) Loans to Domestic Companies by Company Size ··· P17
(14) Loans by Industry ··· P18
(15) Foreign Investments ··· P19
(16) Fair Value Information on Securities and Others ··· P20
1) Valuation gains (losses) on trading securities ··· P20
2) Fair value information on securities (except trading securities) ··· P21
3) Fair value information on monetary trusts ··· P26
4) Fair value information on real estate ··· P28
5) Fair value information on derivative transactions ··· P29

3. Status of Separate Account Assets
(1) Balance of Separate Account Assets ··· P32
(2) Status of Individual Variable Insurance (Separate accounts) ··· P32
(3) Status of Individual Variable Annuities (Separate accounts) ··· P34
(4) Status of Non-participating Individual Variable Annuities (Separate accounts) ··· P40

4. Reconciliation to Core Profit and Ordinary Profit
(1) Reconciliation to Core Profit ··· P42
(2) Reconciliation to Ordinary Profit ··· P43

5. Disclosed Claims Based on Insurance Business Law Standard ··· P44

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines) ··· P44

7. Solvency Margin Ratio ··· P46

8. Adjusted Net Assets ··· P46

[Reference] Business Results for the three months from July 1, 2008 to September 30, 2008 ··· P47

[Exhibit] The State of Investment in Securitized Products, Sub-prime Related Products and Others

1. Business Highlights

(1) Total Policy Amount in Force

(Number, 100 Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008						As of March 31, 2008	
	Number	Amount	Number			Amount			Number	Amount
				% Change	% change from Previous FYE		% Change	% change from Previous FYE		
Individual insurance	1,947,425	386,573	1,888,012	96.9	98.3	383,562	99.2	99.2	1,921,637	386,485
Individual term life insurance	1,455,575	360,991	1,427,100	98.0	98.7	359,722	99.6	99.4	1,445,639	361,753
Individual annuities	156,118	12,492	158,361	101.4	100.3	12,398	99.2	99.3	157,832	12,485
Subtotal	2,103,543	399,066	2,046,373	97.3	98.4	395,961	99.2	99.2	2,079,469	398,971
Group insurance	-	117,426	-	-	-	119,446	101.7	98.5	-	121,213
Group annuities	-	18,864	-	-	-	16,633	88.2	91.8	-	18,112

Notes:

1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number, 100 Millions of yen, %)

Category	Six Months Ended September 30, 2007			
	Number	Amount		
			New Policies	Increase from Conversion
Individual insurance	107,139	23,919	23,907	12
Individual term life insurance	91,816	23,560	23,547	12
Individual annuities	4,518	338	339	0
Subtotal	111,657	24,257	24,246	11
Group insurance	-	850	850	
Group annuities	-	0	0	

(Number, 100 Millions of yen, %)

Category	Six Months Ended September 30, 2008					
	Number		Amount			
		% Change		% Change	New Policies	Increase from Conversion
Individual insurance	91,277	85.2	20,518	85.8	20,540	(21)
Individual term life insurance	77,003	83.9	20,163	85.6	20,185	(22)
Individual annuities	4,111	91.0	324	96.0	324	0
Subtotal	95,388	85.4	20,843	85.9	20,865	(21)
Group insurance	-	-	147	17.3	147	
Group annuities	-	-	0	360.9	0	

(Number, 100 Millions of yen, %)

Category	Year Ended March 31, 2008			
	Number	Amount		
			New Policies	Increase from Conversion
Individual insurance	201,570	45,625	45,628	(3)
Individual term life insurance	170,467	44,898	44,901	(2)
Individual annuities	9,718	717	718	0
Subtotal	211,288	46,342	46,346	(4)
Group insurance	-	5,942	5,942	
Group annuities	-	0	0	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

[Reference] Surrender and Lapse Rate without Adjustments

(%)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year ended March 31, 2008
Individual insurance and annuities	4.49	4.75	8.93

Note: The figures of the six months ended September 30, 2007 and 2008 are not annualized.

(7) Surrender and Lapse Amount

(Number, Millions of yen, %)

Category	Six Months Ended September 30, 2007			
	Number		Amount	
		% Change		% Change
Individual insurance	96,019	98.0	1,755,790	101.0
Individual annuities	2,991	106.7	27,326	100.8
Subtotal	99,010	98.3	1,783,116	101.0
Group insurance	-	-	4,581	10.3

(Number, Millions of yen, %)

Category .	Six Months Ended September 30, 2008				Year ended March 31, 2008	
	Number		Amount		Number	Amount
		% Change		% Change		
Individual insurance	98,949	103.1	1,865,741	106.3	189,362	3,493,820
Individual annuities	3,184	106.5	30,848	112.9	6,056	56,206
Subtotal	102,133	103.2	1,896,590	106.4	195,418	3,550,027
Group insurance	-	-	59,800	1,305.2	-	10,029

(8) Average Premium Amount of Individual Insurance New Policies (Monthly Premium)

(Yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year ended March 31, 2008
Average Premium Amount	266,041	257,726	271,812

Note: The above figures do not include increase from conversion.

(9) Average Assumed Investment Yield and Negative Spread

(Millions of yen, %)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Amount of negative spread	-	-	-
Investment yield on core profit (annualized)	2.92%	2.71%	2.90%
Average assumed investment yield (annualized)	2.48%	2.43%	2.46%
Individual insurance and annuities	3.18%	3.04%	3.11%
Policy reserve in general account	5,026,566	4,954,534	4,984,477

Notes:

1. Negative spread is calculated by the following method:

For the six months ended September 30, 2008 and 2007: (Investment yield on core-profit-average assumed investment yield) x policy reserves in general accounts x 1/2

For the year ended March 31, 2008: (Investment yield on core-profit-average assumed investment yield) x policy reserves in general accounts

The figure of the six months ended September 30, 2007 is positive spread of 11,026 million yen.

The figure of the six months ended September 30, 2008 is positive spread of 7,050 million yen.

The figure of the year ended March 31, 2008 is positive spread of 21,758 million yen.

2. Investment yield on core profit is calculated by the following method:

(Net investment gains / losses (general account only) in core profit - interest portion of reserve for policyholder dividends) / policy reserves in general account.

3. Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.

4. Investment yield for the six months ended September 30, 2007 and 2008 is annualized.

5. Policy reserves in general accounts are calculated by the following method:

(Policy reserves at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*

**Policy reserves represent policy reserves within general accounts except contingency reserve.*

(10) Mortality Rate for Individual Insurance

(‰)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Rate based on number of policies	1.96	1.98	4.01
Rate based on policy amount	1.89	1.94	3.85

Note: The figures of the six months ended September 30, 2007 and 2008 are not annualized.

(11) Reserve for Outstanding Claims

(Millions of yen)

Category		As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Insurance claims	Death benefits	23,431	25,141	26,165
	Accidental death benefits	467	949	729
	Disability benefits	6,322	11,788	11,177
	Maturity benefits	2,272	846	1,025
	Others	59	54	64
	Subtotal	32,553	38,779	39,162
Annuity payments		177	89	128
Insurance benefits		4,090	4,535	5,222
Surrender payments		3,735	4,517	3,609
Total		40,947	48,405	48,481

(12) Policy Reserve

(Millions of yen)

Category			As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Policy reserve (excluding contingency reserve)	Individual insurance		2,801,924	2,842,663	2,822,633
		General Accounts	2,775,713	2,822,850	2,800,802
		Separate Accounts	26,210	19,813	21,830
	Individual annuities		476,983	492,107	485,076
		General Accounts	472,108	486,210	479,505
		Separate Account	4,875	5,897	5,570
	Group insurance		10,884	10,823	10,401
		General Accounts	10,884	10,823	10,401
		Separate Accounts	-	-	-
	Group Annuity		1,886,070	1,662,938	1,810,883
		General Accounts	1,777,324	1,627,223	1,721,735
		Separate Accounts	108,745	35,714	89,148
	Others		5,001	4,738	4,870
		General Accounts	5,001	4,738	4,870
		Separate Accounts	-	-	-
	Subtotal		5,180,863	5,013,272	5,133,865
		General Accounts	5,041,031	4,951,846	5,017,316
		Separate Accounts	139,831	61,425	116,549
Contingency reserve	Contingency reserve I		40,802	41,368	41,318
	Contingency reserve II		36,332	37,279	36,944
	Contingency reserve III		422	489	453
	Contingency reserve IV		3,995	3,856	3,925
	Subtotal		81,552	82,993	82,642
Total			5,262,415	5,096,265	5,216,507
	General accounts		5,122,583	5,034,840	5,099,958
	Separate accounts		139,831	61,425	116,549

(13) Policy Reserve Calculating Methods and Ratios

Category		As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Calculating Methods	Policies subject to standard policy reserve method	Standard policy reserve method	Standard policy reserve method	Standard policy reserve method
	Policies not subject to standard policy reserve method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "Amount of the company's policy reserve (excluding contingency reserve)" to "Policy reserve required by regulatory standards"		100%	100%	100%

Notes:

1. Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.

2 . The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 of 1996 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.

(14) Other Reserves

(Millions of yen)

Category		As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
		Amount	Increase (Decrease)	Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for Possible Loan Losses	General reserve	251	67	120	(55)	175	(8)
	Specific reserve	816	(43)	791	(62)	854	(5)
	Specific reserves for loans to refinancing countries	-	-	-	-	-	-
Reserve for bonuses to directors and corporate auditors		37	(26)	34	(39)	74	10
Reserve for employees' retirement benefits		75,298	576	75,709	154	75,555	832
Reserve for directors' and corporate auditors' retirement benefits		1,811	63	1,899	(22)	1,921	174
Reserve for price fluctuations		65,159	3,573	74,853	1,294	73,558	11,972

(15) Insurance Premium

1) Payment Method

(Millions of yen)

Category		Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Individual insurance		318,156	315,163	633,937
	Single premiums	8,853	8,054	17,886
	Annual payment	94,076	95,264	186,253
	Semi-annual payment	467	430	921
	Monthly payment	214,759	211,413	428,875
Individual annuities		16,903	16,409	35,560
	Single premiums	769	500	1,788
	Annual payment	2,292	2,132	5,986
	Semi-annual payment	65	77	126
	Monthly payment	13,775	13,699	27,658
Group insurance		19,282	18,484	41,966
Group annuities		63,740	63,298	128,792
Total		419,114	414,004	842,168

2) Year

(Millions of yen)

Category		Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Individual insurance and annuities	First year	45,883	41,525	88,945
	Second and subsequent year	289,176	290,047	580,552
	Sub total	335,059	331,573	669,498
Group insurance	First year	199	657	771
	Second and subsequent year	19,082	17,826	41,195
	Sub total	19,282	18,484	41,966
Group annuities	First year	140	138	298
	Second and subsequent year	63,600	63,159	128,494
	Sub total	63,740	63,298	128,792
Total	First year	46,238	42,335	90,045
	Second and subsequent year	372,875	371,669	752,122
	Total	419,114	414,004	842,168
	[% change]	[(2.9)]	[(1.2)]	[(2.6)]

(16) Insurance Claims

(Millions of yen)

Category	Six Months Ended September 30, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Death benefits	80,113	66,985	0	10,829	-	-	7	77,821	156,856
Accidental death benefits	840	616	-	94	-	-	-	710	1,668
Disability benefits	9,151	7,301	-	847	-	-	1	8,149	17,651
Maturity benefits	60,887	29,733	0	-	56,038	44	-	85,816	94,840
Others	1,390	-	-	-	1,577	-	44	1,621	1,425
Total	152,383	104,635	0	11,770	57,615	44	53	174,119	272,443

(17) Annuity Payments

(Millions of yen)

Six Months Ended September 30, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2008	Year Ended March 31, 2008
14,274	47	6,980	59	8,034	58	-	15,181	30,106

(18) Insurance Benefits

(Millions of yen)

Category	Six Months Ended September 30, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Death benefits	634	6	653	2	-	-	-	663	1,486
Hospitalization benefits	5,742	4,867	23	115	-	-	27	5,034	11,035
Operation benefits	3,334	3,226	13	-	-	-	-	3,239	6,741
Injury benefits	252	95	-	46	-	-	-	142	440
Survival benefits	757	480	-	-	-	24	-	504	2,274
Others	81,803	41	953	22	75,586	-	5	76,609	156,446
Total	92,524	8,718	1,644	186	75,586	24	33	86,193	178,426

(19) Surrender Payments

(Millions of yen)

Six Months Ended September 30, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2008	Year Ended March 31, 2008
124,561	117,877	8,298	-	25,644	205	-	152,026	253,823

(20) Operating Expenses

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Sales activity related expenses	15,946	15,018	31,256
In-house sales representative expenses	9,017	8,542	17,756
Sales agent expenses	6,616	6,193	12,898
Selection expenses	312	282	602
Sales administrative expenses	9,756	10,324	20,084
Administrative / operational expenses	9,629	10,118	18,843
Advertising expenses	126	205	1,241
General administrative expenses	31,666	33,106	62,829
Personnel expenses	9,854	10,571	19,451
Expenses for premium collection, computer systems, equipments, offices and others	20,518	21,748	41,230
[Donation / contribution and others]	[41]	[60]	[68]
Contribution to the Policyholder Protection Fund	440	-	440
Contribution to the Policyholder Protection Corporation	853	787	1,705
Total	57,369	58,450	114,170

Notes:

1. Selection expenses represent mainly expense for medical examinations at the time of contract.

2. The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.

3. The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.

(21) Operating Expense Ratio (Against insurance premiums)

Item	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Operating expense ratio	13.7%	14.1%	13.6%

2. Status of General Account Assets

(1) Investment Performance

As of September 30, 2008, general account assets amounted to ¥5,688.9 billion (¥5,916.1 billion), down ¥227.2 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the interim period ended September 30, 2008, Daido Life kept the exposure of bonds and loans same as the previous fiscal year. Daido increased the amount of alternative investments (categorized into "Foreign stocks") while decreasing the amount of investment trusts (categorized into "Other securities") which are mainly invested to foreign bonds and foreign stocks.

At the end of the interim period ended September 30, 2008, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 40.8% (39.5%); domestic stocks, 5.2% (5.8%); foreign securities, 10.8% (10.5%); other securities, 11.1% (12.4%); and loans, 15.2% (15.1%).

Investment income and expenses for the interim period ended September 30, 2008 amounted to ¥39.4 billion, mainly consisting of interest, dividends, and income from real estate for rent of ¥72.9 billion, gains on sales of securities of ¥17.1 billion, devaluation losses on securities of ¥24.8 billion, net losses on investment in trading securities of ¥8.0 billion, net losses from derivatives of ¥7.3 billion, other investment expense of ¥6.0 billion, foreign exchange losses of ¥2.3 billion, and losses of sales of securities of ¥1.7 billion.

(2) Asset Composition

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	316,719	5.2	239,242	4.2	294,085	5.0
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	242,739	4.0	347,841	6.1	270,089	4.6
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	96,775	1.6	66,270	1.2	104,603	1.8
Securities	4,336,720	70.7	3,858,594	67.8	4,033,285	68.2
Domestic bonds	2,455,227	40.0	2,318,589	40.8	2,339,611	39.5
Domestic stocks	421,784	6.9	297,607	5.2	340,609	5.8
Foreign securities	610,406	10.0	612,939	10.8	621,314	10.5
Foreign bonds	186,033	3.0	183,661	3.2	205,094	3.5
Foreign stocks, etc.	424,373	6.9	429,278	7.5	416,219	7.0
Other securities	849,302	13.8	629,457	11.1	731,750	12.4
Loans	915,123	14.9	864,139	15.2	890,392	15.1
Policy loans	80,332	1.3	85,281	1.5	83,103	1.4
Commercial loans	834,790	13.6	778,858	13.7	807,289	13.6
Property and equipment	140,140	2.3	137,684	2.4	139,073	2.4
Deferred tax assets	-	-	98,066	1.7	44,178	0.7
Other assets	87,010	1.4	78,053	1.4	141,519	2.4
Reserve for possible loan losses	(1,067)	(0.0)	(912)	(0.0)	(1,029)	(0.0)
Total assets	6,134,161	100.0	5,688,981	100.0	5,916,199	100.0
Foreign currency denominated assets	412,557	6.7	372,562	6.5	391,091	6.6

(3) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Cash and deposits, call loans	(122,064)	(54,842)	(144,698)
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	(52,565)	77,751	(25,215)
Securities under proprietary accounts	-	-	-
Monetary trusts	(4,071)	(38,333)	3,756
Securities	81,324	(174,690)	(222,110)
Domestic bonds	255,263	(21,021)	139,647
Domestic stocks	(71,688)	(43,001)	(152,863)
Foreign securities	(53,458)	(8,374)	(42,550)
Foreign bonds	(85,010)	(21,433)	(65,949)
Foreign stocks, etc.	31,552	13,058	23,399
Other securities	(48,791)	(102,292)	(166,343)
Loans	(17,851)	(26,252)	(42,582)
Policy loans	647	2,178	3,417
Commercial loans	(18,498)	(28,431)	(45,999)
Property and equipment	(5,316)	(1,388)	(6,383)
Deferred tax assets	-	53,887	44,178
Other assets	16,859	(63,466)	71,369
Reserve for possible loan losses	(24)	117	13
Total assets	(103,709)	(227,218)	(321,670)
Foreign currency denominated assets	(76,833)	(18,528)	(98,299)

(4) Investment Income

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Interests, dividends and income from real estate for rent	80,521	72,964	144,744
Interest income from deposits	3,786	2,753	6,529
Interest income and dividends from securities	61,092	53,702	106,641
Interest income from loans	9,412	9,680	18,735
Income from real estate for rent	3,708	3,957	7,678
Other income from interest and dividends	2,522	2,871	5,159
Gains on securities under proprietary accounts	-	-	-
Gains from monetary trusts, net	8,738	149	13,955
Gains on investments in trading securities, net	3,588	-	-
Gains on sale of securities	9,474	17,118	14,913
Gains on sale of domestic bonds	2	2	13
Gains on sale of domestic stocks	6,094	16,510	11,205
Gains on sale of foreign securities	3,377	602	3,694
Other	-	3	-
Gains on redemption of securities	-	-	-
Gains from derivatives, net	1,244	-	29,377
Foreign exchange gains, net	-	-	-
Other investment income	1,418	1,330	2,783
Total	104,985	91,563	205,775

(5) Investment Expenses

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Interest expense	140	105	265
Losses on securities under proprietary accounts	-	-	-
Losses from monetary trusts, net	-	-	-
Losses on investments in trading securities, net	-	8,052	25,192
Losses on sale of securities	3,648	1,763	10,086
Losses on sale of domestic bonds	0	347	81
Losses on sale of domestic stocks	221	184	5,888
Losses on sale of foreign securities	3,426	1,231	4,117
Other	-	-	-
Devaluation losses on securities	11,769	24,835	19,429
Devaluation losses on domestic bonds	-	-	-
Devaluation losses on domestic stocks	11,593	14,065	18,174
Devaluation losses on foreign securities	116	3,200	976
Other	60	7,569	278
Amortization of securities	-	-	-
Losses from derivatives, net	-	7,356	-
Foreign exchange losses, net	3,041	2,389	6,083
Provision for reserve for possible loan losses	24	-	-
Write-off of loans	121	2	121
Depreciation of real estate for rent	1,638	1,586	3,343
Other investment expenses	7,561	6,041	13,844
Total	27,945	52,134	78,366

(6) Net Investment Income

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Net investment income	77,039	39,429	127,408

[Reference] Breakdown of gains / losses from derivatives, net

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Interest-rate-related gains / losses	15	1,032	(992)
Currency-related gains / losses	(1,169)	(8,214)	27,639
Stock-related gains / losses	2,127	(174)	2,460
Bond-related gains / losses	270	-	270
Other gains / losses	-	-	-
Total	1,244	(7,356)	29,377

(7) Investment Income and Average Daily Balance by Asset Categories

1) Investment income by asset categories

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Cash and deposits, call loans	898	652	1,671
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	2,202	2,692	4,518
Securities under proprietary accounts	-	-	-
Monetary trusts	8,757	(1,076)	12,795
Securities	54,748	25,923	87,472
Domestic bonds	19,412	18,761	37,518
Domestic stocks	1,191	9,352	1,429
Foreign securities	22,037	(12,257)	29,316
Other securities	12,106	10,067	19,207
Loans	9,285	9,700	18,639
Commercial loans	7,491	7,876	15,056
Property and equipment	1,400	1,719	2,712
Total general accounts	77,039	39,429	127,408
Other than stocks	75,848	30,076	125,978
Foreign investments	22,710	(11,544)	30,570

2) Average daily balance

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Cash and deposits, call loans	314,517	220,223	286,772
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	275,694	338,617	261,775
Securities under proprietary accounts	-	-	-
Monetary trusts	60,378	93,148	79,105
Securities	3,886,199	3,888,625	3,928,563
Domestic bonds	2,401,571	2,313,059	2,421,965
Domestic stocks	246,384	218,357	244,693
Foreign securities	597,875	641,444	601,137
Other securities	640,367	715,763	660,766
Loans	922,898	878,710	906,217
Commercial loans	843,834	795,238	825,678
Property and equipment	144,082	138,026	142,102
Total general accounts	5,757,035	5,715,528	5,755,675
Other than stocks	5,510,650	5,497,170	5,510,982
Foreign investments	766,690	792,286	755,680

Notes:

1. Average daily balance represents the average daily balance on a book value basis.

2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

3. Above figures on derivative transactions are included in each asset category.

(8) Securities

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds	596,017	13.7	532,289	13.8	496,539	12.3
Municipal bonds	824,622	19.0	725,686	18.8	769,675	19.1
Corporate bonds	1,034,588	23.9	1,060,613	27.5	1,073,396	26.6
Public corporation bonds	538,637	12.4	587,867	15.2	579,648	14.4
Domestic stocks	421,784	9.7	297,607	7.7	340,609	8.4
Foreign securities	610,406	14.1	612,939	15.9	621,314	15.4
Foreign bonds	186,033	4.3	183,661	4.8	205,094	5.1
Foreign stocks, etc.	424,373	9.8	429,278	11.1	416,219	10.3
Other securities	849,302	19.6	629,457	16.3	731,750	18.1
Total	4,336,720	100.0	3,858,594	100.0	4,033,285	100.0
Subordinated debentures	61,419	1.4	73,693	1.9	70,000	1.7

Securities by holding purposes categories

(Millions of yen)

Category	As of September 30, 2007				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	-	596,017	-	596,017
Municipal bonds	-	-	824,622	-	824,622
Corporate bonds	-	5,220	1,029,367	-	1,034,588
Public corporation bonds	-	-	538,637	-	538,637
Domestic stocks	-	-	420,391	1,392	421,784
Foreign securities	189,977	-	420,428	-	610,406
Foreign bonds	-	-	186,033	-	186,033
Foreign stocks, etc.	189,977	-	234,395	-	424,373
Other securities	-	-	849,302	-	849,302
Total	189,977	5,220	4,140,129	1,392	4,336,720

(Millions of yen)

Category	As of September 30, 2008				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	-	532,289	-	532,289
Municipal bonds	-	-	725,686	-	725,686
Corporate bonds	-	5,214	1,055,399	-	1,060,613
Public corporation bonds	-	-	587,867	-	587,867
Domestic stocks	-	-	296,215	1,392	297,607
Foreign securities	152,968	-	459,971	-	612,939
Foreign bonds	-	-	183,661	-	183,661
Foreign stocks, etc.	152,968	-	276,309	-	429,278
Other securities	-	-	629,457	-	629,457
Total	152,968	5,214	3,699,019	1,392	3,858,594

(Millions of yen)

Category	As of March 31, 2008				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	-	496,539	-	496,539
Municipal bonds	-	-	769,675	-	769,675
Corporate bonds	-	5,217	1,068,178	-	1,073,396
Public corporation bonds	-	-	579,648	-	579,648
Domestic stocks	-	-	339,216	1,392	340,609
Foreign securities	159,782	-	461,531	-	621,314
Foreign bonds	-	-	205,094	-	205,094
Foreign stocks, etc.	159,782	-	256,437	-	416,219
Other securities	-	-	731,750	-	731,750
Total	159,782	5,217	3,866,893	1,392	4,033,285

(9) Securities by Contractual Maturity Dates

(Millions of yen)

Category	As of September 30, 2007						
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years*	Total
Government bonds	511,484	8,199	31,084	-	10,436	34,811	596,017
Municipal bonds	124,440	337,866	181,110	103,257	63,101	14,845	824,622
Corporate bonds	123,624	282,926	223,047	58,735	58,014	288,238	1,034,588
Domestic stocks	-	-	-	2,000	-	419,784	421,784
Foreign securities	25,891	80,103	36,066	41,569	102,936	323,838	610,406
Foreign bonds	25,774	72,574	16,318	12,898	29,354	29,114	186,033
Foreign stocks, etc.	116	7,529	19,748	28,671	73,582	294,724	424,373
Other securities	154	2,229	13,030	4,810	10,191	818,887	849,302
Total	785,594	711,325	484,341	210,372	244,680	1,900,405	4,336,720

(Millions of yen)

Category	As of September 30, 2008						
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years*	Total
Government bonds	453,807	30,140	2,439	-	10,629	35,272	532,289
Municipal bonds	249,849	215,719	91,953	107,114	37,956	23,094	725,686
Corporate bonds	133,071	296,783	105,223	54,245	156,837	314,451	1,060,613
Domestic stocks	-	-	2,000	-	-	295,607	297,607
Foreign securities	12,103	66,721	47,598	76,539	99,169	310,806	612,939
Foreign bonds	10,322	57,064	35,252	21,211	24,881	34,928	183,661
Foreign stocks, etc.	1,780	9,656	12,345	55,328	74,288	275,878	429,278
Other securities	125	5,632	7,911	8,119	4,085	603,583	629,457
Total	848,956	614,996	257,126	246,018	308,679	1,582,817	3,858,594

(Millions of yen)

Category	As of March 31, 2008						
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years*	Total
Government bonds	416,282	13,600	20,027	-	10,871	35,758	496,539
Municipal bonds	176,639	297,244	123,366	109,164	48,046	15,214	769,675
Corporate bonds	135,513	343,476	118,767	45,394	125,981	304,260	1,073,396
Domestic stocks	-	-	-	2,000	-	338,609	340,609
Foreign securities	26,403	66,768	33,409	65,531	118,848	310,352	621,314
Foreign bonds	26,403	56,618	18,098	30,742	37,564	35,667	205,094
Foreign stocks, etc.	-	10,150	15,311	34,789	81,284	274,684	416,219
Other securities	-	2,707	13,585	6,944	7,341	701,170	731,750
Total	754,839	723,797	309,156	229,035	311,090	1,705,365	4,033,285

**includes securities with maturity dates unfixed.*

(10) Stock Holdings by Industry

(Millions of yen, %)

Category		As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry		845	0.2	849	0.3	792	0.2
Mining		-	-	-	-	-	-
Construction		15,776	3.7	10,860	3.6	10,766	3.2
Manufacturing industries							
	Food products	9,775	2.3	7,561	2.5	9,235	2.7
	Textiles and clothing	10,170	2.4	6,069	2.0	7,620	2.2
	Pulp and paper	1,125	0.3	681	0.2	851	0.3
	Chemicals	13,121	3.1	10,040	3.4	10,072	3.0
	Medicals	38,890	9.2	27,124	9.1	28,518	8.4
	Oil and coal products	-	-	-	-	-	-
	Rubber products	9,676	2.3	4,463	1.5	6,421	1.9
	Glass and stone products	2,382	0.6	829	0.3	860	0.3
	Steel	1,839	0.4	1,187	0.4	1,352	0.4
	Non-steel metals	-	-	-	-	-	-
	Metal products	392	0.1	267	0.1	316	0.1
	Machinery	32,429	7.7	20,348	6.8	23,753	7.0
	Electric appliances	32,477	7.7	20,518	6.9	24,692	7.2
	Transportation vehicles	551	0.1	82	0.0	227	0.1
	Precision machinery	12,060	2.9	7,143	2.4	7,724	2.3
	Others	2,142	0.5	1,604	0.5	1,938	0.6
Electric and gas utilities		36,388	8.6	29,595	9.9	32,092	9.4
Transportation/ information telecommunications							
	Ground transportation	10,556	2.5	8,765	2.9	8,753	2.6
	Water transportation	8	0.0	8	0.0	8	0.0
	Air transportation	-	-	-	-	-	-
	Warehouses/ transportation	186	0.0	147	0.0	164	0.0
	Information/ telecommunications	13,837	3.3	8,328	2.8	11,829	3.5
Commerce							
	Wholesalers	8,746	2.1	3,409	1.1	6,050	1.8
	Retailers	2,881	0.7	1,755	0.6	1,900	0.6
Financial services / insurance							
	Banking	124,135	29.4	98,612	33.1	106,155	31.2
	Securities and commodity futures trading	13,677	3.2	2,799	0.9	10,346	3.0
	Insurance	4,267	1.0	2,435	0.8	3,214	0.9
	Other financial services	15,358	3.6	15,382	5.2	15,480	4.5
Real estate		4,242	1.0	3,242	1.1	5,723	1.7
Service companies		3,841	0.9	3,490	1.2	3,746	1.1
Total		421,784	100.0	297,607	100.0	340,609	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(11) Loans

(Millions of yen)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Policy loans	80,332	85,281	83,103
Policyholder loans	79,094	84,085	81,958
Premium loans	1,238	1,196	1,145
Commercial loans	834,790	778,858	807,289
[Loans to non-residents]	[9,895]	[11,012]	[11,227]
Loans to corporations	675,023	641,493	659,015
[Loans to domestic corporations]	[668,415]	[633,539]	[651,061]
Loans to Japanese government, government-related organizations and international organizations	8,655	7,076	7,940
Loans to Japanese local governments and public entities	9,934	9,473	9,666
Mortgage loans	13,658	12,172	12,953
Consumer loans	97,563	81,410	89,194
Others	29,955	27,232	28,519
Total	915,123	864,139	890,392

(12) Loans by Contractual Maturity Dates

(Millions of yen)

Category	As of September 30, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating-rate loans	24,905	15,257	12,634	10,454	14,030	24,016	101,299
Fixed-rate loans	122,044	201,762	235,222	91,196	56,983	26,281	733,491
Total	146,950	217,020	247,856	101,651	71,013	50,298	834,790

(Millions of yen)

Category	As of September 30, 2008						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating-rate loans	8,177	14,819	12,570	15,747	14,069	20,434	85,818
Fixed-rate loans	103,223	200,989	230,065	50,235	83,147	25,377	693,039
Total	111,401	215,808	242,636	65,982	97,216	45,811	778,858

(Millions of yen)

Category	As of March 31, 2008						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating-rate loans	11,824	15,471	12,627	10,486	15,706	22,193	88,310
Fixed-rate loans	111,278	196,796	246,720	52,193	91,665	20,323	718,978
Total	123,103	212,268	259,348	62,679	107,372	42,516	807,289

*Note: *"Due after Ten Years" includes loans with maturity dates unfixed.*

(13) Loans to Domestic Companies by Company Size

(Millions of yen, %)

Category		As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
			Percentage		Percentage		Percentage
Large corporations	Number of debtors	121	59.0	108	59.3	115	59.6
	Amount of loans	568,623	85.1	521,222	82.3	548,116	84.2
Medium-sized corporations	Number of debtors	-	-	1	0.5	-	-
	Amount of loans	-	-	3,565	0.6	-	-
Small corporations	Number of debtors	84	41.0	73	40.1	78	40.4
	Amount of loans	99,792	14.9	108,751	17.2	102,945	15.8
Total	Number of debtors	205	100.0	182	100.0	193	100.0
	Amount of loans	668,415	100.0	633,539	100.0	651,061	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(14) Loans by Industry

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Domestic Loans						
Manufacturing Industries	76,294	9.1	81,618	10.5	75,980	9.4
Food products	1,000	0.1	1,000	0.1	1,000	0.1
Textiles and clothing	5,000	0.6	5,000	0.6	5,000	0.6
Timber and wood products	-	-	-	-	-	-
Pulp and paper	-	-	-	-	-	-
Printing	-	-	-	-	-	-
Chemicals	11,153	1.3	12,929	1.7	11,901	1.5
Oil and coal	260	0.0	-	-	260	0.0
Ceramic and stone products	700	0.1	2,201	0.3	700	0.1
Steel	18,974	2.3	15,610	2.0	15,937	2.0
Non-steel metals	1,000	0.1	1,000	0.1	1,000	0.1
Metal products	5	0.0	3	0.0	4	0.0
Machinery	5,875	0.7	5,739	0.7	5,842	0.7
Electric appliances	16,701	2.0	18,700	2.4	16,701	2.1
Transportation vehicles	-	-	-	-	-	-
Precision machinery	5,600	0.7	5,500	0.7	3,500	0.4
Others	10,023	1.2	13,932	1.8	14,133	1.8
Agriculture	-	-	-	-	-	-
Forestry	-	-	-	-	-	-
Fisheries	-	-	-	-	-	-
Mining	-	-	-	-	-	-
Construction	3,063	0.4	808	0.1	2,890	0.4
Utilities	73,535	8.8	63,332	8.1	61,985	7.7
Information and telecommunications	14,655	1.8	16,599	2.1	16,292	2.0
Transportation	41,693	5.0	40,208	5.2	40,581	5.0
Wholesalers	65,424	7.8	65,516	8.4	69,405	8.6
Retailers	6,619	0.8	437	0.1	3,878	0.5
Financial services/ insurance	236,441	28.3	223,555	28.7	231,395	28.7
Real estate	87,111	10.4	81,290	10.4	86,349	10.7
Service companies	70,257	8.4	65,559	8.4	68,365	8.5
Local governments	8,760	1.0	8,212	1.1	8,393	1.0
Mortgage and consumer and others	141,039	16.9	120,706	15.5	130,544	16.2
Other	-	-	-	-	-	-
Total	824,894	98.8	767,846	98.6	796,061	98.6
Foreign Loans						
Governments, etc.	3,288	0.4	3,057	0.4	3,273	0.4
Financial institutions	1,607	0.2	2,954	0.4	2,954	0.4
Commerce and industry companies	5,000	0.6	5,000	0.6	5,000	0.6
Other	-	-	-	-	-	-
Total	9,895	1.2	11,012	1.4	11,227	1.4
Total	834,790	100.0	778,858	100.0	807,289	100.0

(15) Foreign Investments

1) Investments by asset category

a. Denominated in foreign currency (yen amount not fixed)

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	68,862	8.4	64,017	8.3	75,839	9.8
Foreign stocks	6,651	0.8	6,556	0.9	5,918	0.8
Non yen-denominated cash, cash equivalents and other assets	337,043	41.0	301,988	39.2	309,333	40.0
Total	412,557	50.2	372,562	48.4	391,091	50.6

b. Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	156,722	19.1	108,766	14.1	89,801	11.6
Total	156,722	19.1	108,766	14.1	89,801	11.6

c. Denominated in yen

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	9,895	1.2	11,012	1.4	11,227	1.5
Foreign bonds	117,170	14.3	119,643	15.5	129,255	16.7
Foreign stocks	88,388	10.8	122,314	15.9	103,516	13.4
Other	36,766	4.5	36,093	4.7	47,856	6.2
Total	252,221	30.7	289,063	37.5	291,856	37.8

d. Total

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Total foreign investments	821,501	100.0	770,392	100.0	772,748	100.0

2) Foreign currency denominated assets by currency

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
U.S. dollar	318,544	77.2	278,547	74.8	286,858	73.3
Euro	85,470	20.7	84,726	22.7	93,116	23.8
British pound	5,653	1.4	6,700	1.8	8,247	2.1
Canadian dollar	2,222	0.5	1,885	0.5	2,243	0.6
Australian dollar	666	0.2	702	0.2	624	0.2
Swiss franc	-	-	-	-	-	-
Swedish krone	-	-	-	-	-	-
Hong Kong dollar	-	-	-	-	-	-
Singapore dollar	-	-	-	-	-	-
Norwegian krone	-	-	-	-	-	-
Denmark krone	-	-	-	-	-	-
Total	412,557	100.0	372,562	100.0	391,091	100.0

3) Investments by region

(Millions of yen, %)

Category	As of September 30, 2007							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks, etc.			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	127,605	20.9	70,521	37.9	57,084	13.5	5,000	50.5
Europe	95,976	15.7	60,605	32.6	35,371	8.3	1,600	16.2
Oceania	2,530	0.4	2,530	1.4	-	-	-	-
Asia	-	-	-	-	-	-	138	1.4
Latin America	380,255	62.3	49,300	26.5	330,954	78.0	7	0.1
Middle East	-	-	-	-	-	-	-	-
Africa	962	0.2	-	-	962	0.2	-	-
International Organizations	3,075	0.5	3,075	1.7	-	-	3,150	31.8
Total	610,406	100.0	186,033	100.0	424,373	100.0	9,895	100.0

(Millions of yen, %)

Category	As of September 30, 2008							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks, etc.			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	123,042	20.1	70,443	38.4	52,598	12.3	5,000	45.4
Europe	95,601	15.6	58,673	31.9	36,928	8.6	2,954	26.8
Oceania	4,474	0.7	4,474	2.4	-	-	-	-
Asia	-	-	-	-	-	-	107	1.0
Latin America	384,943	62.8	47,017	25.6	337,926	78.7	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	1,824	0.3	-	-	1,824	0.4	-	-
International Organizations	3,052	0.5	3,052	1.7	-	-	2,950	26.8
Total	612,939	100.0	183,661	100.0	429,278	100.0	11,012	100.0

(Millions of yen, %)

Category	As of March 31, 2008							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks, etc.			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	138,929	22.4	79,801	38.9	59,128	14.2	5,000	44.5
Europe	104,423	16.8	66,025	32.2	38,397	9.2	2,954	26.3
Oceania	4,534	0.7	4,534	2.2	-	-	-	-
Asia	-	-	-	-	-	-	123	1.1
Latin America	368,984	59.4	51,658	25.2	317,325	76.2	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	1,368	0.2	-	-	1,368	0.3	-	-
International Organizations	3,074	0.5	3,074	1.5	-	-	3,150	28.1
Total	621,314	100.0	205,094	100.0	416,219	100.0	11,227	100.0

(16) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	189,977	2,350	152,968	(8,416)	159,782	(39,374)
Domestic bonds	-	-	-	-	-	-
Domestic stocks	-	-	-	-	-	-
Foreign bonds	-	-	-	-	-	-
Foreign stocks, etc.	189,977	2,350	152,968	(8,416)	159,782	(39,374)
Monetary trusts	-	-	-	-	-	-

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of yen)

Category	As of September 30, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,220	5,124	(96)	-	96
Domestic securities	5,220	5,124	(96)	-	96
Foreign securities	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,796,458	4,247,490	451,031	463,774	12,742
Domestic bonds	2,437,383	2,450,007	12,623	20,118	7,494
Domestic stocks	206,543	401,341	194,797	195,597	799
Foreign securities	218,210	222,867	4,657	6,471	1,813
Bonds	184,373	186,033	1,659	2,887	1,227
Stocks, etc.	33,836	36,834	2,998	3,583	585
Other securities	604,000	818,403	214,402	215,626	1,224
Monetary claims purchased	238,277	239,034	756	1,530	773
Certificates of deposit	53,000	53,000	-	-	-
Monetary trusts	39,042	62,836	23,794	24,430	636
Total	3,801,678	4,252,614	450,935	463,774	12,838
Domestic bonds	2,442,604	2,455,131	12,527	20,118	7,591
Domestic stocks	206,543	401,341	194,797	195,597	799
Foreign securities	218,210	222,867	4,657	6,471	1,813
Bonds	184,373	186,033	1,659	2,887	1,227
Stocks, etc.	33,836	36,834	2,998	3,583	585
Other securities	604,000	818,403	214,402	215,626	1,224
Monetary claims purchased	238,277	239,034	756	1,530	773
Certificates of deposit	53,000	53,000	-	-	-
Monetary trusts	39,042	62,836	23,794	24,430	636

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of September 30, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	222,150
Unlisted domestic stocks (excluding over-the-counter stocks)	19,050
Unlisted foreign stocks (excluding over-the-counter stocks)	0
Unlisted foreign bonds	-
Others	203,100
Total	223,543

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value

(Millions of yen)

Category	As of September 30, 2008				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,214	5,141	(73)	-	73
Domestic bonds	5,214	5,141	(73)	-	73
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,865,042	3,895,429	30,386	133,296	102,909
Domestic bonds	2,301,797	2,313,375	11,577	19,456	7,878
Domestic stocks	178,317	274,155	95,838	97,606	1,767
Foreign securities	319,473	309,327	(10,146)	2,605	12,751
Bonds	191,695	183,661	(8,033)	714	8,748
Stocks, etc.	127,778	125,666	(2,112)	1,890	4,003
Other securities	671,621	602,447	(69,174)	9,544	78,718
Monetary claims purchased	341,930	344,298	2,367	3,406	1,039
Certificates of deposit	40,000	40,000	-	-	-
Monetary trusts	11,901	11,825	(76)	677	754
Total	3,870,256	3,900,570	30,313	133,296	102,982
Domestic bonds	2,307,012	2,318,516	11,504	19,456	7,951
Domestic stocks	178,317	274,155	95,838	97,606	1,767
Foreign securities	319,473	309,327	(10,146)	2,605	12,751
Bonds	191,695	183,661	(8,033)	714	8,748
Stocks, etc.	127,778	125,666	(2,112)	1,890	4,003
Other securities	671,621	602,447	(69,174)	9,544	78,718
Monetary claims purchased	341,930	344,298	2,367	3,406	1,039
Certificates of deposit	40,000	40,000	-	-	-
Monetary trusts	11,901	11,825	(76)	677	754

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of September 30, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	192,690
Unlisted domestic stocks (excluding over-the-counter stocks)	22,059
Unlisted foreign stocks (excluding over-the-counter stocks)	0
Unlisted foreign bonds	-
Others	170,631
Total	194,083

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2008				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,217	5,146	(70)	-	70
Domestic bonds	5,217	5,146	(70)	-	70
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,847,655	4,011,578	163,922	209,611	45,688
Domestic bonds	2,303,599	2,334,393	30,794	33,972	3,178
Domestic stocks	202,332	317,084	114,751	118,091	3,340
Foreign securities	328,741	324,911	(3,830)	4,582	8,413
Bonds	206,343	205,094	(1,249)	2,510	3,759
Stocks, etc.	122,397	119,816	(2,580)	2,072	4,653
Other securities	683,957	700,358	16,400	44,646	28,245
Monetary claims purchased	261,161	266,640	5,479	5,787	308
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	22,862	23,189	327	2,530	2,202
Total	3,852,872	4,016,725	163,852	209,611	45,758
Domestic bonds	2,308,816	2,339,540	30,724	33,972	3,248
Domestic stocks	202,332	317,084	114,751	118,091	3,340
Foreign securities	328,741	324,911	(3,830)	4,582	8,413
Bonds	206,343	205,094	(1,249)	2,510	3,759
Stocks, etc.	122,397	119,816	(2,580)	2,072	4,653
Other securities	683,957	700,358	16,400	44,646	28,245
Monetary claims purchased	261,161	266,640	5,479	5,787	308
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	22,862	23,189	327	2,530	2,202

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. For the year ended March 31, 2008, the foreign preferred securities (cost/carrying value before mark-to-market: 91,342 million yen, current fair value: 90,651 million yen, net unrealized gains/losses: a loss of 690 million yen) classified as "b. securities without market value" was changed its category to "a. securities with market value"("Other securities" in "Available-for-sale securities").

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	178,964
Unlisted domestic stocks (excluding over-the-counter stocks)	22,132
Unlisted foreign stocks (excluding over-the-counter stocks)	0
Unlisted foreign bonds	-
Others	156,832
Total	180,357

Note: Securities included in jointly operated designated monetary trusts are not included herein.

c. Fair value information consisting of those stated in the previous table-b and foreign exchange and other gains (losses) for table-a.

(Millions of yen)

Category	As of September 30, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,220	5,124	(96)	-	96
Domestic bonds	5,220	5,124	(96)	-	96
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	1,392	1,392	-	-	-
Available-for-sale securities	4,018,609	4,495,000	476,391	489,723	13,331
Domestic bonds	2,437,383	2,450,007	12,623	20,118	7,494
Domestic stocks	225,593	420,391	194,797	195,597	799
Foreign securities	392,484	420,428	27,944	30,262	2,318
Bonds	184,373	186,033	1,659	2,887	1,227
Stocks, etc.	208,110	234,395	26,284	27,375	1,090
Other securities	632,827	849,302	216,475	217,783	1,308
Monetary claims purchased	238,277	239,034	756	1,530	773
Certificates of deposit	53,000	53,000	-	-	-
Monetary trusts	39,042	62,836	23,794	24,430	636
Total	4,025,222	4,501,517	476,295	489,723	13,427
Domestic bonds	2,442,604	2,455,131	12,527	20,118	7,591
Domestic stocks	226,986	421,784	194,797	195,597	799
Foreign securities	392,484	420,428	27,944	30,262	2,318
Bonds	184,373	186,033	1,659	2,887	1,227
Stocks, etc.	208,110	234,395	26,284	27,375	1,090
Other securities	632,827	849,302	216,475	217,783	1,308
Monetary claims purchased	238,277	239,034	756	1,530	773
Certificates of deposit	53,000	53,000	-	-	-
Monetary trusts	39,042	62,836	23,794	24,430	636

(Millions of yen)

Category	As of September 30, 2008				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,214	5,141	(73)	-	73
Domestic bonds	5,214	5,141	(73)	-	73
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	1,392	1,392	-	-	-
Available-for-sale securities	4,057,733	4,095,143	37,410	147,520	110,110
Domestic bonds	2,301,797	2,313,375	11,577	19,456	7,878
Domestic stocks	200,376	296,215	95,838	97,606	1,767
Foreign securities	463,681	459,971	(3,709)	15,924	19,634
Bonds	191,695	183,661	(8,033)	714	8,748
Stocks, etc.	271,985	276,309	4,323	15,210	10,886
Other securities	698,045	629,457	(68,587)	10,448	79,036
Monetary claims purchased	341,930	344,298	2,367	3,406	1,039
Certificates of deposit	40,000	40,000	-	-	-
Monetary trusts	11,901	11,825	(76)	677	754
Total	4,064,339	4,101,676	37,337	147,520	110,183
Domestic bonds	2,307,012	2,318,516	11,504	19,456	7,951
Domestic stocks	201,769	297,607	95,838	97,606	1,767
Foreign securities	463,681	459,971	(3,709)	15,924	19,634
Bonds	191,695	183,661	(8,033)	714	8,748
Stocks, etc.	271,985	276,309	4,323	15,210	10,886
Other securities	698,045	629,457	(68,587)	10,448	79,036
Monetary claims purchased	341,930	344,298	2,367	3,406	1,039
Certificates of deposit	40,000	40,000	-	-	-
Monetary trusts	11,901	11,825	(76)	677	754

(Millions of yen)

Category	As of March 31, 2008				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,217	5,146	(70)	-	70
Domestic bonds	5,217	5,146	(70)	-	70
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	1,392	1,392	-	-	-
Available-for-sale securities	4,026,620	4,201,723	175,103	228,501	53,397
Domestic bonds	2,303,599	2,334,393	30,794	33,972	3,178
Domestic stocks	224,465	339,216	114,751	118,091	3,340
Foreign securities	453,183	461,531	8,348	21,810	13,462
Bonds	206,343	205,094	(1,249)	2,510	3,759
Stocks, etc.	246,839	256,437	9,597	19,300	9,702
Other securities	716,348	731,750	15,402	46,308	30,906
Monetary claims purchased	261,161	266,640	5,479	5,787	308
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	22,862	23,189	327	2,530	2,202
Total	4,033,229	4,208,263	175,033	228,501	53,468
Domestic bonds	2,308,816	2,339,540	30,724	33,972	3,248
Domestic stocks	225,857	340,609	114,751	118,091	3,340
Foreign securities	453,183	461,531	8,348	21,810	13,462
Bonds	206,343	205,094	(1,249)	2,510	3,759
Stocks, etc.	246,839	256,437	9,597	19,300	9,702
Other securities	716,348	731,750	15,402	46,308	30,906
Monetary claims purchased	261,161	266,640	5,479	5,787	308
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	22,862	23,189	327	2,530	2,202

Note: Securities included in jointly operated designated monetary trusts are not included herein.

3) Fair value information on monetary trusts

(Millions of yen)

Category	As of September 30, 2007					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	72,981	96,775	96,775	-	-	-

(Millions of yen)

Category	As of September 30, 2008					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	66,346	66,270	66,270	-	-	-

(Millions of yen)

Category	As of March 31, 2008					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	104,276	104,603	104,603	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	-	-	-	-

(Millions of yen)

Category	As of March 31, 2008	
	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	-	-

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of yen)

Category	As of September 30, 2007					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	72,981	96,775	96,775	23,794	24,430	636
Investment type focused on bonds	-	-	-	-	-	-
Investment type focused on stocks	41,181	64,975	64,975	23,794	24,430	636
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-	-
Jointly-managed money trusts	31,800	31,800	31,800	-	-	-
Total	72,981	96,775	96,775	23,794	24,430	636

(Millions of yen)

Category	As of September 30, 2008					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	66,346	66,270	66,270	(76)	677	754
Investment type focused on bonds	-	-	-	-	-	-
Investment type focused on stocks	12,546	12,470	12,470	(76)	677	754
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-	-
Jointly-managed money trusts	53,800	53,800	53,800	-	-	-
Total	66,346	66,270	66,270	(76)	677	754

(Millions of yen)

Category	As of March 31, 2008					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	104,276	104,603	104,603	327	2,530	2,202
Investment type focused on bonds	-	-	-	-	-	-
Investment type focused on stocks	23,976	24,303	24,303	327	2,530	2,202
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-	-
Jointly-managed money trusts	80,300	80,300	80,300	-	-	-
Total	104,276	104,603	104,603	327	2,530	2,202

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

c. Fair value information for securities within monetary trusts in the previous table-a and b.

Monetary trusts within trading securities

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008	
	Carrying value	Net valuation gains (losses)	Carrying value	Net valuation gains (losses)
Trading securities	-	-	-	-

(Millions of yen)

Category	As of March 31, 2008	
	Carrying value	Net valuation gains (losses)
Trading securities	-	-

Monetary trusts within held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of yen)

Category	As of September 30, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	39,042	62,836	23,794	24,430	636
Domestic bonds	-	-	-	-	-
Domestic stocks	39,042	62,836	23,794	24,430	636
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign securities	-	-	-	-	-
Total	39,042	62,836	23,794	24,430	636

(Millions of yen)

Category	As of September 30, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	11,901	11,825	(76)	677	754
Domestic bonds	-	-	-	-	-
Domestic stocks	11,901	11,825	(76)	677	754
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign securities	-	-	-	-	-
Total	11,901	11,825	(76)	677	754

(Millions of yen)

Category	As of March 31, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	22,862	23,189	327	2,530	2,202
Domestic bonds	-	-	-	-	-
Domestic stocks	22,862	23,189	327	2,530	2,202
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign securities	-	-	-	-	-
Total	22,862	23,189	327	2,530	2,202

Note: Securities in jointly operated and designated monetary trusts are not included.

4) Fair value information on real estate

(Millions of yen)

Category	As of September 30, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	78,320	93,687	15,366	38,915	23,548
Leasehold	913	552	(360)	305	665
Total	79,233	94,240	15,006	39,220	24,214

(Millions of yen)

Category	As of September 30, 2008				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	77,872	113,218	35,345	53,777	18,432
Leasehold	913	607	(306)	388	694
Total	78,785	113,825	35,039	54,166	19,126

(Millions of yen)

Category	As of March 31, 2008				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	78,045	113,613	35,568	54,083	18,515
Leasehold	913	607	(306)	388	694
Total	78,958	114,220	35,262	54,472	19,209

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

5) Fair value information on derivative transactions
a. Gains (losses) on derivatives with and without hedge accounting

(Millions of yen)

Category	As of September 30, 2007					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	1,310	1,175	-	-	-	2,485
Hedge accounting not applied	81	2,420	-	-	-	2,502
Total	1,392	3,595	-	-	-	4,987

(Millions of yen)

Category	As of September 30, 2008					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	365	2,677	-	-	-	3,043
Hedge accounting not applied	(175)	7,529	322	-	-	7,677
Total	190	10,207	322	-	-	10,720

(Millions of yen)

Category	As of March 31, 2008					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	1,084	120	-	-	-	1,204
Hedge accounting not applied	(963)	14,468	-	-	-	13,504
Total	120	14,588	-	-	-	14,709

Notes:

1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of September 30, 2007: a gain of 1,175 million yen, as of September 30, 2008: a gain of 2,677 million yen, as of March 31, 2008: a gain of 120 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

b. Interest-related transactions

(Millions of yen)

Type	As of September 30, 2007				As of September 30, 2008			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 year				Over 1 year		
Over-the-counter transactions								
Interest rate swaps:								
Receipts fixed, payments floating	-	-	-	-	-	-	-	-
Receipts floating, payments fixed	138,382	138,382	1,392	1,392	49,557	49,557	190	190
Receipts floating, payments floating	-	-	-	-	-	-	-	-
Others:								
Sold	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Total				1,392				190

(Millions of yen)

Type	As of March 31, 2008			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 year		
Over-the-counter transactions				
Interest rate swaps:				
Receipts fixed, payments floating	-	-	-	-
Receipts floating, payments fixed	138,382	138,382	120	120
Receipts floating, payments floating	-	-	-	-
Others:				
Sold	-	-	-	-
Bought	-	-	-	-
Total				120

Interest rate swaps by contractual maturity dates

(Millions of yen, %)

Category	As of September 30, 2007				As of September 30, 2008			
	Total	1 year or shorter	1 year to 3 years	Over 3 years	Total	1 year or shorter	1 year to 3 years	Over 3 years
Receipts fixed, payments floating:								
Notional amount	-	-	-	-	-	-	-	-
Average rate (receipt) (%)	-	-	-	-	-	-	-	-
Average rate (payment) (%)	-	-	-	-	-	-	-	-
Receipts floating, payments fixed:								
Notional amount	138,382	-	72,666	65,716	49,557	-	49,557	-
Average rate (receipt) (%)	0.93	-	0.86	1.02	0.98	-	0.98	-
Average rate (payment) (%)	0.89	-	0.80	0.99	0.92	-	0.92	-

(Millions of yen, %)

Category	As of March 31, 2008			
	Total	1 year or shorter	1 year to 3 years	Over 3 years
Receipts fixed, payments floating:				
Notional amount	-	-	-	-
Average rate (receipt) (%)	-	-	-	-
Average rate (payment) (%)	-	-	-	-
Receipts floating, payments fixed:				
Notional amount	138,382	-	138,382	-
Average rate (receipt) (%)	0.97	-	0.97	-
Average rate (payment) (%)	0.89	-	0.89	-

c. Currency-related transactions

(Millions of yen)

Category	As of September 30, 2007				As of September 30, 2008			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	334,112	-	330,515	3,596	266,351	-	255,121	11,230
U.S. dollar	246,616	-	242,496	4,120	199,790	-	194,091	5,698
Euro	79,063	-	79,771	(707)	61,657	-	56,632	5,025
British pound	7,179	-	7,003	176	4,033	-	3,587	446
Canadian dollar	1,252	-	1,244	7	870	-	811	59
Bought:	1,311	-	1,310	(0)	25,189	-	24,166	(1,022)
U.S. dollar	1,311	-	1,310	(0)	22,875	-	21,941	(934)
Euro	-	-	-	-	338	-	326	(11)
British pound	-	-	-	-	1,975	-	1,898	(76)
Canadian dollar	-	-	-	-	-	-	-	-
Total				3,595				10,207

(Millions of yen)

Category	As of March 31, 2008			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions				
Foreign exchange contracts:				
Sold:	338,814	-	324,226	14,587
U.S. dollar	237,316	-	222,939	14,377
Euro	91,960	-	92,063	(103)
British pound	8,342	-	8,101	241
Canadian dollar	1,194	-	1,122	72
Bought:	201	-	202	0
U.S. dollar	201	-	202	0
Euro	-	-	-	-
British pound	-	-	-	-
Canadian dollar	-	-	-	-
Total				14,588

Notes:

1. Forward exchange rates are used as the year -term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

d. Stock-related transactions

(Millions of yen)

Category	As of September 30, 2007				As of September 30, 2008			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Stock index futures:								
Sold	-	-	-	-	7,197	-	6,874	322
Bought	-	-	-	-	-	-	-	-
Stock options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				-				322

(Millions of yen)

Category	As of March 31, 2008			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions				
Stock index futures:				
Sold	-	-	-	-
Bought	-	-	-	-
Stock options:				
Sold				
Call	-	-	-	-
Put	-	-	-	-
Bought				
Call	-	-	-	-
Put	-	-	-	-
Total				-

e. Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2007, 2008 as well as March 31, 2008.

f. Others

The Company held no other derivative instruments as of September 30, 2007, 2008 as well as March 31, 2008.

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Individual variable insurance	26,308	20,102	21,830
Individual variable annuities	18,321	15,998	16,596
Non-participating individual variable annuities	4,996	6,068	5,739
Group annuities	108,897	35,932	89,148
Total	158,523	78,102	133,315

(2) Status of Individual Variable Insurance (Separate accounts)

1) Total number of policies and total policy amount in force

(Number, Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term life)	240	859	225	795	234	826
Variable insurance (whole life)	8,069	62,124	7,792	59,790	7,947	60,863
Total	8,309	62,984	8,017	60,586	8,181	61,690

2) Asset composition

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1	0.0	0	0.0	895	4.1
Securities	24,470	93.0	18,308	91.1	20,327	93.1
Domestic bonds	5,043	19.2	6,396	31.8	7,187	32.9
Domestic stocks	11,532	43.8	6,585	32.8	7,175	32.9
Foreign securities	7,894	30.0	5,327	26.5	5,964	27.3
Foreign bonds	3,086	11.7	2,816	14.0	2,947	13.5
Foreign stocks and other securities	4,808	18.3	2,510	12.5	3,016	13.8
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	1,836	7.0	1,793	8.9	607	2.8
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	26,308	100.0	20,102	100.0	21,830	100.0

3) Net investment income

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Interests, dividends and income from real estate for rent	278	244	521
Gains on sales of securities	522	230	1,520
Gains on redemption of securities	-	-	-
Valuation gains on securities	-	-	-
Foreign exchange gains, net	-	-	2
Gains from derivatives, net	-	0	-
Other investment income	14	4	29
Losses on sale of securities	146	527	614
Amortization of securities	-	-	-
Devaluation losses on securities	239	1,271	4,682
Foreign exchange losses, net	1	2	-
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment income	427	(1,321)	(3,223)

Note: Above net investment income are stated on the statements of operations as an item of the gains (losses) from separate accounts.

4) Fair value information on securities

Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	24,470	(239)	18,308	(1,271)
Domestic bonds	5,043	4	6,396	(101)
Domestic stocks	11,532	(338)	6,585	(635)
Foreign bonds	3,086	2	2,816	(121)
Foreign stocks	4,808	90	2,510	(412)
Other securities	-	-	-	-
Monetary trusts	-	-	-	-

(Millions of yen)

Category	As of March 31, 2008	
	Current fair value and carrying value	Valuation gains (losses)
Trading securities	20,327	(4,682)
Domestic bonds	7,187	143
Domestic stocks	7,175	(3,483)
Foreign bonds	2,947	(181)
Foreign stocks	3,016	(1,161)
Other securities	-	-
Monetary trusts	-	-

5) Fair value information on derivative transactions

a. Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

b. Currency-related transactions

Individual variable insurance

(Millions of yen)

Category	As of September 30, 2007				As of September 30, 2008			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	-	-	-	-	122	-	119	3
U.S. dollar	-	-	-	-	-	-	-	-
Euro	-	-	-	-	122	-	118	3
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	0	-	0	0
Bought:	-	-	-	-	121	-	118	(3)
U.S. dollar	-	-	-	-	-	-	-	-
Euro	-	-	-	-	121	-	118	(3)
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				-				0

(Millions of yen)

Category	As of March 31, 2008			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions				
Foreign exchange contracts:				
Sold:	-	-	-	-
U.S. dollar	-	-	-	-
Euro	-	-	-	-
British pound	-	-	-	-
Canadian dollar	-	-	-	-
Bought:	-	-	-	-
U.S. dollar	-	-	-	-
Euro	-	-	-	-
British pound	-	-	-	-
Canadian dollar	-	-	-	-
Total				-

c. Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

d. Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

e. Others

The Company held no other derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

(3) Status of Individual Variable Annuities (Separate accounts)

1) Total number of policies and total policy amount in force

(Number, Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008	
	Number	Amount	Number	Amount
Variable annuities (variable investment type)	178	797	167	730
Variable annuities (guaranteed minimum living benefit type)	160	498	159	497
Total	338	1,296	326	1,227

(Number, Millions of yen)

Category	As of March 31, 2008	
	Number	Amount
Variable annuities (variable investment type)	172	745
Variable annuities (guaranteed minimum living benefit type)	159	497
Total	331	1,242

2) Asset composition

(Millions of yen, %)

Category	As of September 30, 2007					
	Variable investment type				GMLB type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1	0.0	1	0.0	0	0.0
Securities	5,056	89.4	5,923	94.3	6,052	94.8
Domestic bonds	3,376	59.7	957	15.2	2,839	44.5
Domestic stocks	945	16.7	3,215	51.2	2,045	32.0
Foreign securities	733	13.0	1,749	27.9	1,166	18.3
Foreign bonds	273	4.8	576	9.2	637	10.0
Foreign stocks, etc.	460	8.1	1,173	18.7	528	8.3
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	599	10.6	354	5.7	331	5.2
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,657	100.0	6,279	100.0	6,384	100.0

(Millions of yen, %)

Category	As of September 30, 2008					
	Variable investment type				GMLB type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1	0.0	0	0.0	0	0.0
Securities	4,761	88.3	4,537	92.3	5,303	93.2
Domestic bonds	3,912	72.5	1,401	28.5	3,297	58.0
Domestic stocks	394	7.3	1,985	40.4	1,194	21.0
Foreign securities	455	8.4	1,150	23.4	810	14.3
Foreign bonds	250	4.7	530	10.8	590	10.4
Foreign stocks, etc.	204	3.8	620	12.6	220	3.9
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	630	11.7	376	7.7	385	6.8
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,393	100.0	4,915	100.0	5,689	100.0

(Millions of yen, %)

Category	As of March 31, 2008					
	Variable investment type				GMLB type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	584	10.7	299	5.7	288	4.9
Securities	4,877	88.9	4,897	93.5	5,553	94.5
Domestic bonds	3,943	71.9	1,516	29.0	3,474	59.1
Domestic stocks	430	7.8	2,088	39.9	1,202	20.5
Foreign securities	503	9.2	1,292	24.7	876	14.9
Foreign bonds	261	4.8	553	10.6	613	10.4
Foreign stocks, etc.	242	4.4	739	14.1	262	4.5
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	21	0.4	38	0.7	34	0.6
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,483	100.0	5,235	100.0	5,877	100.0

3) Net investment income

(Millions of yen)

Category	Six Months Ended September 30, 2007			Six Months Ended September 30, 2008		
	Variable investment type		GMLB type	Variable investment type		GMLB type
	Emphasis on stable return	Emphasis on high return		Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	49	63	60	45	57	58
Gains on sales of securities	25	81	54	23	50	25
Gains on redemption of securities	-	-	-	-	-	-
Valuation gains on securities	3	-	-	-	-	-
Foreign exchange gains, net	-	-	-	0	0	0
Gains from derivatives, net	-	-	-	0	0	-
Other investment income	1	2	2	0	0	0
Losses on sale of securities	16	35	27	46	137	75
Amortization of securities	-	-	-	-	-	-
Devaluation losses on securities	-	28	26	123	342	228
Foreign exchange losses, net	0	0	0	-	-	-
Losses from derivatives, net	-	-	-	-	-	0
Other investment expenses	0	0	0	0	0	0
Net investment income (loss)	62	81	63	(101)	(370)	(220)

(Millions of yen)

Category	Year Ended March 31, 2008		
	Variable investment type		GMLB type
	Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	93	119	116
Gains on sales of securities	149	310	246
Gains on redemption of securities	-	-	-
Valuation gains on securities	-	-	-
Foreign exchange gains, net	-	-	-
Gains from derivatives, net	-	-	-
Other investment income	2	5	3
Losses on sale of securities	71	146	114
Amortization of securities	-	-	-
Devaluation losses on securities	272	1,236	675
Foreign exchange losses, net	0	0	0
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment income (loss)	(97)	(947)	(424)

Note: Above net investment income (loss) are stated on the statements of operations as an item of the gains (losses) from separate accounts.

4) Fair value information on securities

Valuation gains (losses) on trading securities

Individual variable annuities (Variable investment type / Emphasis on stable return)

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	5,056	3	4,761	(123)	4,877	(272)
Domestic bonds	3,376	2	3,912	(55)	3,943	85
Domestic stocks	945	(20)	394	(27)	430	(250)
Foreign bonds	273	0	250	(10)	261	(13)
Foreign stocks, etc.	460	21	204	(30)	242	(93)
Other securities	-	-	-	-	-	-
Monetary trusts	-	-	-	-	-	-

Individual variable annuities (Variable investment type / Emphasis on high return)

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	5,923	(28)	4,537	(342)	4,897	(1,236)
Domestic bonds	957	(0)	1,401	(20)	1,516	27
Domestic stocks	3,215	(87)	1,985	(207)	2,088	(981)
Foreign bonds	576	2	530	(22)	553	(28)
Foreign stocks, etc.	1,173	57	620	(91)	739	(254)
Other securities	-	-	-	-	-	-
Monetary trusts	-	-	-	-	-	-

Individual variable annuities (GMLB type)

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	6,052	(26)	5,303	(228)	5,553	(675)
Domestic bonds	2,839	5	3,297	(50)	3,474	84
Domestic stocks	2,045	(52)	1,194	(122)	1,202	(610)
Foreign bonds	637	(3)	590	(23)	613	(37)
Foreign stocks, etc.	528	23	220	(32)	262	(111)
Other securities	-	-	-	-	-	-
Monetary trusts	-	-	-	-	-	-

5) Fair value information on derivative transactions

a. Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

b. Currency-related transactions

Individual variable annuities (Variable investment type / Emphasis on stable return) (Millions of yen)

Category	As of September 30, 2007				As of September 30, 2008			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	-	-	-	-	12	-	12	0
U.S. dollar	-	-	-	-	-	-	-	-
Euro	-	-	-	-	12	-	12	0
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Bought:	-	-	-	-	12	-	12	(0)
U.S. dollar	-	-	-	-	-	-	-	-
Euro	-	-	-	-	12	-	12	(0)
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				-				0

(Millions of yen)

Category	As of March 31, 2008			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions				
Foreign exchange contracts:				
Sold:	-	-	-	-
U.S. dollar	-	-	-	-
Euro	-	-	-	-
British pound	-	-	-	-
Canadian dollar	-	-	-	-
Bought:	-	-	-	-
U.S. dollar	-	-	-	-
Euro	-	-	-	-
British pound	-	-	-	-
Canadian dollar	-	-	-	-
Total				-

Individual variable annuities (Variable investment type / Emphasis on high return) (Millions of yen)

Category	As of September 30, 2007				As of September 30, 2008			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	-	-	-	-	27	-	26	0
U.S. dollar	-	-	-	-	-	-	-	-
Euro	-	-	-	-	27	-	26	0
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	0	-	0	0
Bought:	-	-	-	-	26	-	25	(0)
U.S. dollar	-	-	-	-	-	-	-	-
Euro	-	-	-	-	26	-	25	(0)
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				-				0

(Millions of yen)

Category	As of March 31, 2008			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 year		
Over-the-counter transactions				
Foreign exchange contracts:				
Sold:	-	-	-	-
U.S. dollar	-	-	-	-
Euro	-	-	-	-
British pound	-	-	-	-
Canadian dollar	-	-	-	-
Bought:	-	-	-	-
U.S. dollar	-	-	-	-
Euro	-	-	-	-
British pound	-	-	-	-
Canadian dollar	-	-	-	-
Total				-

Individual variable annuities (GMLB type)

(Millions of yen)

Category	As of September 30, 2007				As of September 30, 2008			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 year				Over 1 year		
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	-	-	-	-	30	-	29	0
U.S. dollar	-	-	-	-	-	-	-	-
Euro	-	-	-	-	30	-	29	0
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Bought:	-	-	-	-	31	-	30	(0)
U.S. dollar	-	-	-	-	-	-	-	-
Euro	-	-	-	-	31	-	30	(0)
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				-				(0)

(Millions of yen)

Category	As of March 31, 2008			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 year		
Over-the-counter transactions				
Foreign exchange contracts:				
Sold:	-	-	-	-
U.S. dollar	-	-	-	-
Euro	-	-	-	-
British pound	-	-	-	-
Canadian dollar	-	-	-	-
Bought:	-	-	-	-
U.S. dollar	-	-	-	-
Euro	-	-	-	-
British pound	-	-	-	-
Canadian dollar	-	-	-	-
Total				-

c. Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

d. Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

e. Others

The Company held no other derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

(4) Status of Non-participating Individual Variable Annuities (Separate accounts)

1) Total number of policies and total policy amount in force

(Number, Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Number	Amount	Number	Amount	Number	Amount
Non-participating individual variable annuities (GMLB type)	321	4,083	431	5,546	391	5,072

2) Asset composition

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1,110	22.2	1,131	18.6	1,109	19.3
Securities	3,886	77.8	4,936	81.4	4,630	80.7
Domestic bonds	-	-	-	-	-	-
Domestic stocks	-	-	-	-	-	-
Foreign securities	-	-	-	-	-	-
Foreign bonds	-	-	-	-	-	-
Foreign stocks, etc.	-	-	-	-	-	-
Other securities	3,886	77.8	4,936	81.4	4,630	80.7
Loans	-	-	-	-	-	-
Other assets	-	-	-	-	-	-
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	4,996	100.0	6,068	100.0	5,739	100.0

3) Net investment income

(Millions of yen)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Interests, dividends and income from real estate for rent	-	-	-
Gains on sales of securities	-	-	-
Gains on redemption of securities	-	-	-
Valuation gains on securities	-	-	-
Foreign exchange gains, net	-	-	-
Gains from derivatives, net	-	-	-
Other investment income	-	-	-
Losses on sale of securities	-	-	-
Amortization of securities	-	-	-
Devaluation losses on securities	1	93	157
Foreign exchange losses, net	-	-	-
Losses from derivatives, net	-	-	-
Other investment expenses	-	-	-
Net investment income	(1)	(93)	(157)

Note: Above net investment income are stated on the statements of operations as an item of the gains (losses) from separate accounts.

4) Fair value information on securities

Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	3,886	(1)	4,936	(93)	4,630	(157)
Domestic bonds	-	-	-	-	-	-
Domestic stocks	-	-	-	-	-	-
Foreign bonds	-	-	-	-	-	-
Foreign stocks	-	-	-	-	-	-
Other Securities	3,886	(1)	4,936	(93)	4,630	(157)
Monetary trusts	-	-	-	-	-	-

5) Fair value information on derivative transactions

a. Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

b. Currency-related transactions

The Company held no currency-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

c. Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

d. Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

e. Others

The Company held no other derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

4. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Core Revenues	550,164	613,808	1,095,645
Income from insurance premiums	419,553	414,386	843,336
Insurance premiums	419,114	414,004	842,168
Ceded reinsurance recoveries	438	382	1,168
Investment income	83,756	74,295	147,528
Interest, dividends and income from real estate for rent	80,521	72,964	144,744
Other investment income	1,418	1,330	2,783
Gains on separate accounts, net	1,816	-	-
Other ordinary income	45,557	124,150	89,478
Income related to withheld insurance claims and other payments for future annuity payments	229	547	613
Income due to withheld insurance payments	1,464	1,731	2,745
Reversal of reserve for outstanding claims	5,438	76	-
Reversal of policy reserve	35,977	120,593	82,975
Other ordinary income	2,447	1,201	3,143
Other core revenues	1,297	975	15,302
Core Expenses	482,789	560,023	970,752
Insurance claims and other payments	407,882	481,900	804,318
Insurance claims	152,383	174,119	272,443
Annuity payments	14,274	15,181	30,106
Insurance benefits	92,524	86,193	178,426
Surrender payments	124,561	152,026	253,823
Other payments	23,683	53,955	68,577
Reinsurance payments	454	423	941
Provision for policy and other reserves	409	393	2,900
Provision for reserve for outstanding claims	-	-	2,095
Interest portion of reserve for policyholder dividends	409	393	805
Investment expenses	9,407	11,218	33,736
Interest expense	140	105	265
Provision for reserve for possible loan losses	67	-	-
Depreciation of real estate for rent	1,638	1,586	3,343
Other investment expenses	7,561	6,041	13,844
Losses on separate accounts, net	-	3,484	16,282
Operating expenses	57,369	58,450	114,170
Other ordinary expenses	7,677	8,061	15,627
Payments related to withheld insurance claims	1,526	1,522	2,880
Taxes	3,367	3,347	6,733
Depreciation	2,158	2,153	4,306
Provision for reserve for employees' retirement benefits	323	154	579
Other ordinary expenses	301	883	1,127
Other core expenses	43	-	-
Core Profit	67,375	53,785	124,893

(2) Reconciliation to Ordinary Profit

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Core profit (A)	67,375	53,785	124,893
Capital gains	21,748	16,292	42,944
Gains from monetary trusts, net	8,738	149	13,955
Gains on investments in trading securities, net	3,588	-	-
Gains on sales of securities	9,474	17,118	14,913
Gains from derivatives, net	1,244	-	29,377
Others	(1,297)	(975)	(15,302)
Capital losses	18,416	44,398	60,791
Losses on investments in trading securities, net	-	8,052	25,192
Losses on sales of securities	3,648	1,763	10,086
Devaluation losses on securities	11,769	24,835	19,429
Losses from derivatives, net	-	7,356	-
Foreign exchange losses, net	3,041	2,389	6,083
Others	(43)	-	-
Total capital gains/losses (B)	3,331	(28,105)	(17,846)
Core profit reflecting capital gains / losses (A+B)	70,706	25,679	107,046
Other one-time gains	(1,169)	(351)	(2,259)
Reversal of contingency reserve	(1,169)	(351)	(2,259)
Other one-time losses	78	2	121
loan losses	(43)	-	-
Write-off of loans	121	2	121
Other one-time gains/losses (C)	(1,247)	(354)	(2,381)
Ordinary profit (A+B+C)	69,458	25,325	104,665

Notes:

1. Core profit for the six months ended September 30, 2008 includes 135 million yen of income gains from monetary trusts and 574 million yen of income gains on investment in trading securities as other core revenues instead of capital gains, and 265 million yen of income gains from derivatives as other core expenses instead of capital losses.

2. Core profit for the six months ended September 30, 2007 includes 407 million yen of income gains from monetary trusts and 889 million yen of income gains on investment in trading securities as other core revenues instead of capital gains, and 43 million yen of income losses from derivatives as other core expenses instead of capital losses.

3. Core profit for the year ended March 31, 2008 includes 646 million yen of income gains from monetary trusts, 14,434 million yen of income gains on investment in trading securities, and 220 million yen of income gains from derivatives as other core revenues, instead of capital gains.

5. Disclosed Claims Based on Insurance Business Law Standard

(Millions of yen, %)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Claims against bankrupt and quasi-bankrupt obligors	325	329	312
Claims with collection risk	1,034	829	964
Claims for special attention	336	291	312
Subtotal	1,696	1,450	1,589
[% of Total]	[0.18]	[0.17]	[0.18]
Claims against normal obligors	928,836	867,331	893,143
Total	930,532	868,781	894,733

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Millions of yen, %)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Loans to bankrupt companies	184	214	190
Past due loans	1,175	944	1,087
Loans over due for three months or more	-	-	-
Restructured loans	336	291	312
Total: a	1,696	1,450	1,589
[% of total loans]	[0.19]	[0.17]	[0.18]

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of September 30, 2007, September 30, 2008, and March 31, 2008 amounted to 126 million yen, 124 million yen, and 125 million yen respectively. Past due loans also decreased due to write-offs in the amounts of 210 million yen, 213 million yen, and 199 million yen as of September 30, 2007, September 30, 2008 and March 31, 2008, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

[Reference] Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of yen)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
General reserve for possible loan losses	251	120	175
Specific reserve for possible loan losses	816	791	854
Specific reserve for loans to refinancing countries	-	-	-
Total	1,067	912	1,029

(2) Specific Reserve for Possible Loan Losses

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Transfer	816	791	854
Reversal	859	830	859
Net transfer	(43)	(38)	(5)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

1) Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of September 30, 2007 and 2008 as well as March 31, 2008.

2) Loan outstanding by country

The Company held no loan outstanding by country as of September 30, 2007 and 2008 as well as March 31, 2008.

(4) Write-off of Loans

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Write-off of loans	121	2	121

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

[Reference] Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Daido Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment of loans as of September 30, 2008, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans

(Millions of yen)

Classifications	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	876,470	877,150	811,091	811,623	833,809	834,404
Class II	53,253	53,253	57,025	57,025	60,180	60,180
Class III	808	128	664	132	743	148
Class IV	121	-	0	-	-	-
Total exposures	930,654	930,532	868,782	868,781	894,733	894,733

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

7. Solvency Margin Ratio

(Millions of yen)

Items	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Total solvency margin (A)	1,097,643	724,573	852,732
Net assets (less certain items)	251,742	250,538	252,126
Reserve for price fluctuations	65,159	74,853	73,558
Contingency reserve	81,552	82,993	82,642
Reserve for possible loan losses	251	120	175
Net unrealized gains on available-for-sale securities (before tax) (x 90 percent, if gains; x 100 percent, if losses)	428,752	33,669	157,593
Net unrealized gains (losses) on real estate (x 85 percent, if gains; x 100 percent, if losses)	12,755	29,783	29,973
Excess of amount of policy reserve based on Zillmer methods	131,060	133,372	130,878
Unallotted portion of reserve for policyholder dividends	16,814	17,244	17,304
Future profits	16,564	10,678	15,618
Deferred tax assets	92,990	91,319	92,862
Subordinated debt	-	-	-
Deductible items	-	-	-
Total risk $\sqrt{(R_1+R_8)^2+(R_2+R_3+R_7)^2}+R_4$ (B)	173,387	148,942	155,557
Insurance risk R_1	29,481	29,199	29,522
3rd sector insurance risk R_8	3,995	3,858	3,925
Assumed investment yield risk R_2	18,647	17,493	18,080
Investment risk R_3	146,581	123,270	129,254
Business risk R_4	3,990	3,494	3,632
Minimum guaranty risk R_7*	826	877	862
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$	1,266.1%	972.9%	1,096.3%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. "Net assets (less certain items)" represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash.

3. Net unrealized gains (losses) on real estates are basically calculated by the method of appraised price, whereas as for less important real estates, they are calculated by the method of posted price.

4. "Excess amount of policy reserve based on Zillmer method" in Total solvency margin above was described as "Excess amount of surrender payment" as of September 30, 2007.

5. "Minimum guarantee risk R_7" were calculated using the standard method regulated by FSA.*

8. Adjusted Net Assets

(Millions of yen)

Items	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Adjusted net assets	1,045,130	639,193	777,216

Note: Adjusted net assets are calculated based on the regulatory standard.

[Reference]
Business result for the three months from July 1, 2008 to September 30, 2008

1. Business Highlights

(1) New Policy Amount

(Number, 100 Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008			
	Number	Amount		
			New Policies	Increase from Conversion
Individual insurance	47,846	11,025	11,043	(18)
Individual term life insurance	40,560	10,845	10,864	(18)
Individual annuities	2,088	171	171	-
Subtotal	49,934	11,196	11,215	(18)
Group insurance	-	73	73	
Group annuities	-	0	0	

(2) Annualized Premiums of New policies

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Individual insurance	17,134
Individual annuities	674
Total	17,809
3rd Sector	1,012

Notes:

1.New policies include net increase from conversions.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance;and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accidental insurance, and nursing care insurance.

3. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

2. Status of General Account Assets

(1) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Cash and deposits, call loans	11,197
Securities repurchased under resale agreements	-
Pledged money for bond borrowing transaction	-
Monetary claims purchased	(8,255)
Securities under proprietary accounts	-
Monetary trusts	(30,821)
Securities	(174,124)
Domestic bonds	34,645
Domestic stocks	(47,503)
Foreign securities	(25,945)
Foreign bonds	(23,371)
Foreign stocks and other securities	(2,573)
Other securities	(135,321)
Loans	(16,024)
Policy loans	2,252
Commercial loans	(18,276)
Property and equipment	219
Deferred tax assets	68,360
Other assets	4,584
Reserve for possible loan losses	55
Total assets	(144,807)
Foreign currency denominated assets	(36,596)

(2) Investment Income

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Interests, dividends and income from real estate for rent	41,894
Interest income from deposits	1,430
Interest income and dividends from securities	32,085
Interest income from loans	4,925
Income from real estate for rent	1,980
Other income from interest and dividends	1,472
Gains on securities under proprietary accounts	-
Gains from monetary trusts, net	399
Gains on investments in trading securities, net	-
Gains on sale of securities	3,748
Gains on sale of domestic bonds	0
Gains on sale of domestic stocks	3,472
Gains on sale of foreign securities	271
Other	3
Gains on redemption of securities	-
Gains from derivatives, net	9,290
Foreign exchange gains, net	-
Other investment income	689
Total	56,022

(3) Investment Expenses

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Interest expense	55
Losses on securities under proprietary accounts	-
Losses from monetary trusts, net	-
Losses on investments in trading securities, net	21,495
Losses on sale of securities	1,556
Losses on sale of domestic bonds	347
Losses on sale of domestic stocks	184
Losses on sale of foreign securities	1,025
Other	-
Devaluation losses on securities	16,205
Devaluation losses on domestic bonds	-
Devaluation losses on domestic stocks	13,638
Devaluation losses on foreign securities	2,263
Other	303
Amortization of securities	-
Losses from derivatives, net	-
Foreign exchange losses, net	1,292
Provision for reserve for possible loan losses	-
Write-off of loans	-
Depreciation of real estate for rent	801
Other investment expenses	3,066
Total	44,475

(4) Net Investment Income

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Net investment income	11,547

3. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Core Revenues	285,483
Income from insurance premiums	211,319
Insurance premiums	211,102
Ceded reinsurance recoveries	216
Investment income	42,583
Interest, dividends and income from real estate for rent	41,894
Other investment income	689
Other ordinary income	31,320
Income related to withheld insurance claims and other payments for future annuity payments	369
Income due to withheld insurance payments	973
Reversal of policy reserve	29,818
Other ordinary income	158
Other core revenues	259
Core Expenses	254,607
Insurance claims and other payments	208,257
Insurance claims	57,706
Annuity payments	7,392
Insurance benefits	38,674
Surrender payments	70,046
Other payments	34,198
Reinsurance payments	239
Provision for policy and other reserves	2,165
Provision for reserve for outstanding claims	1,968
Interest portion of reserve for policyholder dividends	196
Investment expenses	11,464
Interest expense	55
Depreciation of real estate for rent	801
Other investment expenses	3,066
Losses on separate accounts, net	7,540
Operating expenses	29,195
Other ordinary expenses	3,524
Payments related to withheld insurance claims	745
Taxes	1,705
Depreciation	1,080
Provision for reserve for employees' retirement benefits	75
Other ordinary expenses	(81)
Other core expenses	-
Core Profit	30,876

(2) Reconciliation to Ordinary Profit

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Core profit (A)	30,876
Capital gains	13,178
Gains from monetary trusts, net	399
Gains on sales of securities	3,748
Gains from derivatives, net	9,290
Others	(259)
Capital losses	40,550
Losses on investments in trading securities, net	21,495
Losses on sales of securities	1,556
Devaluation losses on securities	16,205
Foreign exchange losses, net	1,292
Total capital gains/losses (B)	(27,371)
Core profit reflecting capital gains / losses (A+B)	3,504
Other one-time gains	(264)
Reversal of contingency reserve	(264)
Other one-time losses	-
Other one-time gains/losses (C)	(264)
Ordinary profit (A+B+C)	3,240

Notes:

Core profit for the three months from July 1, 2008 to September 30, 2008 includes 138 million yen of income gains from monetary trusts, 114 million yen of income gains from derivatives , and 7 million yen of income losses on investment in trading securities as other core revenues instead of capital losses.

Exhibit

The State of Investment in Securitized Products, Sub-prime Related Products and Others
(As of September 30, 2008)

1. Overseas Investments (foreign-currency-denominated)

(i) SPEs

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs	-	-	-
ABCP	-	-	-
SIV	-	-	-
Other products	-	-	-

Note: The above table shows the figures for SPEs to invest in securitized products and others.

(ii) CDO

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO	2.4	(0.3)	(1.5)
ABS-CDO	-	-	-
sub-prime and ALT-A exposure	-	-	-
CLO	2.4	(0.3)	(1.5)
equity	2.4	(0.3)	(1.5)
CBO	-	-	-
Other products	-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

	Fair value	(ref.) as of June 30, 2008	Net unrealized gains/losses	Realized gains/losses
CMBS	-	-	-	-

(v) Leveraged Finance

(Billions of yen)

	Fair value		Net unrealized gains/losses	Realized gains/losses
		(ref.) as of June 30, 2008		
Leveraged Finance	-	-	-	-

(vi) Other products

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
ABCP	-	-	-
RMBS	-	-	-
CDS	-	-	-
Other products	-	-	-

Offshore hedge funds and overseas investment partnerships which mainly invest in credit related products partly include investments in the sub-prime related products. The details as of September 30, 2008 are as follows:

Total fair value of offshore hedge funds as of September 30, 2008 amounted to 151.1 billion yen and total realized gains/losses of offshore hedge funds for the six months ended September 30, 2008 resulted in a loss of 7.9 billion yen. Hedge Funds are categorized as trading securities, thus changes in fair value of hedge funds are reflected in realized gains/losses. Therefore there are no net unrealized gains/losses.

Total fair value and net unrealized gains/losses of overseas investment partnerships which mainly invest in credit related products as of September 30, 2008 amounted to 1.7 billion yen and a loss of 0.06 billion yen, respectively. Total realized gains/losses for the six months ended September 30, 2008 resulted in a loss of 0.02 billion yen.

2. Domestic Investments (Yen-denominated)

(i) SPEs

(Billions of yen)

		Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs		-	-	-
	ABCP	-	-	-
	SIV	-	-	-
	Other products	-	-	-

Note: The above table shows the figures for SPEs to invest in securitized products and others.

(ii) CDO

(Billions of yen)

			Rating	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO				1.6	(0.0)	0.0
	ABS-CDO			-	-	-
	CLO			1.6	(0.0)	0.0
		Senior		1.6	(0.0)	0.0
			AAA	1.6	(0.0)	0.0
	CBO			-	-	-
	Other products			-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

	Rating	Fair value	(ref.) as of June 30, 2008	Net unrealized gains/losses	Realized gains/losses
CMBS		43.7	45.6	(1.2)	0.5
	AAA	4.8	5.6	(0.0)	0.0
	AA	3.5	3.7	(0.0)	0.0
	A	11.7	12.0	(0.1)	0.1
	BBB	15.9	16.2	(0.6)	0.2
	BB and below	6.9	7.0	(0.3)	0.1
	None	0.6	0.8	(0.0)	0.0

Note: Backed assets are all domestic real estates (offices, commerce facilities and rental housing). Regarding fair value as of June 30, 2008, redeemed assets are categorized by rating at the time of redemption.

(v) Leveraged Finance

(Billions of yen)

		Fair value	(ref.) as of June 30, 2008	Net unrealized gains/losses	Realized gains/losses
Leveraged Finance		39.8	34.7		1.0
	Chemicals	7.3	6.3		0.3
	Ceramics, Stone & Clay	1.5	-		0.0
	Industrial machinery	3.8	3.8		0.1
	Electric machinery	2.5	-		0.0
	Other manufacturing industries	5.3	5.3		0.1
	Information telecommunications	9.0	9.2		0.1
	Financial services / insurance	7.9	7.9		0.1
	Various services	2.1	2.0		0.0

(vi) Other products

(Billions of yen)

	Rating		Fair value	Net unrealized gains/losses	Realized gains/losses
ABCP			35.3	-	0.1
	a-1 / J-1 and above		35.3	-	0.1
RMBS			331.2	2.0	3.5
	AAA		311.7	1.6	3.2
		Securities issued by Japan Housing Finance Agency	186.3	(1.0)	1.7
	AA		19.4	0.3	0.2
	A		-	-	-
	BBB and below		-	-	-
CDS			-	-	-
Credit Linked Note			13.8	(0.1)	0.0
Other ABS			6.6	(0.0)	0.1
	AAA		0.7	(0.0)	0.0
	AA		-	-	-
	A		2.6	-	0.0
	BBB		2.5	0.0	0.0
	BB and below		0.5	-	0.0
	None		0.2	-	0.0

In domestic hedge funds (yen-denominated), there are no hedge funds investing in the sub-prime related products. Total fair value of domestic hedge funds as of September 30, 2008 amounted to 1.8 billion yen, and realized gains/losses resulted in a loss of 0.1 billion yen. Hedge Funds are categorized as trading securities, thus there are no net unrealized gains/losses.

Notes:

1. *Realized gains/losses include interest, dividends and income from real estate for rent, gains/losses on sales of securities, devaluation losses on securities, and also include gains/losses from assets which have been already sold or redeemed.*
2. *Rating is based on R&I, JCR, Moody's, S&P and Fitch Ratings. If there is more than one rating, lower rating is applied.*

[Reference]

Daido Life Unaudited Non-Consolidated Statements of Operations for the three months from July 1, 2008 to September 30, 2008

(Millions of yen)

	Three Months from July 1, 2008 to September 30, 2008
	Amount
Ordinary revenues	298,398
Income from insurance premiums	211,319
Insurance premiums	211,102
Ceded reinsurance recoveries	216
Investment income	56,022
Interest, dividends and income from real estate for rent	41,894
Interest income from deposits	1,430
Interest income and dividends from securities	32,085
Interest income from loans	4,925
Interest from real estate for rent	1,980
Other income from interest and dividends	1,472
Gains from monetary trust, net	399
Gains on sales of securities	3,748
Gains from derivatives, net	9,290
Other investment income	689
Other ordinary income	31,055
Income related to withheld insurance claims and other payments for future annuity payments	369
Income due to withheld insurance payments	973
Reversal of policy reserve	29,554
Other ordinary income	158
Ordinary expenses	295,158
Insurance claims and other payments	208,257
Insurance claims	57,706
Annuity payments	7,392
Insurance benefits	38,674
Surrender payments	70,046
Other payments	34,198
Reinsurance premiums	239
Provision for policy and other reserves	2,165
Provision for reserve for outstanding claims	1,968
Interest portion of reserve for policyholder dividends	196
Investment expenses	52,015
Interest expenses	55
Losses on Investment in trading securities	21,495
Losses on sales of securities	1,556
Devaluation losses on securities	16,205
Foreign exchange losses, net	1,292
Depreciation of real estate for rent	801
Other investment expenses	3,066
Losses on separate accounts, net	7,540
Operating expenses	29,195
Other ordinary expenses	3,524
Payments related to withheld insurance claims	745
Taxes	1,705
Depreciation	1,080
Provision for reserve for employees' retirement benefits	75
Other ordinary losses	(81)
Ordinary profit	3,240

(Millions of yen)

	Three Months from July 1, 2008 to September 30, 2008
	Amount
Extraordinary gains	425
Reversal of reserve for possible loan losses	55
Recoveries of bad debts previously written-off	9
Reversal of reserve for price flctuations	360
Extraordinary losses	311
Losses on disposal of fixed assets	311
Provision for reserve for policyholder dividends	3,435
Loss before income taxes	81
Current income taxes	5,185
Deferred income taxes	(2,454)
Net loss	2,811

November 19, 2008
Daido Life Insurance Company

Supplementary Data for the Six Months Ended September 30, 2008
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

(Millions of yen)

	Six Months Ended September 30, 2008	% Change from Fiscal Year Ended March 31, 2008	% Change from Six Months Ended September 30, 2007	Fiscal Year Ended March 31, 2008	Six Months Ended September 30, 2007
Annualized premiums of new policies	33,079	-	(11.9%)	71,992	37,527
3rd sector products	1,881	-	(7.4%)	3,992	2,032
Annualized premiums of total policies	683,068	(0.9%)	(1.3%)	689,186	691,947
3rd sector products	56,021	(1.7%)	(3.2%)	57,001	57,860
Income from insurance premiums	414,386	-	(1.2%)	843,336	419,553
Individual insurance and annuities	331,573	-	(1.0%)	669,498	335,059
Group insurance and annuities	81,782	-	(1.5%)	170,759	83,022
New policy amount	2,084,353	-	(14.1%)	4,634,260	2,425,744
Policy amount in force	39,596,140	(0.8%)	(0.8%)	39,897,122	39,906,668
Surrender & lapse amount	1,896,590	-	6.4%	3,550,027	1,783,116
Surrender & lapse rate	4.75%	-	0.26 points	8.93%	4.49%

Notes:
1. The above figures excluding income from insurance premiums represent total amounts of individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. The annualized premiums are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.
4. Surrender and lapse rates for the six months ended September 30, 2008 and 2007 are not annualized.

(2) Assets

(Millions of yen)

	As of September 30, 2008	% Change from March 31, 2008	% Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Total assets	5,762,898	(4.7%)	(8.4%)	6,047,881	6,288,386
Adjusted net asset	639,193	(17.8%)	(38.8%)	777,216	1,045,130
Adjusted net asset/ General account assets	11.2%	(1.9 points)	(5.8 points)	13.1%	17.0%
Solvency margin ratio	972.9%	(123.4 points)	(293.2 points)	1,096.3%	1,266.1%

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Negative Spread

(Millions of yen)

	Six Months Ended September 30, 2008	% Change from Fiscal Year Ended March 31, 2008	% Change from Six Months Ended September 30, 2007	Fiscal Year Ended March 31, 2008	Six Months Ended September 30, 2007
Core profit	53,785	-	(20.2%)	124,893	67,375

(Millions of yen)

	Fiscal Year Ending March 31, 2009 (Forecast)	Fiscal Year Ended March 31, 2008
Negative spread	16,000	-

Note: Daido's spread turned to positive for the fiscal year ended March 31, 2008 (21,758 million yen).

(8) Performance forecasts for the Fiscal Year Ending March 31, 2009

(Millions of yen)

	Fiscal Year Ending March 31, 2009
Income from insurance premiums	830,000
Core profit	78,000
Policy amount in force	39,230,000
Annualized premiums of total policies	670,000

(9) Cross Holdings with Domestic Banks

a. Contributions from Domestic Banks

(Millions of yen)

	As of September 30, 2008
Funds	-
Subordinated loans and debentures	-

b. Contributions to Domestic Banks

(Millions of yen)

	As of September 30, 2008
Bank stocks	98,612
Subordinated loans and debentures	315,323

(10) Number of Employees

(Number)

	As of September 30, 2008	% Change from March 31, 2008	% Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
In-house sales representatives	4,207	(2.3%)	(6.3%)	4,307	4,491
Sales agents	14,638	1.2%	0.0%	14,460	14,634
Administrative personnel	3,440	2.4%	1.4%	3,358	3,392

(11) OTC Sales thorough Banks

Daido Life is not applicable. T&D Financial Life, a member of T&D Life Group, is applicable, since they sell its products OTC through banks.

(12) The State of Investments in Securitized Products, Sub-Prime Related Products and Others

(Billions of yen)

	As of September 30, 2008			
	Fair Value	As of March 31, 2008	Net unrealized gains/losses	Realized gains/losses
Total	474.8	475.0	0.3	3.9
[Overseas investments]	[2.4]	[4.0]	[(0.3)]	[(1.5)]
[Domestic investments]	[472.3]	[471.0]	[0.6]	[5.4]
[Sub-prime related products]	[-]	[-]	[-]	[-]
SPEs	-	-	-	-
CDO	4.1	5.7	(0.3)	(1.5)
Overseas	[2.4]	[4.0]	[(0.3)]	[(1.5)]
Domestic	[1.6]	[1.6]	[(0.0)]	[(0.0)]
Other sub-prime and ALT-A exposure	-	-	-	-
CMBS [domestic]	43.7	47.2	(1.2)	0.5
Leveraged finance [domestic]	39.8	30.0	-	1.0
RMBS [domestic]	331.2	337.7	2.0	3.5
Credit linked note/loans [domestic]	13.8	-	(0.1)	0.0
Others [domestic]	42.0	54.3	(0.0)	0.2

File No.82-34783

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2008)

November 19, 2008

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2008 (April 1, 2008 - September 30, 2008)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Six months ended September 30, 2008	¥131,894 million	34.9	¥(14,113) million	181.3	¥(13,199) million	288.8	¥(9,905) million	173.3
Six months ended September 30, 2007	¥97,776 million	7.0	¥(5,016) million	(26.0)	¥(3,395) million	3.9	¥(3,624) million	(38.3)

	Net Income Per Share
Six months ended September 30, 2008	¥(12,381.92)
Six months ended September 30, 2007	¥(4,530.13)

Notes:

1. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
2. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of September 30, 2008	¥1,100,845 million	¥16,718 million	1.5%	¥20,898.59
As of March 31, 2008	¥1,048,962 million	¥26,922 million	2.6%	¥33,652.53

Note: Shareholder's equity: as of September 30, 2008: ¥16,718 million; as of March 31, 2008: ¥26,922 million

2. Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

T&D Financial Life's forecasts are omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2009"* section in *"Financial Summary for the Six Months ended September 30, 2008"*.

3. Others

(1) Significant Changes in Accounting Principle and Procedure and Changes in Presentation Method for Interim Financial Statements:

1. Changes due to the revision of accounting standards: Applicable
2. Changes due to other factors : None

Note: Please refer to T&D Holdings' "Financial Review 5. Others" section in "Financial Summary for the Six Months ended September 30, 2008."

(2) Number of Outstanding Shares (Common Stock):

1. Number of outstanding shares including treasury stock at the end of the term: as of September 30, 2008: 800,000; as of March 31, 2008: 800,000
2. Number of treasury stock at the end of the term: None
3. Average number of outstanding shares during the term: for the six months ended September 30, 2008: 800,000; for the six months ended September 30, 2007: 800,000

T&D Financial Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2008	As of March 31, 2008
Assets:		
Cash and deposits	23,306	20,627
Cash	0	1
Deposit	23,306	20,626
Call loans	31,000	29,500
Monetary trusts	38,170	30,165
Securities	971,186	934,854
Government bonds	340,098	347,897
Corporate bonds	12,038	12,263
Domestic stocks	858	960
Foreign securities	1,961	2,015
Other securities	616,229	571,718
Loans	6,985	7,277
Policy loans	6,949	7,235
Commercial loans	36	41
Tangible fixed assets	314	300
Buildings	287	293
Lease assets	4	-
Construction in progress	0	-
Other tangible fixed assets	21	6
Intangible fixed assets	3,390	3,356
Software	3,381	3,347
Other intangible fixed assets	8	8
Due from agencies	0	0
Due from reinsurers	8,992	7,671
Other assets	7,387	6,522
Accounts receivable	5,284	4,769
Prepaid expenses	361	282
Accrued income	813	718
Deposit for rent	640	486
Suspense payable	122	101
Other assets	164	163
Deferred tax assets	10,181	8,755
Reserve for possible loan losses	(70)	(69)
Total assets	1,100,845	1,048,962

(Millions of yen)

	As of September 30, 2008	As of March 31, 2008
Liabilities:		
Policy reserves	1,070,931	1,011,530
Reserve for outstanding claims	4,670	5,240
Policy reserve	1,064,492	1,004,147
Reserve for policyholder dividends	1,767	2,142
Due to agencies	1,046	280
Due to reinsurers	107	66
Other liabilities	4,136	2,094
Income taxes payable	6	12
Accounts payable	2,489	932
Accrued expenses	1,223	835
Unearned income	0	0
Deposit received	214	219
Lease obligations	4	-
Suspense receipt	198	93
Reserve for employees' retirement benefits	7,287	7,446
Reserve for directors' and corporate auditors' retirement benefits	193	207
Reserve for price fluctuations	424	414
Total liabilities	1,084,126	1,022,040
Net assets:		
Common stock	36,000	36,000
Capital surplus	26,000	26,000
Retained earnings	(43,795)	(33,889)
Other retained earnings	(43,795)	(33,889)
Unappropriated retained earnings	(43,795)	(33,889)
Total stockholders' equity	18,204	28,110
Net unrealized gains on securities	(1,485)	(1,188)
Total valuation and translation adjustments	(1,485)	(1,188)
Total net assets	16,718	26,922
Total liabilities and net assets	1,100,845	1,048,962

T&D Financial Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008
Ordinary revenues	97,776	131,894
Income from insurance premiums	88,081	121,350
Insurance premiums	85,876	118,793
Ceded reinsurance recoveries	2,205	2,557
Investment income	4,983	5,363
Interest, dividends and income from real estate for rent	2,202	2,087
Interest income from deposits	0	0
Interest income and dividends from securities	1,927	1,892
Interest income from loans	152	118
Other income from interest and dividends	122	76
Gains from monetary trusts, net	1,012	3,204
Gains on sales of securities	276	-
Foreign exchange gains, net	0	-
Other investment income	33	71
Gains on separate accounts, net	1,456	-
Other ordinary income	4,712	5,180
Income related to withheld insurance claims and other payments for future annuity payments	4,409	4,346
Income due to withheld insurance payments	126	87
Reversal of reserve for outstanding claims	-	569
Reversal of reserve for employees' retirement benefits	171	159
Reversal of reserve for directors' and corporate auditors' retirement benefits	-	13
Other ordinary profit	4	4
Ordinary expenses	102,793	146,007
Insurance claims and other payments	50,006	43,327
Insurance claims	9,840	8,654
Annuity payments	2,695	2,931
Insurance benefits	8,976	8,598
Surrender payments	23,061	17,571
Other payments	3,487	4,211
Reinsurance premiums	1,945	1,359
Provision for policy and other reserves	43,128	60,347
Provision for reserve for outstanding claims	151	-
Provision for policy reserve	42,974	60,344
Interest portion of reserve for policyholder dividends	2	2
Investment expenses	250	32,915
Interest expenses	19	0
Losses on sales of securities	189	78
Devaluation losses on securities	7	18
Provision for reserve for possible loan losses	0	0
Other investment expenses	33	22
Losses on separate accounts, net	-	32,794
Operating expenses	7,565	8,068
Other ordinary expenses	1,842	1,349
Payments related to withheld insurance claims	261	312
Taxes	579	709
Depreciation	323	318
Provision for reserve for directors' and corporate auditors' retirement benefits	12	-
Other ordinary losses	664	9
Ordinary loss	5,016	14,113

(Millions of yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008
Extraordinary gains	-	-
Extraordinary losses	11	12
Losses on disposal of fixed assets	0	2
Provision for reserve for price fluctuations	11	10
Provision for reserve for policyholder dividends	132	9
Loss before income taxes	5,160	14,134
Current income taxes	(519)	(2,931)
Deferred income taxes	(1,016)	(1,297)
Net loss	3,624	9,905

Supplementary Materials for the Six Months Ended September 30, 2008

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights

(1) Total Policy Amount in Force ········ P3
(2) New Policy Amount ········ P3
(3) Annualized Premiums ········ P3
(4) Average Amount of New Policies and Policy Amount in Force (Individual Insurance) ········ P4
(5) New Policy Rate ········ P4
(6) Surrender and Lapse Rate ········ P4
(7) Surrender and Lapse Amount ········ P4
(8) Average Premium Amount of Individual Insurance New Policies (Monthly Premium) ········ P4
(9) Average Assumed Investment Yield and Negative Spread ········ P5
(10) Mortality Rate for Individual Insurance ········ P5
(11) The Number of Reinsurance Companies Accepting the T&D Financial Life's Policies ········ P5
(12) The Ratio of Reinsurance Premium Paying to Top Five Reinsurance Companies to Total Reinsurance Premium ········ P5
(13) Reinsurance Premium Ratio by Rating Categories ········ P5
(14) Reinsurance Recovery Receivable ········ P5
(15) Ratio of Insurance Claims to Earned Premium by the Benefit Cause in Third Sector Insurance ··· P5
(16) Reserve for Outstanding Claims ········ P6
(17) Policy Reserve ········ P6
(18) Policy Reserve Calculating Methods and Ratios ········ P7
(19) Policy Reserve for Separate Account Policies with Minimum Guarantee ········ P7
(20) Other Reserves ········ P7
(21) Insurance Premium ········ P7
(22) Insurance Claims ········ P8
(23) Annuity Payments ········ P8
(24) Insurance Benefits ········ P8
(25) Surrender Payments ········ P8
(26) Operating Expenses ········ P8
(27) Operating Expense Ratio (Against Insurance Premiums) ········ P8

2. Status of General Account Assets

(1) Investment Performance ········ P9
(2) Asset Composition ········ P10
(3) Changes in the Amount of Assets by Categories ········ P10
(4) Investment Income ········ P11

(5) Investment Expenses ········ P11

(6) Net Investment Income ········ P11

(7) Securities ········ P12

(8) Securities by Contractual Maturity Dates ········ P12

(9) Stock Holdings by Industry ········ P13

(10) Loans ········ P14

(11) Loans to Domestic Companies by Company Size ········ P14

(12) Loans by Industry ········ P15

(13) Foreign Investments ········ P16

(14) Fair Value Information on Securities and Others ········ P18

1) Valuation gains (losses) on trading securities ········ P18

2) Fair value information on securities (except trading securities) ········ P18

3) Fair value information on monetary trusts ········ P21

4) Fair value information on real estate ········ P21

5) Fair value information on derivative transactions ········ P22

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets ········ P24

(2) Status of Individual Variable Insurance (Separate Accounts) ········ P24

(3) Status of Individual Variable Annuities (Separate Accounts) ········ P25

4. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit ········ P27

(2) Reconciliation to Ordinary Profit ········ P28

5. Disclosed Claims Based on Insurance Business Law Standard ········ P29

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines) ········ P29

7. Solvency Margin Ratio ········ P31

8. Adjusted Net Assets ········ P31

[Reference] Business Results for the Three Months from July 1, 2008 to September 30, 2008 ··· P32

[Exhibit] The State of Investment in Securitized Products, Sub-prime Related Products and Others

1. Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008						As of March 31, 2008	
	Number	Amount	Number	Change (%)	Change from previous FYE (%)	Amount	Change (%)	Change from previous FYE (%)	Number	Amount
Individual insurance	240	16,536	215	89.5	94.8	14,322	86.6	92.9	227	15,424
Individual annuities	110	7,918	126	114.5	112.6	7,675	96.9	106.8	112	7,185
Individual variable annuities	75	6,669	93	123.6	119.2	6,492	97.3	108.8	78	5,968
Subtotal	351	24,455	342	97.4	100.7	21,997	90.0	97.3	339	22,610
Group insurance	-	10,337	-	-	-	1	0.0	1.2	-	154
Group annuities	-	378	-	-	-	344	91.0	93.7	-	367

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Six Months Ended September 30, 2007				Six Months Ended September 30, 2008					
	Number	Amount	New policies	Increase from conversion	Number	Change (%)	Amount	Change (%)	New policies	Increase from conversion
Individual insurance	-	-	-	-	-	-	-	-	-	-
Individual annuities	8	639	639	-	16	203.8	1,059	165.9	1,059	-
Individual variable annuities	8	639	639	-	16	203.8	1,059	165.9	1,059	-
Subtotal	8	639	639	-	16	203.8	1,059	165.9	1,059	-
Group insurance	-	-	-		-	-	-	-	-	
Group annuities	-	-	-		-	-	-	-	-	

Category	Year Ended March 31, 2008			
	Number	Amount	New policies	Increase from conversion
Individual insurance	-	-	-	-
Individual annuities	12	933	933	-
Individual variable annuities	12	933	933	-
Subtotal	12	933	933	-
Group insurance	-	-	-	
Group annuities	-	-	-	

Note: There is no conversion plan from FY2001.

(3) Annualized Premiums

1) Policies in force

(Millions of yen, %)

Category	As of September 30, 2007	As of September 30, 2008	Change (%)	Change from previous FYE (%)	As of March 31, 2008
Individual insurance	27,069	23,883	88.2	93.8	25,460
Individual annuities	71,217	92,037	129.2	124.5	73,898
Total	98,287	115,921	117.9	116.7	99,358
3rd Sector	6,394	5,789	90.5	94.7	6,115

2) New policies

(Millions of yen, %)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Change (%)	Year Ended March 31, 2008
Individual insurance	-	-	-	-
Individual annuities	8,744	19,681	225.1	12,739
Total	8,744	19,681	225.1	12,739
3rd Sector	-	-	-	-

Notes:

1. The amounts are calculated by multiplying monthly premiums by 12, and dividing single premiums by the insurance period.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Average Amount of New Policies and Policy Amount in Force (Individual Insurance)

(Thousands of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Average amount of new policies	-	-	-
Average amount in force	6,873	6,648	6,785

Note: There is no conversion plan from FY2001.

(5) New Policy Rate (New policy amount/ Policy amount in force at the beginning of fiscal year)

(%)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Individual insurance	-	-	-
Individual annuities	8.5	14.8	12.5
Subtotal	2.5	4.7	3.7
Group insurance	-	-	-

Notes:

1. There is no conversion plan from FY2001.

2. The figures for the six months ended September 30, 2008 and 2007 are not annualized.

(6) Surrender and Lapse Rate (Surrender and lapse amount/ Policy amount in force at the beginning of fiscal year)

(%)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Individual insurance	4.0	3.8	7.6
Individual annuities	2.4	1.8	4.2
Subtotal	3.5	3.2	6.6
Group insurance	0.0	22.9	0.8

Note: The figures for the six months ended September 30, 2008 and 2007 are not annualized.

(7) Surrender and Lapse Amount

(Number, Millions of yen)

Category	Six Months Ended September 30, 2007				Six Months Ended September 30, 2008				Year Ended March 31, 2008	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	8,147	62.8	71,343	58.5	6,700	82.2	59,100	82.8	15,037	134,389
Individual annuities	1,735	103.1	17,922	106.4	1,461	84.2	12,749	71.1	3,063	31,193
Subtotal	9,882	67.4	89,266	64.3	8,161	82.6	71,849	80.5	18,100	165,582
Group insurance	-	-	246	7.9	-	-	3,541	1,434.6	-	7,909

(8) Average Premium Amount of Individual Insurance New Policies (Monthly Premium)

(Yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Average premium amount	-	-	-

Note: There is no conversion plan from FY2001.

(9) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Amount of negative spread	1,970	1,815	4,103
Investment yield on core profit	1.11%	1.05%	1.04%
Average assumed investment yield	2.12%	1.95%	2.08%
Individual insurance and annuities	2.26%	2.06%	2.22%
Policy reserve in general accounts	392,097	405,090	394,802

Notes:

1. Method of calculating negative spread:
(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts

2. While investment yield on core profit and average assumed investment yield in the table are annualized as in the notes 3 and 4 hereunder.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x 1/2

(10) Mortality Rate for Individual Insurance

(‰)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Rate based on number of policies	2.75	2.79	5.97
Rate based on policy amount	3.47	2.86	6.95

Note: The figures for the six months ended September 30, 2008 and 2007 are not annualized.

(11) The Number of Reinsurance Companies Accepting the T&D Financial Life's Policies

(Number)

Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
4	4	4

(12) The Ratio of Reinsurance Premium Paying to Top Five Reinsurance Companies to Total Reinsurance Premium

(%)

Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
100.0	100.0	100.0

(13) Reinsurance Premium Ratio by Rating Categories

(%)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
AAA	0.0	0.0	0.0
AA-	100.0	100.0	100.0

Note: Rating categories are based on the Insurer Financial Strength Rating Definitions by Standard & Poor's.

(14) Reinsurance Recovery Receivable

(Millions of yen)

Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
380	44	19

(15) Ratio of Insurance Claims to Earned Premium by the Benefit Cause in Third Sector Insurance

(%)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Occurrence rate in third sector insurance	43.6	39.6	38.8
Medical	31.4	28.8	31.2
Cancer	54.7	41.9	57.1
Nursing care	6.9	1.7	3.7
Others	73.9	68.9	62.5

(16) Reserve for Outstanding Claims

(Millions of yen)

Category		As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Insurance claims				
	Death benefits	1,143	1,471	1,286
	Accidental death benefits	31	51	14
	Disability benefits	1,063	628	950
	Maturity benefits	599	477	708
	Others	-	-	-
	Subtotal	2,838	2,629	2,960
Annuity payments		144	114	64
Insurance benefits		688	703	767
Surrender payments		930	973	1,206
Deferred insurance benefits		16	52	33
Total		5,296	4,670	5,240

(17) Policy Reserve

(Millions of yen)

Category			As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Policy reserve (excluding contingency reserve)					
	Individual insurance		229,023	214,602	221,675
		General accounts	225,984	212,260	219,128
		Separate accounts	3,039	2,342	2,547
	Individual annuities		783,893	798,524	731,277
		General accounts	126,866	165,462	144,397
		Separate accounts	657,026	633,061	586,879
	Group insurance		218	187	201
		General accounts	218	187	201
		Separate accounts	-	-	-
	Group annuities		37,867	34,463	36,762
		General accounts	37,867	34,463	36,762
		Separate accounts	-	-	-
	Others		728	620	643
		General accounts	728	620	643
		Separate accounts	-	-	-
	Subtotal		1,051,732	1,048,399	990,560
		General accounts	391,665	412,995	401,133
		Separate accounts	660,066	635,403	589,427
Contingency reserve					
	Contingency reserve 1		4,981	5,055	4,551
	Contingency reserve 2		-	-	-
	Contingency reserve 3		6,768	10,628	8,626
	Contingency reserve 4		361	409	409
	Subtotal		12,111	16,093	13,587
Total			1,063,844	1,064,492	1,004,147
	General accounts		403,777	429,088	414,720
	Separate accounts		660,066	635,403	589,427

(18) Policy Reserve Calculating Methods and Ratios

Category			As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Calculating methods	Policies subject to Standard Policy Reserve Method	Variable annuities	Net Level Premium Reserve Method	Net Level Premium Reserve Method	Net Level Premium Reserve Method
		Other insurance	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)
	Policies not subject to Standard Policy Reserve Method	Variable annuities	Net Level Premium Reserve Method	Net Level Premium Reserve Method	Net Level Premium Reserve Method
		Other insurance	Full-year ZillmerMethod	Full-year Zillmer Method	Full-year Zillmer Method
Ratio of "Amount of the Company's Policy Reserve (Excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"			99.6%	99.8%	99.7%

Note:

1. Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.

2.The ratio for policies the standard policy reserve method is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies not applied the standard policy reserve method is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.

3. Policy reserve calculated by Full-year Zillmer Method is increased intentionally on the purpose of method change to net level premium reserve method in the year ended March 31, 2011.

4. Additional amount of policy reserve is based on a sufficient liability examination for third sector products from the fiscal year ended March 31, 2008, and the additional amount of policy reserve includes accumulated reserve for claims stated above "Note 2" for the calculation.

(19) Policy Reserve for Separate Account Policies with Minimum Gurantee

(Millions of yen)

Category		As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Policy reserve (General account)		18,938	54,701	38,012
	Policies subject to Standard Policy Reserve Method	17,284	49,158	33,985
	Policies not subject to Standard Policy Reserve Method	1,653	5,542	4,026

(20) Other Reserves

(Millions of yen)

Category		As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
		Amount	Increase (Decrease)	Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for possible loan losses							
	General	4	0	4	0	4	0
	Specific	65	(1)	65	0	65	(2)
Reserve for employees' retirement benefits		7,623	(171)	7,287	(159)	7,446	(347)
Reserve for directors' retirement benefits		165	12	193	(13)	207	54
Reserve for price fluctuations		404	11	424	10	414	21

(21) Insurance Premium

(Millions of yen)

Category		Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Individual insurance		10,709	9,460	20,805
	Single premiums	-	-	-
	Annual payment	1,146	1,013	2,205
	Semi-annual payment	163	138	317
	Monthly payment	9,400	8,307	18,282
Individual annuities		72,369	108,069	105,154
	Single premiums	71,663	107,438	103,759
	Annual payment	87	77	195
	Semi-annual payment	9	8	18
	Monthly payment	608	545	1,182
Group insurance		1,280	-	1,761
Group annuities		1,510	1,258	3,138
Total		85,876	118,793	130,894

(22) Insurance Claims

(Millions of yen)

Category	Six Months Ended September 30, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Death benefits	4,426	3,121	-	10	-	-	-	3,132	9,065
Accidental death benefits	52	32	-	-	-	-	-	32	111
Disability benefits	818	172	-	22	-	-	-	195	1,199
Maturity benefits	4,510	5,289	-	-	-	-	-	5,289	9,709
Others	33	5	-	-	-	-	-	5	33
Total	9,840	8,621	-	32	-	-	-	8,654	20,119

(23) Annuity Payments

(Millions of yen)

Six Months Ended September 30, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2008	Year Ended March 31, 2008
2,695	-	2,372	14	513	30	-	2,931	5,720

(24) Insurance Benefits

(Millions of yen)

Category	Six Months Ended September 30, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Death benefits	5,067	5	5,197	-	-	0	-	5,202	10,917
Hospitalization benefits	658	541	3	0	-	-	0	545	1,256
Operation benefits	346	277	1	-	-	-	-	278	626
Injury benefits	85	19	-	0	-	-	-	19	97
Survival benefits	694	658	-	-	-	0	-	659	2,064
Others	2,124	19	-	-	1,874	-	-	1,893	3,743
Total	8,976	1,521	5,201	0	1,874	0	0	8,598	18,705

(25) Surrender Payments

(Millions of yen)

Six Months Ended September 30, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2008	Year Ended March 31, 2008
23,061	4,456	12,636	-	474	4	-	17,571	40,103

(26) Operating Expenses

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Sales activity related expenses	2,774	3,397	4,098
Sales administrative expenses	122	57	210
General administrative expenses	4,668	4,613	9,296
Total	7,565	8,068	13,605

(27) Operating Expense Ratio (Against Insurance Premiums)

(%)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Operating expense ratio	8.8	6.8	10.4

2. Status of General Account Assets

(1) Investment Performance

As of September 30, 2008, general account assets amounted to ¥463.8 billion, up ¥5.1 billion from the level at the end of the previous fiscal year.

For the interim term ended September 30, 2008, T&D Financial Life continued to invest mainly in yen-denominated fixed income assets such as domestic bonds to gain stable investment returns for medium to long term, considering the characteristics of the company's insurance liabilities and tolerable risk levels. In addition, T&D Financial Life has derivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuites such as guarantee for minimum death benefit and minimum living benefit .

At the end of the interim term ended September 30, 2008, the percentages of general account assets in principal categories were as follows: domestic bonds, 75.7% (78.3%, hereinafter, figures in parentheses represent levels at the end of the previous fiscal year); domestic stocks, 0.0% (0.0%); foreign securities, 0.0% (0.0%); other securities, 0.3%(0.4%); and loans, 1.5% (1.6%).

For the interim term ended September 30, 2008, net investment income decreased by ¥14.2 billion from the same term of the previous fiscal year, to ¥5.2 billion. This was mainly due to ¥3.2 billion of gains from monetary trusts that are equal to gains on derivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuites, which decreased by ¥12.1 billion from the end of the previous fiscal year.

(2) Asset Composition

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	33,650	7.4	36,169	7.8	34,066	7.4
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-	-
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	15,853	3.5	38,170	8.2	30,165	6.6
Securities	370,104	81.7	353,060	76.1	361,189	78.7
Domestic bonds	352,966	77.9	351,282	75.7	359,295	78.3
Domestic stocks	184	0.0	182	0.0	183	0.0
Foreign securities	15,083	3.3	52	0.0	65	0.0
Bonds	15,000	3.3	-	-	-	-
Stock, etc.	83	0.0	52	0.0	65	0.0
Other securities	1,869	0.4	1,542	0.3	1,644	0.4
Loans	8,803	1.9	6,985	1.5	7,277	1.6
Property and equipment	276	0.1	288	0.1	293	0.1
Deferred tax asset	7,309	1.6	10,181	2.2	8,755	1.9
Other assets	16,960	3.7	19,109	4.1	17,068	3.7
Reserve for possible loan losses	(70)	(0.0)	(70)	(0.0)	(69)	(0.0)
Total assets	452,888	100.0	463,895	100.0	458,748	100.0
Foreign currency denominated assets	83	0.0	52	0.0	65	0.0

(3) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Cash and deposits, call loans	1,894	2,103	2,310
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	-	-	-
Securities under proprietary accounts	-	-	-
Monetary trusts	3,512	8,004	17,824
Securities	(11,434)	(8,129)	(20,349)
Domestic bonds	(935)	(8,012)	5,392
Domestic stocks	69	(0)	68
Foreign securities	(7,689)	(12)	(22,707)
Bonds	(580)	-	(15,580)
Stock, etc.	(7,109)	(12)	(7,126)
Other securities	(2,878)	(102)	(3,102)
Loans	(1,456)	(291)	(2,982)
Property and equipment	(10)	(5)	7
Deferred tax asset	1,055	1,425	2,501
Other assets	(3,912)	2,040	(3,804)
Reserve for possible loan losses	1	(0)	2
Total assets	(10,350)	5,147	(4,490)
Foreign currency denominated assets	(577)	(12)	(594)

(4) Investment Income

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Interests, dividends and income from real estate for rent	2,202	2,087	4,158
Interest income from deposits	0	0	0
Interest income and dividends from securities	1,927	1,892	3,651
Interest income from loans	152	118	288
Income from real estate for rent	-	-	-
Other income from interest and dividends	122	76	218
Gain on securities under proprietary accounts	-	-	-
Gains from monetary trusts, net	1,012	3,204	15,324
Gains on investments in trading securities, net	-	-	-
Gains on sale of securities	276	-	277
Gains on sale of domestic bonds	4	-	4
Gains on sale of domestic stocks	260	-	260
Gains on sale of foreign securities	12	-	12
Other	-	-	-
Gains on redemption of securities	-	-	14
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	0	-	0
Other investment income	33	71	53
Total	3,526	5,363	19,829

Note: The figures of gains from monetary trusts are equal to gains on derivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

(5) Investment Expenses

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Interest expense	19	0	21
Losses on securities under proprietary accounts	-	-	-
Losses from monetary trusts, net	-	-	-
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	189	78	189
Losses on sale of domestic bonds	189	76	189
Losses on sale of domestic stocks	-	-	-
Losses on sale of foreign securities	-	-	-
Other	-	2	-
Devaluation losses on securities	7	18	24
Devaluation losses on domestic bonds	-	-	-
Devaluation losses on domestic stocks	7	-	7
Devaluation losses on foreign securities	-	18	17
Other	-	-	-
Amortization of securities	-	-	-
Losses from derivatives, net	-	-	-
Foreign exchange losses, net	-	-	-
Provision for reserve for possible loan losses	0	0	-
Write-off of loans	-	-	-
Depreciation of real estate for rent	-	-	-
Other investment expenses	33	22	96
Total	250	120	331

Note: The figures of losses from monetary trusts are equal to losses on derivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

(6) Net Investment Income

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Net investment income	3,275	5,242	19,497

(7) Securities

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds	340,488	92.0	339,244	96.1	347,032	96.1
Municipal bonds	-	-	-	-	-	-
Corporate bonds	12,478	3.4	12,038	3.4	12,263	3.4
Public corporation bonds	22	0.0	33	0.0	27	0.0
Domestic stocks	184	0.0	182	0.1	183	0.1
Foreign securities	15,083	4.1	52	0.0	65	0.0
Bonds	15,000	4.1	-	-	-	-
Stocks, etc.	83	0.0	52	0.0	65	0.0
Other securities	1,869	0.5	1,542	0.4	1,644	0.5
Total	370,104	100.0	353,060	100.0	361,189	100.0

(8) Securities by Contractual Maturity Dates

(Millions of yen)

Category	As of September 30, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	165,102	64,277	38,735	9,577	8,152	54,642	340,488
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	65	394	5,020	6,998	-	-	12,478
Domestic stocks						184	184
Foreign securities	15,000	83	-	-	-	-	15,083
Bonds	15,000	-	-	-	-	-	15,000
Stocks, etc.	-	83	-	-	-	-	83
Other securities	17	264	-	-	-	1,587	1,869
Total	180,185	65,019	43,756	16,576	8,152	56,414	370,104

(Millions of yen)

Category	As of September 30, 2008						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	154,496	60,377	12,626	12,090	13,532	86,121	339,244
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	7	11	10,019	1,999	-	-	12,038
Domestic stocks						182	182
Foreign securities	52	-	-	-	-	-	52
Bonds	-	-	-	-	-	-	-
Stocks, etc.	52	-	-	-	-	-	52
Other securities	85	73	-	-	-	1,382	1,542
Total	154,642	60,462	22,646	14,090	13,532	87,687	353,060

(Millions of yen)

Category	As of March 31, 2008						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	160,545	76,146	16,625	9,159	13,194	71,361	347,032
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	238	4	5,021	6,999	-	-	12,263
Domestic stocks						183	183
Foreign securities	46	19	-	-	-	-	65
Bonds	-	-	-	-	-	-	-
Stocks, etc.	46	19	-	-	-	-	65
Other securities	117	107	-	-	-	1,420	1,644
Total	160,947	76,276	21,646	16,158	13,194	72,965	361,189

** Includes securities with maturity dates unfixed.*

(9) Stock Holdings by Industry

(Millions of yen, %)

Category		As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry		-	-	-	-	-	-
Mining		-	-	-	-	-	-
Construction		0	0.0	0	0.0	0	0.0
Manufacturing industries							
	Food products	-	-	-	-	-	-
	Textiles and clothing	-	-	-	-	-	-
	Pulp and paper	-	-	-	-	-	-
	Chemicals	-	-	-	-	-	-
	Medicals	-	-	-	-	-	-
	Oil and coal products	-	-	-	-	-	-
	Rubber products	-	-	-	-	-	-
	Glass and stone products	-	-	-	-	-	-
	Steel	-	-	-	-	-	-
	Non-steel metals	-	-	-	-	-	-
	Metal products	-	-	-	-	-	-
	Machinery	-	-	-	-	-	-
	Electric appliances	-	-	-	-	-	-
	Transportation vehicles	-	-	-	-	-	-
	Precision machinery	-	-	-	-	-	-
	Others	-	-	-	-	-	-
Electric and gas utilities		-	-	-	-	-	-
Transportation / information telecommunications							
	Ground transportation	-	-	-	-	-	-
	Water transportation	-	-	-	-	-	-
	Air transportation	26	14.5	26	14.6	26	14.6
	Warehouses / transportation	-	-	-	-	-	-
	Information / telecommunications	-	-	-	-	-	-
Commerce							
	Wholesalers	-	-	-	-	-	-
	Retailers	-	-	-	-	-	-
Financial services / insurance							
	Banking	-	-	-	-	-	-
	Securities and commodity futures trading	-	-	-	-	-	-
	Insurance	-	-	-	-	-	-
	Other financial services	12	6.8	12	6.8	12	6.8
Real estate		48	26.5	48	26.3	48	26.6
Service companies		96	52.3	95	52.3	95	52.0
Total		184	100.0	182	100.0	183	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(10) Loans

(Millions of yen)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Policy loans	7,504	6,949	7,235
Policyholder loans	6,138	5,683	5,934
Premium loans	1,366	1,265	1,301
Commercial loans	1,298	36	41
[Loans to non-residents]	[-]	[-]	[-]
Loans to corporations	1,250	-	-
[Loans to domestic corporations]	[1,250]	[-]	[-]
Loans to Japanese government, government-related organizations and international organizations	32	22	26
Loans to Japanese local governments and public entities	-	-	-
Mortgage loans	-	-	-
Consumer loans	-	-	-
Others	15	14	15
Total	8,803	6,985	7,277

(11) Loans to Domestic Companies by Company Size

(Number, Millions of yen, %)

Category		As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
			Percentage		Percentage		Percentage
Large corporations	Number of debtors	1	100.0	-	-	-	-
	Amount of loans	1,250	100.0	-	-	-	-
Medium-sized corporations	Number of debtors	-	-	-	-	-	-
	Amount of loans	-	-	-	-	-	-
Small corporations	Number of debtors	-	-	-	-	-	-
	Amount of loans	-	-	-	-	-	-
Total	Number of debtors	1	100.0	-	-	-	-
	Amount of loans	1,250	100.0	-	-	-	-

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(12) Loans by Industry

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Domestic Loans						
Manufacturing Industries	-	-	-	-	-	-
Food products	-	-	-	-	-	-
Textiles and clothing	-	-	-	-	-	-
Timber, wood products, pulp and paper	-	-	-	-	-	-
Printing	-	-	-	-	-	-
Chemicals	-	-	-	-	-	-
Oil and coal	-	-	-	-	-	-
Ceramic and stone products	-	-	-	-	-	-
Steel	-	-	-	-	-	-
Non-steel metals	-	-	-	-	-	-
Metal products	-	-	-	-	-	-
Machinery	-	-	-	-	-	-
Electric appliances	-	-	-	-	-	-
Transportation vehicles	-	-	-	-	-	-
Precision machinery	-	-	-	-	-	-
Others	-	-	-	-	-	-
Agriculture, forestry, fisheries	-	-	-	-	-	-
Mining	-	-	-	-	-	-
Construction	-	-	-	-	-	-
Utilities	-	-	-	-	-	-
Telecommunications	-	-	-	-	-	-
Transportation	5	0.4	-	-	2	6.7
Wholesalers	-	-	-	-	-	-
Retailers	-	-	-	-	-	-
Financial services/insurance	1,268	97.7	14	38.8	16	38.3
Real estate	-	-	-	-	-	-
Service companies	9	0.7	8	22.2	8	19.1
Local governments	-	-	-	-	-	-
Mortgage and consumer and others	15	1.2	14	39.0	15	35.9
Total	1,298	100.0	36	100.0	41	100.0
Foreign Loans						
Governments, etc.	-	-	-	-	-	-
Financial institutions	-	-	-	-	-	-
Commerce and industry companies, etc.	-	-	-	-	-	-
Total	-	-	-	-	-	-
Total	1,298	100.0	36	100.0	41	100.0

Note: Categories of domestic loans by industry are based on the classification of Bank of Japan's survey.

(13) Foreign Investments

1) Investments by asset category

a. Denominated in foreign currency (yen amount not fixed)

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-	-	-
Foreign stocks	-	-	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	83	0.5	52	3.7	65	4.4
Total	83	0.5	52	3.7	65	4.4

b. Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	-	-	-	-	-	-
Total	-	-	-	-	-	-

c. Denominated in yen

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	-	-	-	-	-	-
Foreign bonds	15,000	89.8	-	-	-	-
Foreign stocks, etc	1,587	9.5	1,382	96.3	1,420	95.6
Other	25	0.2	-	-	-	-
Total	16,612	99.5	1,382	96.3	1,420	95.6

d. Total

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Total foreign investments	16,695	100.0	1,435	100.0	1,486	100.0

2) Foreign currency denominated assets by currency

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
U.S. dollar	83	100.0	52	100.0	65	100.0
Euro	-	-	-	-	-	-
Others	-	-	-	-	-	-
Total	83	100.0	52	100.0	65	100.0

3) Investments by region

(Millions of yen, %)

Category	As of September 30, 2007							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks, etc.			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	58	0.4	-	-	58	70.5	-	-
Europe	-	-	-	-	-	-	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	15,024	99.6	15,000	100.0	24	29.5	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	15,083	100.0	15,000	100.0	83	100.0	-	-

(Millions of yen, %)

Category	As of September 30, 2008							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks, etc.			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	33	63.0	-	-	33	63.0	-	-
Europe	-	-	-	-	-	-	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	19	37.0	-	-	19	37.0	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	52	100.0	-	-	52	100.0	-	-

(Millions of yen, %)

Category	As of March 31, 2008							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks, etc.			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	46	71.0	-	-	46	71.0	-	-
Europe	-	-	-	-	-	-	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	19	29.0	-	-	19	29.0	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	65	100.0	-	-	65	100.0	-	-

(14) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	15,853	1,742	38,170	3,448	30,165	16,162

Note: The above table includes securities such as monetary trusts on trading securities.

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of yen)

Category	As of September 30, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	277,163	277,580	417	1,189	(772)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	93,810	92,474	(1,336)	108	(1,444)
Domestic bonds	92,225	90,803	(1,421)	7	(1,428)
Domestic stocks	-	-	-	-	-
Foreign securities	91	83	(8)	3	(11)
Bonds	-	-	-	-	-
Stocks, etc.	91	83	(8)	3	(11)
Other securities	1,494	1,587	93	97	(3)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	370,974	370,054	(919)	1,297	(2,216)
Domestic bonds	354,388	353,387	(1,001)	1,196	(2,198)
Domestic stocks	-	-	-	-	-
Foreign securities	15,091	15,080	(11)	3	(14)
Bonds	15,000	14,997	(3)	-	(3)
Stocks, etc.	91	83	(8)	3	(11)
Other securities	1,494	1,587	93	97	(3)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of September 30, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	466
Unlisted domestic stocks (excluding over-the-counter stocks)	184
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	282
Total	466

a. Securities with market value

(Millions of yen)

Category	As of September 30, 2008				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	269,952	271,768	1,815	2,276	(460)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	84,888	82,765	(2,122)	5	(2,128)
Domestic bonds	83,341	81,329	(2,011)	5	(2,017)
Domestic stocks	-	-	-	-	-
Foreign securities	52	52	0	0	-
Bonds	-	-	-	-	-
Stocks, etc.	52	52	0	0	-
Other securities	1,494	1,382	(111)	-	(111)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	354,841	354,533	(307)	2,282	(2,589)
Domestic bonds	353,294	353,098	(196)	2,281	(2,477)
Domestic stocks	-	-	-	-	-
Foreign securities	52	52	0	0	-
Bonds	-	-	-	-	-
Stocks, etc.	52	52	0	0	-
Other securities	1,494	1,382	(111)	-	(111)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of September 30, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	342
Unlisted domestic stocks (excluding over-the-counter stocks)	182
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	159
Total	342

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2008				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	270,583	273,751	3,168	3,433	(265)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	91,896	90,198	(1,697)	11	(1,708)
Domestic bonds	90,331	88,712	(1,619)	11	(1,630)
Domestic stocks	-	-	-	-	-
Foreign securities	70	65	(4)	-	(4)
Bonds	-	-	-	-	-
Stocks, etc.	70	65	(4)	-	(4)
Other securities	1,494	1,420	(73)	-	(73)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	362,479	363,950	1,470	3,444	(1,974)
Domestic bonds	360,914	362,463	1,549	3,444	(1,895)
Domestic stocks	-	-	-	-	-
Foreign securities	70	65	(4)	-	(4)
Bonds	-	-	-	-	-
Stocks, etc.	70	65	(4)	-	(4)
Other securities	1,494	1,420	(73)	-	(73)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	407
Unlisted domestic stocks (excluding over-the-counter stocks)	183
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	224
Total	407

3) Fair value information on monetary trusts

(Millions of yen)

Category	As of September 30, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	15,853	15,853	-	-	-

(Millions of yen)

Category	As of September 30, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	38,170	38,170	-	-	-

(Millions of yen)

Category	As of March 31, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	30,165	30,165	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	15,853	1,742	38,170	3,448	30,165	16,162

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

The company held no monetary trusts for held-to-maturity, policy reserve matching securities and others as of September 30, 2007 and 2008 as well as March 31, 2008.

4) Fair value information on real estate

The company held no real estate as of September 30, 2007 and 2008 as well as March 31, 2008.

5) Fair value information on derivative transactions

a. General information

1. Types of transaction

The Company uses the following derivative transactions.

i) Currency-related : currency option transactions
ii) Interest-related : not applicable
iii) Stock-related : stock index option transactions
iv) Bond-related : not applicable

2. Transaction policy

The Company uses derivative transactions to hedge minimum guarantee risks (guaranteed minimum death benefit risk, guarantee of minimum annuitization value risk) relating to variable annuities.

3. Purpose of use

In accordance with the transaction policy, derivative transactions are used to hedge against the price fluctuation risks for the underlying assets of separate accounts.

4. Risk profile

Since the derivative transactions in which the Company is engaged are only put option purchases, it is exposed only to limited risks related to derivative transactions. Since it uses these transactions to hedge fluctuations of minimum guarantee risk from market risks (price fluctuation and currency risk) relating to the underlying assets of separate accounts, the risk of derivative transactions is limited further.

The risk of nonperformance by counterparties is also limited, because the Company only conducts transactions through exchanges or carefully selected OTC dealings with partners with high credit ratings.

5. Risk management

The policy of hedging minimum guarantee risk relating to variable annuities is stipulated in the Company's internal regulations regarding the execution and monitoring of hedging transactions, and the Company conducts tightly controlled operations in this respect. In the Company's approach to risk management, the front and back offices are separated into the investment section and the clerical and administrative section, which mutually supervise each other. The Total Risk Control Division also ascertains and analyzes all kinds of risks, including derivative transaction risk, and regularly reports to the Board of Directors.

6. Supplemental information

The Company does not apply hedge accounting to derivative transactions for the purpose of hedging minimum guarantee risk relating to variable annuities.

b. Gains (losses) on derivatives with and without hedge accounting

(i) Currency-related transactions

(Millions of yen)

Category	As of September 30, 2007				As of September 30, 2008				As of March 31, 2008			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Currency options:												
Sold:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	35,175	31,580			32,505	28,657			34,222	30,495		
	[4,508]	[4,330]	[2,441]	[(2,066)]	[4,442]	[4,173]	[3,398]	[(1,043)]	[4,508]	[4,287]	[3,534]	[(974)]
U.S. dollar	21,656	19,409			19,610	17,231			20,686	18,369		
	[3,010]	[2,888]	[1,773]	[(1,237)]	[2,916]	[2,732]	[2,283]	[(633)]	[2,971]	[2,818]	[2,643]	[(328)]
Euro	13,518	12,170			12,895	11,425			13,535	12,126		
	[1,497]	[1,441]	[668]	[(829)]	[1,526]	[1,441]	[1,115]	[(410)]	[1,536]	[1,469]	[891]	[(645)]
Total				(2,066)				(1,043)				(974)

Note: Parenthesized figures are option premiums.

(ii) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

(iii) Stock-related transactions

(Millions of yen)

Category	As of September 30, 2007				As of September 30, 2008				As of March 31, 2008			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Stock index options:												
Sold:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	107,739	100,927			122,362	115,393			110,044	102,932		
	[14,469]	[14,077]	[10,943]	[(3,526)]	[18,470]	[17,903]	[31,789]	[13,319]	[15,576]	[15,103]	[25,377]	[9,800]
Nikkei225	94,293	87,675			97,129	90,507			94,094	87,233		
	[11,996]	[11,615]	[8,885]	[(3,111)]	[13,404]	[12,871]	[23,784]	[10,379]	[12,415]	[11,963]	[20,590]	[8,174]
S&P500	8,752	8,620			11,428	11,241			10,356	10,187		
	[1,470]	[1,463]	[1,207]	[(262)]	[2,164]	[2,147]	[3,653]	[1,489]	[1,880]	[1,867]	[3,033]	[1,152]
DJES 50	4,693	4,631			6,146	6,053			5,593	5,511		
	[1,003]	[998]	[850]	[(152)]	[1,453]	[1,442]	[2,460]	[1,006]	[1,280]	[1,271]	[1,753]	[473]
MSCI KOKUSAI	-	-			7,658	7,590			-	-		
	[-]	[-]	[-]	[-]	[1,447]	[1,441]	[1,890]	[443]	[-]	[-]	[-]	[-]
Total				(3,526)				13,319				9,800

Note: Parenthesized figures are option premiums.

(iv) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

(v) Others

The Company held no other derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Individual variable insurance	3,101	2,366	2,568
Individual variable annuities	659,188	635,759	588,207
Total	662,290	638,125	590,775

(2) Status of Individual Variable Insurance (Separate accounts)

1) Total number of policies and total policy amount in force

(Number:Thousands, Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term life)	0	15	0	15	0	15
Variable insurance (whole life)	3	12,066	3	11,803	3	11,939
Total	3	12,081	3	11,818	3	11,954

2) Asset composition

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	262	8.4	111	4.7	148	5.8
Securities	2,798	90.2	2,210	93.4	2,390	93.1
Domestic bonds	848	27.3	853	36.1	865	33.7
Domestic stocks	1,047	33.8	676	28.6	776	30.2
Foreign securities	902	29.1	680	28.8	748	29.1
Foreign bonds	316	10.2	418	17.7	304	11.8
Foreign stocks, etc.	585	18.9	262	11.1	443	17.3
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	40	1.3	44	1.9	30	1.2
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	3,101	100.0	2,366	100.0	2,568	100.0

3) Net investment income

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Interests, dividends and income from real estate for rent	27	24	52
Gains on sale of securities	410	5	419
Gains on redemption of securities	-	-	-
Valuation gains on securities	609	536	494
Foreign exchange gains, net	0	0	0
Gains from derivatives, net	-	-	-
Other investment income	-	-	-
Losses on sale of securities	283	89	315
Amortization of securities	-	-	-
Devaluation losses on securities	743	605	1,032
Foreign exchange losses, net	-	-	-
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment income	20	(128)	(381)

Note: Above net investment income(loss) are stated on the statemnets of operations as an item of the gains(losses) from separate accounts.

(3) Status of Individual Variable Annuities (Separate Accounts)

1) Total number of policies and total policy amount in force

(Number: Thousands, Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Number	Amount	Number	Amount	Number	Amount
Individual variable annuities	75	666,983	93	649,212	78	596,807

2) Asset composition

(Millions of yen, %)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	17,029	2.6	18,025	2.8	15,912	2.7
Securities	640,109	97.1	615,914	96.9	571,274	97.1
Domestic bonds	-	-	-	-	-	-
Domestic stocks	-	-	-	-	-	-
Foreign securities	1,408	0.2	1,227	0.2	1,201	0.2
Foreign bonds	-	-	-	-	-	-
Foreign stocks, etc.	1,408	0.2	1,227	0.2	1,201	0.2
Other securities	638,700	96.9	614,687	96.7	570,073	96.9
Loans	-	-	-	-	-	-
Other assets	2,050	0.3	1,819	0.3	1,019	0.2
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	659,188	100.0	635,759	100.0	588,207	100.0

3) Net investment income

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Interests, dividends and income from real estate for rent	6,844	1,833	10,221
Gains on sale of securities	-	-	-
Gains on redemption of securities	-	-	-
Valuation gains on securities	97,568	25,831	29,382
Foreign exchange gains, net	-	-	-
Gains from derivatives, net	-	-	-
Other investment income	-	-	-
Losses on sale of securities	20	357	284
Amortization of securities	-	-	-
Devaluation losses on securities	102,955	59,973	116,558
Foreign exchange losses, net	-	-	-
Losses from derivatives, net	-	-	-
Other investment expenses	-	-	-
Net investment income	1,436	(32,665)	(77,238)

4) Fair value information on securities
a. Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	640,109	(5,387)	615,914	(34,141)	571,274	(87,175)

Note: The above table includes securities such as monetary trusts on trading securities.

b. Fair value information on monetary trusts
The company held no monetary trusts as of September 30, 2007 and 2008 as well as March 31, 2008.

c. Fair value information on derivative transactions
(i) Interest-related transactions
The Company held no interest-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

(ii) Currency-related transactions
The Company held no currency-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

(iii) Stock-related transactions
The Company held no stock-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

(iv) Bond-related transactions
The Company held no bond-related derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

(v) Others
The Company held no other derivative instruments as of September 30, 2007 and 2008 as well as March 31, 2008.

4. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Core Revenues	96,486	128,689	171,722
Income from insurance premiums	88,081	121,350	134,097
Insurance premiums	85,876	118,793	130,894
Ceded reinsurance recoveries	2,205	2,557	3,203
Investment income	3,693	2,158	4,227
Interest, dividends and income from real estate for rent	2,202	2,087	4,158
Gains on redemption of securities	-	-	14
Other investment income	33	71	53
Gains on separate accounts, net	1,456	-	-
Other ordinary income	4,712	5,180	33,397
Income related to withheld insurance claims and other payments for future annuity payments	4,409	4,346	9,222
Income due to withheld insurance payments	126	87	227
Reversal of reserve for outstanding claims	-	569	-
Reversal of policy and other reserves	-	-	23,593
Reversal of reserve for employees' retirement benefits	171	159	347
Other ordinary income	4	17	7
Other core revenues	-	-	-
Core Expenses	99,881	141,888	189,906
Insurance claims and other payments	50,006	43,327	95,581
Insurance claims	9,840	8,654	20,119
Annuity payments	2,695	2,931	5,720
Insurance benefits	8,976	8,598	18,705
Surrender payments	23,061	17,571	40,103
Other payments	3,487	4,211	7,702
Reinsurance payments	1,945	1,359	3,229
Provision for policy and other reserves	40,413	56,325	101
Investment expenses	54	32,818	77,737
Interest expense	19	0	21
Losses on redemption of securities	-	-	-
Provision for reserve for possible loan losses	0	0	-
Depreciation of real estate for rent	-	-	-
Other investment expenses	33	22	96
Losses on separate accounts, net	-	32,794	77,619
Operating expenses	7,565	8,068	13,605
Other ordinary expenses	1,842	1,349	2,880
Payments related to withheld insurance claims	261	312	599
Taxes	579	709	940
Depreciation	323	318	615
Provision for reserve for employees' retirement benefits	-	-	-
Other ordinary expenses	677	9	725
Other core expenses	-	-	-
Core Profit	(3,395)	(13,199)	(18,183)

(2) Reconciliation to Ordinary Profit

(Millions of yen)

Category		Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Core profit	(A)	(3,395)	(13,199)	(18,183)
Capital gains		1,289	3,204	15,602
Gains from monetary trusts, net		*(Note 1)* 1,012	*(Note 1)* 3,204	*(Note 1)* 15,324
Gains on investments in trading securities, net		-	-	-
Gains on sale of securities		276	-	277
Gains from derivatives, net		-	-	-
Foreign exchange gains, net		0	-	0
Others		-	-	-
Capital losses		196	97	213
Losses from monetary trusts, net		-	-	-
Losses on investments in trading securities, net		-	-	-
Losses on sale of securities		189	78	189
Devaluation losses on securities		7	18	24
Losses from derivatives, net		-	-	-
Foreign exchange losses, net		-	-	-
Others		-	-	-
Capital gains/losses	(B)	1,093	3,107	15,388
Core profit reflecting capital gains/losses	(A+B)	(2,301)	(10,091)	(2,795)
Other one-time gains		84	-	-
Ceding reinsurance recoveries		-	-	-
Reversal of contingency reserve		-	-	-
Others		*(Note 2)* 84	-	-
Other one-time losses		2,799	4,021	6,871
Reinsurance premiums		-	-	-
Provision for contingency reserve		2,799	2,505	4,275
Provision for specific reserve for possible loan losses		(0)	0	-
Provision for specific reserves for loans to refinancing countries		-	-	-
Write-off of loans		-	-	-
Others		-	*(Note 3)* 1,515	*(Note 3)* 2,595
Other one-time gains/losses	(C)	(2,715)	(4,021)	(6,871)
Ordinary profit (losses)	(A+B+C)	(5,016)	(14,113)	(9,667)

Notes:

1. The figures of gains and losses from monetary trusts are equal to gains and losses on delivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

2. 'Others' in other one-time gains above include reversal for policy reserve relating to minimum guarantee risks for individual variable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulation.

3. 'Others' in Other one-time losses above include a 2,288 million yen of provision for policy reserve relating to minimum guarantee risks for individual variable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulationd. In addition, they include a 234 millions yen of additional premium reserve relating to third sector products, and a 73 million yen of the provision for policy reserve for the scheduled accumulation to net level premium reserve.

5. Disclosed Claims Based on Insurance Business Law Standard

(Millions of yen, %)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Claims against bankrupt and quasi-bankrupt obligors	104	110	101
Claims with collection risk	-	-	-
Claims for special attention	-	-	-
Sub-total	104	110	101
[% of Total]	[1.16]	[1.54]	[1.37]
Claims against normal obligors	8,899	7,066	7,350
Total	9,004	7,177	7,452

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. The amount of policy loans included in total loan amounts above as of September 30, 2008 is 7,078 million yen, including 47 million yen of claims against bankrupt and quasi-bankrupt obligors, and 7,030 million yen of claims against normal obligors.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Millions of yen, %)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Loans to bankrupt companies	-	-	-
Past due loans	41	47	38
Loans over due for three months or more	-	-	-
Restructured loans	-	-	-
Total:	41	47	38
[% of total loans]	[0.47]	[0.68]	[0.53]

Notes:

1. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

2. Past due loans are loans (other than the loans described in note 1 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

3. Loans over due for three months or more are loans, other than the loans described in notes 1 or 2 above, on which principal and/or interest are in arrears for three months or more.

4. Restructured loans are loans, other than the loans described in notes 1, 2 or 3 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

5. The total amount of risk monitored loans as of September 30, 2008 are comprehensive policy loans. The all amount of policy loans applicable to risk monitored loans are reserved by the amount of surrender and lapse and others.

[Reference] Reserves for Possible Loan Losses

(1) Reserves for Possible Loan Losses

(Millions of yen)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
General reserve	4	4	4
Specific reserve	65	65	65
Specific reserve for loans to refinancing countries	-	-	-
Total	70	70	69

(2) Specific Reserve for Possible Loan Losses

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Transfer	0	0	0
Reversal	0	0	0
Net transfer	(0)	0	(0)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

1) Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of September 30, 2007 and 2008 as well as March 31, 2008.

2) Loan outstanding by country

The Company held no specific reserve for loan outstanding by country as of September 30, 2007 and 2008 as well as March 31, 2008.

(4) Write-off of Loans

(Millions of yen)

Category	Six Months Ended September 30, 2007	Six Months Ended September 30, 2008	Year Ended March 31, 2008
Write-off of Loans	-	-	-

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

[Reference] Self-Assessment of Loans

Self-evaluation means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial According to their risks in collection or deterioration of the value as an asset, assets are categorized into normal and three classes from Class II - IV.

T&D Financial Life has established the internal criteria for self-evaluation, and write-offs and reservation, and is carrying out strict self-evaluation, and write-offs and reserve.

In the results of self-evaluation as of September 30, 2008, the Company deducted all assets categorized Class IV as uncollectible, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

(Millions of yen)

Class	As of September 30, 2007		As of September 30, 2008		As of March 31, 2008	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Normal	8,940	8,941	7,113	7,114	7,388	7,389
Class II	-	-	-	-	-	-
Class III	-	-	-	-	-	-
Class IV	1	-	1	-	0	-
Total balance of receivables	8,941	8,941	7,114	7,114	7,389	7,389

Note: The total balance of receivables includes loans, securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

7. Solvency Margin Ratio

(Millions of yen)

Category		As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Total solvency margin	(A)	72,091	61,151	68,361
Net assets (less certain items)		31,424	18,204	28,110
Reserve for price fluctuations		404	424	414
Contingency reserve		12,111	16,093	13,587
Reserve for possible loan losses		4	4	4
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		(1,336)	(2,122)	(1,697)
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		-	-	-
Excess amount of policy reserve based on Zillmer method		29,094	28,456	27,851
Brought in capital		-	-	-
Deductible items		-	-	-
Others		389	91	91
Total risk $\sqrt{(R_1+R_8)^2+(R_2+R_3+R_7)^2}+R_4$	(B)	13,343	18,635	14,984
Insurance risk	R_1	1,691	1,118	1,162
3rd sector insurance risk	R_8	428	365	403
Assumed investment yield risk	R_2	378	360	368
Investment risk	R_3	1,514	1,478	1,441
Business risk	R_4	445	584	479
Minimum guarantee risk	R_7	10,829	16,150	12,610
Solvency margin ratio $\frac{(A)}{(1/2)x(B)} \times 100$		1,080.5%	656.2%	912.4%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. "Net assets (less certain items)" represents net assets on the balance sheet less total valuation and translation adjustments.

3. "Excess amount of policy reserve based on Zillmer method"in Total solvency margin above was described as "Excess amount of policy surrender payment" as of September 30, 2007.

4. The figures of "minimum guarantee risk" were calculated on the basis of the regulatory standard.

8. Adjusted Net Assets

(Millions of yen)

Category	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008
Adjusted net assets	64,119	53,926	63,798

[Reference]
Business Results for the Three Months from July 1, 2008 to September 30, 2008

1. Business Highlights

(1) New Policy Amount

(Number: Thousand, 100 Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008			
	Number	Amount		
			New Policies	Increase from Conversion
Individual insurance	-	-	-	-
Individual annuities	14	933	933	-
Individual variable annuities	14	933	933	-
Subtotal	14	933	933	-
Group insurance	-	-	-	
Group annuities	-	-	-	

(2) Annualized Premiums of New policies

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Individual insurance	-
Individual annuities	17,963
Total	17,963
3rd Sector	-

2. Status of General Account Assets

(1) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Cash and deposits, call loans	3,494
Securities repurchased under resale agreements	-
Pledged money for bond borrowing transaction	-
Monetary claims purchased	-
Securities under proprietary accounts	-
Monetary trusts	10,966
Securities	(5,198)
Domestic bonds	(3,104)
Domestic stocks	(0)
Foreign securities	(1)
Foreign bonds	-
Foreign stocks and other securities	(1)
Other securities	(2,091)
Loans	(46)
Property and equipment	(7)
Deferred tax assets	1,336
Other assets	4,033
Reserve for possible loan losses	(0)
Total assets	14,577
Foreign currency denominated assets	(1)

(2) Investment Income

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Interests, dividends and income from real estate for rent	1,059
Interest income from deposits	0
Interest income and dividends from securities	963
Interest income from loans	56
Income from real estate for rent	-
Other income from interest and dividends	39
Gains on securities under proprietary accounts	-
Gains from monetary trusts, net	7,966
Gains on investments in trading securities, net	-
Gains on sale of securities	-
Gains on sale of domestic bonds	-
Gains on sale of domestic stocks	-
Gains on sale of foreign securities	-
Other	-
Gains on redemption of securities	-
Gains from derivatives, net	-
Foreign exchange gains, net	-
Other investment income	71
Total	9,097

(3) Investment Expenses

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Interest expense	0
Losses on securities under proprietary accounts	-
Losses from monetary trusts, net	-
Losses on investments in trading securities, net	-
Losses on sale of securities	2
Losses on sale of domestic bonds	-
Losses on sale of domestic stocks	-
Losses on sale of foreign securities	-
Other	2
Devaluation losses on securities	0
Devaluation losses on domestic bonds	-
Devaluation losses on domestic stocks	-
Devaluation losses on foreign securities	0
Other	-
Amortization of securities	-
Losses from derivatives, net	-
Foreign exchange losses, net	-
Provision for reserve for possible loan losses	0
Write-off of loans	-
Depreciation of real estate for rent	-
Other investment expenses	17
Total	20

(4) Net Investment Income

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Net investment income	9,076

3. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of yen)

Category	Three Months from July 1, 2008 to September 30, 2008
Core Revenues	105,532
Income from insurance premiums	101,859
Insurance premiums	99,542
Ceded reinsurance recoveries	2,316
Investment income	1,131
Interest, dividends and income from real estate for rent	1,059
Gains on redemption of securities	-
Other investment income	71
Gains on separate accounts, net	-
Other ordinary income	2,541
Income related to withheld insurance claims and other payments for future annuity payments	2,484
Income due to withheld insurance payments	52
Reversal of reserve for outstanding claims	-
Reversal of policy reserve	-
Reversal of reserve for employees' retirement benefits	-
Other ordinary income	4
Other core revenues	-
Core Expenses	121,122
Insurance claims and other payments	22,725
Insurance claims	4,645
Annuity payments	1,478
Insurance benefits	4,516
Surrender payments	9,279
Other payments	2,084
Reinsurance payments	722
Provision for policy and other reserves	41,048
Investment expenses	51,317
Interest expense	0
Losses from redemption of securities	-
Provision for reserve for possible loan losses	0
Depreciation of real estate for rent	-
Other investment expenses	17
Losses on separate accounts, net	51,300
Operating expenses	5,132
Other ordinary expenses	898
Payments related to withheld insurance claims	109
Taxes	546
Depreciation	160
Provision for reserve for employees' retirement benefits	58
Other ordinary expenses	23
Other core expenses	-
Core Profit	(15,590)

(2) Reconciliation to Ordinary Profit

(Millions of yen)

Category		Three Months from July 1, 2008 to September 30, 2008
Core profit (A)		(15,590)
Capital gains		7,966
Gains from monetary trusts, net	*(Note 1)*	7,966
Gains on investments in trading securities, net		-
Gains on sales of securities		-
Gains from derivatives, net		-
Foreign exchange gains, net		-
Others		-
Capital losses		2
Losses from monetary trusts, net		-
Losses on investments in trading securities, net		-
Losses on sales of securities		2
Devaluation losses on securities		0
Losses from derivatives, net		-
Foreign exchange losses, net		-
Others		-
Total capital gains/losses (B)		7,963
Core profit reflecting capital gains / losses (A+B)		(7,627)
Other one-time gains		-
Ceding reinsurance recoveries		-
Reversal of contingency reserve		-
Others		-
Other one-time losses		3,745
Reinsurance premiums		-
Provision for contingency reserve		1,270
Provision for specific reserve for possible loan losses		(0)
Provision for specific reserve for loans to refinancing countries		-
Write-off of loans		-
Others	*(Note 2)*	2,475
Other one-time gains/losses (C)		(3,745)
Ordinary profit (A+B+C)		(11,373)

[Reference]

T&D Financial Life Unaudited Non-Consolidated Statements of Operations for the Three Months from July 1, 2008 to September 30, 2008

(Millions of yen)

	Three months from July 1, 2008 *to September 30, 2008*
	Amount
Ordinary revenues	113,498
Income from insurance premiums	101,859
Insurance premiums	99,542
Ceded reinsurance recoveries	2,316
Investment income	9,097
Interest, dividends and income from real estate for rent	1,059
Interest income from deposits	0
Interest income and dividends from securities	963
Interest income from loans	56
Other income from interest and dividends	39
Gains from monetary trusts, net	7,966
Other investment income	71
Other ordinary income	2,541
Income related to withheld insurance claims and other payments for future annuity payments	2,484
Income due to withheld insurance payments	52
Other ordinary profit	4
Ordinary expenses	124,871
Insurance claims and other payments	22,725
Insurance claims	4,645
Annuity payments	1,478
Insurance benefits	4,516
Surrender payments	9,279
Other payments	2,084
Reinsurance premiums	722
Provision for policy and other reserves	44,794
Provision for reserve for outstanding claims	68
Provision for policy reserve	44,724
Interest portion of reserve for policyholder dividends	1
Investment expenses	51,320
Interest expenses	0
Losses on sales of securities	2
Devaluation losses on securities	0
Provision for reserve for possible loan losses	0
Other investment expenses	17
Losses on separate accounts, net	51,300
Operating expenses	5,132
Other ordinary expenses	898
Payments related to withheld insurance claims	109
Taxes	546
Depreciation	160
Provision for reserve for employees' retirement benefits	58
Provision for reserve for directors' and corporate auditors' retirement benefits	15
Other ordinary losses	7
Ordinary loss	11,373

(Millions of yen)

	Three months from July 1, 2008 to September 30, 2008
	Amount
Extraordinary gains	-
Extraordinary losses	6
Losses on disposal of fixed assets	2
Provision for reserve for price fluctuations	4
Provision for reserve for policyholder dividends	4
Loss before income taxes	11,384
Current income taxes	(2,143)
Deferred income taxes	(1,260)
Net loss	7,980

Exhibit

The State of Investment in Securitized Products, Sub-prime Related Products and Others
(As of September 30, 2008)

1. SPEs

(Billions of yen)

		Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs		-	-	-
	ABCP	-	-	-
	SIV	-	-	-
	Other products	-	-	-

2. CDO

(Billions of yen)

			Rating	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO				0.0	(0.0)	0.0
	ABS-CDO			-	-	-
	CLO			0.0	(0.0)	0.0
		Senior		-	-	0.0
			AAA	-	-	0.0
			AA	-	-	-
			A and below	-	-	-
			None	-	-	-
		Mezzanine		0.0	(0.0)	0.0
			AAA	-	-	-
			AA	0.0	(0.0)	0.0
			A and below	-	-	-
			None	-	-	-
	CBO			-	-	-
	Other products			-	-	-

3. Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

4. CMBS

(Billions of yen)

	Fair value		Net unrealized gains/losses	Realized gains/losses
		(ref.) as of June 30, 2008		
CMBS	-	-	-	-

5. Leveraged Finance

(Billions of yen)

	Fair value		Net unrealized gains/losses	Realized gains/losses
		(ref.) as of June 30, 2008		
Leveraged Finance	-	-	-	-

6. Other products

None

Note: Realized gains/losses include interest, dividends and income from real estate for rent.

November 19, 2008
T&D Financial Life Insurance Company

Supplementary Data for the Six Months Ended September 30, 2008
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

(Millions of yen)

	Six Months Ended September 30, 2008	% Change from Fiscal Year Ended March 31, 2008	% Change from Six Months Ended September 30, 2007	Fiscal Year Ended March 31, 2008	Six Months Ended September 30, 2007
Annualized premiums of new policies	19,681	-	125.1%	12,739	8,744
3rd sector products	-	-	-	-	-
Annualized premiums of total policies	115,921	16.7%	17.9%	99,358	98,287
3rd sector products	5,789	(5.3%)	(9.5%)	6,115	6,394
Income from insurance premiums	121,350	-	37.8%	134,097	88,081
Individual insurance and annuities	117,529	-	41.5%	125,960	83,079
Group insurance and annuities	1,258	-	(54.9%)	4,900	2,790
New policy amount	105,997	-	65.9%	93,388	63,901
Policy amount in force	2,199,757	(2.7%)	(10.0%)	2,261,006	2,445,503
Surrender and lapse amount	71,849	-	(19.5%)	165,582	89,266
Surrender and lapse rate	3.18%	-	(0.36 points)	6.56%	3.54%

Notes:
1. The above figures excluding income from insurance premiums represent total amounts of individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. The annualized premiums are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.
4. Surrender and lapse rates for the six months ended September 30, 2008 and 2007 are not annualized.

(2) Assets

(Millions of yen)

	As of September 30, 2008	% Change from March 31, 2008	% Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Total assets	1,100,845	4.9%	(1.2%)	1,048,962	1,113,677
Adjusted net asset	53.9 billion yen	(15.5%)	(15.9%)	63.7 billion yen	64.1 billion yen
Adjusted net asset / General account assets	11.6%	(2.3 points)	(2.6 points)	13.9%	14.2%
Solvency margin ratio	656.2%	(256.2 points)	(424.3 points)	912.4%	1,080.5%

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Negative Spread

(Millions of yen)

	Six Months Ended September 30, 2008	% Change from Fiscal Year Ended March 31, 2008	% Change from Six Months Ended September 30, 2007	Fiscal Year Ended March 31, 2008	Six Months Ended September 30, 2007
Core profit	(13,199)	-	288.8%	(18,183)	(3,395)

(Millions of yen)

	Fiscal Year Ending March 31, 2009 (Forecast)	Fiscal Year Ended March 31, 2008
Negative spread	3,000	4,103

(4) Policy and Other Reserves

(Millions of yen)

	As of September 30, 2008	Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Policy reserve *(Note)*	1,048,399	57,838	(3,333)	990,560	1,051,732
General account	412,995	11,862	21,329	401,133	391,665
Separate account	635,403	45,976	(24,662)	589,427	660,066
Reserve for price fluctuations	424	10	20	414	404
Contingency reserve	16,093	2,505	3,981	13,587	12,111
Contingency reserve 1	5,055	503	73	4,551	4,981
Contingency reserve 2	-	-	-	-	-
Contingency reserve 3	10,628	2,002	3,860	8,626	6,768
Contingency reserve 4	409	-	47	409	361
Contingency reserve fund	-	-	-	-	-
Price fluctuation reserve fund	-	-	-	-	-

Note: The amount of policy reserve excludes the amount of contingency reserve.

(5) Unrealized Gains/ Losses

(Millions of yen)

	As of September 30, 2008	Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Securities	(307)	(1,777)	612	1,470	(919)
Domestic stocks	-	-	-	-	-
Domestic bonds	(196)	(1,745)	805	1,549	(1,001)
Foreign securities	0	5	11	(4)	(11)
Real estate (domestic land and lease)	-	-	-	-	-

(6) Investment for the Six Months Ended September 30, 2008

(Millions of yen)

	Net Increase (decrease)	Second Half Year Ending March 31, 2008 (Planned)
Domestic stocks	(0)	-
Domestic bonds	(7,620)	Level-Off
Foreign stocks	(18)	-
Foreign bonds	-	-
Real estate	(5)	-

(7) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even

	As of September 30, 2008
NIKKEI Average	-
TOPIX	-
Domestic bonds	1.6%
Foreign securities	103 Yen

Note: These figures are calculated based on current asset holdings, assuming that our asset portfolio is the same as those of the NIKKEI average, TOPIX, 10-Year JGB and U.S .dollar / yen rate. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

(8) Performance forecasts for the Fiscal Year Ending March 31, 2009

(Millions of yen)

	Fiscal Year Ending March 31, 2009 (Forecast)
Income from insurance premiums	310,000
Core profit	(21,000)
Policy amount in force	2,320,000
Annualized premiums of total policies	130,000

(9) Cross Holdings with Domestic Banks

a. Contributions from Domestic Banks

(Millions of yen)

	As of September 30, 2008
Funds	-
Subordinated loans and debentures	-

b. Contributions to Domestic Banks

(Millions of yen)

	As of September 30, 2008
Bank stocks	-
Subordinated loans and debentures	11,997

(10) Number of Employees

(Number)

	As of September 30, 2008	% Change from March 31, 2008	% Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
In-house sales representatives	-	-	-	-	-
Administrative personnel	344	1.5%	10.6%	339	311

(11) OTC sales thorough banks

(Number, Millions of yen)

		Six Months Ended September 30, 2008	% Change from Six Months Ended September 30, 2007	Fiscal Year Ended March 31, 2008	Six Months Ended September 30, 2007	Total Sales since October 2002 (Lifting of ban on sales of individual annuities)
Variable annuities	Number	16,454	138.0%	10,840	6,912	64,133
	Amount	105,431	97.0%	81,281	53,524	636,593
Fixed annuities	Number	-	-	-	-	-
	Amount	-	-	-	-	-

(Number, Millions of yen)

		Six Months Ended September 30, 2008	% Change from Six Months Ended September 30, 2007	Fiscal Year Ended March 31, 2008	Six Months Ended September 30, 2007	Total Sales since December 2005 (Lifting of ban on sales of whole life and endowment with single premiums)
Whole life insurance with single premiums	Number	-	-	-	-	-
	Amount	-	-	-	-	-
Endowment with single premiums	Number	-	-	-	-	-
	Amount	-	-	-	-	-

(Number, Millions of yen)

		Six Months Ended September 30, 2008	Total Sales since December 2007 (Lifting of ban on sales of all life insurance products)
Products responding to the full deregulation of OTC sales at banks	Number	-	-
	Amount	-	-

(12) The State of Investment in Securitized Products, Sub-prime related Products and Others

(Billions of yen)

		As of September 30, 2008			
		Fair Value	As of March 31, 2008	Net unrealized gains/losses	Realized gains/losses
Total		0.0	-	(0.0)	0.0
	[Sub-prime related]	[-]	[-]	[-]	[-]
	SPEs	-	-	-	-
	CDO	0.0	-	(0.0)	0.0
	Other sub-prime and ALT-A exposure	-	-	-	-
	CMBS	-	-	-	-
	Leveraged Finance	-	-	-	-
	RMBS	-	-	-	-
	Credit linked notes/loans	-	-	-	-
	Others	-	-	-	-

Note: Realized gains/losses include interest, dividends and income from real estate for rent.

T&D Life Group

November 19, 2008

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Revisions of Consolidated Earnings Forecasts for the Fiscal Year Ending March 31, 2009

T&D Holdings, Inc. hereby revises its consolidated earnings forecasts for the fiscal year ending March 31, 2009.

The non-consolidated earnings forecasts for the fiscal year ending March 31, 2009 remain unchanged.

The projected shareholders' dividend per share for the fiscal year ending March 31, 2009 remains unchanged.

Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

(Millions of yen)

	Ordinary Revenues	Ordinary Profit	Net Income	Net income per Share (yen)
Previous Forecast (A)	2,100,000	115,000	39,000	158.39
Revised Forecast (B)	2,340,000	56,000	2,000	8.12
Amount of Change (B)-(A)	240,000	(59,000)	(37,000)	
Percentage of Change (%)	11.4	(51.3)	(94.9)	
(Ref.) Results for the Year Ended March 31, 2008	2,330,071	155,712	36,749	149.24

(Reason for the revision)

Based on economic circumstances and operating results for the six months ended September 30, 2008, the forecast for consolidated ordinary revenues for the fiscal year ending March 31, 2009 has been revised to ¥2,340.0 billion (up ¥240.0 billion) mainly because investment income including gains on sales of securities is expected to increase. On the other hand, the forecast for consolidated ordinary profit for the fiscal year ending March 31, 2009 has been revised to ¥56.0 billion (down ¥59.0 billion) and the forecast for consolidated net income for the fiscal year ending March 31, 2009 has been revised to ¥2.0 billion (down ¥37.0 billion) mainly because investment expenses including losses on sales of securities and devaluation losses on securities are expected to increase.

Note: The above forecasts for the year ending March 31, 2009 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Reference: Forecasts for the Year Ending March 31, 2009 of Three Life Insurance Companies (Non-consolidated Basis)

(Millions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,080,000	1,120,000	320,000
amount of change	150,000	100,000	50,000
Ordinary Profit	41,000	37,000	(25,000)
amount of change	12,000	(59,000)	(11,000)
Core Profit	41,000	78,000	(21,000)
amount of change	(5,000)	(29,000)	(17,000)
Net Income	8,000	10,000	(17,000)
amount of change	(5,000)	(24,000)	(7,000)

Note: "amount of change" is presented in comparison with the previous forecast announced on May 19, 2008.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

T&D Life Group

November 19, 2008

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)
T&D Financial Life Insurance Company
Muneo Takeuchi, President

Capital increase plan in T&D Financial Life Insurance Company

At a meeting held on November 19, 2008, the Board of Directors of T&D Financial Life Insurance Company, a subsidiary of T&D Holdings, Inc., has resolved to plan to increase its capital, as follows.

1. Summary of capital increase plan

(1) Amount (planned): 40.0 billion yen

(2) Date (planned): December 26, 2008

(3) Share allottee (Shareholder): T&D Holdings, Inc. (existing 100% shareholder)

(Note) By way of bank loans, T&D Holdings, Inc. will have necessary funds for the capital increase in T&D Financial Life Insurance Company. Please be aware that there is a possibility that this capital increase may be cancelled according to the financial circumstances.

2. Reason of capital increase plan

Following the steady sales results of new product (non-participating individual variable annuity product, which is GMLB Type IV called "Five Ten") launched in June 2008, the capital increase plan is aimed to expand the business of T&D Financial Life Insurance Company by strengthening its financial basis.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

File No.82-34783

T&D
T&D Life Group

October 31, 2008

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Revisions of Consolidated Earnings Forecasts for the Six Months Ended September 30, 2008

T&D Holdings, Inc. hereby revises its consolidated earnings forecasts for the six months ended September 30, 2008. The non-consolidated earnings forecasts for the six months ended September 30, 2008 remain unchanged.

The company has made no changes to the full-year earnings forecasts and projected shareholders' dividends for the fiscal year ending March 31, 2009, as announced on May 19, 2008. These will be promptly addressed, however, if it becomes necessary.

Revisions of Consolidated Earnings Forecasts for T&D Holdings for the Six Months Ended September 30, 2008 (April 1, 2008, to September 30, 2008)

(Millions of yen)

	Ordinary revenues	Ordinary profit	Net income	Net income per Share (yen)
Previous Forecast (A)	1,080,000	59,000	20,000	81.22
Revised Forecast (B)	1,270,000	34,000	3,800	15.61
Amount of Change (B) – (A)	190,000	(25,000)	(16,200)	-
Percentage of Change (%)	17.6	(42.4)	(81.0)	-
(Ref.) Results for the six months ended September 30, 2007	1,138,496	100,765	33,071	134.30

Reasons for Revisions:

Ordinary revenues are expected to exceed the initial forecasts mainly due to an increase in reversal of policy reserve. On the other hand, the forecasts for ordinary profit and net income are expected to be 34.0 billion yen and 3.8 billion yen, respectively. These are caused mainly due to devaluation losses on securities of 41.6 billion yen mainly attributed to flagging stock market reflecting financial market turmoil.

(Reference)

Preliminary Non-Consolidated Earnings Forecasts of the Three Life Insurance Companies for the Six Months Ended September 30, 2008 (April 1, 2008, to September 30, 2008)

(Millions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	557,000	630,000	132,000
Ordinary profit	21,000	25,000	(14,000)
Core profit	23,000	54,000	(13,000)
Net income	8,700	4,100	(9,900)

(Note)

The above figures are based on information available as at the date of this announcement, and actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3434-9142

T&D Life Group

October 30, 2008

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Change of Pet & Family Small-amount Short-term Insurance Company to a Wholly Owned Subsidiary through a Share Exchange

At a meeting held on October 30, 2008, the Board of Directors of T&D Holdings has resolved to make Pet & Family Small-amount Short-term Insurance Company ("P&F") a wholly owned subsidiary through a share exchange, effective on December 1, 2008. Details are as follows.
In accordance with Article 796-3 of the Japanese Company Law, T&D Holdings conducts the share exchange without the approval of a general shareholders meeting (the simplified share exchange procedure). Since T&D Holdings holds more than 90% of the voting rights of P&F, P&F conducts the share exchange without the approval of a general shareholders meeting (the abbreviated share exchange procedure) in accordance with Article 784-1 of the Japanese Company Law. Therefore disclosures that would otherwise be required are provided herein with certain omissions.

1. Purpose of the share exchange

The pet insurance market is expected to expand against the backdrop of social environmental changes, such as growing number of pets mainly due to an increasing number of pet-friendly apartments, and a rising in treatment opportunities for pets as a member of family.
P&F is a consolidated subsidiary of T&D Holdings at present. In order to strengthen P&F's competitive edge in the pet insurance market, T&D Holdings has decided to need to make P&F a wholly owned subsidiary and enhanse business efficiency by speeding up of decision making.

2. Summary of the share exchange

(1) Schedule of the share exchange

Meeting of the Board of Directors adopting the resolution for the share exchange: October 30, 2008

Execution of the share exchange agreement: October 30, 2008

Effective date of the share exchange: December 1, 2008 (planned)

(Note)

In accordance with Article 796-3 of the Japanese Company Law, T&D Holdings conducts the share exchange without the approval of a general shareholders meeting (the simplified share exchange procedure). And similarly, in accordance with Article 784-1 of the Japanese Company Law, P&F conducts the share exchange without the approval of a general shareholders meeting (the abbreviated share exchange procedure).

(2) Allotment concerning the share exchange

In accordance with Article 768-1-2 of the Japanese Company Law, T&D Holdings will grant the shareholders of P&F other than T&D Holdings recorded in the shareholder register of P&F 22,000 yen for each P&F share.

(3) Basis for the calculation of the allotment concerning the share exchange

1) Basis for the calculation

In order to ensure the fairness and appropriateness of the cash amount to be provided at the time of the share exchange, T&D Holdings instructed Inamine CPA Firm as the third party appraiser to perform a valuation of P&F shares.

The valuation of the shares of P&F was performed by Inamine CPA Firm using the methods such as the net appraisal value method, the actual transaction value method, and the capitalization method, each of which is used in combination.

2) Background of the calculation

As mentioned above, T&D Holdings requested the third party appraiser to perform a valuation of P&F shares for the share exchange. As a result of the subsequent negotiations and discussions between T&D Holdings and P&F based on the calculation results received from such third party appraiser, T&D Holdings and P&F finally concluded that the cash amount to be provided at the time of the share exchange is 22,000 yen for each P&F share.

3) Relationship with the calculation agency

Inamine CPA Firm as the third party appraiser is independent from T&D Holdings, and not the related party of T&D Holdings and P&F.

(4) Handling of share warrants and convertible bonds with warrants of the wholly owned subsidiary

Not applicable

3. Profile of parties involved in the share exchange

(1) Company Name	T&D Holdings, Inc.	Pet & Family Small-amount Short-term Insurance Company
(2) Description of Business	Management of the T&D Life Group and its subsidiaries and all duties incidental to that role	Small-amount Short-term Insurance
(3) Date of Incorporation	April 1, 2004	August 8, 2003
(4) Location of Headquarters	1-2-3, Kaigan, Minato-ku, Tokyo	3-34-3, Hongo, Bunkyo-ku, Tokyo
(5) Post and Name of Representative	Representative Director and President, Naoteru Miyato	Representative Director and President, Akira Kusakabe
(6) Capital	118,595 million yen	856 million yen

(7) Number of Common Stocks issued	246,330,000	97,455
(8) Net Assets	677,273 million yen (consolidated)	1,265 million yen (non-consolidated)
(9) Total Assets	13,366,056 million yen (consolidated)	1,387 million yen (non-consolidated)
(10) Fiscal Year-End	March 31	March 31
(11) Name of Principal Shareholders and Ratio of Shareholding	Japan Trustee Services Bank, Ltd. (Trust Account) 4.60% The Master Trust Bank of Japan Ltd. (Trust Account) 4.51% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 4.27% CBNY-Orbis Funds 2.32% State Street Bank and Trust Company 505103 2.05%	T&D Holdings, Inc. 95.83%

(Note)

(6), (8), (9), (11): as of March 31, 2008; (11) for P&F: as of October 1, 2008

(Note)

P&F has no consolidated subsidiary.

4. Status following the share exchange

(1) Company name, description of business, location of headquarters, post and name of representative, capital, fiscal year-end

The details described in 3. Profile of parties involved in the share exchange (T&D Holdings) above will remain the same.

(2) Forecasts

The impact of this share exchange on both the consolidated and non-consolidated financial forecasts of T&D Holdings for the fiscal year ending March 31, 2009 will be minimal. There is no change in the financial forecasts on both the consolidated and non-consolidated basis already announced.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

T&D Life Group

October 10, 2008

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Devaluation Losses on Securities at the End of the Second Quarter Ended September 30, 2008

T&D Holdings announced today that the amounts of its devaluation losses on securities at the end of the second quarter ended September 30, 2008 are estimated to be as shown below.

1. Devaluation Losses on Securities (Consolidated basis)

(A) Total Amount of Devaluation Losses on Securities at the End of the Second Quarter Ended September 30, 2008	41.6 billion yen
(B) Net Assets for the Fiscal Year Ended March 31, 2008 (A) / (B) x 100	677.2 billion yen 6.1 %
(C) Ordinary Profit for the Fiscal Year Ended March 31, 2008 (A) / (C) x 100	155.7 billion yen 26.7 %
(D) Net Income for the Fiscal Year Ended March 31, 2008 (A) / (D) x 100	36.7 billion yen 113.4 %

(Note)

Total amount of devaluation losses on securities at the end of the second quarter ended September 30, 2008 (A, in the table) is estimated as of October 10, 2008. In accordance with the T&D Life Group's policy of enhancing the quality of its assets, the group companies apply the standards that devaluation losses on available-for-sale securities with fair value, such as domestic and foreign stocks, should be calculated when the decline of their fair value is 30% or more of the book value.

2. Forecasts

We are now calculating the financial results for the second quarter ended September 30, 2008. Should the change to the earnings forecasts, as announced on May 19, 2008, become necessary, it will be promptly addressed.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

File No.82-34783

T&D Life Group

August 12, 2008

Taiyo Life Insurance Company
Katsuro Oishi, President

The State of Investment in Securitized Products, Sub-prime related Products and Others

Taiyo Life Insurance Company announced that the state of investment in securitized products, sub-prime related products and others as of June 30, 2008, in accordance with a guideline on Financial Stability Forum, as you see the exhibit.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

Exhibit

The state of investment in securitized products, sub-prime related products and others (as of June 30, 2008)

1. Overseas Investments

(i) SPEs

(Billions of yen)

		Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs		-	-	-
	ABCP	-	-	-
	SIV	-	-	-
	Other products	-	-	-

Note: The above table shows the figures for SPEs to invest in securitized products and others.

(ii) CDO

(Billions of yen)

		Rating	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO			-	-	-
	ABS-CDO		-	-	-
		AAA	-	-	-
		AA	-	-	-
		A	-	-	-
		BBB and below	-	-	-
	CLO		-	-	-
		AAA	-	-	-
		AA	-	-	-
		A	-	-	-
		BBB and below	-	-	-
	CBO		-	-	-
	Other products		-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

			Fair value	(ref.) as of March 31, 2008	Net unrealized gains/losses	Realized gains/losses
		Rating				
CMBS			-	-	-	-
	Japan		-	-	-	-
		AAA	-	-	-	-
		AA	-	-	-	-
		A	-	-	-	-
		BBB and below	-	-	-	-

(v) Leveraged Finance

(Billions of yen)

	Fair value	(ref.) as of March 31, 2008	Net unrealized gains/losses	Realized gains/losses
Leveraged Finance	-	-	-	-

(vi) Other products

<u>Hedge Fund:</u>

Funds of hedge funds include hedge funds using strategies to invest in the sub-prime related products. However, the size of those hedge funds is relatively small, thus the impact of sub-prime crisis is so limited.
Fair value of offshore hedge funds amounts to 81.3 billion yen, of which fair value of hedge funds using strategies to invest in the sub-prime related products amounts to about 8.8 billion yen.

2. Domestic Investments

(i) SPEs

(Billions of yen)

		Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs		-	-	-
	ABCP	-	-	-
	SIV	-	-	-
	Other products	-	-	-

Note: The above table shows the figures for SPEs to invest in securitized products and others.

(ii) CDO

(Billions of yen)

		Rating	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO			9.2	(0.1)	0.0
	ABS-CDO		5.9	(0.0)	0.0
		AAA	2.9	(0.0)	0.0
		AA	3.0	-	0.0
		A	-	-	-
		BBB and below	-	-	-
	CLO		3.3	(0.0)	0.0
		AAA	2.9	(0.0)	0.0
		AA	0.3	0.0	0.0
		A	-	-	-
		BBB and below	-	-	-
	CBO		-	-	-
	Other products		-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

	Rating	Fair value	(ref.) as of March 31, 2008	Net unrealized gains/losses	Realized gains/losses
CMBS		11.5	12.5	(0.0)	0.0
Japan		11.5	12.5	(0.0)	0.0
	AAA	2.4	2.5	(0.0)	0.0
	AA	3.9	4.9	(0.0)	0.0
	A	5.0	5.1	(0.0)	0.0
	BBB and below	-	-	-	-

(v) Leveraged Finance

(Billions of yen)

	Fair value	(ref.) as of March 31, 2008	Net unrealized gains/losses	Realized gains/losses
Leveraged Finance	-	-	-	-

(vi) Other products

(Billions of yen)

	Fair Value	Net unrealized gains/losses	Realized gains/losses
RMBS	191.1	(1.1)	0.9
AAA	185.7	(1.1)	0.9
Securities issued by Japan Housing Finance Agency	57.7	(0.8)	0.2
AA	4.9	(0.0)	0.0
A	-	-	-
BBB	0.4	(0.0)	0.0
BB and below	-	-	-
Other products (note)	89.4	(0.0)	0.4
AAA	4.2	0.0	0.0
AA	55.9	(0.0)	0.2
A	11.5	0.0	0.0
BBB	2.0	-	0.0
None (apartment loans securitized by Taiyo)	15.6	-	0.1

Note: Other products include credit card-backed securities, lease-backed securities, credit linked loans and apartment loans.

Hedge Fund:

In domestic hedge funds, there are no hedge funds using strategies to invest in the sub-prime related products. Fair value of domestic hedge funds amounts to 5.1 billion yen.

Notes:

1. *Realized gains/losses include interest, dividends and income from real estate for rent in addition to gains/losses on sales of securities.*
2. *Rating is based on JCR, R&I, S&P and Moody's. If there is more than one rating, lower rating is showed.*

File No.82-34783

T&D Life Group

August 12, 2008

Daido Life Insurance Company
Haruo Kuramochi, President

The State of Investment in Securitized Products, Sub-prime related Products and Others

Daido Life Insurance Company announced that the state of investment in securitized products, sub-prime related products and others as of June 30, 2008, in accordance with a guideline on Financial Stability Forum, as you see the exhibit.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

Exhibit

The state of investment in securitized products, sub-prime related products and others (as of June 30, 2008)

1. Overseas Investments (foreign-currency-denominated)

(i) SPEs

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs	-	-	-
ABCP	-	-	-
SIV	-	-	-
Other products	-	-	-

Note: The above table shows the figures for SPEs to invest in securitized products and others.

(ii) CDO

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO	3.6	(0.4)	(0.4)
ABS-CDO	-	-	-
sub-prime and ALT-A exposure	-	-	-
CLO	3.6	(0.4)	(0.4)
equity	3.6	(0.4)	(0.4)
CBO	-	-	-
Other products	-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

	Fair value	(ref.) as of March 31, 2008	Net unrealized gains/losses	Realized gains/losses
CMBS	-	-	-	-

(v) Leveraged Finance

(Billions of yen)

	Fair value	(ref.) as of March 31, 2008	Net unrealized gains/losses	Realized gains/losses
Leveraged Finance	-	-	-	-

(vi) Other products

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
ABCP	-	-	-
RMBS	-	-	-
CDS	-	-	-
Other products	-	-	-

Offshore hedge funds (foreign-currency-denominated) partly include investments in the sub-prime related products. Total fair value of offshore hedge funds as of June 30, 2008 amounted to 167.1billion yen and total realized gains/losses of offshore hedge funds resulted in a gain of 13.4 billion yen.

Hedge Funds are categorized as trading securities, thus changes in fair value of hedge funds are reflected in realized gains/losses. Therefore there are no net unrealized gains/losses.

2. Domestic Investments (Yen-denominated)

(i) SPEs

(Billions of yen)

		Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs		-	-	-
	ABCP	-	-	-
	SIV	-	-	-
	Other products	-	-	-

Note: The above table shows the figures for SPEs to invest in securitized products and others.

(ii) CDO

(Billions of yen)

			Rating	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO				1.6	(0.0)	0.0
	ABS-CDO			-	-	-
	CLO			1.6	(0.0)	0.0
		Senior		1.6	(0.0)	0.0
			AAA	1.6	(0.0)	0.0
	CBO			-	-	-
	Other products			-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

	Rating	Fair value	(ref.) as of March 31, 2008	Net unrealized gains/losses	Realized gains/losses
CMBS		45.6	47.2	(0.8)	0.2
	AAA	5.6	7.6	(0.0)	0.0
	AA	3.7	3.7	(0.0)	0.0
	A	12.0	12.2	(0.1)	0.0
	BBB	16.2	15.1	(0.4)	0.1
	BB and below	7.0	7.6	(0.2)	0.0
	None	0.8	0.8	(0.0)	0.0

Note: Backed assets are all domestic real estates (offices, commerce facilities and rental housing). Regarding fair value as of March 31, 2008, redeemed assets are categorized by rating at the time of redemption.

(v) Leveraged Finance

(Billions of yen)

		Fair value	(ref.) as of March 31, 2008	Net unrealized gains/losses	Realized gains/losses
Leveraged Finance		34.7	30.0		0.4
	Telecommunications	8.1	8.1		0.0
	Information telecommunications	1.1	1.1		0.0
	Machinery	3.8	3.8		0.0
	Chemicals	6.3	6.3		0.1
	Other manufacturing industries	5.3	5.5		0.0
	Restaurant business	2.0	2.0		0.0
	Banking	7.9	2.9		0.0

(vi) Other products

(Billions of yen)

	Rating		Fair value	Net unrealized gains/losses	Realized gains/losses
ABCP			43.0	-	0.0
	a-1 / J-1 and above		43.0	-	0.0
RMBS			328.5	(1.5)	1.7
	AAA		309.4	(1.5)	1.6
		Securities issued by Japan Housing Finance Agency	186.9	(2.6)	0.8
	AA		19.1	(0.0)	0.1
	A		-	-	-
	BBB and below		-	-	-
CDS			-	-	-
Credit Linked Note			7.8	(0.1)	0.0
Other ABS			6.8	(0.0)	0.0
	AAA		0.7	(0.0)	0.0
	AA		-	-	-
	A		2.7	-	0.0
	BBB		2.5	(0.0)	0.0
	BB and below		0.5	-	0.0
	None		0.2	-	0.0

In domestic hedge funds (yen-denominated), there are no hedge funds investing in the sub-prime related products. Total fair value of domestic hedge funds as of June 30, 2008 amounted to 1.9 billion yen, and realized gains/losses resulted in a loss of 0.0 billion yen. Hedge Funds are categorized as trading securities, thus there are no net unrealized gains/losses.

Notes:

1. *Realized gains/losses include interest, dividends and income from real estate for rent, gains/losses on sales of securities, devaluation losses on securities, and also include gains/losses from assets which have been already sold or redeemed.*

2. *Rating is based on R&I, JCR, Moody's, S&P and Fitch Ratings. If there is more than one rating, lower rating is applied.*

File No.82-34783

T&D Life Group

August 12, 2008

T&D Financial Life Insurance Company
Muneo Takeuchi, President

The State of Investment in Securitized Products, Sub-prime related Products and Others

T&D Financial Life Insurance Company announced that the state of investment in securitized products, sub-prime related products and others as of June 30, 2008, in accordance with a guideline on Financial Stability Forum, as you see the exhibit.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

Exhibit

The state of investment in securitized products, sub-prime related products and others (as of June 30, 2008)

(i) SPEs

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs	-	-	-
ABCP	-	-	-
SIV	-	-	-
Other products	-	-	-

(ii) CDO

(Billions of yen)

Rating	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO	0.2	(0.0)	0.0
ABS-CDO	-	-	-
CLO	0.2	(0.0)	0.0
Senior	0.0	(0.0)	0.0
AAA	0.0	(0.0)	0.0
AA	-	-	-
A and below	-	-	-
None	-	-	-
Mezzanine	0.2	(0.0)	0.0
AAA	-	-	-
AA	0.2	(0.0)	0.0
A and below	-	-	-
None	-	-	-
CBO	-	-	-
Other products	-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

	Fair value		Net unrealized gains/losses	Realized gains/losses
		(ref.) as of March 31, 2008		
CMBS	-	-	-	-

(v) Leveraged Finance

(Billions of yen)

	Fair value		Net unrealized gains/losses	Realized gains/losses
		(ref.) as of March 31, 2008		
Leveraged Finance	-	-	-	-

(vi) Other products

None

Note: Realized gains/losses include interest, dividends and income from real estate for rent.

File No.82-34783

T&D Life Group

July 3, 2008

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Administrative Order from Financial Services Agency to Daido Life Insurance Company

Daido Life Insurance Company, the subsidiary of T&D Holdings, Inc., today received an order from Financial Services Agency regarding the inadequate payment of insurance claims and benefits pursuant to the Insurance Business Law.

We deeply regret that our subsidiary have received the order and express our sincere apologies to the concerned parties including our customers.

The appropriate payment of insurance claims and benefits is the most basic and important function of an insurance company. We take the administrative order with utmost seriousness and endeavor to prevent the recurrence of such problems.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Quarterly Reports

A Quarterly Report, required to be filed under the Financial Instruments and Exchange Law within 45 days after the end of each quarter of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on August 12, 2008 for the three-month period ended June 30, 2008 and sets forth the following information:

PART ONE CORPORATE INFORMATION

- I. Outline of the company
  - 1. Changes in principal indicators of business operations, etc.
  - 2. Substance of business
  - 3. Related companies
  - 4. Employees
- II. Business operations
  - 1. State of life insurance business
  - 2. Contracts material to operation of business
  - 3. Analysis of financial position and results of operations
- III. Conditions of facilities
  - (1) Conditions of principal facilities
  - (2) Plans for establishment, disposal, etc. of facilities
- IV. State of the company
  - 1. Information concerning shares, etc.
    - (1) Total number of shares, etc.
    - (2) Stock acquisition rights, etc.
    - (3) Rights plan
    - (4) Changes in number of issued shares and share capital
    - (5) Principal shareholders
    - (6) Voting rights
  - 2. Changes in share price
  - 3. Officers
- V. Financial condition
  - 1. Quarterly consolidated financial statements
    - (1) Quarterly consolidated balance sheet
    - (2) Quarterly consolidated statement of income
    - (3) Quarterly consolidated statement of cash flows
  - 2. Other matters

3. Non-consolidated interim financial statements
   (1) Non-consolidated interim balance sheet
   (2) Non-consolidated interim statement of income
   (3) Non-consolidated interim statement of changes in net assets
4. Other matters

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Interim audit reports

The quarterly reports are available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.

Written Confirmation Regarding the Appropriateness and Accuracy of a Quarterly Report

Written confirmations regarding the appropriateness and accuracy of quarterly reports, prepared in accordance with paragraph 1 of Article 24-4-8 of the Financial Instruments and Exchange Law, were filed with the Director of the Kanto Local Finance Bureau through EDINET on August 12, 2008 and November 27, 2008, respectively. Such written confirmation is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.

END